

Barnwell Industries, Inc.

2023 Annual Report

FINANCIAL AND OPERATING HIGHLIGHTS

	Year ended September 30,				
	2023	2022	2021	2020	2019
FINANCIAL:					
Revenues	$ 25,269,000	$ 28,545,000	$ 18,113,000	$ 18,347,000	$ 12,075,000
Net earnings (loss)	$ (961,000)	$ 5,513,000	$ 6,253,000	$ (4,756,000)	$ (12,414,000)
Net earnings (loss) per share – diluted	$ (0.10)	$ 0.57	$ 0.73	$ (0.57)	$ (1.50)
OPERATING:					
Production -					
Oil and natural gas liquids – barrels	256,000	230,000	171,000	174,000	141,000
Natural gas – MCF*	1,263,000	964,000	694,000	649,000	628,000
Average price -					
Oil and natural gas liquids, per barrel	$ 62.15	$ 78.66	$ 48.96	$ 31.84	$ 39.80
Natural gas, per MCF*	$ 2.64	$ 4.63	$ 2.62	$ 1.64	$ 1.15

	At September 30,				
	2023	2022	2021	2020	2019
FINANCIAL:					
Total assets	$ 35,421,000	$ 37,215,000	$ 24,435,000	$ 15,182,000	$ 18,302,000
RESERVES*:					
Oil and liquids – barrels:					
Proved Developed Reserves	1,116,000	1,046,000	636,000	530,000	529,000
Proved Undeveloped Reserves	110,000	34,000	4,000	5,000	890,000
Total	1,226,000	1,080,000	640,000	535,000	1,419,000
Natural gas – MCF**:					
Proved Developed Reserves	6,093,000	4,857,000	2,913,000	2,310,000	1,900,000
Proved Undeveloped Reserves	608,000	128,000	-	-	2,620,000
Total	6,701,000	4,985,000	2,913,000	2,310,000	4,520,000
Total oil and barrel of oil equivalent – BOE***:					
Proved Developed Reserves	2,132,000	1,883,000	1,138,000	928,000	856,000
Proved Undeveloped Reserves	211,000	56,000	4,000	5,000	1,342,000
Total	2,343,000	1,939,000	1,142,000	933,000	2,198,000

 * Amounts prior to fiscal 2022 include reserves located only in Canada.
 ** MCF means 1,000 cubic feet
*** BOE means barrel of oil equivalent at the rate of 6 MCF per Bbl of oil or NGL

Reserves are calculated by an independent engineering firm based on SEC constant pricing.



BARNWELL INDUSTRIES, INC.

TO OUR STOCKHOLDERS:

Fiscal 2023 was a year of significant and exciting progress for the Company. In our core energy operations, we grew our primary oil asset in Twining, Alberta and made our first investments in the Permian Basin, investing $10,729,000 in oil and natural gas properties during fiscal 2023. In our legacy Hawaiian operations, we took initial steps to exit the water well drilling business, and since year-end, sold our final lot from Increment I in our Kaupulehu Project. From a corporate and governance standpoint, we concluded a standstill agreement among the Company's major shareholders resulting in significant cost savings and a reconstituted Board of Directors. In short, it was a busy year. Taken together, each of these steps signals our transition back into a pure play oil and gas exploration and drilling company, which was the purpose for which the Company was originally formed in 1956.

Since fiscal 2021, oil and gas production has increased 60%. This past fiscal year saw significantly increased oil production for the Company with over 200,000 barrels produced, as well as increased gas and natural gas liquids production. Company efforts to enhance our existing wells yielded record production in Q1 2024 without any new wells. As we move into fiscal 2024, our historical drilling success encourages us to drill more low-decline, long-lived oil wells at Twining.

Our premier property at Twining, Alberta represented 73% of the Company's fiscal 2023 barrel of oil equivalent production, where we have identified over 40 net well sites that could be drilled. We are also investing in the optimization of our infrastructure and facilities, where we have modernized older facilities and equipment and increased the efficiency of our operations. These investments have already borne fruit as evidenced with our record production in Q1 2024, and most of these facilities investments will pay back in less than a year in the form of increased production and/or lower operating costs.

Our early fiscal 2024 financial results have been negatively impacted by increased price differentials in Canada, as the oil price decreased by about $8.00 per barrel over the past six months. The differentials are returning to normal levels, which will improve the price we receive for the oil produced at our Twining property. The temporary price differential increase was primarily caused by a lack of pipeline capacity for crude oil to be transported out of Western Canada and has been remedied by the filling and implementation of the Trans Mountain pipeline in March 2024.

Our oil and gas operations showed strong results throughout fiscal 2023 despite lower prices received, with $16,734,000 in oil and gas revenues for fiscal 2023, as compared to $19,187,000 for fiscal 2022 and $10,405,000 for fiscal 2021.

Net oil and gas production increased during the first quarter of fiscal 2024, as we saw the benefits of our optimization program at Twining, and production from our U.S. partnerships as well. For the quarter ended December 31, 2023, oil and gas revenues were $5,130,000, which was about equal to our oil and gas revenues for the first fiscal quarter of 2023, despite lower commodities prices. Oil production for the quarter ended December 31, 2023 increased 21% over the prior year and natural gas production increased 26% over the prior year period.

1100 Alakea Street • Suite 500 • Honolulu, Hawaii 96813 • Telephone (808) 531-8400 • Fax (808) 531-7181



Through mid-March 2024, the Company has received approximately $1,800,000 in revenues from the Company's 22.3% non-operated working interest in oil and natural gas leasehold acreage in the Permian Basin in Texas. The 2 wells drilled in Texas during fiscal 2023 are producing in the aggregate approximately 380 barrels of oil per day and 5,500 mcf (thousand cubic feet) of natural gas per day.

In February 2024, the final lot was sold from the 80-lot Increment I Project at Kaupulehu, North Kona, Hawaii, and the Company received a net percentage payment of $317,000 as well as a distribution to the Company of $950,000.

As of December 31, 2023, the end of our first quarter of fiscal 2024, the Company has no long-term debt and retains adequate working capital and liquidity. Management and the Board have continued to successfully navigate the post-COVID economic era while continuing to deploy capital into our oil and gas properties. We have successfully implemented cost cutting strategies that saw general and administrative expenses reduced from over $8,000,000 in fiscal 2022 to less than $7,000,000 in fiscal 2023. For the first quarter of fiscal 2024, our general and administrative expense was $1,400,000, a reduction of $800,000 from the prior year's quarter and indicative of our success in lowering those expenses.

As our production grows and we drill additional wells at our premier Twining property, we expect to continue to improve our stockholder total returns, as our operating costs and general and administrative expense are not expected to increase materially as revenues from increased production comes online, making the Company more efficient and profitable.

On April 1, 2024, Craig D. Hopkins was named Chief Executive Officer and President of the Company, and Alexander C. Kinzler, our previous CEO and President was named Executive Chairman of the Board and Secretary as well as continuing as General Counsel. Kenneth S. Grossman, our previous Chairman, was named Vice Chairman of the Board of Directors. This transition reflects the unanimous determination by the Board of Directors that Mr. Hopkins, an engineer with 30 years of experience in project management, reservoir evaluation, infrastructure development, and energy production and operations, as well as being a proven leader with extensive energy company experience is the correct choice to assist the Company to move forward as a pure-play oil and gas company. The Board of Directors would like to acknowledge and give thanks for the many contributions of Mr. Kinzler as CEO and Mr. Grossman as Chairman over the past several years.

On behalf of the Board of Directors and management of Barnwell Industries, Inc., we thank you, our stockholders, for your continued support.

For the Board of Directors,

Alexander C. Kinzler
Executive Chairman of the
Board

Kenneth S. Grossman
Vice-Chairman of the
Board

Craig D. Hopkins
Chief Executive Officer
and President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-5103

BARNWELL INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**72-0496921**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Alakea Street, Suite 500, Honolulu, Hawaii	**96813-2840**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(808) 531-8400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.50 par value	BRN	NYSE American

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes   ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes   ☒ No

The aggregate market value of the voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of a share of common stock on March 31, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) was $10,251,000.

As of December 12, 2023 there were 10,000,106 shares of common stock outstanding.

<u>Documents Incorporated by Reference</u>

1.   Proxy statement, to be forwarded to stockholders on or about January 12, 2024, is incorporated by reference in Part III hereof.

TABLE OF CONTENTS

		Page
	Glossary of Terms	3
	Discussion of Forward-Looking Statements	4
PART I		
Item 1.	Business	5
Item 1A.	Risk Factors	19
Item 1B.	Unresolved Staff Comments	31
Item 2.	Properties	31
Item 3.	Legal Proceedings	31
Item 4.	Mine Safety Disclosures	31
PART II		
Item 5.	Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	32
Item 6.	[Reserved]	33
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	34
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	53
Item 8.	Financial Statements and Supplementary Data	54
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	111
Item 9A.	Controls and Procedures	111
Item 9B.	Other Information	111
Item 9C.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections	112
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	113
Item 11.	Executive Compensation	113
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	113
Item 13.	Certain Relationships and Related Transactions, and Director Independence	114
Item 14.	Principal Accounting Fees and Services	114
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	115
	Signatures	118
	Index to Exhibits	120

GLOSSARY OF TERMS

Unless otherwise indicated, all references to "dollars" in this Form 10-K are to U.S. dollars.

Defined below are certain terms used in this Form 10-K:

Terms		Definitions
AER	-	Alberta Energy Regulator
ARO	-	Asset retirement obligation
ASC	-	Accounting Standards Codification
ASU	-	Accounting Standards Update
Barnwell of Canada	-	Barnwell of Canada, Limited
Bbl(s)	-	stock tank barrel(s) of oil equivalent to 42 U.S. gallons
Boe	-	barrel of oil equivalent at the rate of 6 Mcf per Bbl of oil or NGL
Consolidated Balance Sheets	-	The consolidated balance sheets of Barnwell Industries, Inc. and its subsidiaries.
FASB	-	Financial Accounting Standards Board
GAAP	-	U.S. generally accepted accounting principles
Gross	-	Total number of acres or wells in which Barnwell owns an interest; includes interests owned of record by Barnwell and, in addition, the portion(s) owned by others; for example, a 50% interest in a 320 acre lease represents 320 gross acres and a 50% interest in a well represents 1 gross well. In the context of production volumes, gross represents amounts before deduction of the royalty share due others.
InSite	-	InSite Petroleum Consultants Ltd.
KD I	-	KD Acquisition, LLLP, formerly known as WB KD Acquisition, LLC
KD II	-	KD Acquisition II, LP, formerly known as WB KD Acquisition, II, LLC
KD Development		KD Development, LLC
KD Kona	-	KD Kona 2013 LLLP
KKM Makai	-	KKM Makai, LLLP
Kukio Resort Land Development Partnerships	-	The following partnerships in which Barnwell owns non-controlling interest: KD Kukio Resorts, LLLP ("KD Kukio Resorts") KD Maniniowali, LLLP ("KD Maniniowali") KD Kaupulehu, LLLP, which consists of KD I and KD II ("KDK")
LCA	-	Licensee Capability Assessment
LGX	-	LGX Oil & Gas Ltd.
MBbls	-	thousands of barrels of oil
Mcf	-	one thousand cubic feet of natural gas at 14.65 pounds per square inch absolute and 60 degrees Fahrenheit
Mcfe	-	Mcf equivalent at the rate of 1 Bbl = 6 Mcf
MMcf	-	one million cubic feet of natural gas
Net	-	Barnwell's aggregate interest in the total acres or wells; for example, a 50% interest in a 320 acre lease represents 160 net acres and a 50% interest in a well represents 0.5 net well. In the context of production volumes, net represents amounts after deduction of the royalty share due others.
NGL(s)	-	natural gas liquid(s)
Octavian Oil	-	Octavian Oil, Ltd.
OWA		Orphan Well Association
Ryder Scott	-	Ryder Scott Company, L.P.
SEC	-	United States Securities and Exchange Commission
U.S.	-	United States
VIE	-	Variable interest entity
Water Resources	-	Water Resources International, Inc.
WIP		Working Interest Partners

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION
FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Form 10-K, and the documents incorporated herein by reference, contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). A forward-looking statement is one which is based on current expectations of future events or conditions and does not relate to historical or current facts. These statements include various estimates, forecasts, projections of Barnwell Industries, Inc.'s (referred to herein together with its majority-owned subsidiaries as "Barnwell," "we," "our," "us" or the "Company") future performance, statements of Barnwell's plans and objectives and other similar statements. All such statements we make are forward-looking statements made under the safe harbor of the PSLRA, except to the extent such statements relate to the operations of a partnership or limited liability company. Forward-looking statements include phrases such as "expects," "anticipates," "intends," "plans," "believes," "predicts," "estimates," "assumes," "projects," "may," "will," "will be," "should," or similar expressions. Although Barnwell believes that its current expectations are based on reasonable assumptions, it cannot assure that the expectations contained in such forward-looking statements will be achieved. Forward-looking statements involve risks, uncertainties and assumptions which could cause actual results to differ materially from those contained in such statements. Investors should not place undue reliance on these forward-looking statements, as they speak only as of the date of filing of this Form 10-K, and Barnwell expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statements contained herein.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are domestic and international general economic conditions, such as recessionary trends and inflation; domestic and international political, legislative, economic, regulatory and legal actions, including changes in the policies of the Organization of the Petroleum Exporting Countries or other developments involving or affecting oil and natural gas producing countries; military conflict, embargoes, internal instability or actions or reactions of the governments of the U.S. and/or Canada in anticipation of or in response to such developments; interest costs, restrictions on production, restrictions on imports and exports in both the U.S. and Canada, the maintenance of specified reserves, tax increases and retroactive tax claims, royalty increases, expropriation of property, cancellation of contract rights, environmental protection controls, environmental compliance requirements and laws pertaining to workers' health and safety; the condition of Hawaii's real estate market, including the level of real estate activity and prices, the demand for new housing and second homes on the island of Hawaii, the rate of increase in the cost of building materials and labor, the introduction of building code modifications, changes to zoning laws, the condition of Hawaii's tourism industry and the level of confidence in Hawaii's economy; levels of land development activity in Hawaii; levels of demand for water well drilling and pump installation in Hawaii; the potential liability resulting from pending or future litigation; the Company's acquisition or disposition of assets; the effects of changed accounting rules under GAAP promulgated by rule-setting bodies; and the factors set forth under the heading "Risk Factors" in this Form 10-K, in other portions of this Form 10-K, in the Notes to Consolidated Financial Statements, and in other documents filed by Barnwell with the SEC. In addition, unpredictable or unknown factors not discussed in this report could also cause actual results to materially and adversely differ from those discussed in the forward-looking statements.

PART I

ITEM 1.   **BUSINESS**

Overview

Barnwell was incorporated in Delaware in 1956 and fiscal 2023 represented Barnwell's 67th year of operations. Barnwell operates in the following three principal business segments:

- *Oil and Natural Gas Segment* - Barnwell engages in oil and natural gas development, production, acquisitions and sales in Canada and in the U.S. states of Oklahoma and Texas.

- *Land Investment Segment* - Barnwell invests in land interests in Hawaii.

- *Contract Drilling Segment* - Barnwell provides well drilling services and water pumping system installation and repairs in Hawaii.

Oil and Natural Gas Segment

Overview

Barnwell acquires and develops crude oil and natural gas assets in the province of Alberta, Canada via two corporate entities, Barnwell of Canada and Octavian Oil. Barnwell of Canada is a U.S. incorporated company that has been active in Canada for over 50 years, primarily as a non-operator participating in exploration projects operated by others. Octavian Oil is a Canadian company incorporated in 2016 to achieve growth through the acquisition and development of crude oil reserves. Additionally, through its wholly-owned subsidiaries BOK Drilling, LLC ("BOK"), established in February 2021, and Barnwell Texas, LLC ("Barnwell Texas"), established in November 2022, Barnwell is involved in oil and natural gas investments in Oklahoma and Texas, respectively.

Strategy

Barnwell's Canadian oil and natural gas assets are currently managed as two categories based on their differing attributes and strategies: Twining and Legacy.

Twining represents 73% of Barnwell's fiscal 2023 Boe production and consists of assets in the Twining field, in Alberta, Canada. These assets were purchased in August 2018 and were augmented with subsequent smaller acquisitions of partners. These assets are partially operated by the Company and partially operated by Pine Cliff Energy Ltd. The oil wells operated by the Company have largely less than 15% per year decline rates, and due to these lower decline rates, require less capital investment to replace decline. This lower capital requirement along with the fact that the land is largely held indefinitely, enables development drilling to be done when commodity prices support it. Since Barnwell's entry into the Twining property, we have participated in drilling 11 gross horizontal development wells that were completed with multi-stage sand fracs, all of which have been or are forecast to be profitable. Of these 11 wells, two are 100%-owned operated wells in locations selected by Barnwell and nine gross (2.6 net) are non-operated wells. Barnwell plans to continue to develop the pool with more horizontal wells if commodity prices continue to support their profitability.

The Legacy assets represent 8% of Barnwell's fiscal 2023 Boe production and consist of the largely non-operated Canadian oil and natural gas assets not in the Twining area. The Legacy assets are located throughout Alberta, Canada, and produce shallow gas and conventional oil from a variety of pools. These assets have been accumulated over decades of Barnwell activity. Barnwell continues to evaluate opportunities to either divest the legacy Canadian assets or add to them through acquiring working interests depending on technical and economic evaluations. Minimal capital is expected to be invested in these properties.

In Oklahoma, which produced 9% of Barnwell's fiscal 2023 Boe production, the Company has non-operated working interests in seven wells varying from 1.2% to 4.2% and a minor overriding royalty interest, 0.07%, in one well.

In December 2022, the Company entered into a purchase and sale agreement with an independent third party to acquire a 22.3% non-operated working interest in oil and natural gas leasehold acreage in the Permian Basin in Texas. In connection with the purchase of such leasehold interests, Barnwell acquired a 15.4% non-operated working interest in two oil wells in the Wolfcamp Formation in Loving and Ward Counties, Texas. Two gross (0.3 net) wells were drilled and began producing in late April 2023. Additional drilling opportunities in the U.S. are being investigated. These wells produced 10% of Barnwell's fiscal 2023 Boe production, but were only producing for five months.

Operations

All acquisitions, operational and developmental activities in the Twining area are the responsibility of the President and Chief Operating Officer of Barnwell of Canada and Octavian Oil with approvals for major expenditures secured from Barnwell's executive management and, when applicable, the Board of Directors.

Our oil and natural gas segment revenues, profitability, and future rate of growth are dependent upon oil and natural gas prices and the Company's ability to use its current cash, obtain external financing or generate sufficient cash flows to fund the development of our reserves. In the recent past, the industry experienced a period of low oil and natural gas prices that negatively impacted our past operating results, cash flows and liquidity. Credit and capital markets for oil and natural gas markets are volatile. We may seek to raise additional capital if such proceeds are considered attractive and would support potential growth.

Natural gas prices are typically higher in the winter than at other times due to increased heating demand. Oil prices also are subject to seasonal fluctuations, but to a lesser degree. Oil and natural gas unit sales are based on the quantity produced from the properties by the respective property operators. Prices received in Canada also have been negatively impacted by the lack of export pipeline capacity.

Preparation of Reserve Estimates

Barnwell's reserves are estimated by our independent petroleum reserve engineers, InSite Petroleum Consultants Ltd. ("InSite") in Canada and Ryder Scott Company, L.P. ("Ryder Scott") in the U.S., in accordance with generally accepted petroleum engineering and evaluation principles and techniques and rules and regulations of the SEC. All information with respect to the Company's Canadian reserves in this Form 10-K is derived from the report of InSite, which is filed with this Form 10-K as Exhibit 99.1. All information with respect to the Company's U.S. reserves in this Form 10-K is derived from the reports of Ryder Scott, which are filed with this Form 10-K as Exhibits 99.2 and 99.3.

The preparation of data used by the independent petroleum reserve engineers to compile our oil and natural gas reserve estimates was completed in accordance with various internal control procedures which include verification of data input into reserves evaluation software, reconciliations and reviews of data provided to the independent petroleum reserve engineers to ensure completeness, and management review controls, including an independent internal review of the final reserve report for completeness and accuracy.

Barnwell has a Reserves Committee consisting of two independent directors and Barnwell's CEO. The Reserves Committee was established to ensure the independence of the Company's petroleum reserve engineers. The Reserves Committee is responsible for reviewing the annual reserve evaluation reports prepared by the independent petroleum reserve engineering firms and ensuring that the reserves are reported fairly in a manner consistent with applicable standards. The Reserves Committee meets annually to discuss reserve issues and policies and to meet with Company personnel and the independent petroleum reserve engineers.

The President and Chief Operating Officer of Barnwell of Canada and Octavian Oil is a professional engineer with over 25 years of relevant experience in the oil and natural gas industry in Canada and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

Reserves

At September 30, 2023, Barnwell's reserves were approximately 43% operated and consisted of 52% conventional oil and natural gas liquids and 48% natural gas. At September 30, 2022, Barnwell's reserves were approximately 54% operated and consisted of 56% conventional oil and natural gas liquids and 44% natural gas. This change in reserves was largely due to our Texas investment in two non-operated wells.

The amounts set forth in the following table, based on our independent reserve engineers' evaluation of our reserves, summarize our estimated proved reserves of oil (including natural gas liquids) and natural gas as of September 30, 2023 for all properties located in Canada and the U.S. in which Barnwell has an interest. All of our oil and natural gas reserves are based on constant dollar price and cost assumptions. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and natural gas properties. Accordingly, these estimates are expected to change as future information becomes available. Proved oil and natural gas reserves are the estimated quantities of oil and natural gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions (i.e., prices and costs) existing at the time the estimate is made. Proved developed oil and natural gas reserves are proved reserves that can be expected to be recovered through existing wells and equipment in place and under operating methods being utilized at the time the estimates were made. No estimates of total proved net oil or natural gas reserves have been filed with, or included in reports to, any federal authority or agency, other than the SEC, since October 1, 2022.

	As of September 30, 2023		
	Estimated Net Proved Developed Reserves	Estimated Net Proved Undeveloped Reserves	Estimated Net Proved Reserves
Oil, including natural gas liquids (Bbls)	1,116,000	110,000	1,226,000
Natural gas (Mcf)	6,093,000	608,000	6,701,000
Total (Boe)	2,132,000	211,000	2,343,000

During fiscal 2023, Barnwell's total net proved developed reserves of oil and natural gas liquids increased by 70,000 Bbls (7%) and total net proved developed reserves of natural gas increased by 1,236,000 Mcf (25%), for a combined increase of 249,000 Boe (13%). The increase in natural gas reserves were primarily the result of the wells drilled in Texas and Canada in the current year.

The following table sets forth Barnwell's oil and natural gas net reserves at September 30, 2023, by location and property name, based on information prepared by our independent reserve engineers, as well as net production and net revenues by location and property name for the year ended September 30, 2023. The reserve data in this table is based on constant dollars where reserve estimates are based on sales prices, costs and statutory tax rates using a historical average price of the first day pricing of the last 12-months ending with September 2023.

	As of September 30, 2023				For the year ended September 30, 2023			
	Net Proved Producing Reserves		Net Proved Reserves		Net Production		Net Revenues	
Property Name	Oil & NGL (MBbls)	Gas (MMcf)	Oil & NGL (MBbls)	Gas (MMcf)	Oil & NGL (MBbls)	Gas (MMcf)	Oil & NGL	Gas
Canada:								
Twining	656	3,024	813	3,882	192	902	$12,605,000	$2,581,000
Bonanza/Balsam	27	24	27	24	4	15	265,000	30,000
Kaybob	22	101	22	101	3	14	211,000	42,000
Medicine River	58	623	58	623	5	20	216,000	50,000
Thornbury	—	287	—	344	—	52	—	136,000
Wood River	17	33	17	33	6	9	436,000	32,000
Other properties	—	4	—	3	—	11	2,000	24,000
United States:								
Oklahoma	116	734	116	734	22	119	1,037,000	355,000
Texas	173	957	173	957	24	121	1,163,000	191,000
Total	1,069	5,787	1,226	6,701	256	1,263	$15,935,000	$3,441,000

Net proved reserves that are attributable to existing producing wells are primarily determined using decline curve analysis and rate transient analysis, which incorporates the principles of hydrocarbon flow. Net proved reserves attributable to producing wells with limited production history and for undeveloped locations are estimated using performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity. Technologies relied on to establish reasonable certainty of economic producibility include electrical logs, radioactivity logs, core analyses, geologic maps and available production data, seismic data and well test data.

Standardized Measure of Discounted Future Net Cash Flows

The following table sets forth Barnwell's "Estimated Future Net Revenues" from total proved oil, natural gas and natural gas liquids reserves located in Canada and the U.S. and the present value of Barnwell's "Estimated Future Net Revenues" (discounted at 10%) as of September 30, 2023. Estimated future net revenues for total proved reserves are net of estimated future expenditures of developing and producing the proved reserves, and assume the continuation of existing economic conditions. Net revenues have been calculated using the average first-day-of-the-month price during the 12-month period ending as of the balance sheet date and current costs, after deducting all royalties, operating costs, future estimated capital expenditures (including abandonment costs), and income taxes. The amounts below include future cash flows from reserves that are currently proved undeveloped reserves and do not deduct general and administrative or interest expenses.

Year ending September 30,	
2024	$ 7,993,000
2025	5,654,000
2026	3,900,000
Thereafter	2,413,000
Undiscounted future net cash flows, after income taxes	$ 19,960,000
Standardized measure of discounted future net cash flows	$ 19,913,000 *

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* This amount does not purport to represent, nor should it be interpreted as, the fair value of Barnwell's oil and natural gas reserves. An estimate of fair value would also consider, among other items, the value of Barnwell's undeveloped land position, the recovery of reserves not presently classified as proved, anticipated future changes in oil and natural gas prices (these amounts were based on a natural gas price of $2.54 per Mcf and an oil price of $69.66 per Bbl) and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

Barnwell has included all abandonment, decommissioning and reclamation costs and inactive well costs into the Company's reserve reports in accordance with best practice recommendations.

Oil and Natural Gas Production

The following table summarizes (a) Barnwell's net production for the last three fiscal years, based on sales of natural gas, oil and natural gas liquids, from all wells in which Barnwell has or had an interest, and (b) the average sales prices and average production costs for such production during the same periods. Production amounts reported are net of royalties. All of Barnwell's net production in fiscal 2023 was derived in Alberta, Canada and in the U.S. states of Oklahoma and Texas. Barnwell's net production in fiscal 2022 and 2021 was derived in Alberta, Canada and in Oklahoma. For a discussion regarding our total annual production volumes, average sales prices, and related production costs, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year ended September 30,		
	2023	2022	2021
Annual net production:			
Natural gas (Mcf)	**1,263,000**	964,000	694,000
Oil (Bbls)	**204,000**	182,000	147,000
Natural gas liquids (Bbls)	**52,000**	48,000	24,000
Total (Boe)	**467,000**	396,000	291,000
Total (Mcfe)	**2,799,000**	2,296,000	1,685,000
Annual average sales price per unit of production:			
Mcf of natural gas*	**$2.64**	$4.63	$2.62
Bbl of oil**	**$69.77**	$86.73	$51.74
Bbl of natural gas liquids**	**$32.24**	$48.06	$31.92
Annual average production cost per Boe produced***	**$22.10**	$23.66	$22.40
Annual average production cost per Mcfe produced***	**$3.68**	$4.08	$3.86

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*   Calculated on revenues net of pipeline charges before royalty expense divided by gross production.

**   Calculated on revenues before royalty expense divided by gross production.

*** Calculated on production costs, excluding natural gas pipeline charges, divided by the combined total production of natural gas liquids, oil and natural gas.

Capital Expenditures and Acquisitions

Barnwell invested $10,729,000 in oil and natural gas properties during fiscal 2023, including accrued capital expenditures and acquisitions of oil and natural gas properties and excluding additions and revisions to estimated asset retirement obligations. Barnwell's capital expenditures were primarily for the drilling of new wells in Texas and the Twining area.

Barnwell invested $11,052,000 in oil and natural gas properties during fiscal 2022, including accrued capital expenditures and acquisitions of oil and natural gas properties and excluding additions and revisions to estimated asset retirement obligations. Barnwell's capital expenditures were primarily for the drilling of wells in the Twining area, for facilities expansion and upgrade costs in the Twining area and the acquisition of additional working interests in several wells in the Twining area.

Well Drilling Activities

The Company participated in the drilling of three gross (0.9 net) non-operated development wells in the Twining area of Alberta, Canada during the year ended September 30, 2023. Total capital expenditures for the year ended September 30, 2023 totaled approximately $4,770,000 and included the drilling, completion and equipping of the three gross (0.9 net) wells along with various upgrades to the Twining facilities. Additionally, the Company participated in the drilling of two gross (0.3 net) non-operated development oil wells in Texas which began producing in late April 2023. Capital expenditures incurred for the drilling of these two wells totaled approximately $4,293,00 during the year ended September 30, 2023. The Company did not drill or participate in the drilling of wells in Oklahoma during the year ended September 30, 2023.

In fiscal 2022, the Company participated in the drilling of six gross (1.7 net) non-operated development wells in the Twining area. Capital expenditures incurred by the Company for these non-operated development wells totaled $4,366,000 for the year ended September 30, 2022. Five gross (1.4

net) wells were producing at September 30, 2022 and the remaining one gross (0.3 net) well was awaiting tie-in and started producing in fiscal 2023. The Company drilled one gross (1.0 net) operated development well in the Twining area which was producing at September 30, 2022. Capital expenditures incurred by the Company for this operated well was $2,852,000. The Company did not drill or participate in the drilling of wells in Oklahoma during the year ended September 30, 2022.

In fiscal 2021, the Company participated in the drilling of seven gross (0.2 net) non-operated development wells in Oklahoma. Capital expenditures incurred by the Company for these Oklahoma wells totaled $1,178,000 for the year ended September 30, 2021. The Company did not drill or participate in the drilling of wells in Canada during the year ended September 30, 2021.

Producing Wells

As of September 30, 2023, Barnwell has interests in 145 gross (65.7 net) producing wells in Alberta, Canada, of which 95 gross (59.3 net) were oil wells and 50 gross (6.4 net) were natural gas wells. Additionally, Barnwell has interests in seven gross (0.2 net) and two gross (0.3 net) producing oil wells in Oklahoma and Texas, respectively, as of September 30, 2023.

Developed Acreage and Undeveloped Acreage

The following table sets forth the gross and net acres of both developed and undeveloped oil and natural gas leases in Canada which Barnwell held as of September 30, 2023. The acreage of developed and undeveloped oil and natural gas leases in the U.S. are not significant and are therefore not included in the table below.

Location	Developed Acreage*		Undeveloped Acreage*		Total	
	Gross	Net	Gross	Net	Gross	Net
Canada	136,220	33,980	27,110	8,710	163,330	42,690

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* "Developed Acreage" includes the acres covered by leases upon which there are one or more producing wells. "Undeveloped Acreage" includes acres covered by leases upon which there are no producing wells and which are maintained by the payment of delay rentals or the commencement of drilling thereon.

Eighty-three percent of Barnwell's undeveloped acreage is not subject to expiration at September 30, 2023. Seventeen percent of Barnwell's leasehold interests in undeveloped acreage is subject to expiration and may expire over the next five fiscal years, if not developed, as follows: 6% expire during fiscal 2024; no expirations during fiscal 2025; 2% expire during fiscal 2026; 5% expire during fiscal 2027; and 4% expire during fiscal 2028. There can be no assurance that Barnwell will be successful in renewing its leasehold interests in the event of expiration.

Barnwell's undeveloped acreage includes a significant concentration in the Twining area (4,040 net acres). The remaining undeveloped acreage is at non-operated properties over which we do not have control, and the value of such acreage is not estimated to be significant at current commodity prices.

Marketing of Oil and Natural Gas

Barnwell sells its Canadian oil, natural gas, and natural gas liquids production, including under short-term contracts between itself and two main oil purchasers, one natural gas purchaser, and one natural gas liquids purchaser. The prices received are freely negotiated between buyers and sellers and are determined from transparent posted prices adjusted for quality and transportation differentials. In fiscal 2023, 95% of Barnwell's Canadian oil and natural gas revenues were from products sold at spot prices.

In November 2023, to provide partial protection against the risk of declining natural gas prices during the second half of our fiscal 2024, the Company amended certain of its Canadian purchase and sales contracts to change the sales price on a portion of the natural gas it sells to a fixed price during the period from April 1, 2024 to October 31, 2024. With these changes, the Company anticipates that during that period approximately 25% of its Canadian natural gas production will be sold at fixed prices while the remaining 75% of such production will continue to be sold at spot prices.

Additionally, in December 2023, the Company amended certain of its Canadian purchase and sales contract to change the sales price on a portion of the oil it sells to a fixed price during the period from January 1, 2024 to June 30, 2024. With these changes, the Company anticipates that during that period approximately 40% of its Canadian oil production will be sold at fixed prices while the remaining 60% of such production will continue to be sold at spot prices.

In fiscal 2023 and 2022, Barnwell took most of its Canadian oil, natural gas liquids and natural gas "in kind" where Barnwell markets the products instead of having the operator of a producing property market the products on Barnwell's behalf. We sell oil, natural gas and natural gas liquids to a variety of energy marketing companies. Because our products are commodities for which there are numerous marketers, we are not dependent upon one purchaser or a small group of purchasers. Accordingly, the loss of any single purchaser would not materially affect our revenues.

Governmental Regulation

The jurisdictions in which the oil and natural gas properties of Barnwell are located have regulatory provisions relating to permits for the drilling of wells, the spacing of wells, the prevention of oil and natural gas waste, allowable rates of production, environmental protection, and other matters. The amount of oil and natural gas produced is subject to control by regulatory agencies in each province. The province of Alberta and the Government of Canada also monitor the volume of natural gas that may be removed from the province and the conditions of removal; currently all our Canadian natural gas is sold within Alberta.

All of Barnwell's Canadian gross revenues were derived from properties located within Alberta, which charges oil and natural gas producers a royalty for production within the province. Provincial royalties are calculated as a percentage of revenue and vary depending on production volumes, selling prices and the date of discovery. Barnwell also pays gross overriding royalties and leasehold royalties on a portion of its oil and natural gas sales to parties other than the province of Alberta.

Under the current royalty framework for newly drilled wells, the same royalty calculation applies to both oil and natural gas wells and royalties are determined on a revenue minus cost basis where producers pay a flat royalty rate of 5% of gross revenues until a well reaches payout after which an increased post-payout royalty applies. Post payout royalties vary with commodity prices and well production rates.

In fiscal 2023, 76% of Canadian royalties were related to Alberta government charges and 24% of royalties were related to freehold, overriding royalties and other charges.

In fiscal 2023, the weighted-average royalty rate paid on all of Barnwell's Canadian natural gas was 10%, and the weighted-average royalty rate paid on oil was 17%. In fiscal 2023, the weighted-average royalty rate paid on all of Oklahoma's and Texas's production was 23% and 26%, respectively.

In June 2021, the AER announced that the previous Licensee Liability Program ("LLP") would be replaced by a Licensee Life-Cycle Management Program via a Licensee Capability Assessment ("LCA"). The LCA is intended to be a more comprehensive assessment of corporate health and considers a wider variety of factors than those considered under the LLP and establishes clear expectations for industry with regards to the management of liabilities throughout the entire lifecycle of oil and gas projects. Factors considered are grouped into six factor groups, these being current financial distress, liability magnitude, resources lifespan, operations compliance, closure efficiency, and administrative compliance. These factors are compared to peer operators and ranked into three "Tiers." Barnwell's assessment under the LCA Program is currently favorable with Tier 1 or 2 overall rankings in the six factor groups. Barnwell believes it can continue to manage its operations to maintain a favorable ranking. Importantly, an inventory reduction program also has been implemented which requires mandatory annual minimum expenditures towards outstanding decommissioning and reclamation obligations in accordance with AER targets which are adjusted by the AER on an annual basis. The target for 2024 is 6.6% of an individual company's inactive liability. These targets became effective January 1, 2022. Barnwell believes the targets assessed by the AER are within estimated forecasts for Barnwell's future ARO spending and therefore the Company will be in compliance with spend targets under the Inventory Reduction Program.

In September 2019, the AER issued an abandonment/closure order for all wells and facilities in the Manyberries area which had been largely operated by LGX, an operating company that went into receivership in 2016. The estimated asset retirement obligation for the Company's interest in the wells and facilities in the Manyberries area is included in "Asset retirement obligation" in the Consolidated Balance Sheets.

After the abandonment/closure order was issued for Manyberries, the OWA created a Working Interest Partners ("WIP") program for specific areas where there are a significant number of orphaned wells to abandon. The OWA has the ability and expertise to abandon wells using its internal resources and network of service providers resulting in efficiencies that companies such as Barnwell would not be able to obtain on its own. Under the WIP program, the Company would be required to provide payment for only Barnwell's working interest share, however, all WIP's would have to participate in the program for the OWA to begin its work. In March 2021, the Company was notified by the OWA that Barnwell's Manyberries wells were confirmed to be in the WIP program.

Under the agreement with the OWA, the Company is required to pay the abandonment and reclamation costs in advance through a cash deposit. The total cash deposit amount was calculated to be approximately $1,525,000 and the Company paid $888,000 of the total deposit in July and August 2021 and may need to pay the remaining balance of $637,000 by August 2024. The Company revised its Manyberries ARO liability based on the OWA's revised abandonment and reclamation estimates. Based on a review of the details of the cash deposit calculation provided by the OWA, which includes amounts added for possible contingencies, the Company believes the required cash deposit amount by the OWA is higher than the actual costs of the asset retirement obligation for the Manyberries wells and that any excess of the deposit over actual asset retirement costs for the first phase of the work would be credited toward the second phase of the work. A remaining excess deposit, if any, would ultimately be refunded to the Company upon completion of all of the work. As at September 30, 2023, the Company recognized a cumulative reduction in the deposit balance of $300,000 for work performed under this program.

Over the past seven years, the Company has worked to reduce its abandonment and reclamation obligations associated with its oil and natural gas segment, both by divesting low-productivity assets and actively closing wells and sites. Twenty-three Barnwell-operated sites have been certified as fully reclaimed or exempt since 2016. To aid in this regard, and as a stimulus response to the COVID-19 pandemic, the Canadian Federal Government created and funded the Alberta-administered Site Rehabilitation Program ("SRP") in spring 2020. The SRP has been designed to reduce oil and gas industry liabilities by funding vendors who perform closure work. In partnership with its vendors, Barnwell-operated sites have received $388,000 in net funding to date, to be directed to ARO reduction activities. Barnwell has further benefited from grants allocated to its non-operated property partners amounting to $120,000.

Competition

Barnwell competes in the sale of oil and natural gas on the basis of price and on the ability to deliver products. The oil and natural gas industry is intensely competitive in all phases, including the acquisition and development of new production and reserves and the acquisition of equipment and labor necessary to conduct drilling activities. The competition comes from numerous major oil companies as well as numerous other independent operators. There also is competition between the oil and natural gas industry and other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers. Barnwell is a minor participant in the industry and competes in its oil and natural gas activities with many other companies having far greater financial, technical and other resources.

Land Investment Segment

Overview

Barnwell owns a 77.6% interest in Kaupulehu Developments, a Hawaii general partnership ("Kaupulehu Developments") that has the right to receive payments from KD I and KD II resulting from the sale of lots and/or residential units by KD I and KD II within the approximately 870 acres of the Kaupulehu Lot 4A area in two increments ("Increment I" and "Increment II"), located approximately six miles north of the Kona International Airport in the North Kona District of the island of Hawaii. Kaupulehu Developments also holds an interest in approximately 1,000 acres of vacant leasehold land zoned conservation located adjacent to Lot 4A under a lease that terminates in December 2025, which currently has no development potential without both a development agreement with the lessor and zoning reclassification.

Barnwell, through two limited liability limited partnerships, KD Kona and KKM Makai ("KKM"), holds a non-controlling ownership interest in the Kukio Resort Land Development Partnerships comprised of KD Kukio Resorts, KD Maniniowali, and KDK. The Kukio Resort Land Development Partnerships own certain real estate and development rights interests in the Kukio, Maniniowali and Kaupulehu portions of Kukio Resort, a private residential community on the Kona coast of the island of Hawaii, as well as Kukio Resort's real estate sales office operations. KDK holds interests in KD I and KD II. KD I is the developer of Increment I, and KD II is the developer of Increment II. Barnwell's ownership interests in the Kukio Resort Land Development Partnerships are accounted for using the equity method of accounting.

Operations

In the 1980s, Kaupulehu Developments obtained the state and county zoning changes necessary to permit development of the Four Seasons Resort Hualalai at Historic Ka`upulehu and Hualalai Golf Club, which opened in 1996, a second golf course, and single-family and multi-family residential units. These projects were developed by an unaffiliated entity on leasehold land acquired from Kaupulehu Developments.

In the 1990s and 2000s, Kaupulehu Developments obtained the state and county zoning changes necessary to permit development of single-family and multi-family residential units, a golf course and a limited commercial area on approximately 870 leasehold acres, known as Lot 4A, zoned for resort/ residential development, located adjacent to and north of the Four Seasons Resort Hualalai at Historic Ka`upulehu. In 2004 and 2006, Kaupulehu Developments sold its leasehold interest in Kaupulehu Lot 4A to KD I's and KD II's predecessors in interest, which was prior to Barnwell's affiliation with KD I and KD II which commenced on November 27, 2013, the acquisition date of our ownership interest in the Kukio Resort Land Development Partnerships.

Increment I is an area of 80 single-family lots, 78 of which were sold from 2006 to 2023, and a beach club on the portion of the property bordering the Pacific Ocean. The purchasers of the 80 single-family lots also have the right to apply for membership in the Kuki`o Golf and Beach Club, which is located adjacent to and south of the Four Seasons Resort Hualalai at Historic Ka`upulehu. Increment II is the remaining portion of the approximately 870-acre property and is zoned for single-family and multi-family residential units and a golf course and clubhouse. Two residential lots of approximately two to three acres in size fronting the ocean were developed within Increment II and sold by KD II, and the remaining acreage within Increment II is not yet under development. It is uncertain when or if KD II will develop the other areas of Increment II, and there is no assurance with regards to the amounts of future sales from Increments I and II. The remaining 420 developable acres at Increment II are entitled for up to 350 homesites. No definitive development plans have been made by KDII, the developer of Increment II, as of the date of this report.

Kaupulehu Developments is entitled to receive payments from KD I based on 10% of the gross receipts from KD I's sales of single-family residential lots in Increment I. In fiscal 2023, one single-family lot was sold and two single-family lots, of the 80 lots developed within Increment I, remained to be sold as of September 30, 2023. The developer had consolidated these two remaining lots into one large lot but has since split them back into the original two lots.

In March 2019, KD II admitted a new development partner, Replay Kaupulehu Development, LLC ("Replay"), a party unrelated to Barnwell, in an effort to move forward with development of the remainder of Increment II at Kaupulehu. KDK and Replay hold ownership interests of 55% and 45%, respectively, of KD II and Barnwell has a 10.8% indirect non-controlling ownership interest in KD II through KDK, which is accounted for using the equity method of accounting. Barnwell continues to have an indirect 19.6% non-controlling ownership interest in KD Kukio Resorts, KD Maniniowali, and KD I.

Under the terms of the Increment II agreement with KD II, Kaupulehu Developments is entitled to 15% of the distributions of KD II, the cost of which is to be solely borne by KDK out of its 55% ownership interest in KD II, plus a priority payout of 10% of KDK's cumulative net profits derived from Increment II sales subsequent to Phase 2A, up to a maximum of $3,000,000 as to the priority payout. Such interests are limited to distributions or net profits interests and Barnwell does not have any partnership interests in KD II or KDK through its interest in Kaupulehu Developments. The arrangement also gives Barnwell rights to three single-family residential lots in Phase 2A of Increment II, and four single-family residential lots in phases subsequent to Phase 2A when such lots are developed by KD II, all at no cost to Barnwell. Barnwell is committed to commence construction of improvements within 90 days of the transfer of the four lots in the phases subsequent to Phase 2A as a condition of the transfer of such lots. Also, in addition to Barnwell's existing obligations to pay professional fees to certain parties based on percentages of its gross receipts, Kaupulehu Developments also is obligated to pay an amount equal to 0.72% and 0.2% of the cumulative net profits of KD II to KD Development and a pool of various individuals, respectively, all of whom are partners of KKM and are unrelated to Barnwell, in compensation for the agreement of these parties to admit the new development partner, Replay, for Increment II. Such compensation will be reflected as the obligation becomes probable and the amount of the obligation can be reasonably estimated.

In fiscal 2023, the Kukio Resort Land Development Partnerships sold one lot in Increment I and as a result of the lot sale, made cash distributions to its partners of which Barnwell received $758,000 resulting in a net amount of $674,000, after distributing $84,000 to non-controlling interests.

Competition

Barnwell's land investment segment is subject to intense competition in all phases of its operations including the acquisition of new properties, the securing of approvals necessary for land rezoning, and the search for potential buyers of property interests presently owned. The competition comes from numerous independent land development companies and other industries involved in land investment activities. The principal factors affecting competition are the location of the project and pricing. Barnwell is a minor participant in the land development industry and competes in its land investment activities with many other entities having far greater financial and other resources.

Contract Drilling Segment

Overview

Barnwell's wholly-owned subsidiary, Water Resources, drills water and water monitoring wells of varying depths in Hawaii, installs and repairs water pumping systems, and is the distributor for Trillium Flow Technologies, previously known as Floway, pumps and equipment in the state of Hawaii.

Operations

Water Resources owns and operates three water well drilling rigs, two pump rigs and other ancillary drilling and pump equipment. Additionally, Water Resources leases month-to-month a storage facility in Honolulu, Hawaii, and a one-acre maintenance and storage facility with 2,800 square feet of interior space in Kawaihae, Hawaii. Water Resources also maintains an inventory of uninstalled materials for jobs in progress and an inventory of drilling materials and pump supplies.

Water Resources currently operates in Hawaii and is not subject to seasonal fluctuations. The demand for Water Resources' services is primarily dependent upon land development activities in Hawaii. Water Resources markets its services to land developers and government agencies, and identifies potential contracts through public notices, and referrals. Contracts are usually fixed price per lineal foot drilled and are negotiated with private entities or obtained through competitive bidding with private entities or local, state and federal agencies. Contract revenues are not dependent upon the discovery of water or other similar targets, and contracts are not subject to renegotiation of profits or termination at the election of the governmental entities involved. Contracts provide for arbitration in the event of disputes.

In fiscal 2023, Water Resources sold a drilling rig to an independent third party for proceeds of $551,000, net of related costs, and recognized a $551,000 gain on the sale of the drilling rig during the year ended September 30, 2023, as the rig was fully depreciated. In fiscal 2022, Water Resources sold a drilling rig and related ancillary equipment to an independent third party for proceeds of $687,000, net of related costs, which was equivalent to its net carrying value.

In fiscal 2023, Water Resources started two well drilling and three pump installation and repair contracts and completed three well drilling and nine pump installation and repair contracts. Of the three completed well drilling contracts, two were started in fiscal 2021 and one was started in fiscal 2022. Of the nine completed pump installation and repair contracts, one was started in fiscal 2015, one was started in fiscal 2017, two were started in fiscal 2021, two were started in fiscal 2022, and three were started in the current year. Fifty-two percent of well drilling and pump installation and repair jobs, representing 8% of total contract drilling revenues in fiscal 2023, have been pursuant to government contracts.

At September 30, 2023, there was a backlog of four well drilling and seven pump installation and repair contracts, of which three well drilling and four pump installation and repair contracts were in progress as of September 30, 2023.

The approximate dollar amount of Water Resources' backlog of firm well drilling and pump installation and repair contracts at December 1, 2023 and 2022 was as follows:

	December 1,			
	2023		2022	
Well drilling	$	**5,900,000**	$	10,000,000
Pump installation and repair		**900,000**		1,200,000
	$	**6,800,000**	$	11,200,000

Of the contracts in backlog at December 1, 2023, $6,300,000 is expected to be recognized in fiscal 2024 with the remainder to be recognized in the following fiscal year.

Sale of Water Resources

In December 2023, the Company entered into an agreement with a construction company for the sale of Water Resources for gross proceeds of $2,000,000, subject to customary post-closing price adjustments and the purchaser's completion of due diligence. The sale is expected to close in the first half of our fiscal 2024.

Competition

Water Resources competes with other drilling contractors in Hawaii, some of which use drill rigs similar to Water Resources'. These competitors also are capable of installing and repairing vertical turbine and submersible water pumping systems in Hawaii. These contractors compete actively with Water Resources for government and private contracts. Pricing is Water Resources' major method of competition; reliability of service also is a significant factor.

Competitive pressures are expected to remain high, thus there is no assurance that the quantity or values of available or awarded jobs which occurred in fiscal 2023 will continue.

Financial Information About Industry Segments and Geographic Areas

Note 11 in the "Notes to Consolidated Financial Statements" in Item 8 contains information on our segments and geographic areas.

Employees

At December 1, 2023, Barnwell employed 37 individuals; 36 on a full time basis and 1 on a part-time basis.

Environmental Costs

Barnwell is subject to extensive environmental laws and regulations. U.S. Federal and state and Canadian Federal and provincial governmental agencies issue rules and regulations and enforce laws to protect the environment which are often difficult and costly to comply with and which carry substantial penalties for failure to comply, particularly in regard to the discharge of materials into the environment. These laws, which are constantly changing, regulate the discharge of materials into the environment and maintenance of surface conditions and may require Barnwell to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites where it has a working interest.

For further information on environmental remediation, see the Contingencies section included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to our consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data."

Available Information

We maintain a website at www.brninc.com. We make available on our website free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports as soon as practicable after we electronically file such reports with, or furnish them to, the SEC. The contents of our website are not part of this Annual Report on Form 10-K and are not incorporated by reference into this document. Our filings with the SEC are available to the public through the SEC's website at www.sec.gov. The Company's references to URLs for these websites are intended to be textual references only.

ITEM 1A.   RISK FACTORS

The business of Barnwell and its subsidiaries face numerous risks, including those set forth below or those described elsewhere in this Form 10-K or in Barnwell's other filings with the SEC. The risks described below are not the only risks that Barnwell faces. If any of the following risk factors should occur, our profitability, financial condition or liquidity could be materially negatively impacted.

Entity-Wide Risks

Stockholders may be diluted significantly through our efforts to obtain financing, satisfy obligations through the issuance of securities or use our stock as consideration in certain transactions.

Our Board of Directors has authority, without action or vote of the stockholders, subject to the requirements of the NYSE American and applicable law, to issue all shares of our common stock or warrants or other instruments to purchase such shares of our common stock. In addition, we may raise capital by selling shares of our common stock, possibly at a discount to market in the future. These actions would result in dilution of the ownership interests of existing stockholders and may further dilute common stock book value, and that dilution may be material. A related effect of such issuances may enhance existing large stockholders' influence on the Company, including that of Alexander Kinzler, our Chief Executive Officer.

A small number of stockholders, including our CEO, own a significant amount of our common stock and may have influence over the Company.

As of September 30, 2023, the CEO, who is a member of the Board of Directors, and two other stockholders hold approximately 44% of our outstanding common stock. The interests of one or more of these stockholders may not always coincide with the interests of other stockholders. These stockholders have significant influence over all matters submitted to our stockholders, including the election of our directors, and could accelerate, delay, deter or prevent a change of control of the Company.

Our operations are subject to currency rate fluctuations.

Our operations are subject to fluctuations in foreign currency exchange rates between the U.S. dollar and the Canadian dollar. Our financial statements, presented in U.S. dollars, may be affected by foreign currency fluctuations through both translation risk and transaction risk. Volatility in exchange rates may adversely affect our results of operations, particularly through the weakening of the U.S. dollar relative to the Canadian dollar which may affect the relative prices at which we sell our oil and natural gas and may affect the cost of certain items required in our operations. To date, we have not entered into foreign currency hedging transactions to control or minimize these risks.

Adverse changes in actuarial assumptions used to calculate retirement plan costs due to economic or other factors, or lower returns on plan assets could adversely affect Barnwell's results and financial condition.

Retirement plan cash funding obligations and plan expenses and obligations are subject to a high degree of uncertainty and could increase in future years depending on numerous factors, including the performance of the financial markets, specifically the equity markets, levels of interest rates, and the cost of health care insurance premiums.

The price of our common stock has been volatile and could continue to fluctuate substantially.

The market price of our common stock has been volatile and could fluctuate based on a variety of factors, including:

- fluctuations in commodity prices;
- variations in results of operations;
- announcements by us and our competitors;
- legislative or regulatory changes;
- general trends in the industry;
- general market conditions;
- litigation; and
- other events applicable to our industries.

Failure to retain key personnel could hurt our operations.

We require highly skilled and experienced personnel to operate our business. In addition to competing in highly competitive industries, we compete in a highly competitive labor market. Our business could be adversely affected by an inability to retain personnel or upward pressure on wages as a result of the highly competitive labor market. Further, there are significant personal liability risks to Barnwell of Canada's individual officers and directors related to well clean-up costs that may affect our ability to attract or retain the necessary people.

We are a smaller reporting company and benefit from certain reduced governance and disclosure requirements, including that our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting. We cannot be certain if the omission of reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

Currently, we are a "smaller reporting company," meaning that our outstanding common stock held by nonaffiliates had a value of less than $250 million at the end of our most recently completed second fiscal quarter. As a smaller reporting company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, meaning our auditors are not required to attest to the effectiveness of the Company's internal control over financial reporting. As a result, investors and others may be less comfortable with the effectiveness of the Company's internal controls and the risk that material weaknesses or other deficiencies in internal controls go undetected may increase. In addition, as a smaller reporting company, we take advantage of our ability to provide certain other less comprehensive disclosures in our SEC filings, including, among other things, providing only two years of audited financial statements in annual reports and simplified executive compensation disclosures. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects, as the information we provide to stockholders may be different from what one might receive from other public companies in which one hold shares. As a smaller reporting company, we are not required to provide this information.

We face various risks and uncertainties related to public health crises, including the COVID-19 pandemic. The COVID-19 pandemic and its consequences may have a material adverse effect on us.

We face various risks and uncertainties related to public health crises, including the global COVID-19 pandemic, which has disrupted financial markets and significantly impacted worldwide economic activity. The future impact of the COVID-19 pandemic as well as mandatory and voluntary actions taken to mitigate the public health impact of the pandemic may have a material adverse effect on our financial condition. The COVID-19 pandemic and social and governmental responses to the pandemic have caused, and may continue to cause, severe economic, market and other disruptions worldwide. Although the COVID-19 pandemic and related societal and government responses have not, to date, had a material impact on our business or financial results, the extent to which COVID-19 and related actions may, in the future, impact our operations cannot be predicted with any degree of confidence. As a result, we cannot at this time predict the direct or indirect impact on us of the COVID-19 pandemic, but it could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

Risks Related to Oil and Natural Gas Segment

Acquisitions or discoveries of additional reserves are needed to increase our oil and natural gas segment operating results and cash flow.

In August 2018, Barnwell made a significant reinvestment into its oil and natural gas segment with the acquisition of the Twining property in Alberta, Canada. The Company believes there are potential undeveloped reserves for which significant future capital expenditures will be needed to convert those potential undeveloped reserves into developed reserves. If future circumstances are such that we are not able to make the capital expenditures necessary to convert potential undeveloped reserves to developed reserves, we will not replace the amount of reserves produced and sold and our reserves and oil and natural gas segment operating results and cash flows will decline accordingly, and we may be forced to sell some of our oil and natural gas segment assets under untimely or unfavorable terms. Any such curtailment or sale could have a material adverse effect on our business, financial condition and results of operations.

Future oil and natural gas operating results and cash flow are highly dependent upon our level of success in acquiring or finding additional reserves on an economic basis. We cannot guarantee that we will be successful in developing or acquiring additional reserves and our current financial resources may be insufficient to make such investments. Furthermore, if oil or natural gas prices increase, our cost for additional reserves also could increase.

We may not realize an adequate return on oil and natural gas investments.

Drilling for oil and natural gas involves numerous risks, including the risk that we will not encounter commercially productive oil or natural gas reservoirs. The wells we drill or participate in may not be productive, and we may not recover all or any portion of our investment in those wells. If future oil and natural gas segment acquisition and development activities are not successful it could have an adverse effect on our future results of operations and financial condition.

Oil and natural gas prices are highly volatile and further declines, or extended low prices will significantly affect our financial condition and results of operations.

Much of our revenues and cash flow are greatly dependent upon prevailing prices for oil and natural gas. Lower oil and natural gas prices not only decrease our revenues on a per unit basis, but also reduce the amount of oil and natural gas we can produce economically, if any. Prices that do not produce sufficient operating margins will have a material adverse effect on our operations, financial condition, operating cash flows, borrowing ability, reserves, and the amount of capital that we are able to allocate for the acquisition and development of oil and natural gas reserves.

Various factors beyond our control affect prices of oil and natural gas including, but not limited to, changes in supply and demand, market uncertainty, weather, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment. Energy prices also are subject to other political and regulatory actions outside our control, which may include changes in the policies of the Organization of the Petroleum Exporting Countries or other developments involving or affecting oil-producing countries, or actions or reactions of the government of the U.S. in anticipation of or in response to such developments.

The inability of one or more of our working interest partners to meet their obligations may adversely affect our financial results.

For our operated properties, we pay expenses and bill our non-operating partners for their respective shares of costs. Some of our non-operating partners may experience liquidity problems and may not be able to meet their financial obligations. Nonperformance by a non-operating partner could result in significant financial losses.

Liquidity problems encountered by our working interest partners or the third party operators of our non-operated properties also may result in significant financial losses as the other working interest partners or third party operators may be unwilling or unable to pay their share of the costs of projects as they become due. In the event a third party operator of a non-operated property becomes insolvent, it may result in increased operating expenses and cash required for abandonment liabilities if the Company is required to take over operatorship.

We may incur material costs to comply with or as a result of health, safety, and environmental laws and regulations.

The oil and natural gas industry is subject to extensive environmental regulation pursuant to local, provincial and federal legislation. A violation of that legislation may result in the imposition of fines or the issuance of "clean up" orders. Legislation regulating the oil and natural gas industry may be changed to impose higher standards and potentially more costly obligations. Although we have recorded a provision in our financial statements relating to our estimated future environmental and reclamation obligations that we believe is reasonable, we cannot guarantee that we will be able to satisfy our actual future environmental and reclamation obligations.

Barnwell's oil and natural gas segment is subject to the provisions of the AER's Licensee Life-Cycle Management Program via a Licensee Capability Assessment ("LCA"). Under this program the AER assesses the corporate health of the Company and considers a wider variety of factors than those considered under the previous program. The LCA establishes clear expectations for industry with regards to the management of liabilities throughout the entire lifecycle of oil and gas projects. Factors considered are grouped into six factor groups, these being current financial distress, liability magnitude, resources lifespan, operations compliance, closure efficiency and administrative compliance. These factors are compared to peer operators and ranked into three "Tiers". Under the LCA Program, an inventory reduction program has also been implemented which requires mandatory annual minimum expenditures towards outstanding decommissioning and reclamation obligations in accordance with AER targets which are adjusted by the AER on an annual basis. The target for 2024 is 6.6% of an individual company's inactive liability. These targets became effective January 1, 2022.

The AER may require purchasers of AER licensed oil and natural gas assets to be within Tiers 1 or 2 overall rankings in the six factors group. This requirement for well transfers hinders our ability to generate capital by selling oil and natural gas assets as there are less qualified buyers.

The AER may require the Company to provide a security deposit if assessed at Tier 3. Diverting funds to the AER in the future would result in the diversion of cash on hand and operating cash flows that could otherwise be used to fund oil and natural gas reserve replacement efforts, which could in turn have a material adverse effect on our business, financial condition and results of operations. If Barnwell fails to comply with the requirements of the LCA program, Barnwell's oil and natural gas subsidiary would be subject to the AER's enforcement provisions which could include suspension of operations and non-compliance fees and could ultimately result in the AER serving the Company with a closure order to shut-in all operated wells. Additionally, if Barnwell is non-compliant, the Company would be prohibited from transferring well licenses which would prohibit us from selling any oil and natural gas assets until the required cash deposit is made with the AER.

We are not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, any site reclamation or abandonment costs actually incurred in the ordinary course of business in a specific period could negatively impact our cash flow. Should we be unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

We may fail to fully identify potential problems related to acquired reserves or to properly estimate those reserves.

We periodically evaluate acquisitions of reserves, properties, prospects and leaseholds and other strategic transactions that appear to fit within our overall business strategy. Our evaluation includes an assessment of reserves, future oil and natural gas prices, operating costs, potential for future drilling and production, validity of the seller's title to the properties and potential environmental issues, litigation and other liabilities.

In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and potential recoverable reserves. Inspections may not always be performed on every well, and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller of the properties may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities or title defects in excess of the amounts claimed by us before closing and acquire properties on an "as is" basis.

There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and future production rates and costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates.

If oil and natural gas prices decline and remain low, we may be required to take write-downs of the carrying values of our oil and natural gas properties.

Oil and natural gas prices affect the value of our oil and natural gas properties as determined in our full cost ceiling calculation. Any future ceiling test write-downs will result in reductions of the carrying value of our oil and natural gas properties and an equivalent charge to earnings.

The oil and natural gas industry is highly competitive.

We compete for capital, acquisitions of reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline capacity and in many other respects with a substantial number of other organizations, most of which have greater technical and financial resources than we do. Some of these organizations explore for, develop and produce oil and natural gas, carry on refining operations and market oil and other products on a worldwide basis. As a result of these complementary activities, some of our competitors may have competitive resources that are greater and more diverse than ours. Furthermore, many of our competitors may have a competitive advantage when responding to factors that affect demand for oil and natural gas production, such as changing prices and production levels, the cost and availability of alternative fuels and the application of government regulations. If our competitors are able to capitalize on these competitive resources, it could adversely affect our revenues and profitability.

An increase in operating costs greater than anticipated could have a material adverse effect on our results of operations and financial condition.

Higher operating costs for our properties will directly decrease the amount of cash flow received by us. Electricity, supplies, and labor costs are a few of the operating costs that are susceptible to material fluctuation. The need for significant repairs and maintenance of infrastructure may increase as our properties age. A significant increase in operating costs could negatively impact operating results and cash flow.

Our operating results are affected by our ability to market the oil and natural gas that we produce.

Our business depends in part upon the availability, proximity and capacity of oil and natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as U.S. federal and state, regulation of oil and natural gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of our production, overall production or realized prices may decline.

We are not the operator and have limited influence over the operations of certain of our oil and natural gas properties.

We hold minority interests in certain of our oil and natural gas properties. As a result, we cannot control the pace of exploration or development, major decisions affecting the drilling of wells, the plan for development and production at non-operated properties, or the timing and amount of costs related to abandonment and reclamation activities although contract provisions give Barnwell certain consent rights in some matters. The operator's influence over these matters can affect the pace at which we incur capital expenditures. Additionally, as certain underlying joint venture data is not accessible to us, we depend on the operators at non-operated properties to provide us with reliable accounting information. We also depend on operators and joint operators to maintain the financial resources to fund their share of all abandonment and reclamation costs.

Actual reserves will vary from reserve estimates.

Estimating reserves is inherently uncertain and the reserves estimation process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data. The reserve data and standardized measures set forth herein are only estimates. Ultimately, actual reserves attributable to our properties will vary from estimates, and those variations may be material. The estimation of reserves involves a number of factors and assumptions, including, among others:

- oil and natural gas prices as prescribed by SEC regulations;
- historical production from our wells compared with production rates from similar producing wells in the area;
- future commodity prices, production and development costs, royalties and capital expenditures;
- initial production rates;
- production decline rates;
- ultimate recovery of reserves;
- success of future development activities;
- marketability of production;
- effects of government regulation; and
- other government levies that may be imposed over the producing life of reserves.

If these factors, assumptions and prices prove to be inaccurate, actual results may vary materially from reserve estimates.

Part of our strategy involves using some of the latest available horizontal drilling and completion techniques. The results of our drilling are subject to drilling and completion technique risks, and results may not meet our expectations for reserves or production.

Many of our operations involve, and are planned to utilize, the latest drilling and completion techniques as developed by our service providers in order to maximize production and ultimate recoveries and therefore generate the highest possible returns. Risks we face while completing our wells include, but are not limited to, the inability to fracture the planned number of stages, the inability to run tools and other equipment the entire length of the well bore during completion operations, the inability to recover such tools and other equipment, and the inability to successfully clean out the well bore after completion of the final fracture stimulation. Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, lease expirations, limited access to gathering systems and takeaway capacity, and/or prices for crude oil, natural gas, and natural gas liquids decline, then the return on our investment for a particular project may not be as attractive as we anticipated and we could incur material write-downs of oil and gas properties and the value of our undeveloped acreage could decline in the future.

Production and reserves, if any, attributable to the use of enhanced recovery methods are inherently difficult to predict. If our enhanced recovery methods do not allow for the extraction of crude oil, natural gas, and associated liquids in a manner or to the extent that we anticipate, we may not realize an acceptable return on our investments in such projects.

Delays in business operations could adversely affect the amount and timing of our cash inflows.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of our properties, and the delays of those operators in remitting payment to us, payments between any of these parties may also be delayed by:

- restrictions imposed by lenders;
- accounting delays;
- delays in the sale or delivery of products;
- delays in the connection of wells to a gathering system;
- blowouts or other accidents;
- adjustments for prior periods;
- recovery by the operator of expenses incurred in the operation of the properties; and
- the establishment by the operator of reserves for these expenses.

Any of these delays could expose us to additional third party credit risks.

The oil and natural gas market in which we operate exposes us to potential liabilities that may not be covered by insurance.

Our operations are subject to all of the risks associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells, and the production and transportation of oil and natural gas. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. A number of these risks could result in personal injury, loss of life, or environmental and other damage to our property or the property of others.

While we carry various levels of insurance, we could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings. We cannot fully protect against all of the risks listed above, nor are all of these risks insurable. There is no assurance that any applicable insurance or indemnification agreements will adequately protect us against liability for the risks listed above. We could face substantial losses if an event occurs for which we are not fully insured or are not indemnified against or a customer or insurer fails to meet its indemnification or insurance obligations. In addition, there can be no assurance that insurance will continue to be available to cover any or all of these risks, or, even if available, that insurance premiums or other costs will not rise significantly in the future, so as to make the cost of such insurance prohibitive.

Deficiencies in operating practices and record keeping, if any, may increase our risks and liabilities relating to incidents such as spills and releases and may increase the level of regulatory enforcement actions.

Our operations are subject to domestic and foreign government regulation and other risks, particularly in Canada and the U.S.

Barnwell's oil and natural gas operations are affected by political developments and laws and regulations, particularly in Canada and the U.S., such as restrictions on production, restrictions on imports and exports, the maintenance of specified reserves, tax increases and retroactive tax claims, expropriation of property, cancellation of contract rights, environmental protection controls, environmental compliance requirements and laws pertaining to workers' health and safety. Further, the right to explore for and develop oil and natural gas on lands in Alberta is controlled by the government of that province. Changes in royalties and other terms of provincial leases, permits and reservations may have a substantial effect on Barnwell's operations. We derive a significant portion of our revenues from our operations in Canada; 67% in fiscal 2023.

Additionally, our ability to compete in the Canadian oil and natural gas industry may be adversely affected by governmental regulations or other policies that favor the awarding of contracts to contractors in which Canadian nationals have substantial ownership interests. Furthermore, we may face governmentally imposed restrictions or fees from time to time on the transfer of funds to the U.S.

Government regulations control and often limit access to potential markets and impose extensive requirements concerning employee safety, environmental protection, pollution control and remediation of environmental contamination. Environmental regulations, in particular, prohibit access to some markets and make others less economical, increase equipment and personnel costs and often impose liability without regard to negligence or fault. In addition, governmental regulations may discourage our customers' activities, reducing demand for our products and services.

Legislation, regulation, and other government actions and shifting customer preferences and other private efforts related to greenhouse gas ("GHG") emissions and climate change could increase our operational costs and reduce demand for our oil and natural gas, resulting in a material adverse effect on the Company's results of operations and financial condition.

Barnwell may experience challenges from the impacts of international and domestic legislation, regulation, or other government actions relating to GHG emissions (e.g., carbon dioxide and methane) and climate change. International agreements and national, regional, and state legislation and regulatory measures that aim to directly or indirectly limit or reduce GHG emissions are in various stages of implementation. Many of these actions, as well as customers' preferences and use of oil and natural gas or substitute products, are beyond the Company's control. Similar to any significant changes in the regulatory environment, GHG emissions and climate change-related legislation, regulation, or other government actions may curtail profitability in the oil and gas sector, or render the extraction of the Company's hydrocarbon resources economically infeasible. In particular, GHG emissions-related legislation, regulations, and other government actions and shifting consumer preferences and other private efforts aimed at reducing GHG emissions may result in increased and substantial capital, compliance, operating, and maintenance costs and could, among other things, reduce demand for the Company's oil and natural gas; adversely affect the economic feasibility of the Company's resources; impact or limit our business plans; and adversely affect the Company's sales volumes, revenues, margins and reputation.

The ultimate impact of GHG emissions and climate change-related agreements, legislation, regulation, and government actions on the Company's financial performance is highly uncertain because the Company is unable to predict with certainty, the outcome of political decision-making processes, including the actual laws and regulations enacted, the variables and tradeoffs that inevitably occur in connection with such processes, and market conditions.

Compliance with foreign tax and other laws may adversely affect our operations.

Tax and other laws and regulations are not always interpreted consistently among local, regional and national authorities. Income tax laws, other legislation or government incentive programs relating to the oil and natural gas industry may in the future be changed or interpreted in a manner that adversely affects us and our stockholders. It also is possible that in the future we will be subject to disputes concerning taxation and other matters in Canada, including the manner in which we calculate our income for tax purposes, and these disputes could have a material adverse effect on our financial performance.

Unforeseen title defects may result in a loss of entitlement to production and reserves.

Although we conduct title reviews in accordance with industry practice prior to any purchase of resource assets or property, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Risks Related to Land Investment Segment

Receipt of future payments from KD I and KD II and cash distributions from the Kukio Resort Land Development Partnerships is dependent upon the developer's continued efforts and ability to develop and market the property.

We are entitled to receive future payments based on a percentage of the sales prices of residential lots sold within the Kaupulehu area by KD I and KD II as well as a percentage of future distributions KD II makes to its members. However, in order to collect such payments we are reliant upon the developer, KD I and KD II, in which we own a non-controlling ownership interest, to continue to market the remaining lots within Increment I and to proceed with the development or sale of the remaining portion of Increment II. Additionally, future cash distributions from the Kukio Resort Land Development Partnerships, which includes KD I and KD II, are also dependent on future lot sales in Increment I by KD I and the development or sale of Increment II by KD II. It is uncertain when or if KD II will develop or sell the remaining portion of Increment II, and there is no assurance with regards to the amounts of future sales from Increments I and II. We do not have a controlling interest in the partnerships, and therefore are dependent on the general partner for development decisions. The receipt of future payments and cash distributions could be jeopardized if the developer fails to proceed with development and marketing of the property.

We hold investment interests in unconsolidated land development partnerships, which are accounted for using the equity method of accounting, in which we do not have a controlling interest. These investments involve risks and are highly illiquid.

These investments involve risks which include:

- the lack of a controlling interest in these partnerships and, therefore, the inability to require that the entities sell assets, return invested capital or take any other action without obtaining the majority vote of partners;
- potential for future additional capital contributions to fund operations and development activities;
- the adverse impact on overall profitability if the entities do not achieve the financial results projected;
- the reallocation of amounts of capital from other operating initiatives and/or an increase in indebtedness to pay potential future additional capital contributions, which could in turn restrict our ability to access additional capital when needed or to pursue other important elements of our business strategy;
- undisclosed, contingent or other liabilities or problems, unanticipated costs, and an inability to recover or manage such liabilities and costs and which could delay or prevent development of the real estate held by the land development partnerships; and
- certain underlying partnership data is not accessible to us, therefore we depend on the general partner to provide us with reliable accounting information.

Our land investment business is concentrated in the state of Hawaii. As a result, our financial results are dependent on the economic growth and health of Hawaii, particularly the island of Hawaii.

Barnwell's land investment segment is impacted by the condition of Hawaii's real estate market, which is affected by Hawaii's economy and Hawaii's tourism industry, as well as the U.S. and world economies in general. Any future cash flows from Barnwell's land development activities are subject to, among other factors, the level of real estate activity and prices, the demand for new housing and second homes on the island of Hawaii, the rate of increase in the cost of building materials and labor, the introduction of building code modifications, changes to zoning laws, and the level of confidence in Hawaii's economy.

The occurrence of natural disasters in Hawaii could adversely affect our business.

The occurrence of a natural disaster in Hawaii such as, but not limited to, earthquakes, landslides, hurricanes, tornadoes, tsunamis, volcanic activity, droughts and floods, could have a material adverse effect on our land investments. The occurrence of a natural disaster could also cause property and flood insurance rates and deductibles to increase, which could reduce demand for real estate in Hawaii.

Risks Related to Contract Drilling Segment

Demand for water well drilling and/or pump installation is volatile. A decrease in demand for our services could adversely affect our revenues and results of operations.

Demand for services is highly dependent upon land development activities in the state of Hawaii. The real estate development industry is cyclical in nature and is particularly vulnerable to shifts in local, regional, and national economic conditions outside of our control such as interest rates, housing demand, population growth, employment levels and job growth and property taxes. A decrease in water well drilling and/or pump installation contracts will result in decreased revenues and operating results.

If we are unable to accurately estimate the overall risks, requirements or costs when bidding on or negotiating a contract that is ultimately awarded, we may achieve a lower than anticipated profit or incur a loss on the contract.

Contracts are usually fixed price per lineal foot drilled and require the provision of line-item materials at a fixed unit price based on approved quantities irrespective of actual per unit costs. Under such contracts, prices are established in part on cost and scheduling estimates, which are based on a number of assumptions, many of which are beyond our control. Expected profits on contracts are realized only if costs are accurately estimated and successfully controlled. We may not be able to obtain compensation for additional work performed or expenses incurred as a result of changes or inaccuracies in these estimates and underlying assumptions, such as unanticipated sub-surface site conditions, unanticipated technical problems, equipment failures, inefficiencies, cost of raw materials, schedule delays due to constraints on drilling hours, weather delays, or accidents. If cost estimates for a contract are inaccurate, or if the contract is not performed within cost estimates, then cost overruns may result in losses or cause the contract not to be as profitable as expected.

A significant portion of our contract drilling business is dependent on municipalities and a decline in municipal spending could adversely impact our business.

A significant portion of our contract drilling division revenues is derived from water and infrastructure contracts with governmental entities or agencies; 8% in fiscal 2023. Reduced tax revenues and governmental budgets may limit spending by local governments which in turn will affect the demand for our services. Material reductions in spending by a significant number of local governmental agencies could have a material adverse effect on our business, results of operations, liquidity and financial position.

Our contract drilling operations face significant competition.

We face competition for our services from a variety of competitors. Many of our competitors utilize drilling rigs that drill as quickly as our equipment but require less labor. Our strategy is to compete based on pricing and to a lesser degree, quality of service. If we are unable to compete effectively with our competitors, our financial results could be adversely affected.

Supply chain and manufacturing issues of well drilling and pump installation equipment could adversely affect our operating results.

We are dependent on various well drilling and pump installation equipment to conduct our contract drilling segment operations. The shortage of and/or delay in delivery of such equipment, such as pumps, interruptions in supply, and price increases of such equipment and materials due to supply chain issues and manufacturing disruptions could adversely impact our gross margin and results of operations.

Awarding of contracts is dependent upon our ability to obtain contract bid and performance bonds from insurers.

There can be no assurance that our ability to obtain such bonds will continue on the same basis as the past. Additionally, bonding insurance rates may increase and have an impact on our ability to win competitive bids, which could have a corresponding material impact on contract drilling operating results.

The contracts in our backlog are subject to change orders and cancellation.

Our backlog consists of the uncompleted portion of services to be performed under contracts that have been started and new contracts not yet started. Our contracts are subject to change orders and cancellations, and such changes could adversely affect our operations.

The occurrence of natural disasters in Hawaii could adversely affect our business.

The occurrence of a natural disaster in Hawaii such as, but not limited to, earthquakes, landslides, hurricanes, tornadoes, tsunamis, volcanic activity, droughts and floods, could have a material adverse effect on our ability to complete our contracts.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

Oil and Natural Gas and Land Investment Properties

The location and character of Barnwell's oil and natural gas properties and its land investment properties, are described above under Item 1, "Business."

Corporate Offices

Barnwell's corporate headquarters is located in Honolulu, Hawaii, in a commercial office building under a lease that expires in February 2024.

ITEM 3.   LEGAL PROCEEDINGS

Barnwell is routinely involved in disputes with third parties that occasionally require litigation. In addition, Barnwell is required to maintain compliance with all current governmental controls and regulations in the ordinary course of business. Barnwell's management is not aware of any claims or litigation involving Barnwell that are likely to have a material adverse effect on its results of operations, financial position or liquidity.

ITEM 4.   MINE SAFETY DISCLOSURES

Disclosure is not applicable to Barnwell.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The principal market on which Barnwell's common stock is being traded is the NYSE American under the ticker symbol "BRN." The following tables present the quarterly high and low sales prices, on the NYSE American, for Barnwell's common stock during the periods indicated:

Quarter Ended	High	Low	Quarter Ended	High	Low
December 31, 2021	$3.50	$2.30	December 31, 2022	$3.33	$2.70
March 31, 2022	$6.38	$2.38	March 31, 2023	$2.97	$1.89
June 30, 2022	$3.40	$2.29	June 30, 2023	$3.10	$2.47
September 30, 2022	$3.32	$2.12	September 30, 2023	$2.79	$2.18

Holders

As of December 12, 2023, there were 10,000,106 shares of common stock, par value $0.50, outstanding. As of December 12, 2023, there were approximately 81 shareholders of record and approximately 1,000 beneficial owners.

Dividends

The following table sets forth the cash dividends paid per share of common stock during fiscal 2023 and 2022.

Record Date	Date of Payment	Dividend Paid
August 24, 2023	September 11, 2023	$0.015
May 25, 2023	June 12, 2023	$0.015
February 23, 2023	March 13, 2023	$0.015
December 27, 2022	January 11, 2023	$0.015
August 23, 2022	September 6, 2022	$0.015

The payment of future cash dividends will depend on, among other things, our financial condition, operating cash flows, the amount of cash inflows from land investment activities, and the level of our oil and natural gas capital expenditures and any other investments.

Securities Authorized for Issuance Under Equity Compensation Plans

See information included in Part III, Item 12, under the caption "Equity Compensation Plan Information."

Stock Performance Graph and Cumulative Total Return

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist in the understanding of the Consolidated Balance Sheets of Barnwell Industries, Inc. and subsidiaries (collectively referred to herein as "Barnwell," "we," "our," "us" or the "Company") as of September 30, 2023 and 2022, and the related Consolidated Statements of Operations, Comprehensive (Loss) Income, Equity, and Cash Flows for the years ended September 30, 2023 and 2022. This discussion should be read in conjunction with the consolidated financial statements and related Notes to Consolidated Financial Statements included in this report.

Current Outlook

Impact of COVID-19

We face various risks and uncertainties related to public health crises, including the global COVID-19 pandemic, which has disrupted financial markets and significantly impacted worldwide economic activity. The future impact of the COVID-19 pandemic as well as mandatory and voluntary actions taken to mitigate the public health impact of the pandemic may have a material adverse effect on our financial condition. The COVID-19 pandemic and social and governmental responses to the pandemic have caused, and may continue to cause, severe economic, market and other disruptions worldwide. Although the COVID-19 pandemic and related societal and government responses have not, to date, had a material impact on our business or financial results, the extent to which COVID-19 and related actions may, in the future, impact our operations cannot be predicted with any degree of confidence. As a result, we cannot at this time predict the direct or indirect impact on us of the COVID-19 pandemic, but it could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

Critical Accounting Policies and Estimates

The Company considers an accounting estimate to be critical if the accounting estimate requires the Company to make assumptions that are difficult or subjective about matters that were highly uncertain at the time that the accounting estimate was made, and changes in the estimate that are reasonably likely to occur in periods subsequent to the period in which the estimate was made, or use of different estimates that the Company could have used in the current period, would have a material impact on the Company's financial condition or results of operations. The most critical accounting policies inherent in the preparation of the Company's consolidated financial statements are described below. We continue to monitor our accounting policies to ensure proper application of current rules and regulations.

Oil and Natural Gas Properties - full cost ceiling calculation and depletion

Policy Description

We use the full cost method of accounting for our oil and natural gas properties under which we are required to conduct quarterly calculations of a "ceiling," or limitation, on the carrying value of oil and natural gas properties . The ceiling limitation is the sum of 1) the discounted present value (at 10%), using average first-day-of-the-month prices during the 12-month period ending as of the balance sheet date held constant over the life of the reserves, of Barnwell's estimated future net cash flows from estimated production of proved oil and natural gas reserves, less estimated future expenditures to be incurred in developing and producing the proved reserves but excluding future cash outflows associated with settling asset retirement obligations with the exception of those associated with proved undeveloped reserves from wells that are to be drilled in the future; plus 2) the cost of major development projects and unproven properties not subject to depletion, if any; plus 3) the lower of cost or estimated fair value of unproven properties included in costs subject to depletion; less 4) related income tax effects. If net capitalized costs exceed this limit, the excess is expensed.

All items classified as unevaluated and unproved properties are assessed on a quarterly basis for possible impairment or reduction in value. Properties are assessed on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of various factors, including, but not limited to, the following: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assignment of proved reserves; and economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and become subject to amortization.

Judgments and Assumptions

The estimate of our oil and natural gas reserves is a major component of the ceiling calculation and represents the component that requires the most subjective judgments. Estimates of reserves are forecasts based on engineering data, historical data, projected future rates of production and the timing of future expenditures. The process of estimating oil and natural gas reserves requires substantial judgment, resulting in imprecise determinations, particularly for new discoveries. Our reserve estimates are prepared at least annually by independent petroleum reserve engineers. The passage of time provides more quantitative and qualitative information regarding estimates of reserves, and revisions are made to prior estimates to reflect updated information. A portion of the revisions are attributable to changes in the rolling 12-month average first-day-of-the-month prices, which impact the economics of producible reserves. In the last three fiscal years, annual revisions to our reserve volume estimates have averaged 31% of the previous year's estimate, due in large part to the impacts of volatile oil and natural gas prices which change the economic viability of producing such reserves and changes in estimated proved undeveloped reserves which can fluctuate from year to year depending upon the Company's plans and ability to fund the capital expenditures necessary to develop such reserves. There can be no assurance that more significant revisions will not be necessary in the future. If future significant revisions are necessary that reduce previously estimated reserve quantities, such revisions could result in a write-down of oil and natural gas properties.

If reported reserve volumes were revised downward by 5% at the end of fiscal 2023, the ceiling limitation would have decreased approximately $1,329,000 before income taxes, which would not have resulted in a ceiling impairment before income taxes due to sufficient room between the ceiling and the carrying value of oil and natural gas properties at the end of fiscal 2023 of approximately $5,428,000.

In addition to the impact of the estimates of proved reserves on the calculation of the ceiling, estimated proved reserves are also a significant component of the quarterly calculation of depletion expense. The lower the estimated reserves, the higher the depletion rate per unit of production. Conversely, the higher the estimated reserves, the lower the depletion rate per unit of production. If reported reserve volumes were revised downward by 5% as of the beginning of fiscal 2023, depletion for fiscal 2023 would have increased by approximately $211,000.

While the quantities of proved reserves require substantial judgment, the associated prices of oil, natural gas and natural gas liquids reserves are the average first-day-of-the-month prices during the 12-

month period ending in the reporting period on a constant basis as prescribed by SEC regulations. Additionally, the applicable discount rate that is used to calculate the discounted present value of the reserves is mandated at 10%. Costs included in future net revenues are determined in a similar manner. As such, the future net revenues associated with the estimated proved reserves are not based on an assessment of future prices or costs.

Contract Drilling Revenues and Operating Expenses

<u>Policy Description</u>

Through contracts which are normally less than twelve months in duration, Barnwell drills water and water monitoring wells and installs and repairs water pumping systems in Hawaii. Barnwell recognizes revenue from well drilling or the installation of pumps over time based on total costs incurred on the projects relative to the total expected costs to satisfy the performance obligation as management believes this is an accurate representation of the percentage of completion as control is continuously transferred to the customer. Uninstalled materials, which typically consists of well casing or pumps, are excluded in the costs-to-costs calculation for the duration of the contract as including these costs would result in a distortion of progress towards satisfaction of the performance obligation due to the resulting cumulative catch-up in margin in a single period. An equal amount of cost and revenue is recorded when uninstalled materials are controlled by the customer, which is typically when Barnwell has the right to payment for the materials and when the materials are delivered to the customer's site or location and such materials have been accepted by the customer. Uninstalled materials are held in inventory and included in "Other current assets" on the Company's Consolidated Balance Sheets until control is transferred to the customer. When the estimate on a contract indicates a loss, Barnwell records the entire estimated loss in the period the loss becomes known.

Unexpected significant inefficiencies that were not considered a risk at the time of entering into the contract, such as design or construction execution errors that result in significant wasted resources, are excluded from the measure of progress toward completion and the costs are expensed as incurred.

To the extent a contract is deemed to have multiple performance obligations, the Company allocates the transaction price of the contract to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. The contract price may include variable consideration, which includes such items as increases to the transaction price for unapproved change orders and claims for which price has not yet been agreed by the customer. The Company estimates variable consideration using either the most likely amount or expected value method, whichever is a more appropriate reflection of the amount to which it expects to be entitled based on the characteristics and circumstances of the contract. Variable consideration is included in the estimated transaction price to the extent it is probable that a significant reversal of cumulative recognized revenue will not occur.

Contracts are sometimes modified for a change in scope or other requirements. The Company considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Most of the Company's contract modifications are for goods and services that are not distinct from the existing performance obligations. The effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catchup basis.

<u>Judgments and Assumptions</u>

Management evaluates the performance of contracts on an individual basis. In the ordinary course of business, but at least quarterly, we prepare updated estimates that may impact the cost and profit or loss for each contract based on actual results to date plus management's best estimate of costs to be incurred to complete each performance obligation. Increases or decreases in the estimated costs to complete a performance obligation without a change to the contract price has the impact to decrease or increase, respectively, the contract completion percentage applied to the contract price to calculate the cumulative contract revenue to be recognized to date. Changes in the cost estimates can have a material impact on our contract revenue and are reflected in the results of operations when they become known. The nature of accounting for these contracts is such that refinements of the estimated costs to complete may occur and are characteristic of the estimation process due to changing conditions and new developments. Many factors and assumptions can and do change during a contract performance obligation period which can result in a change to contract profitability including unforeseen underground geological conditions (to the extent that contract remedies are unavailable), the availability and costs of skilled contract labor, the performance of major material suppliers, the performance of major subcontractors, unusual weather conditions and unexpected changes in material costs, changes in the scope and nature of work to be performed, and unexpected construction execution errors, among others. Any revisions to estimated costs to complete the performance obligation from period to period as a result of changes in these factors can materially affect revenue and operating results in the period such revisions are necessary. In addition, many contracts give the customer a unilateral right to cancel for convenience or other than for cause. In accordance with FASB ASC 606-10-32-4, our estimates are based on the assumption that the existing contract will not be cancelled. Any unforeseen cancellation of a contract may result in a material revision to our estimates.

We have a long history of working with multiple types of projects and preparing cost estimates, and we rely on the expertise of key personnel to prepare what we believe are reasonable best estimates given available facts and circumstances. Due to the nature of the work involved, however, judgment is involved to estimate the costs to complete and the amounts estimated could have a material impact on the revenue we recognize in each accounting period. We can not estimate unforeseen events and circumstances which may result in actual results being materially different from previous estimates.

Income Taxes

<u>Policy Description</u>

Income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax impacts of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax assets are routinely assessed for realizability. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Barnwell recognizes the financial statement effects of tax positions when it is more likely than not that the position will be sustained by a taxing authority.

<u>Judgments and Assumptions</u>

We make estimates and judgments in determining our income tax expense for each reporting period. Significant changes to these estimates could result in an increase or decrease in our tax provision in future periods. We are also required to make judgments about the recoverability of deferred tax assets and when it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is provided. We consider available positive and negative evidence and available tax planning strategies when assessing the realizability of deferred tax assets. Accordingly, changes in our business performance and unforeseen events could require a further increase in the valuation allowance or a reversal in the valuation allowance in future periods. This could result in a charge to, or an increase in, income in the period such determination is made, and the impact of these changes could be material.

In addition, Barnwell operates within the U.S. and Canada and is subject to audit by taxing authorities in these jurisdictions. Barnwell records accruals for the estimated outcomes of these audits, and the accruals may change in the future due to new developments in each matter. Tax benefits are recognized when we determine that it is more likely than not that such benefits will be realized. Management evaluates its potential exposures from tax positions taken that have or could be challenged by taxing authorities. These potential exposures result because taxing authorities may take positions that differ from those taken by management in the interpretation and application of statutes, regulations and rules. Management considers the possibility of alternative outcomes based upon past experience, previous actions by taxing authorities (e.g., actions taken in other jurisdictions) and advice from tax experts. Where uncertainty exists due to the complexity of income tax statutes and where the potential tax amounts are significant, we generally seek independent tax opinions to support our positions. If our evaluation of the likelihood of the realization of benefits is inaccurate, we could incur additional income tax and interest expense that would adversely impact earnings, or we could receive tax benefits greater than anticipated which would positively impact earnings, either of which could be material.

Overview

Barnwell is engaged in the following lines of business: 1) acquiring, developing, producing and selling oil and natural gas in Canada and the U.S. (oil and natural gas segment), 2) investing in land interests in Hawaii (land investment segment), and 3) drilling wells and installing and repairing water pumping systems in Hawaii (contract drilling segment).

Oil and Natural Gas Segment

Barnwell is involved in the acquisition and development of oil and natural gas properties primarily in the Twining area of Alberta, Canada, where we initiate and participate in acquisition and developmental operations for oil and natural gas on properties in which we have an interest, and evaluate proposals by third parties with regard to participation in such exploratory and developmental operations elsewhere. Additionally, through its wholly-owned subsidiaries BOK and Barnwell Texas, Barnwell is involved in non-operated oil and natural gas investments in Oklahoma and Texas, respectively.

Barnwell sells all of its Canadian and U.S. oil and natural gas under short-term contracts with marketers based on prices indexed to market prices. The price of natural gas, oil and natural gas liquids is freely negotiated between the buyers and sellers. Oil and natural gas prices are determined by many factors that are outside of our control. Market prices for oil and natural gas products are dependent upon factors such as, but not limited to, changes in market supply and demand, which are impacted by overall economic activity, changes in weather, pipeline capacity constraints, inventory storage levels, and output. Oil and natural gas prices are very difficult to predict and fluctuate significantly. Natural gas prices tend to be higher in the winter than in the summer due to increased demand, although this trend has become less pronounced due to the increased use of natural gas to generate electricity for air conditioning in the summer and increased natural gas storage capacity in North America.

In November 2023, to provide partial protection against the risk of declining natural gas prices during the second half of our fiscal 2024, the Company amended certain of its Canadian purchase and sales contracts to change the sales price on a portion of the natural gas it sells to a fixed price during the period from April 1, 2024 to October 31, 2024. With these changes, the Company anticipates that during that period approximately 25% of its Canadian natural gas production will be sold at fixed prices while the remaining 75% of such production will continue to be sold at spot prices.

Additionally, in December 2023, the Company amended certain of its Canadian purchase and sales contract to change the sales price on a portion of the oil it sells to a fixed price during the period from January 1, 2024 to June 30, 2024. With these changes, the Company anticipates that during that period approximately 40% of its Canadian oil production will be sold at fixed prices while the remaining 60% of such production will continue to be sold at spot prices.

Oil and natural gas exploration, development and operating costs generally follow trends in product market prices, thus in times of higher product prices the cost of exploring, developing and operating the oil and natural gas properties will tend to escalate as well. Capital expenditures are required to fund the exploration, development, and production of oil and natural gas. Cash outlays for capital expenditures are largely discretionary, however, a minimum level of capital expenditures is required to replace depleting reserves. Due to the nature of oil and natural gas exploration and development, significant uncertainty exists as to the ultimate success of any drilling effort.

Land Investment Segment

Through Barnwell's 77.6% interest in Kaupulehu Developments, 75% interest in KD Kona, and 34.45% non-controlling interest in KKM Makai, the Company's land investment interests include the following:

- The right to receive percentage of sales payments from KD I resulting from the sale of single-family residential lots by KD I, within Increment I of the Kaupulehu Lot 4A area located in the North Kona District of the island of Hawaii. Kaupulehu Developments is entitled to receive payments from KD I based on 10% of the gross receipts from KD I's sales at Increment I. Increment I is an area zoned for approximately 80 single-family lots, of which two remained to be sold at September 30, 2023. The developer had consolidated these two remaining lots into one large lot but has since split them back into the original two lots.

- The right to receive 15% of the distributions of KD II, the cost of which is to be solely borne by KDK out of its 55% ownership interest in KD II, plus a priority payout of 10% of KDK's cumulative net profits derived from Increment II sales subsequent to Phase 2A, up to a maximum of $3,000,000. Such interests are limited to distributions or net profits interests and Barnwell does not have any partnership interest in KD II or KDK through its interest in Kaupulehu Developments. Barnwell also has rights to three single-family residential lots in Phase 2A of Increment II, and four single-family residential lots in phases subsequent to Phase 2A when such lots are developed by KD II, all at no cost to Barnwell. Barnwell is committed to commence construction of improvements within 90 days of the transfer of the four lots in the phases subsequent to Phase 2A as a condition of the transfer of such lots. Also, in addition to Barnwell's existing obligations to pay professional fees to certain parties based on percentages of its gross receipts, Kaupulehu Developments is also obligated to pay an amount equal to 0.72% and 0.20% of the cumulative net profits of KD II to KD Development, LLC and a pool of various individuals, respectively, all of whom are partners of KKM and are unrelated to Barnwell. The remaining acreage within Increment II is not yet under development, and there is no assurance that development of such acreage will in fact occur. No definitive development plans have been made by KDII, the developer of Increment II, as of the date of this report.

- An indirect 19.6% non-controlling ownership interest in KD Kukio Resorts, LLLP, KD Maniniowali, LLLP and KD I and an indirect 10.8% non-controlling ownership interest in KD II through KDK. These entities own certain real estate and development rights interests in the Kukio, Maniniowali and Kaupulehu portions of Kukio Resort, a private residential community on the Kona coast of the island of Hawaii, as well as Kukio Resort's real estate sales office operations. KDK was the developer of Kaupulehu Lot 4A Increments I and II. The partnerships derive income from the sale of residential parcels, of which two remained to be sold at September 30, 2023, as well as from commissions on real estate sales by the real estate sales office and revenues resulting from the sale of private club memberships.

- Approximately 1,000 acres of vacant leasehold land zoned conservation in the Kaupulehu Lot 4C area, which currently has no development potential without both a development agreement with the lessor and zoning reclassification. The lease terminates in December 2025.

Contract Drilling Segment

Barnwell drills water and water monitoring wells and installs and repairs water pumping systems in Hawaii. Contract drilling results are highly dependent upon the quantity, dollar value and timing of contracts awarded by governmental and private entities and can fluctuate significantly.

In December 2023, the Company entered into an agreement with a construction company for the sale of Water Resources for gross proceeds of $2,000,000, subject to customary post-closing price adjustments and the purchaser's completion of due diligence. The sale is expected to close in the first half of our fiscal 2024.

Business Environment

Our operations are located in Canada and in the states of Hawaii, Oklahoma, and Texas. Accordingly, our business performance is directly affected by macroeconomic conditions in those areas, as well as general economic conditions of the U.S. domestic and world economies.

Oil and Natural Gas Segment

Barnwell realized an average price for oil of $69.77 per barrel during the year ended September 30, 2023, a decrease of 20% from $86.73 per barrel realized during the prior year and realized an average price for natural gas of $2.64 per Mcf during the year ended September 30, 2023, a decrease of 43% from $4.63 per Mcf realized during the prior year. Oil and natural gas prices continue to be volatile over time and thus, the Company is unable to reasonably predict future prices and the impacts future prices will have on the Company.

Land Investment Segment

Future revenues from the sale of interest in leasehold land and any future cash distributions from our investment in the Kukio Resort Land Development Partnerships are dependent upon the sale of the remaining two residential lots within Increment I by KD I and potential future development or sale of the remaining portion of Increment II by KD II of Kaupulehu Lot 4A. The amount and timing of future land investment segment proceeds from percentage of sales payments and cash distributions from the Kukio Resort Land Development Partnerships are highly uncertain and out of our control, and there is no assurance with regards to the amounts of future sales of residential lots within Increments I and II. No definitive development plans have been made by KD II, the developer of Increment II, as of the date of this report.

Contract Drilling Segment

Demand for water well drilling and/or pump installation and repair services is volatile and dependent upon land development activities within the state of Hawaii.

Results of Operations

Summary

Net loss attributable to Barnwell for fiscal 2023 totaled $961,000, a $6,474,000 decrease from net earnings of $5,513,000 in fiscal 2022. The following factors affected the results of operations for the current fiscal year as compared to the prior fiscal year:

- A $5,863,000 decrease in oil and natural gas segment operating results, before income taxes, due to significant decreases in natural gas, oil, and natural gas liquid prices. Additionally, a decrease in the net production from wells in Oklahoma in the current year period as compared to the same period in the prior year also caused the decrease;

- Equity in income from affiliates decreased $2,642,000 and land investment segment operating results, before non-controlling interests' share of such profits, decreased $941,000 due to the Kukio Resort Development Partnerships' sale of one lot in the current year period, whereas there were six lot sales in the prior year period;

- General and administrative expenses decreased $1,088,000 primarily due to decreases in share-based compensation, accrued bonus expense, professional fees, and bad debt expense, partially offset by an increase in stockholder costs in the current year period as compared to the same period in the prior year;

- A $551,000 gain recognized in the current year period from the sale of a contract drilling segment drilling rig; and

- A $76,000 foreign currency gain recorded in the current year period as compared to a $484,000 foreign currency loss in the prior year period, primarily due to the effects of foreign exchange rate changes on intercompany loans and advances as a result of the weakening of the U.S. dollar against the Canadian dollar.

General

Barnwell conducts operations in the U.S. and Canada. Consequently, Barnwell is subject to foreign currency translation and transaction gains and losses due to fluctuations of the exchange rates between the Canadian dollar and the U.S. dollar. Barnwell cannot accurately predict future fluctuations of the exchange rates and the impact of such fluctuations may be material from period to period. To date, we have not entered into foreign currency hedging transactions. Foreign currency gains or losses on intercompany loans and advances that are not considered long-term investments in nature because management intends to settle these intercompany balances in the future are included in our statements of operations.

The average exchange rate of the Canadian dollar to the U.S. dollar decreased 5% in fiscal 2023, as compared to fiscal 2022, and the exchange rate of the Canadian dollar to the U.S. dollar increased 1% at September 30, 2023, as compared to September 30, 2022. Accordingly, the assets, liabilities, stockholders' equity and revenues and expenses of Barnwell's subsidiaries operating in Canada have been adjusted to reflect the change in the exchange rates. Other comprehensive income and losses are not included in net earnings and net loss.

Other comprehensive loss due to foreign currency translation adjustments, net of taxes, for fiscal 2023 was $2,000, a $38,000 change from other comprehensive loss due to foreign currency translation adjustments, net of taxes, of $40,000 in fiscal 2022. There were no taxes on other comprehensive loss due to foreign currency translation adjustments in fiscal 2023 and 2022 due to a full valuation allowance on the related deferred tax assets.

Oil and natural gas

Selected Operating Statistics

The following tables set forth Barnwell's annual average prices per unit of production and annual net production volumes for fiscal 2023 as compared to fiscal 2022. Production amounts reported are net of royalties.

| | Annual Average Price Per Unit | | | |
| | | | Increase (Decrease) | |
	2023	2022	$	%
Natural gas (Mcf)*	$ 2.64	$ 4.63	$ (1.99)	(43)%
Oil (Bbls)	$ 69.77	$ 86.73	$ (16.96)	(20)%
Natural gas liquids (Bbls)	$ 32.24	$ 48.06	$ (15.82)	(33)%

| | Annual Net Production | | | |
| | | | Increase (Decrease) | |
	2023	2022	Units	%
Natural gas (Mcf)	1,263,000	964,000	299,000	31%
Oil (Bbls)	204,000	182,000	22,000	12%
Natural gas liquids (Bbls)	52,000	48,000	4,000	8%

* Natural gas price per unit is net of pipeline charges.

The oil and natural gas segment generated a $4,673,000 operating profit in fiscal 2023 before general and administrative expenses, a decrease in operating results of $5,863,000 as compared to $10,536,000 of operating profit in fiscal 2022.

The following table sets forth Barnwell's oil and natural gas segment operating profit before general and administrative expenses by geographic location:

| | Year ended September 30, | |
	2023	2022
Operating profit (before general and administrative expenses)		
Canada	$ 3,171,000	$ 7,869,000
Oklahoma	1,006,000	2,667,000
Texas	496,000	—
Total operating profit	$ 4,673,000	$ 10,536,000

Oil and natural gas revenues decreased $3,205,000 (14%) from $22,581,000 in fiscal 2022 to $19,376,000 in fiscal 2023, primarily due to significant decreases in natural gas, oil, and natural gas liquid prices, which decreased 43%, 20%, and 33%, respectively, as compared to the same period in the prior year. The decrease was partially offset by 12% and 31% increases in oil and natural gas production, respectively, as compared to the same period in the prior year. The increase in oil and natural gas production in the current year was due to new wells drilled in the Twining area and from new wells drilled in Texas, partially offset by a decrease in production from the Oklahoma wells.

The two gross (0.3 net) non-operated wells drilled in Texas began producing in late April 2023 and the Company's share of net production from these wells totaled 12,000 barrels of oil, 12,000 barrels of natural gas liquids, and 121,000 Mcf of natural gas for total revenues of $1,354,000 during the year ended September 30, 2023.

Oil and natural gas operating expenses increased $995,000 (11%) from $9,439,000 in fiscal 2022 to $10,434,000 in fiscal 2023, primarily due to costs associated with new production from wells drilled in the Twining area and from new wells drilled in Texas and an increase in workover costs in the current year period as compared to the same period in the prior year. The increase was partially offset by a decrease in production from wells in Oklahoma in the current year period as compared to the prior year period.

Oil and natural gas segment depletion increased $1,663,000 (64%) from $2,606,000 in fiscal 2022 to $4,269,000 in fiscal 2023, primarily due to depletion attributable to production in Texas, whereas there was no such depletion in the prior year period, and an increase in the depletion rate for Canadian properties and also new production from those properties, both of which were the result of the drilling of new wells and facilities expansion and upgrade costs, all in the Twining area. The increase in oil and natural gas depletion was partially offset by a decrease in depletion for Oklahoma properties due to the decrease in production from wells in Oklahoma in the current year period as compared to the prior year period.

Oil prices continue to be volatile over time and thus, the Company is unable to reasonably predict future oil, natural gas and natural gas liquids prices and the impacts future prices will have on the Company.

Sale of interest in leasehold land

Kaupulehu Developments is entitled to receive a percentage of the gross receipts from the sales of lots and/or residential units in Increment I by KD I.

The following table summarizes the revenues received from KD I and the amount of fees directly related to such revenues:

| | Year ended September 30, | |
	2023	2022
Sale of interest in leasehold land:		
Revenues - sale of interest in leasehold land	$ **265,000**	$ 1,295,000
Fees - included in general and administrative expenses	**(32,000)**	(158,000)
Sale of interest in leasehold land, net of fees paid	$ **233,000**	$ 1,137,000

During the year ended September 30, 2023, Barnwell received $265,000 in percentage of sales payments from KD I from the sale of one single-family lot within Increment I. During the year ended September 30, 2022, Barnwell received $1,295,000 in percentage of sales payments from KD I from the sale of six single-family lots within Increment I.

As of September 30, 2023, two single-family lots of the 80 lots developed within Increment I remained to be sold. The Company does not have a controlling interest in Increments I and II, and there is no assurance with regards to the amounts of future sales from Increments I and II, or that the remaining acreage within Increment II will be developed. No definitive development plans have been made by KD II, the developer of Increment II, as of the date of this report.

Contract drilling

Contract drilling revenues and costs are associated with well drilling and water pump installation, replacement and repair in Hawaii.

The contract drilling segment generated a $428,000 operating loss before general and administrative expenses during fiscal 2023, a decrease in operating results of $206,000 as compared to an operating loss before general and administrative expenses of $222,000 in fiscal 2022. Contract drilling revenues increased $887,000 (20%) to $5,427,000 in fiscal 2023, as compared to $4,540,000 in fiscal 2022, primarily due to a higher level of activity in the current year period, partially offset by a decrease in revenues recognized from previously uninstalled materials during the current year period as compared the same period in the prior year. Contract drilling costs increased $1,078,000 (23%) to $5,669,000 in fiscal 2023, as compared to $4,591,000 in fiscal 2022, primarily due to a higher level of activity and an increase in costs for certain water well drilling contracts in the current year period due to unforeseen difficulties on two contracts. The first job had a piece of the drill bit break off and fall into the hole causing an increase in costs due to efforts to retrieve the piece which was successfully done in November 2023. The other job encountered an unusually hard geological formation, and the drilling has taken longer than previously anticipated which required an increase in estimated costs and resulted in the job becoming a loss job for which the Company recorded a $180,000 liability as of September 30, 2023. The increase in total contract drilling costs was partially offset by a decrease in expenses recognized from previously uninstalled materials during the current year period as compared the same period in the prior year.

At September 30, 2023, there was a backlog of four well drilling and seven pump installation and repair contracts, of which three well drilling and four pump installation and repair contracts were in progress as of September 30, 2023. The backlog of contract drilling revenues as of December 1, 2023 was approximately $6,800,000, of which $6,300,000 is expected to be realized in fiscal 2024 with the remainder to be recognized in the following fiscal year. Based on these contracts in backlog, contract drilling segment operating results for fiscal 2024 is estimated to be relatively similar to fiscal 2023.

In the quarter ended December 31, 2021, it was determined that a contract drilling segment well completed in the period did not meet the contract specifications for plumbness under a gyroscopic plumbness test which the contract required. While the well did pass the cage plumbness test, the contract uses the gyroscopic test as the measure of plumbness. Barnwell and the customer currently have an arrangement where Barnwell will provide for centralizers, armored cabling and a pump installation and removal test to confirm that plumbness is satisfactory. The pump installation and removal test was successfully completed. Barnwell's management believes the plumbness deviation is not impactful to the performance of the submersible pumps that will be installed in the well. Accordingly, while costs for the centralizers, armored cabling and the pump installation and removal test have been accrued, no accrual has been recorded as of September 30, 2023 for any further costs related to this contract as there is no related probable or estimable contingent liability.

There has been a significant decrease in demand for water well drilling contracts in recent years that has generally led to increased competition for available contracts and lower margins on awarded contracts. The Company is unable to predict the near-term and long-term availability of water well drilling and pump installation and repair contracts as a result of this volatility in demand. The continuing potential impact of COVID-19 on the health of our contract drilling segment's crew is uncertain, and any work stoppage or discontinuation of contracts currently in backlog due to COVID-19 impacts could result in a material adverse impact to the Company's financial condition and outlook.

General and administrative expenses

General and administrative expenses decreased $1,088,000 (14%) to $6,956,000 in fiscal 2023, as compared to $8,044,000 in fiscal 2022. The decrease was primarily due to decreases of $492,000 in share-based compensation expense, $248,000 in bonus expense, $86,000 in bad debt expense, $126,000 in professional fees related to land investment segment proceeds, and $450,000 in fees related to consulting services in the current year period as compared to the same period in the prior year. The decrease in general and administrative expenses was partially offset by an increase of $495,000 in stockholders costs primarily attributed to the cooperation and support agreement and associated fees to certain directors, as discussed below, in the current year period as compared to the same period in the prior year.

In January 2023, the Company entered into a cooperation and support agreement (the "Cooperation Agreement") with Alexander C. Kinzler, the Company's CEO and President in his capacity as a stockholder, MRMP-Managers LLC, the Ned L. Sherwood Revocable Trust, NLS Advisory Group, Inc. and Ned L. Sherwood (collectively, the "MRMP Stockholders"), with respect to a potential proxy contest pertaining to the election of directors to our Board of Directors (the "Board"). Pursuant to the terms of the Cooperation Agreement, among other things, the Company agreed to promptly appoint Joshua S. Horowitz and Laurance Narbut, effective February 9, 2023, to serve on the Board. In addition, the Company agreed to nominate a five-person board comprised of Mr. Kinzler, Kenneth Grossman, Douglas Woodrum, and Messrs. Horowitz and Narbut as candidates for election to the Board at the 2023 Annual Meeting, which was held on April 17, 2023, and the 2024 annual meeting of stockholders (the "2024 Annual Meeting") and Mr. Kinzler and the MRMP Stockholders agreed to vote their respective shares of common stock of the Company in favor of the election of the Company's slate at the 2023 Annual Meeting and the 2024 Annual Meeting. Additionally, pursuant to the terms of the Cooperation Agreement, the Company terminated the previously adopted Tax Benefits Preservation Plan. In exchange for this arrangement, the Company agreed to reimburse the MRMP Stockholders and Mr. Kinzler for their reasonable, documented out-of-pocket fees and expenses (including legal expenses) in connection with the negotiation and execution of the Cooperation Agreement and the transactions contemplated hereby and the proposed nomination of directors at the 2023 Annual Meeting. The Company incurred approximately $351,000 in expenses under the Cooperation Agreement in the year ended September 30, 2023 with respect to such reimbursements to the MRMP Stockholders and Mr. Kinzler.

In May 2023, the Company's Board of Directors approved and ratified the payment of one-time special director fees to directors Messrs. Grossman and Woodrum for their services on behalf of the Company and the Board pertaining to the negotiations of the Cooperation Agreement and the settlement of the potential proxy contest. Mr. Grossman received a one-time special director fee of $100,000, which was paid in $40,000 cash and a stock grant of 22,728 shares of Barnwell common stock (valued at $60,000 using the closing price of Barnwell's common stock on May 11, 2023, the date of grant). Mr. Woodrum received a one-time special director fee of $50,000, which was paid in $20,000 cash and a stock grant of 11,363 shares of Barnwell common stock (valued at $30,000 using the closing price of Barnwell's common stock on May 11, 2023, the date of grant).

Depletion, depreciation, and amortization

Depletion, depreciation, and amortization increased $1,679,000 (60%) from $2,778,000 in fiscal 2022 to $4,457,000 in fiscal 2023, due to an increase in the depletion rate for Canadian properties and also new production from those properties and the depletion attributable to production in Texas, partially offset by a decrease in depletion for Oklahoma properties as discussed in the "Oil and natural gas" section above.

Impairment of assets

There was no impairment of assets during the year ended September 30, 2023. In fiscal 2022, the Company determined that the right-of-use asset related to the operating lease for the Lot 4C leasehold land zoned conservation held by Kaupulehu Developments was fully impaired as of September 30, 2022. As a result, the Company recognized an $89,000 right-of-use asset impairment expense in the year ended September 30, 2022. The operating lease terminates in December 2025.

Foreign currency (gain) loss

Foreign currency gain was $76,000 during the year ended September 30, 2023, as compared to a foreign currency loss of $484,000 during the year ended September 30, 2022 due to the effects of foreign exchange rate changes on intercompany loans and advances as a result of the weakening of the U.S. dollar against the Canadian dollar. The foreign currency gains and losses from intercompany balances are included in our consolidated statement of operations as the intercompany balances were not considered long-term in nature because management estimates that these intercompany balances will be settled in the future.

Gain on sale of assets

In October 2022, the Company completed the sale of a contract drilling segment drilling rig to an independent third party for proceeds of $551,000, net of related costs. The drilling rig was fully depreciated and had a net book value of zero and as a result of the sale, the Company recognized a $551,000 gain during the year ended September 30, 2023.

Equity in income of affiliates

Barnwell's investment in the Kukio Resort Land Development Partnerships is accounted for using the equity method of accounting. Barnwell recognized equity in income of affiliates of $758,000 for the year ended September 30, 2023, as compared to equity in income of affiliates of $3,400,000 for the year ended September 30, 2022. The decrease in partnership income is primarily due to the Kukio Resort Land Development Partnerships' sale of one lot during the current year period, as compared to six lot sales in the prior year period.

During the year ended September 30, 2023, Barnwell received cash distributions of $758,000 from the Kukio Resort Land Development Partnership resulting in a net amount of $674,000, after distributing $84,000 to non-controlling interests. During the year ended September 30, 2022, Barnwell received cash distributions of $3,400,000 from the Kukio Resort Land Development Partnership resulting in a net amount of $3,028,000, after distributing $372,000 to non-controlling interests.

In the quarter ended June 30, 2021, the Company received cumulative distributions from the Kukio Resort Land Development Partnerships in excess of our investment balance and in accordance with applicable accounting guidance, the Company suspended its equity method earnings recognition and the Kukio Resort Land Development Partnership investment balance was reduced to zero with the distributions received in excess of our investment balance recorded as equity in income of affiliates because the distributions are not refundable by agreement or by law and the Company is not liable for the obligations of or otherwise committed to provide financial support to the Kukio Resort Land Development Partnerships. The Company will record future equity method earnings only after our share of the Kukio Resort Land Development Partnerships' cumulative earnings in excess of distributions during the suspended period exceeds our share of the Kukio Resort Land Development Partnerships' income recognized for the excess distributions, and during this suspended period any distributions received will be recorded as equity in income of affiliates. Accordingly, the amount of equity in income of affiliates recognized in the year ended September 30, 2023 was equivalent to the $758,000 of distributions received in that period.

Cumulative distributions received from the Kukio Resort Land Development Partnerships in excess of our investment balance was $708,000 at September 30, 2023 and $958,000 at September 30, 2022.

Income taxes

The components of (loss) earnings before income taxes, after adjusting the (loss) earnings for non-controlling interests, are as follows:

| | Year ended September 30, | |
	2023	2022
United States	$ (2,414,000)	$ 739,000
Canada	1,400,000	5,121,000
	$ (1,014,000)	$ 5,860,000

Barnwell's effective consolidated income tax benefit rate for fiscal 2023, after adjusting loss before income taxes for non-controlling interests, was 5%, as compared to an effective consolidated income tax rate of 6% for fiscal 2022.

Consolidated taxes do not bear a customary relationship to pretax results due primarily to the fact that the Company is taxed separately in Canada based on Canadian source operations and in the U.S. based on consolidated operations, and essentially all deferred tax assets, net of relevant offsetting deferred tax liabilities, are not estimated to have a future benefit as tax credits or deductions. The Company operates two subsidiaries in Canada, one of which is a U.S. corporation operating as a branch in Canada that is treated as a non-resident for Canadian tax purposes and thus has operating results that cannot be offset against or combined with the other Canadian subsidiary that files as a resident for Canadian tax purposes. Income from our non-controlling interest in the Kukio Resort Land Development Partnerships is treated as non-unitary for state of Hawaii unitary filing purposes, thus unitary Hawaii losses provide limited sheltering of such non-unitary income. Income from our investment in the Oklahoma oil venture is 100% allocable to Oklahoma. As such, Barnwell receives no benefit from consolidated or unitary losses and, therefore, is subject to Oklahoma state taxes. Consolidated taxes also include the impacts of favorable state jurisdiction provision to tax return true-ups. Our operations in Texas are subject to a franchise tax assessed by the state of Texas, however no significant amounts have been incurred to date.

In addition, Canadian jurisdiction net operating loss carryforwards, the benefit of which had not previously been recognized due to the Company's continuing full valuation allowance, were partially utilized in that jurisdiction in the current year. The net operating loss carryforwards beyond the current year's utilization continue to have a full valuation allowance as realization of their benefit is not more likely than not.

Included in the current income tax provision for the year ended September 30, 2022 is a $62,000 expense for income tax penalties and interest thereon for the non-filing of IRS Form 8858 in each of our U.S. federal income tax returns for fiscal years 2019, 2020 and 2021. The Company prepared amended U.S. federal tax returns for each of these years to include Form 8858 and a statement of reasonable cause. The amended returns were filed in September and October 2023 and the Company requested abatement of any potential penalties and interest which could subsequently be assessed. The Company is awaiting a response from the IRS and the probability of success of the abatement request remains uncertain. No additional expenses related to the potential penalties and interest were included in the current income tax provision for the year ended September 30, 2023.

Net earnings attributable to non-controlling interests

Earnings and losses attributable to non-controlling interests represent the non-controlling interests' share of revenues and expenses related to the various partnerships and joint ventures in which Barnwell has controlling interests and consolidates.

Net earnings attributable to non-controlling interests totaled $150,000 in fiscal 2023, as compared to net earnings attributable to non-controlling interests of $659,000 in fiscal 2022. The $509,000 (77%) decrease is primarily due to decreases in the amount of equity in income of affiliates and percentage of sales revenue received in the current year period as compared to the same period in the prior year.

Inflation

The effect of inflation on Barnwell has generally been to increase its cost of operations, general and administrative costs and direct costs associated with oil and natural gas production and contract drilling operations. Oil and natural gas prices realized by Barnwell are essentially determined by world prices for oil and western Canadian/Midwestern U.S. prices for natural gas.

Impact of Recently Issued Accounting Standards on Future Filings

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which replaces the incurred loss model with an expected loss model referred to as the current expected credit loss ("CECL") model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including but not limited to trade receivables. This ASU is effective for annual reporting periods beginning after December 15, 2022, and interim periods within those annual periods. The FASB has subsequently issued other related ASUs which amend ASU 2016-13 to provide clarification and additional guidance. The adoption of this update is not expected to have a material impact on Barnwell's consolidated financial statements.

Liquidity and Capital Resources

Barnwell's primary sources of liquidity are cash on hand, cash flow generated by operations, and land investment segment proceeds. At September 30, 2023, Barnwell had $2,487,000 in working capital.

Cash Flows

Cash flows provided by operating activities totaled $1,943,000 for fiscal 2023, as compared to cash flows provided by operating activities of $7,291,000 for the same period in fiscal 2022. This $5,348,000 change in operating cash flows was due to significantly lower operating results for the oil and natural gas segment in the current year period as compared to the prior year period. Additionally, the change was also due to a decrease in distributions of income from the Kukio Resort Land Development Partnerships in the current year period as compared to the prior year period and fluctuations in working capital.

Cash flows used in investing activities totaled $11,180,000 for fiscal 2023, as compared to cash flows used in investing activities of $7,112,000 for fiscal 2022. This $4,068,000 change in investing cash flows was due to an increase of $2,697,000 in cash paid for oil and natural gas capital expenditures, a decrease of $904,000 in proceeds from the sale of interest in leasehold land, net of costs paid, and a decrease of $1,741,000 in proceeds related to the sale of assets in the current year period as compared to same period in the prior year, partially offset by a $1,563,000 decrease in payments to acquire oil and natural gas properties in the current year period as compared to the same period in the prior year.

Cash flows used in financing activities totaled $786,000 for fiscal 2023, as compared to cash flows provided by financing activities of $1,560,000 for fiscal 2022. The $2,346,000 change in financing cash flows was due to a $450,000 increase in payment of dividends and a $2,356,000 decrease in proceeds from issuance of common stock, net of costs, related to the Company's at-the-market offering in the prior year period, partially offset by a $490,000 decrease in distributions to non-controlling interests in the current year period as compared to the same period in the prior year.

Cash Dividends

The following table sets forth the cash dividends paid per share of common stock during fiscal 2023 and 2022.

Record Date	Date of Payment	Dividend Paid
August 24, 2023	September 11, 2023	$0.015
May 25, 2023	June 12, 2023	$0.015
February 23, 2023	March 13, 2023	$0.015
December 27, 2022	January 11, 2023	$0.015
August 23, 2022	September 6, 2022	$0.015

Canada Emergency Business Account Loan

In the quarter ended December 31, 2020, the Company's Canadian subsidiary, Barnwell of Canada, received an interest-free loan of CAD$40,000 (in Canadian dollars) under the Canada Emergency Business Account ("CEBA") loan program for small businesses. In the quarter ended March 31, 2021, the Company applied for an increase to our CEBA loan and received an additional CAD$20,000 for a total loan amount received of CAD$60,000 ($45,000) under the program. The CEBA loan was interest-free with no principal payments required until December 31, 2023 and if the Company repaid 66.7% of the principal amount prior to December 31, 2023, 33.3% of the loan would be forgiven.

In September 2023, the Company repaid the loan balance of CAD$40,000 and the remaining loan balance of CAD$20,000 was forgiven per the terms of the CEBA loan agreement. Accordingly, as a result of the loan forgiveness, the Company recognized a gain on debt extinguishment of $15,000 during the year ended September 30, 2023, which was included in the "Gas processing and other" line item in the accompanying Consolidated Statements of Operations.

At The Market Offering

On March 16, 2021, the Company entered into a Sales Agreement (the "Sales Agreement") with A.G.P./Alliance Global Partners ("A.G.P,"), with respect to an at-the-market offering program ("ATM") pursuant to which the Company may offer and sell, from time to time, shares of its common stock, par value $0.50 per share, having an aggregate sales price of up to $25 million (subject to certain limitations set forth in the Sales Agreement and applicable securities laws, rules and regulations), through or to A.G.P as the Company's sales agent or as principal. Sales of our common stock under the ATM, if any, will be made by any methods deemed to be "at the market offerings" as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on the NYSE American, on any other existing trading market for our Common Stock, or to or through a market maker. Shares of common stock sold under the ATM are offered pursuant to the Company's Registration Statement on Form S-3 (File No. 333-254365), filed with the Securities and Exchange Commission on March 16, 2021, and declared effective on March 26, 2021 (the "Registration Statement"), and the prospectus dated March 26, 2021, included in the Registration Statement.

During the year ended September 30, 2022, the Company sold 509,467 shares of common stock resulting in net proceeds of $2,356,000 after commissions and fees of $75,000 and ATM-related professional services of $22,000. In August 2022, the Company's Board of Directors suspended the sales of our common stock under the ATM until further notice.

Oil and Natural Gas Capital Expenditures

Barnwell's oil and natural gas capital expenditures, including accrued capital expenditures and acquisitions of oil and natural gas properties and excluding additions and revisions to estimated asset retirement obligations, decreased $323,000 from $11,052,000 in fiscal 2022 to $10,729,000 in fiscal 2023.

In December 2022, Barnwell Texas, LLC ("Barnwell Texas"), a new wholly-owned subsidiary of the Company, entered into a purchase and sale agreement with an independent third party whereby Barnwell Texas acquired a 22.3% non-operated working interest in oil and natural gas leasehold acreage in the Permian Basin in Texas for cash consideration of $806,000. In connection with the purchase of such leasehold interests, Barnwell Texas acquired a 15.4% non-operated working interest in two oil wells in the Wolfcamp Formation in Loving and Ward Counties, Texas and has paid $4,293,000 for its share of the costs to drill, complete and equip the wells during the year ended September 30, 2023. The two gross (0.3 net) non-operated wells began producing in late April 2023 and the Company's share of net production from these wells totaled 12,000 barrels of oil, 12,000 barrels of natural gas liquids, and 121,000 Mcf of natural gas during the year ended September 30, 2023.

In the quarter ended March 31, 2023, the Company participated in the drilling of three gross (0.9 net) non-operated wells in the Twining area of Alberta, Canada. All three wells were completed and began producing during the latter part of the three months ended June 30, 2023. Capital expenditures incurred for the drilling of these wells and Twining facilities during the year ended September 30, 2023 totaled approximately $4,770,000.

In fiscal 2022, the Company participated in the drilling of six gross (1.7 net) non-operated wells in the Twining area. Capital expenditures incurred by the Company for these non-operated wells totaled $4,366,000 for the year ended September 30, 2022. Additionally, the Company drilled one gross (1.0 net) operated well in the Twining area and capital expenditures incurred by the Company for this well was $2,852,000 for the year ended September 30, 2022.

Oil and Natural Gas Property Acquisitions and Dispositions

Fiscal 2022

In the quarter ended December 31, 2021, Barnwell acquired working interests in oil and natural gas properties located in the Twining area of Alberta, Canada, for cash consideration of $317,000.

In the quarter ended March 31, 2022, Barnwell acquired additional working interests in oil and natural gas properties located in the Twining area of Alberta, Canada for consideration of $1,246,000. The purchase price per the agreement was adjusted for customary purchase price adjustments to reflect the economic activity from the effective date to the closing date. Barnwell also assumed $1,500,000 in asset retirement obligations associated with the acquisition.

There were no significant oil and natural gas property dispositions during the year ended September 30, 2022. The $503,000 of proceeds from sale of oil and natural gas properties included in the Consolidated Statement of Cash Flows for the year ended September 30, 2022 primarily represents the refund of income taxes previously withheld from what otherwise would have been proceeds on fiscal 2021's oil and natural gas property sales.

Asset Retirement Obligation

In September 2019, the AER issued an abandonment/closure order for all wells and facilities in the Manyberries area which had been largely operated by LGX, an operating company that went into receivership in 2016. The estimated asset retirement obligation for the Company's interest in the wells and facilities in the Manyberries area is included in "Asset retirement obligation" in the Consolidated Balance Sheets.

After the abandonment/closure order was issued for Manyberries, the OWA created a WIP program for specific areas where there are a significant number of orphaned wells to abandon. The OWA has the ability and expertise to abandon wells using its internal resources and network of service providers resulting in efficiencies that companies such as Barnwell would not be able to obtain on its own. Under the WIP program, the Company would be required to provide payment for only Barnwell's working interest share, however, all WIP's would have to participate in the program for the OWA to begin its work. In March 2021, the Company was notified by the OWA that Barnwell's Manyberries wells were confirmed to be in the WIP program.

Under the agreement with the OWA, the Company is required to pay the abandonment and reclamation costs in advance through a cash deposit. The total cash deposit amount was calculated to be approximately $1,525,000 and the Company paid $888,000 of the total deposit in July and August 2021 and may need to pay the remaining balance of $637,000 by August 2024. The Company revised its Manyberries ARO liability based on the OWA's revised abandonment and reclamation estimates. Based on a review of the details of the cash deposit calculation provided by the OWA, which includes amounts added for possible contingencies, the Company believes the required cash deposit amount by the OWA is higher than the actual costs of the asset retirement obligation for the Manyberries wells and that any excess of the deposit over actual asset retirement costs for the first phase of the work would be credited toward the second phase of the work. A remaining excess deposit, if any, would ultimately be refunded to the Company upon completion of all of the work. As at September 30, 2023, the Company recognized a cumulative reduction in the deposit balance of $300,000 for work performed under this program.

Contractual Obligations

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

Contingencies

For a detailed discussion of contingencies, see Note 17 in the "Notes to Consolidated Financial Statements" in Item 8 of this report.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Stockholders and Board of Directors of
Barnwell Industries, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Barnwell Industries, Inc. and subsidiaries (the Company) as of September 30, 2023 and 2022, and the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by

communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of proved reserves impacting the recognition and valuation of depletion expense and impairment of oil and gas properties

Critical Accounting Matter Description
As described in Note 1 to the financial statements, the Company accounts for its oil and gas properties using the full cost method of accounting which requires management to make estimates of proved reserve volumes and future revenues and expenses to calculate depletion expense and measure its oil and gas properties for potential impairment. To estimate the volume of proved reserves and future revenues, management makes significant estimates and assumptions, including forecasting the production decline rate of producing properties and forecasting the timing and volume of production associated with the Company's development plan for proved undeveloped properties. In addition, the estimation of proved reserves is also impacted by management's judgments and estimates regarding the financial performance of wells associated with proved reserves to determine if wells are expected, with reasonable certainty, to be economical under the appropriate pricing assumptions required in the estimation of depletion expense and potential impairment measurements. We identified the estimation of proved reserves of oil and gas properties, due to its impact on depletion expense and impairment evaluation, as a critical audit matter.

The principal consideration for our determination that the estimation of proved reserves is a critical audit matter is that changes in certain inputs and assumptions, which require a high degree of subjectivity necessary to estimate the volume and future revenues of the Company's proved reserves could have a significant impact on the measurement of depletion expense or the impairment assessment. In turn, auditing those inputs and assumptions required subjective and complex auditor judgement.

How the Critical Audit Matter was Addressed in the Audit
We obtained an understanding of the design and implementation of management's controls and our audit procedures related to the estimation of proved reserves included the following, among others.

- We evaluated the level of knowledge, skill, and ability of the Company's reservoir engineering specialists and their relationship to the Company, made inquiries of those reservoir engineers regarding the process followed and judgments made to estimate the Company's proved reserve volumes, and read the reserve report prepared by the Company's specialists.
- To the extent key, sensitive inputs and assumptions used to determine proved reserve volumes and other cash flow inputs and assumptions are derived from Company's accounting records, such as commodity pricing, historical pricing differentials, operating costs, and working and net revenue interests, we tested management's process for determining the assumptions, including examining the underlying support, on a sample basis. Specifically, our audit procedures involved testing management's assumptions, to the extent key, as follows:
  - Compared the estimated pricing differentials used in the reserve report to realized prices related to revenue transactions recorded in the current year and examined contractual support for the pricing differentials;
  - Evaluated the forecasted operating costs at year-end compared to historical operating costs;
  - Evaluated the working and net revenue interests used in the reserve report by inspecting a sample of ownership interests;
  - Evaluated the Company's evidence supporting the amount of proved undeveloped properties reflected in the reserve report by examining support for the Company's or the operator's ability and intent to develop the proved undeveloped properties;

◦ Applied analytical procedures to the reserve report by comparing to historical actual results and to the prior year reserve report.

Revenue recognition based on the percentage of completion method

Critical Accounting Matter Description

As described further in Note 1 to the financial statements, revenues derived from contract drilling contracts are recognized over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer, using the percentage-of-completion method of accounting, based primarily on contract cost incurred to date compared to total estimated contract cost. Revenue recognition under this method is judgmental, particularly on lump-sum contracts, as it requires the Company to prepare estimates of total contract revenue and total contract costs, including costs to complete in-process contracts.

Auditing the Company's estimates or total contract revenue and costs used to recognize revenue on contract drilling contracts involved significant auditor judgment, as it required the evaluation of subjective factors such as assumptions related to project schedule and completion, forecasted labor, and material and subcontract costs. These assumptions involved significant management judgment, which affects the measurement of revenue recognized by the Company.

How the Critical Audit Matter was Addressed in the Audit

We obtained an understanding of the design and implementation of management's controls and our audit procedures related to the estimation of proved reserves included the following, among others.

- We obtained an understanding of the Company's estimation process that affected revenue recognized on engineering and construction contracts. This included controls over management's monitoring and review of project costs, including the Company's procedures to validate the completeness and accuracy of data used to determine the estimates;
- We selected a sample of projects and, among other procedures, obtained and inspected the contract agreements, amendments and change orders to test the existence of customer arrangements and understand the scope of pricing of the related contracts;
- Evaluated the Company's estimated revenue and costs to complete by obtaining and analyzing supporting documentation of management's estimates of variable consideration and contract costs;
- Compared contract profitability estimates in the current year to historical estimates and actual performance.

/s/ WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2020.

Dallas, Texas
December 18, 2023

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	
	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ **2,830,000**	$ 12,804,000
Accounts and other receivables, net of allowance for doubtful accounts of: $284,000 at September 30, 2023; $231,000 at September 30, 2022	**3,246,000**	4,361,000
Income taxes receivable	**16,000**	—
Other current assets	**2,993,000**	2,932,000
Total current assets	**9,085,000**	20,097,000
Asset for retirement benefits	**4,471,000**	3,385,000
Operating lease right-of-use assets	**54,000**	132,000
Property and equipment:		
Proved oil and natural gas properties, net (full cost method)	**21,302,000**	13,232,000
Drilling rigs and other property and equipment, net	**509,000**	369,000
Total property and equipment, net	**21,811,000**	13,601,000
Total assets	$ **35,421,000**	$ 37,215,000
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ **881,000**	$ 1,462,000
Accrued capital expenditures	**1,099,000**	1,655,000
Accrued compensation	**726,000**	999,000
Accrued operating and other expenses	**1,747,000**	1,576,000
Current portion of asset retirement obligation	**1,536,000**	1,327,000
Other current liabilities	**609,000**	1,908,000
Total current liabilities	**6,598,000**	8,927,000
Long-term debt	**—**	44,000
Operating lease liabilities	**47,000**	117,000
Liability for retirement benefits	**1,664,000**	1,649,000
Asset retirement obligation	**8,297,000**	7,129,000
Deferred income tax liabilities	**58,000**	188,000
Total liabilities	**16,664,000**	18,054,000
Commitments and contingencies (Note 17)		
Equity:		
Common stock, par value $0.50 per share; authorized, 40,000,000 shares:		
10,158,678 issued at September 30, 2023; 10,124,587 issued at September 30, 2022	**5,079,000**	5,062,000
Additional paid-in capital	**7,687,000**	7,351,000
Retained earnings	**6,160,000**	7,720,000
Accumulated other comprehensive income, net	**2,104,000**	1,294,000
Treasury stock, at cost:		
167,900 shares at September 30, 2023 and 2022	**(2,286,000)**	(2,286,000)
Total stockholders' equity	**18,744,000**	19,141,000
Non-controlling interests	**13,000**	20,000
Total equity	**18,757,000**	19,161,000
Total liabilities and equity	$ **35,421,000**	$ 37,215,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30,	
	2023	2022
Revenues:		
Oil and natural gas	**$ 19,376,000**	$ 22,581,000
Contract drilling	**5,427,000**	4,540,000
Sale of interest in leasehold land	**265,000**	1,295,000
Gas processing and other	**201,000**	129,000
	25,269,000	28,545,000
Costs and expenses:		
Oil and natural gas operating	**10,434,000**	9,439,000
Contract drilling operating	**5,669,000**	4,591,000
General and administrative	**6,956,000**	8,044,000
Depletion, depreciation, and amortization	**4,457,000**	2,778,000
Impairment of assets	**—**	89,000
Foreign currency (gain) loss	**(76,000)**	484,000
Interest expense	**2,000**	1,000
Gain on sale of assets	**(551,000)**	—
	26,891,000	25,426,000
(Loss) earnings before equity in income of affiliates and income taxes	**(1,622,000)**	3,119,000
Equity in income of affiliates	**758,000**	3,400,000
(Loss) earnings before income taxes	**(864,000)**	6,519,000
Income tax (benefit) provision	**(53,000)**	347,000
Net (loss) earnings	**(811,000)**	6,172,000
Less: Net earnings attributable to non-controlling interests	**150,000**	659,000
Net (loss) earnings attributable to Barnwell Industries, Inc. stockholders	**$ (961,000)**	$ 5,513,000
Basic net (loss) earnings per common share		
attributable to Barnwell Industries, Inc. stockholders	**$ (0.10)**	$ 0.57
Diluted net (loss) earnings per common share		
attributable to Barnwell Industries, Inc. stockholders	**$ (0.10)**	$ 0.57
Weighted-average number of common shares outstanding:		
Basic	**9,969,856**	9,732,936
Diluted	**9,969,856**	9,732,936

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Year ended September 30,	
	2023	2022
Net (loss) earnings	**$ (811,000)**	$ 6,172,000
Other comprehensive (loss) income:		
Foreign currency translation adjustments, net of taxes of $0	**(2,000)**	(40,000)
Retirement plans:		
Amortization of accumulated other comprehensive gain into net periodic benefit cost, net of taxes of $0	**(79,000)**	—
Net actuarial gain arising during the period, net of taxes of $0	**891,000**	1,302,000
Total other comprehensive income	**810,000**	1,262,000
Total comprehensive (loss) income	**(1,000)**	7,434,000
Less: Comprehensive income attributable to non-controlling interests	**(150,000)**	(659,000)
Comprehensive (loss) income attributable to Barnwell Industries, Inc.	**$ (151,000)**	$ 6,775,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
Years ended September 30, 2023 and 2022

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Non-controlling Interests	Total Equity
Balance at September 30, 2021	9,445,625	$ 4,807,000	$ 4,590,000	$ 2,356,000	$ 32,000	$ (2,286,000)	$ 8,000	$ 9,507,000
Net earnings	—	—	—	5,513,000	—	—	659,000	6,172,000
Foreign currency translation adjustments, net of taxes of $0	—	—	—	—	(40,000)	—	—	(40,000)
Distributions to non-controlling interests	—	—	—	—	—	—	(647,000)	(647,000)
Share-based compensation	—	—	657,000	—	—	—	—	657,000
Issuance of common stock, net of costs	509,467	255,000	2,101,000	—	—	—	—	2,356,000
Issuance of common stock for services	1,595	—	3,000	—	—	—	—	3,000
Dividends declared, $0.015 per share	—	—	—	(149,000)	—	—	—	(149,000)
Retirement plans:								
Net actuarial gain arising during the period, net of taxes of $0	—	—	—	—	1,302,000	—	—	1,302,000
Balance at September 30, 2022	9,956,687	5,062,000	7,351,000	7,720,000	1,294,000	(2,286,000)	20,000	19,161,000
Net (loss) earnings	—	—	—	(961,000)	—	—	150,000	(811,000)
Foreign currency translation adjustments, net of taxes of $0	—	—	—	—	(2,000)	—	—	(2,000)
Distributions to non-controlling interests	—	—	—	—	—	—	(157,000)	(157,000)
Share-based compensation	—	—	263,000	—	—	—	—	263,000
Issuance of common stock for services	34,091	17,000	73,000	—	—	—	—	90,000
Dividends declared, $0.060 per share	—	—	—	(599,000)	—	—	—	(599,000)
Retirement plans:								
Amortization of accumulated other comprehensive gain into net periodic benefit cost, net of taxes of $0	—	—	—	—	(79,000)	—	—	(79,000)
Net actuarial gain arising during the period, net of taxes of $0	—	—	—	—	891,000	—	—	891,000
Balance at September 30, 2023	**9,990,778**	**$ 5,079,000**	**$ 7,687,000**	**$ 6,160,000**	**$ 2,104,000**	**$ (2,286,000)**	**$ 13,000**	**$ 18,757,000**

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,	
	2023	2022
Cash flows from operating activities:		
Net (loss) earnings	$ **(811,000)**	$ 6,172,000
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:		
Equity in income of affiliates	**(758,000)**	(3,400,000)
Depletion, depreciation, and amortization	**4,457,000**	2,778,000
Impairment of assets	**—**	89,000
Gain on sale of assets	**(551,000)**	—
Sale of interest in leasehold land, net of fees paid	**(233,000)**	(1,137,000)
Distributions of income from equity investees	**539,000**	3,170,000
Retirement benefits income	**(252,000)**	(272,000)
Accretion of asset retirement obligation	**808,000**	767,000
Deferred income tax benefit	**(130,000)**	(171,000)
Asset retirement obligation payments	**(1,005,000)**	(942,000)
Share-based compensation expense	**263,000**	657,000
Common stock issued for services	**90,000**	3,000
Non-cash rent income	**(25,000)**	(1,000)
Retirement plan contributions and payments	**(3,000)**	(3,000)
Bad debt expense	**38,000**	124,000
Foreign currency (gain) loss	**(76,000)**	484,000
Gain on debt extinguishment	**(15,000)**	—
Decrease from changes in current assets and liabilities	**(393,000)**	(1,027,000)
Net cash provided by operating activities	**1,943,000**	7,291,000
Cash flows from investing activities:		
Distributions from equity investees in excess of earnings	**219,000**	230,000
Proceeds from sale of interest in leasehold land, net of fees paid	**233,000**	1,137,000
Proceeds from sale of oil and natural gas assets	**—**	503,000
Proceeds from sale of contract drilling assets	**—**	687,000
Deposit for sale of contract drilling asset	**—**	551,000
Payments to acquire oil and natural gas properties	**—**	(1,563,000)
Capital expenditures - oil and natural gas	**(11,304,000)**	(8,607,000)
Capital expenditures - all other	**(328,000)**	(50,000)
Net cash used in investing activities	**(11,180,000)**	(7,112,000)
Cash flows from financing activities:		
Repayment of long-term debt	**(30,000)**	—
Distributions to non-controlling interests	**(157,000)**	(647,000)
Proceeds from issuance of stock, net of costs	**—**	2,356,000
Payment of dividends	**(599,000)**	(149,000)
Net cash (used in) provided by financing activities	**(786,000)**	1,560,000
Effect of exchange rate changes on cash and cash equivalents	**49,000**	(214,000)
Net (decrease) increase in cash and cash equivalents	**(9,974,000)**	1,525,000
Cash and cash equivalents at beginning of year	**12,804,000**	11,279,000
Cash and cash equivalents at end of year	$ **2,830,000**	$ 12,804,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2023 AND 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Barnwell is engaged in the following lines of business: 1) acquiring, developing, producing and selling oil and natural gas in Canada and the U.S., 2) investing in land interests in Hawaii, and 3) drilling wells and installing and repairing water pumping systems in Hawaii.

Principles of Consolidation

The consolidated financial statements include the accounts of Barnwell Industries, Inc. and all majority-owned subsidiaries (collectively referred to herein as “Barnwell,” “we,” “our,” “us,” or the “Company”), including a 77.6%-owned land investment general partnership (Kaupulehu Developments), a 75%-owned land investment partnership (KD Kona), and a variable interest entity (Teton Barnwell Fund I, LLC) for which the Company is deemed to be the primary beneficiary. All significant intercompany accounts and transactions have been eliminated.

Undivided interests in oil and natural gas exploration and production joint ventures are consolidated on a proportionate basis. Barnwell’s investments in both unconsolidated entities in which a significant, but less than controlling, interest is held and in VIEs in which the Company is not deemed to be the primary beneficiary are accounted for by the equity method.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of Barnwell to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates. Significant assumptions are required in the valuation of deferred tax assets, asset retirement obligations, contract drilling estimated costs to complete, and proved oil and natural gas reserves, and such assumptions may impact the amount at which such items are recorded.

Reclassifications

Certain reclassifications of prior period amounts have been made in Note 9 to conform to the current period presentations. These reclassifications had no effect on previously reported net earnings, cash flows, total assets, or stockholders' equity.

Revenue Recognition

Barnwell operates in and derives revenue from the following three principal business segments:

- *Oil and Natural Gas Segment* - Barnwell engages in oil and natural gas development, production, acquisitions and sales in Canada and the U.S.

- *Land Investment Segment* - Barnwell invests in land interests in Hawaii.

- *Contract Drilling Segment* - Barnwell provides well drilling services and water pumping system installation and repairs in Hawaii.

Oil and Natural Gas - Barnwell's investments in oil and natural gas properties are located in Alberta, Canada, Oklahoma, and Texas. These property interests are principally held under governmental leases or licenses. Barnwell sells the large majority of its oil, natural gas and natural gas liquids production under short-term contracts between itself and marketers based on prices indexed to market prices and recognizes revenue at a point in time when the oil, natural gas and natural gas liquids are delivered, as this is where Barnwell's performance obligation is satisfied and title has passed to the customer.

Land Investment - Barnwell is entitled to receive contingent residual payments from the entities that previously purchased Barnwell's land investment interests under contracts entered into in prior years. The residual payments under those contracts become due when the entities sell lots and/or residential units in the areas that were previously sold under the aforementioned contracts or when a preferred payment threshold is achieved. The residual payments received by Barnwell are recognized as revenue when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Contract Drilling - Through contracts which are normally less than twelve months in duration, Barnwell drills water and water monitoring wells and installs and repairs water pumping systems in Hawaii. Barnwell recognizes revenue from well drilling or the installation of pumps over time based on total costs incurred on the projects relative to the total expected costs to satisfy the performance obligation as management believes this is an accurate representation of the percentage of completion as control is continuously transferred to the customer. Uninstalled materials, which typically consists of well casing or pumps, are excluded in the costs-to-costs calculation for the duration of the contract as including these costs would result in a distortion of progress towards satisfaction of the performance obligation due to the resulting cumulative catch-up in margin in a single period. An equal amount of cost and revenue is recorded when uninstalled materials are controlled by the customer, which is typically when Barnwell has the right to payment for the materials and when the materials are delivered to the customer's site or location and such materials have been accepted by the customer. Uninstalled materials are held in inventory and included in "Other current assets" on the Company's Consolidated Balance Sheets until control is transferred to the customer. When the estimate on a contract indicates a loss, Barnwell records the entire estimated loss in the period the loss becomes known.

The contract price may include variable consideration, which includes such items as increases to the transaction price for unapproved change orders and claims for which price has not yet been agreed by the customer. The Company estimates variable consideration using either the most likely amount or expected value method, whichever is a more appropriate reflection of the amount to which it expects to be entitled based on the characteristics and circumstances of the contract. Variable consideration is included in the estimated transaction price to the extent it is probable that a significant reversal of cumulative recognized revenue will not occur.

Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the costs incurred to date to total estimated costs at completion are reflected in contract revenues in the reporting period when such estimates are revised. The nature of accounting for these contracts is such that refinements of the estimated costs to complete may occur and are characteristic of the estimation process due to changing conditions and new developments. Many factors and assumptions can and do change during a contract performance obligation period which can result in a change to contract profitability including unforeseen underground geological conditions (to the extent that contract remedies are unavailable), the availability and costs of skilled contract labor, the performance of major material suppliers, the performance of major subcontractors, unusual weather conditions and unexpected changes in material costs, changes in the scope and nature of the work to be performed, and unexpected construction execution errors, among others. These factors may result in revisions to costs and income and are recognized in the period in which the revisions become known. Revenue and profit in future periods of contract performance are recognized using the adjusted estimate.

Management evaluates the performance of contracts on an individual basis. In the ordinary course of business, but at least quarterly, we prepare updated estimates that may impact the cost and profit or loss for each contract based on actual results to date plus management's best estimate of costs to be incurred to complete each performance obligation. The cumulative effect of revisions in estimates of the total forecasted revenue and costs, including any unapproved change orders and claims, during the course of the contract is reflected in the accounting period in which the facts that caused the revision become known. Changes in the cost estimates can have a material impact on our consolidated financial statements and are reflected in the results of operations when they become known.

Unexpected significant inefficiencies that were not considered a risk at the time of entering into the contract, such as design or construction execution errors that result in significant wasted resources, are excluded from the measure of progress toward completion and the costs are expensed as incurred.

To the extent a contract is deemed to have multiple performance obligations, the Company allocates the transaction price of the contract to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract.

When the Company receives consideration, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a sales contract, the Company records deferred revenue, which represents a contract liability. Such deferred revenue typically results from billings in excess of costs and estimated earnings on uncompleted contracts. Contract liabilities are included in "Other current liabilities" on the Company's Consolidated Balance Sheets. Costs and estimated earnings in excess of billings represent certain amounts under customer contracts that were earned and billable, but yet not invoiced, and are included in contract assets and reported in "Other current assets" on the Company's Consolidated Balance Sheets.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. We maintain bank account balances with high quality financial institutions which often exceed insured limits. We have not experienced any losses with these accounts and believe that we are not exposed to any significant credit risk on cash.

Accounts and Other Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is Barnwell's best estimate of the amount of probable credit losses in Barnwell's existing accounts receivable and is based on historical write-off experience and the application of the specific identification method. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Barnwell does not have any off-balance sheet credit exposure related to its customers.

Investments in Real Estate

Barnwell accounts for sales of Increment I and Increment II leasehold land interests under the full accrual method. Gains from such sales were recognized when the buyer's investments were adequate to demonstrate a commitment to pay for the property, risks and rewards of ownership transferred to the buyer, and Barnwell did not have a substantial continuing involvement with the property sold. With regard to payments Kaupulehu Developments is entitled to receive from KD I and KD II, the percentage of sales payments from KD I and KD II and percentage of distributions from KD II are contingent future profits which will be recognized when they are realized. All costs of the sales of Increment I and Increment II leasehold land interests were recognized at the time of sale and were not deferred to future periods when any contingent profits will be recognized.

Variable Interest Entities

The consolidation of VIEs is required when an enterprise has a controlling financial interest and is therefore the VIE's primary beneficiary. A controlling financial interest will have both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether an entity is a VIE and, if so, whether the Company is the primary beneficiary, may require significant judgment.

Barnwell analyzes its entities in which it has a variable interest to determine whether the entities are VIEs and, if so, whether the Company is the primary beneficiary. This analysis includes a qualitative review based on an evaluation of the design of the entity, its organizational structure, including decision making ability and financial agreements, as well as a quantitative review. Entities that have been determined to be VIEs and for which we have a controlling financial interest and are therefore the VIE's primary beneficiary are consolidated (see Note 4). Entities that have been determined to be VIEs and for which we do not have a controlling financial interest and are therefore not the VIE's primary beneficiary are not consolidated. These unconsolidated entities are accounted for under the equity method (see Note 3).

Equity Method Investments

Affiliated companies, which are limited partnerships or similar entities, in which Barnwell holds more than a 3% to 5% ownership interest and does not control, are accounted for as equity method investments. Equity method investment adjustments include Barnwell's proportionate share of investee income or loss, adjustments to recognize certain differences between Barnwell's carrying value and Barnwell's equity in net assets of the investee at the date of investment, impairments and other adjustments required by the equity method. Gains or losses are realized when such investments are sold. Barnwell classifies distributions received from equity method investments using the cumulative earnings approach in the Consolidated Statements of Cash Flows. Under the cumulative earnings approach, distributions received up to the amount of cumulative equity in earnings recognized are treated as returns on investment and are classified within operating cash flows and those in excess of that amount are treated as returns of investment and are classified within investing cash flows.

Investments in equity method investees are evaluated for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the assets exceed their respective fair values, additional impairment tests are performed to measure the amounts of the impairment losses, if any. When an impairment test demonstrates that the fair value of an investment is less than its carrying value, management will determine whether the impairment is either temporary or other-than-temporary. Examples of factors which may be indicative of an other-than-temporary impairment include (a) the length of time and extent to which fair value has been less than carrying value, (b) the financial condition and near-term prospects of the investee, and (c) the intent and ability to retain the investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value. If the decline in fair value is determined by management to be other-than-temporary, the carrying value of the investment is written down to its estimated fair value as of the balance sheet date of the reporting period in which the assessment is made.

Oil and Natural Gas Properties

Barnwell uses the full cost method of accounting under which all costs incurred in the acquisition, exploration and development of oil and natural gas reserves, including costs related to unsuccessful wells and estimated future site restoration and abandonment, are capitalized. We capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead or similar activities.

The capitalized costs of oil and gas properties, excluding unevaluated and unproved properties, are amortized as depreciation, depletion and amortization expense using the units-of-production method based on estimated proved recoverable oil and gas reserves.

Costs associated with unevaluated and unproved properties, initially excluded from the amortization base, relate to unproved leasehold acreage, wells and production facilities in progress and wells pending determination of the existence of proved reserves. Unproved leasehold costs are transferred to the amortization base with the costs of drilling the related well once a determination of the existence of proved reserves has been made or upon impairment of a lease. Costs associated with wells in progress and completed wells that have yet to be evaluated are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. Costs of dry wells are transferred to the amortization base immediately upon determination that the well is unsuccessful.

All items classified as unevaluated and unproved properties are assessed on a quarterly basis for possible impairment or reduction in value. Properties are assessed on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of various factors, including, but not limited to, the following: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assignment of proved reserves; and economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and become subject to amortization.

Under the full cost method of accounting, we review the carrying value of our oil and natural gas properties, on a country-by-country basis, each quarter in what is commonly referred to as the ceiling test. Under the ceiling test, capitalized costs, net of accumulated depletion and oil and natural gas related deferred income taxes, may not exceed an amount equal to the sum of 1) the discounted present value (at 10%), using average first-day-of-the-month prices during the 12-month period ending as of the balance sheet date held constant over the life of the reserves, of Barnwell's estimated future net cash flows from estimated production of proved oil and natural gas reserves as determined by independent petroleum reserve engineers, less estimated future expenditures to be incurred in developing and producing the proved reserves but excluding future cash outflows associated with settling asset retirement obligations with the exception of those associated with proved undeveloped reserves from wells that are to be drilled in the future; plus 2) the cost of major development projects and unproven properties not subject to depletion, if any; plus 3) the lower of cost or estimated fair value of unproven properties included in costs subject to depletion; less 4) related income tax effects. If net capitalized costs exceed this limit, the excess is expensed. Depletion is computed using the units-of-production method whereby capitalized costs, net of estimated salvage values, plus estimated future costs to develop proved reserves and satisfy asset retirement obligations, are amortized over the total estimated proved reserves on a country-by-country basis. Investments in major development projects are not depleted until either proved reserves are associated with the projects or impairment has been determined. Proceeds from the disposition of oil and natural gas properties are credited to the full cost pool, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves in a particular country.

Given the volatility of oil and gas prices, it is reasonably possible that the estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline in the future, even if only for a short period of time, it is possible that impairments of oil and gas properties could occur. In addition, it is reasonably possible that impairments could occur if costs are incurred in excess of any increases in the present value of future net cash flows from proved oil and gas reserves, or if properties are sold for proceeds less than the discounted present value of the related proved oil and gas reserves.

Barnwell's sales reflect its working interest share after royalties. Barnwell's production is generally delivered and sold at the plant gate. Barnwell does not have transportation volume commitments with pipelines and does not have natural gas imbalances related to natural gas balancing arrangements with its partners.

Acquisitions

In accordance with the guidance for business combinations, Barnwell determines whether an acquisition is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method of accounting. If the assets acquired are not a business, the Company accounts for the transaction as an asset acquisition. Under both methods purchase prices are allocated to acquired assets and assumed liabilities based on their estimated fair value at the time of the acquisition. For transactions that are business combinations, the Company evaluates the existence of goodwill or a gain from a bargain purchase. The Company capitalizes acquisition-related costs and fees associated with asset acquisitions and immediately expenses acquisition-related costs and fees associated with business combinations.

Long-lived Assets

Long-lived assets to be held and used, other than oil and natural gas properties, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability is measured by comparing the carrying amount of the asset to the future net cash flows expected to result from use of the asset (undiscounted and without interest charges). If it is determined that the asset may not be recoverable, impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the asset carrying value or fair value, less cost to sell.

Water well drilling rigs, office and other property and equipment are depreciated using the straight-line method based on estimated useful lives.

Share-based Compensation

Share-based compensation cost for Barnwell's equity-classified stock options, restricted stock units, and common stock issued for services is measured at fair value and is recognized as an expense over the requisite service period. For stock options, Barnwell utilizes a closed-form valuation model to determine the fair value of each option award. Expected volatilities are based on the historical volatility of Barnwell's stock over a period consistent with that of the expected terms of the options. The expected terms of the options represent expectations of future employee exercise and are estimated based on factors such as vesting periods, contractual expiration dates, historical trends in Barnwell's stock price, and historical exercise behavior. If the Company does not have sufficient historical data regarding employee exercise behavior, the "simplified method" as permitted by the SEC's Staff Accounting Bulletin No. 110, *Share-Based Payment* is utilized to estimate the expected terms of the options. The risk-free rates for periods within the contractual life of the options are based on the yields of U.S. Treasury instruments with terms comparable to the estimated option terms. Expected dividends are based on historical dividend payments. For restricted stock units, Barnwell utilizes the closing market price of the Company's common stock on the grant date reduced by the present value of the dividends expected to be paid on the underlying shares of common stock during the requisite service period (as these awards are not entitled to receive dividends until vested) to determine the fair value of each restricted stock unit award. For common stock issued for services, Barnwell utilizes the closing market price of the Company's common stock on the grant date to determine the fair value of the common stock issued for services. The Company's policy is to recognize forfeitures as they occur.

Retirement Plans

Barnwell accounts for its defined benefit pension plan and Supplemental Executive Retirement Plan by recognizing the over-funded or under-funded status as an asset or liability in its Consolidated Balance Sheets and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. See further discussion at Note 8.

The estimation of Barnwell's retirement plan obligations, costs and liabilities requires management to estimate the amount and timing of cash outflows for projected future payments and cash inflows for maturities and expected returns on plan assets. These assumptions may have an effect on the amount and timing of future contributions.

At the end of each year, Barnwell determines the discount rate to be used to calculate the present value of plan liabilities and the net periodic benefit cost. The discount rate is an estimate of the current interest rate at which the retirement plan liabilities could be effectively settled at the end of the year. In estimating this rate, Barnwell performs a cash-flow matching discount rate analysis developed using high-quality corporate bonds yield. The discount rate used to value the future benefit obligation as of each year-end is the rate used to determine the periodic benefit cost in the following year.

The expected long-term return on assets assumption for the pension plans represents the average rate of return to be earned on plan assets over the period the benefits included in the benefit obligation are to be paid. The actual fair value of plan assets and estimated rate of return is used to determine the expected investment return during the year. The estimated rate of return on plan assets is based on an estimate of future experience for plan asset returns, the mix of plan assets, current market conditions, and expectations for future market conditions. A decrease (increase) of 50 basis points in the expected return on assets assumption would increase (decrease) pension expense by approximately $59,000 based on the assets of the plan at September 30, 2023.

The effects of changing assumptions are included in unamortized net gains and losses, which directly affect accumulated other comprehensive income. These unamortized gains and losses in excess of certain thresholds are amortized and reclassified to (loss) income over the average remaining service life of active employees.

Asset Retirement Obligation

Barnwell accounts for asset retirement obligations by recognizing the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Barnwell estimates the fair value of asset retirement obligations based on the projected discounted future cash outflows required to settle abandonment and restoration liabilities. Such an estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, what constitutes adequate restoration, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental and political environments. Abandonment and restoration cost estimates are determined in conjunction with Barnwell's reserve engineers based on historical information regarding costs incurred to abandon and restore similar well sites, information regarding current market conditions and costs, and knowledge of subject well sites and properties. These assumptions represent Level 3 inputs.

Barnwell's estimated site restoration and abandonment costs of its oil and natural gas properties are capitalized as part of the carrying amount of oil and natural gas properties and depleted over the life of the related reserves. When the assumptions used to estimate a recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the capitalized cost of asset retirements. The liability is accreted at the end of each period through charges to oil and natural gas operating expense.

Income Taxes

Income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax impacts of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Management evaluates its potential exposures from tax positions taken that have been or could be challenged by taxing authorities. These potential exposures result because taxing authorities may take positions that differ from those taken by management in the interpretation and application of statutes, regulations and rules. Management considers the possibility of alternative outcomes based upon past experience, previous actions by taxing authorities (e.g., actions taken in other jurisdictions) and advice from tax experts. Recognized tax positions are initially and subsequently measured as the largest amount of tax benefit that is more likely than not of being realized upon ultimate settlement with a taxing authority on a jurisdiction-by-jurisdiction basis. Liabilities for unrecognized tax benefits related to such tax positions are included in long-term liabilities unless the tax position is expected to be settled within the upcoming year, in which case the liabilities are included in current liabilities. Interest and penalties related to uncertain tax positions are included in income tax expense.

Our operations in Texas are subject to a franchise tax assessed by the state of Texas which is presented as income tax expense.

Environmental

Barnwell is subject to extensive environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and maintenance of surface conditions and may require Barnwell to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Barnwell recognizes an insurance receivable related to environmental expenditures when collection of the receivable is deemed probable. Any recognition of an insurance receivable is recorded by crediting and offsetting the original charge. Any differential arising between insurance recoveries and insurance receivables is expensed or capitalized, consistent with the original treatment.

Foreign Currency Translations and Transactions

Assets and liabilities of foreign subsidiaries are translated at the year-end exchange rate. Operating results of foreign subsidiaries are translated at average exchange rates during the period. Translation adjustments have no effect on net income and are included in "Accumulated other comprehensive income, net" in the accompanying Consolidated Balance Sheets.

Foreign currency gains or losses on intercompany loans and advances that are not considered long-term investments in nature because management intends to settle these intercompany balances in the future are included in our statements of operations.

Fair Value Measurements

Fair value is defined as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following categories:

- Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities in active markets and have the highest priority.

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3: Unobservable inputs for the financial asset or liability and have the lowest priority.

2. (LOSS) EARNINGS PER COMMON SHARE

Basic (loss) earnings per share is computed using the weighted-average number of common shares outstanding for the period. Diluted (loss) earnings per share is calculated using the treasury stock method to reflect the assumed issuance of common shares for all potentially dilutive securities, which consist of outstanding stock options and nonvested restricted stock units. Potentially dilutive shares are excluded from the computation of diluted (loss) earnings per share if their effect is anti-dilutive.

Options to purchase 546,781 shares of common stock and 18,605 restricted stock units were excluded from the computation of diluted shares for the year ended September 30, 2023, as their inclusion would have been anti-dilutive. Options to purchase 615,000 shares were excluded from the computation of diluted shares for the year ended September 30, 2022, as their inclusion would have been anti-dilutive.

Reconciliations between net (loss) earnings attributable to Barnwell stockholders and common shares outstanding of the basic and diluted net (loss) earnings per share computations are detailed in the following tables:

	Year ended September 30, 2023		
	Net Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Basic net loss	$ (961,000)	9,969,856	$ (0.10)
Effect of dilutive securities - common stock options and restricted stock units	—	—	
Diluted net loss	$ (961,000)	9,969,856	$ (0.10)

	Year ended September 30, 2022		
	Net Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic net earnings	$ 5,513,000	9,732,936	$ 0.57
Effect of dilutive securities - common stock options	—	—	
Diluted net earnings	$ 5,513,000	9,732,936	$ 0.57

3.   INVESTMENTS

Investment in Kukio Resort Land Development Partnerships

On November 27, 2013, Barnwell, through a wholly-owned subsidiary, entered into two limited liability limited partnerships, KD Kona and KKM, and indirectly acquired a 19.6% non-controlling ownership interest in each of KD Kukio Resorts, KD Maniniowali, and KDK for $5,140,000. The Kukio Resort Land Development Partnerships own certain real estate and development rights interests in the Kukio, Maniniowali and Kaupulehu portions of Kukio Resort, a private residential community on the Kona coast of the island of Hawaii, as well as Kukio Resort's real estate sales office operations. KDK holds interests in KD I and KD II. KD I is the developer of Increment I and KD II is the developer of Increment II. Barnwell's ownership interests in the Kukio Resort Land Development Partnerships is accounted for using the equity method of accounting.

In March 2019, KD II admitted a new development partner, Replay, a party unrelated to Barnwell, in an effort to move forward with development of the remainder of Increment II at Kaupulehu. KDK and Replay hold ownership interests of 55% and 45%, respectively, of KD II and Barnwell has a 10.8% indirect non-controlling ownership interest in KD II through KDK, which is accounted for using the equity method of accounting. Barnwell continues to have an indirect 19.6% non-controlling ownership interest in KD Kukio Resorts, KD Maniniowali, and KD I.

The partnerships derive income from the sale of residential parcels in Increment I, of which only two lots remain to be sold as of September 30, 2023, as well as from commissions on real estate sales by the real estate sales office and revenues resulting from the sale of private club memberships.

Increment II is not yet under development, and there is no assurance that development of such acreage will in fact occur. No definitive development plans have been made by the developer of Increment II as of the date of this report.

Barnwell has the right to receive distributions from the Kukio Resort Land Development Partnerships via its non-controlling interests in KD Kona and KKM, based on its respective partnership sharing ratios of 75% and 34.45%, respectively. During the year ended September 30, 2023, Barnwell received cash distributions of $758,000 from the Kukio Resort Land Development Partnership resulting in a net amount of $674,000, after distributing $84,000 to non-controlling interests. During the year ended September 30, 2022, Barnwell received cash distributions of $3,400,000 from the Kukio Resort Land Development Partnerships resulting in a net amount of $3,028,000, after distributing $372,000 to non-controlling interests.

Equity in income of affiliates was $758,000 for the year ended September 30, 2023, as compared to equity in income of affiliates of $3,400,000 for the year ended September 30, 2022.

Summarized financial information for the Kukio Resort Land Development Partnerships is as follows:

| | Year ended September 30, | |
	2023	2022
Revenue	$ **13,055,000**	$ 24,577,000
Gross profit	$ **7,733,000**	$ 16,934,000
Net earnings	$ **4,436,000**	$ 13,763,000

In the quarter ended June 30, 2021, the Company received cumulative distributions from the Kukio Resort Land Development Partnerships in excess of our investment balance and in accordance with applicable accounting guidance, the Company suspended its equity method earnings recognition and the Kukio Resort Land Development Partnership investment balance was reduced to zero with the distributions received in excess of our investment balance recorded as equity in income of affiliates because the distributions are not refundable by agreement or by law and the Company is not liable for the obligations of or otherwise committed to provide financial support to the Kukio Resort Land Development Partnerships. The Company will record future equity method earnings only after our share of the Kukio Resort Land Development Partnership's cumulative earnings in excess of distributions during the suspended period exceeds our share of the Kukio Resort Land Development Partnership's income recognized for the excess distributions, and during this suspended period any distributions received will be recorded as equity in income of affiliates. Accordingly, the amount of equity in income of affiliates recognized in the year ended September 30, 2023 was equivalent to the $758,000 of distributions received in that period.

Cumulative distributions received from the Kukio Resort Land Development Partnerships in excess of our investment balance was $708,000 at September 30, 2023 and $958,000 at September 30, 2022.

Sale of Interest in Leasehold Land

Kaupulehu Developments has the right to receive payments from KD I and KD II resulting from the sale of lots and/or residential units within Increment I and Increment II by KD I and KD II (see Note 19).

With respect to Increment I, Kaupulehu Developments is entitled to receive payments from KD I based on 10% of the gross receipts from KD I's sales of single-family residential lots in Increment I. One single-family lot was sold during the year ended September 30, 2023 and two single-family lots, of the 80 lots developed within Increment I, remained to be sold as of September 30, 2023. The developer had consolidated these two remaining lots into one large lot but has since split them back into the original two lots.

Under the terms of the Increment II agreement with KD II, Kaupulehu Developments is entitled to 15% of the distributions of KD II, the cost of which is to be solely borne by KDK out of its 55% ownership interest in KD II, plus a priority payout of 10% of KDK's cumulative net profits derived from Increment II sales subsequent to Phase 2A, up to a maximum of $3,000,000 as to the priority payout. Such interests are limited to distributions or net profits interests and Barnwell does not have any partnership interests in KD II or KDK through its interest in Kaupulehu Developments. The arrangement also gives Barnwell rights to three single-family residential lots in Phase 2A of Increment II, and four single-family residential lots in phases subsequent to Phase 2A when such lots are developed by KD II, all at no cost to Barnwell. Barnwell is committed to commence construction of improvements within 90 days of the transfer of the four lots in the phases subsequent to Phase 2A as a condition of the transfer of such lots. Also, in addition to Barnwell's existing obligations to pay professional fees to certain parties based on percentages of its gross receipts, Kaupulehu Developments is also obligated to pay an amount equal to 0.72% and 0.20% of the cumulative net profits of KD II to KD Development and a pool of various individuals, respectively, all of whom are partners of KKM and are unrelated to Barnwell, in compensation for the agreement of these parties to admit the new development partner for Increment II. Such compensation will be reflected as the obligation becomes probable and the amount of the obligation can be reasonably estimated.

The following table summarizes the Increment I revenues from KD I and the amount of fees directly related to such revenues (see Note 17 "Commitments and Contingencies - Other Matters"):

| | Year ended September 30, | |
	2023	2022
Sale of interest in leasehold land:		
Revenues - sale of interest in leasehold land	$ 265,000	$ 1,295,000
Fees - included in general and administrative expenses	(32,000)	(158,000)
Sale of interest in leasehold land, net of fees paid	$ 233,000	$ 1,137,000

There is no assurance with regards to the amounts of future payments from Increment I or Increment II to be received, or that the remaining acreage within Increment II will be developed. No definitive development plans have been made by KD II, the developer of Increment II, as of the date of this report.

Investment in Leasehold Land Interest – Lot 4C

Kaupulehu Developments holds an interest in an area of approximately 1,000 acres of vacant leasehold land zoned conservation located adjacent to Lot 4A, which currently has no development potential without both a development agreement with the lessor and zoning reclassification. The lease terminates in December 2025.

4.   CONSOLIDATED VARIABLE INTEREST ENTITY

In February 2021, Barnwell Industries, Inc. established a new wholly-owned subsidiary named BOK Drilling, LLC ("BOK") for the purpose of indirectly investing in oil and natural gas exploration and development in Oklahoma. BOK and Gros Ventre Partners, LLC ("Gros Ventre") entered into the Limited Liability Agreement (the "Teton Operating Agreement") of Teton Barnwell Fund I, LLC ("Teton Barnwell"), an entity formed for the purpose of directly entering into such oil and natural gas investments. Under the terms of the Teton Operating Agreement, the profits of Teton Barnwell are split between BOK and Gros Ventre at 98% and 2%, respectively, and as the manager of Teton Barnwell, Gros Ventre is paid an annual asset management fee equal to 1% of the cumulative capital contributions made to Teton Barnwell as compensation for its management services. BOK is responsible for 100% of the capital contributions made to Teton Barnwell.

The Company has determined that Teton Barnwell is a variable interest entity ("VIE") as the entity is structured with non-substantive voting rights and that the Company is the primary beneficiary. This is due to the fact that even though Teton Barnwell has a unanimous consent voting structure, BOK is responsible for 100% of the capital contributions required to fund Teton Barnwell's future oil exploration and development investments pursuant to the Teton Operating Agreement and thus, BOK has the power to steer the decisions that most significantly impact Teton Barnwell's economic performance and has the obligation to absorb any potential losses that could be significant to Teton Barnwell. As BOK is the primary beneficiary of the VIE, Teton Barnwell's operating results, assets and liabilities are consolidated by the Company.

The following table summarizes the carrying value of the assets and liabilities of Teton Barnwell that are consolidated by the Company. Intercompany balances are eliminated in consolidation and thus, are not reflected in the table below.

	September 30, 2023	September 30, 2022
ASSETS		
Cash and cash equivalents	$ 83,000	$ 623,000
Accounts and other receivables	175,000	606,000
Oil and natural gas properties, full cost method of accounting:		
Proved properties, net	544,000	655,000
Total assets	$ 802,000	$ 1,884,000
LIABILITIES		
Accounts payable	$ 10,000	$ 15,000
Accrued operating and other expenses	15,000	26,000
Total liabilities	$ 25,000	$ 41,000

5.   ASSET HELD FOR SALE

In September 2022, the Company entered into a purchase and sale agreement with an independent third party for the sale of a contract drilling segment drilling rig and received a payment of $551,000, net of related costs. At September 30, 2022, the legal title for the drilling rig had not yet transferred to the buyer and therefore, the Company did not record a sale during the year ended September 30, 2022. The proceeds received from the buyer was recognized as a deposit and recorded in "Other Current Liabilities" on the Company's Consolidated Balance Sheet at September 30, 2022. No amount was recorded as assets held for sale at September 30, 2022 as the drilling rig was fully depreciated and therefore had a net book value of zero. In October 2022, the legal title for the drilling rig was transferred to the buyer and as a result, the Company recognized a $551,000 gain on the sale of the drilling rig during the year ended September 30, 2023.

6. OIL AND NATURAL GAS PROPERTIES

Fiscal 2023 Investments and Acquisitions

In December 2022, Barnwell Texas, LLC ("Barnwell Texas"), a new wholly-owned subsidiary of the Company, entered into a purchase and sale agreement with an independent third party whereby Barnwell Texas acquired a 22.3% non-operated working interest in oil and natural gas leasehold acreage in the Permian Basin in Texas for cash consideration of $806,000. In connection with the purchase of such leasehold interests, Barnwell Texas acquired a 15.4% non-operated working interest in two oil wells in the Wolfcamp Formation in Loving and Ward Counties, Texas and has paid $4,293,000 for its share of the costs to drill, complete and equip the wells during the year ended September 30, 2023. The two Texas wells began producing in late April 2023. Additionally, in connection with the entry into this agreement, the Company was obligated to pay a broker's fee of 5.0% of the capital invested under this arrangement, which expired in November 2023, to Four Pines Exploration LLC - Exploration - Series 1 ("Four Pines"). Four Pines is controlled by Mr. Colin O'Farrell who is an affiliate of Teton Barnwell (see Note 19 for additional details). As of September 30, 2023, the Company has paid $255,000 in broker fees to Four Pines related to this arrangement.

Fiscal 2022 Acquisitions and Dispositions

In the quarter ended December 31, 2021, Barnwell acquired working interests in oil and natural gas properties located in the Twining area of Alberta, Canada, for cash consideration of $317,000.

In the quarter ended March 31, 2022, Barnwell acquired additional working interests in oil and natural gas properties located in the Twining area of Alberta, Canada for consideration of $1,246,000. The purchase price per the agreement was adjusted for customary purchase price adjustments to reflect the economic activity from the effective date to the closing date. Barnwell also assumed $1,500,000 in asset retirement obligations associated with the acquisition.

There were no significant oil and natural gas property dispositions during the year ended September 30, 2022. The $503,000 of proceeds from sale of oil and natural gas properties included in the Consolidated Statement of Cash Flows for the year ended September 30, 2022 primarily represents the refund of income taxes previously withheld from what otherwise would have been proceeds on fiscal 2021's oil and natural gas property sales.

7. PROPERTY AND EQUIPMENT AND ASSET RETIREMENT OBLIGATION

Barnwell's property and equipment is detailed as follows:

	Estimated Useful Lives	Gross Property and Equipment	Accumulated Depletion, Depreciation, Amortization, and Impairment	Net Property and Equipment
At September 30, 2023:				
Proved oil and natural gas properties (full cost method)		$ 80,851,000	$ (59,549,000)	$ 21,302,000
Drilling rigs and equipment	3 – 10 years	6,618,000	(6,127,000)	491,000
Other property and equipment	3 – 10 years	605,000	(587,000)	18,000
Total		**$ 88,074,000**	**$ (66,263,000)**	**$ 21,811,000**

	Estimated Useful Lives	Gross Property and Equipment	Accumulated Depletion, Depreciation, Amortization, and Impairment	Net Property and Equipment
At September 30, 2022:				
Proved oil and natural gas properties (full cost method)		$ 67,883,000	$ (54,651,000)	$ 13,232,000
Drilling rigs and equipment	3 – 10 years	6,304,000	(5,943,000)	361,000
Other property and equipment	3 – 10 years	619,000	(611,000)	8,000
Total		$ 74,806,000	$ (61,205,000)	$ 13,601,000

See Note 6 for discussion of acquisitions and divestitures of oil and natural gas properties in fiscal 2023 and 2022.

Asset Retirement Obligation

Barnwell recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The following is a reconciliation of the asset retirement obligation:

	Year ended September 30,	
	2023	2022
Asset retirement obligation as of beginning of year	**$ 8,456,000**	$ 7,053,000
Obligations incurred on new wells drilled or acquired	**21,000**	1,682,000
Liabilities associated with properties sold	**—**	(483,000)
Revision of estimated obligation	**1,462,000**	1,021,000
Accretion expense	**808,000**	767,000
Payments	**(1,005,000)**	(942,000)
Foreign currency translation adjustment	**91,000**	(642,000)
Asset retirement obligation as of end of year	**9,833,000**	8,456,000
Less current portion	**(1,536,000)**	(1,327,000)
Asset retirement obligation, long-term	**$ 8,297,000**	$ 7,129,000

Asset retirement obligations were reduced by nil and $483,000 in fiscal 2023 and 2022, respectively, for those obligations that were assumed by purchasers of Barnwell's oil and natural gas properties. Asset retirement obligations increased by $1,462,000 and $1,021,000 in fiscal 2023 and 2022, respectively, primarily due to upward revisions from acceleration in the estimated timing of future abandonments as a result of changes in the estimated economic lives and costs of certain wells due to updated information received and changes in management's discretionary timing of abandonment projects due to an increase in estimated funds available. Asset retirement obligations also increased by $21,000 and $1,682,000 in fiscal 2023 and 2022, respectively, due primarily to our wells drilled and acquisitions (see Note 6 for additional details on acquisitions). The asset retirement obligation reflects the estimated present value of the amount of dismantlement, removal, site reclamation, and similar activities associated with Barnwell's oil and natural gas properties. Barnwell estimates the ultimate productive life of the properties, a credit-adjusted risk-free rate, and an inflation factor in order to determine the current present value of this obligation. The credit-adjusted risk-free rate for the entire asset retirement obligation is a blended rate which ranges from 6% to 13.5%.

In September 2019, the AER issued an abandonment/closure order for all wells and facilities in the Manyberries area which had been largely operated by LGX, an operating company that went into receivership in 2016. The estimated asset retirement obligation for the Company's interest in the wells and facilities in the Manyberries area is included in "Asset retirement obligation" in the Consolidated Balance Sheets.

After the abandonment/closure order was issued for Manyberries, the OWA created a WIP program for specific areas where there are a significant number of orphaned wells to abandon. The OWA has the ability and expertise to abandon wells using its internal resources and network of service providers resulting in efficiencies that companies such as Barnwell would not be able to obtain on its own. Under the WIP program, the Company would be required to provide payment for only Barnwell's working interest share, however, all WIP's would have to participate in the program for the OWA to begin its work. In March 2021, the Company was notified by the OWA that Barnwell's Manyberries wells were confirmed to be in the WIP program.

Under the agreement with the OWA, the Company is required to pay the abandonment and reclamation costs in advance through a cash deposit. The total cash deposit amount was calculated to be approximately $1,525,000 and the Company paid $888,000 of the total deposit in July and August 2021 and may need to pay the remaining balance of $637,000 by August 2024. The Company revised its Manyberries ARO liability based on the OWA's revised abandonment and reclamation estimates. Based on a review of the details of the cash deposit calculation provided by the OWA, which includes amounts added for possible contingencies, the Company believes the required cash deposit amount by the OWA is higher than the actual costs of the asset retirement obligation for the Manyberries wells and that any excess of the deposit over actual asset retirement costs for the first phase of the work would be credited toward the second phase of the work. A remaining excess deposit, if any, would ultimately be refunded to the Company upon completion of all of the work. As of September 30, 2023, the Company recognized a cumulative reduction in the deposit balance of $300,000 for work performed under this program.

8.   RETIREMENT PLANS

Barnwell sponsors a noncontributory defined benefit pension plan ("Pension Plan") covering substantially all of its U.S. employees, with benefits based on years of service and the employee's highest consecutive 5 years average earnings. Barnwell's funding policy is intended to provide for both benefits attributed to service to date and for those expected to be earned in the future. In addition, Barnwell sponsors a Supplemental Executive Retirement Plan ("SERP"), a noncontributory supplemental retirement benefit plan which covers certain current and former employees of Barnwell for amounts exceeding the limits allowed under the Pension Plan. Effective December 31, 2019, the accrual of benefits for all participants in the Pension Plan and SERP was frozen and the plans were closed to new participants from that point forward.

The following tables detail the changes in benefit obligations, fair values of plan assets and reconciliations of the funded status of the retirement plans:

| | Pension Plan | | SERP | |
| | September 30, | | | |
	2023	2022	**2023**	2022
Change in Projected Benefit Obligation:				
Benefit obligation at beginning of year	$ **7,931,000**	$ 10,365,000	$ **1,715,000**	$ 2,136,000
Interest cost	**406,000**	290,000	**88,000**	60,000
Actuarial gain	**(394,000)**	(2,418,000)	**(66,000)**	(478,000)
Benefits paid	**(432,000)**	(306,000)	**(3,000)**	(3,000)
Benefit obligation at end of year	**7,511,000**	7,931,000	**1,734,000**	1,715,000
Change in Plan Assets:				
Fair value of plan assets at beginning of year	**11,316,000**	12,594,000	—	—
Actual return on plan assets	**1,098,000**	(972,000)	—	—
Benefits paid	**(432,000)**	(306,000)	—	—
Fair value of plan assets at end of year	**11,982,000**	11,316,000	—	—
Funded status	$ **4,471,000**	$ 3,385,000	$ **(1,734,000)**	$ (1,715,000)

	Pension Plan		SERP	
	September 30,			
	2023	2022	**2023**	2022
Amounts recognized in the Consolidated Balance Sheets:				
Noncurrent assets	$ **4,471,000**	$ 3,385,000	$ **—**	$ —
Current liabilities	**—**	—	**(70,000)**	(66,000)
Noncurrent liabilities	**—**	—	**(1,664,000)**	(1,649,000)
Net amount	$ **4,471,000**	$ 3,385,000	$ **(1,734,000)**	$ (1,715,000)
Amounts recognized in accumulated other comprehensive income before income taxes:				
Net actuarial gain	$ **(1,178,000)**	$ (353,000)	$ **(330,000)**	$ (343,000)
Accumulated other comprehensive income	$ **(1,178,000)**	$ (353,000)	$ **(330,000)**	$ (343,000)

The accumulated benefit obligation for the Pension Plan was $7,511,000 and $7,931,000 at September 30, 2023 and 2022, respectively. The accumulated benefit obligation for the SERP was $1,734,000 and $1,715,000 at September 30, 2023 and 2022, respectively. The accumulated benefit obligations are the same as the projected benefit obligations due to the Pension Plan and SERP being frozen as of December 31, 2019.

Currently, no contributions are planned to be made to the Pension Plan during fiscal 2024. The SERP plan is unfunded and Barnwell funds benefits when payments are made. Expected payments under the SERP for fiscal 2024 is not material. Fluctuations in actual market returns as well as changes in general interest rates will result in changes in the market value of plan assets and may result in increased or decreased retirement benefits costs and contributions in future periods.

The Pension Plan actuarial gains in fiscal 2023 were primarily due to an increase in the discount rate and actual investment returns that were greater than the assumed rate of return. The SERP actuarial gains in fiscal 2023 were primarily due to an increase in the discount rate.

The Pension Plan actuarial gains in fiscal 2022 were primarily due to an increase in the discount rate, partially offset by an actuarial loss resulting from actual investment returns that were less than the assumed rate of return. The SERP actuarial gains in fiscal 2022 were primarily due to an increase in the discount rate.

The following table presents the weighted-average assumptions used to determine benefit obligations and net benefit (income) costs:

	Pension Plan		SERP	
	Year ended September 30,			
	2023	2022	**2023**	2022
Assumptions used to determine fiscal year-end benefit obligations:				
Discount rate	**5.62%**	5.25%	**5.62%**	5.25%
Rate of compensation increase	**N/A**	N/A	**N/A**	N/A
Assumptions used to determine net benefit costs (years ended):				
Discount rate	**5.25%**	2.84%	**5.25%**	2.84%
Expected return on plan assets	**6.00%**	5.00%	**N/A**	N/A
Rate of compensation increase	**N/A**	N/A	**N/A**	N/A

We select a discount rate by reference to yields available on the ICE Bank of America Merrill Lynch AA-AAA 15+ Index at our consolidated balance sheet date. The expected return on plan assets is based on an actuarial model which takes into consideration our investment mix and market conditions.

The components of net periodic benefit (income) cost are as follows:

	Pension Plan		SERP	
	Year ended September 30,			
	2023	2022	**2023**	2022
Net periodic benefit (income) cost for the year:				
Interest cost	$ **406,000**	$ 290,000	$ **88,000**	$ 60,000
Expected return on plan assets	**(667,000)**	(622,000)	**—**	—
Amortization of net actuarial gain	**—**	—	**(79,000)**	—
Net periodic benefit (income) cost	$ **(261,000)**	$ (332,000)	$ **9,000**	$ 60,000

The benefits expected to be paid under the retirement plans as of September 30, 2023 are as follows:

	Pension Plan	SERP
Expected Benefit Payments:		
Fiscal year ending September 30, 2024	$ 402,000	$ 70,000
Fiscal year ending September 30, 2025	$ 552,000	$ 140,000
Fiscal year ending September 30, 2026	$ 545,000	$ 138,000
Fiscal year ending September 30, 2027	$ 537,000	$ 137,000
Fiscal year ending September 30, 2028	$ 574,000	$ 142,000
Fiscal years ending September 30, 2029 through 2033	$ 2,990,000	$ 712,000

Plan Assets

Management communicates periodically with its professional investment advisors to establish investment policies, direct investments and select investment options. The overall investment objective of the Pension Plan is to attain a diversified combination of investments that provides long-term growth in the assets of the plan to fund future benefit obligations while managing risk in order to meet current benefit obligations. Generally, interest and dividends received provide cash flows to fund current benefit obligations. Longer-term obligations are generally estimated to be provided for by growth in equity securities. The Company's investment policy permits investments in a diversified mix of U.S. and international equities, fixed income securities and cash equivalents.

Barnwell's investments in fixed income securities include corporate bonds, U.S. treasury and government securities, preferred securities, and fixed income exchange-traded funds. The Company's investments in equity securities primarily include domestic and international large-cap companies, as well as, domestic and international equity securities exchange-traded funds.

The Company's year-end target allocation, by asset category, and the actual asset allocations were as follows:

| Asset Category | Target Allocation | September 30, | |
		2023	2022
Cash and other	0% - 25%	2%	14%
Fixed income securities	15% - 40%	32%	34%
Equity securities	45% - 75%	66%	52%

Actual investment allocations may vary from our target allocations from time to time due to prevailing market conditions. We periodically review our actual investment allocations and rebalance our investments to our target allocations as dictated by current and anticipated market conditions and required cash flows.

We categorize plan assets into three levels based upon the assumptions used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment in determining the fair value. Equity securities and exchange-traded funds are valued by obtaining quoted prices on recognized and highly liquid exchanges. Fixed income securities are valued based upon the closing price reported in the active market in which the security is traded. All of our plan assets are categorized as Level 1 assets, and as such, the actual market value is used to determine the fair value of assets.

The following tables set forth by level, within the fair value hierarchy, pension plan assets at their fair value:

September 30, 2023		Carrying Amount		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Fair Value Measurements Using:								
Financial Assets:								
Cash	$	263,000	$	263,000	$	—	$	—
U.S. treasury and government securities		709,000		709,000		—		—
Fixed income exchange-traded funds		3,102,000		3,102,000		—		—
Preferred securities		47,000		47,000		—		—
Equities		7,861,000		7,861,000		—		—
Total	$	11,982,000	$	11,982,000	$	—	$	—

September 30, 2022		Carrying Amount		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Fair Value Measurements Using:								
Financial Assets:								
Cash	$	1,539,000	$	1,539,000	$	—	$	—
Corporate bonds		1,000		1,000		—		—
U.S. treasury and government securities		561,000		561,000		—		—
Fixed income exchange-traded funds		3,223,000		3,223,000		—		—
Preferred securities		67,000		67,000		—		—
Equity securities exchange-traded funds		408,000		408,000		—		—
Equities		5,517,000		5,517,000		—		—
Total	$	11,316,000	$	11,316,000	$	—	$	—

9.   INCOME TAXES

The components of (loss) earnings before income taxes, after adjusting the (loss) earnings for non-controlling interests, are as follows:

	Year ended September 30,	
	2023	2022
United States	$ (2,414,000)	$ 739,000
Canada	1,400,000	5,121,000
	$ (1,014,000)	$ 5,860,000

The components of the income tax (benefit) provision related to the above (loss) earnings are as follows:

| | Year ended September 30, | |
	2023	2022
Current provision:		
United States – Federal		
Before operating loss carryforwards	$ —	$ 727,000
Benefit of operating loss carryforwards	—	(665,000)
After operating loss carryforwards	—	62,000
United States – State		
Before operating loss carryforwards	**47,000**	518,000
Benefit of operating loss carryforwards	—	(62,000)
After operating loss carryforwards	**47,000**	456,000
Canadian		
Before operating loss carryforwards	**274,000**	510,000
Benefit of operating loss carryforwards	**(244,000)**	(510,000)
After operating loss carryforwards	**30,000**	—
Total current	**77,000**	518,000
Deferred benefit:		
United States – State	**(130,000)**	(171,000)
Total deferred	**(130,000)**	(171,000)
	$ **(53,000)**	$ 347,000

Consolidated taxes do not bear a customary relationship to pretax results due primarily to the fact that the Company is taxed separately in Canada based on Canadian source operations and in the U.S. based on consolidated operations, and essentially all deferred tax assets, net of relevant offsetting deferred tax liabilities, are not estimated to have a future benefit as tax credits or deductions. The Company operates two subsidiaries in Canada, one of which is a U.S. corporation operating as a branch in Canada that is treated as a non-resident for Canadian tax purposes and thus has operating results that cannot be offset against or combined with the other Canadian subsidiary that files as a resident for Canadian tax purposes. Income from our non-controlling interest in the Kukio Resort Land Development Partnerships is treated as non-unitary for state of Hawaii unitary filing purposes, thus unitary Hawaii losses provide limited sheltering of such non-unitary income. Income from our investment in the Oklahoma oil venture is 100% allocable to Oklahoma. As such, Barnwell receives no benefit from consolidated or unitary losses and, therefore, is subject to Oklahoma state taxes. Consolidated taxes also include the impacts of favorable state jurisdiction provision to tax return true-ups. Our operations in Texas are subject to a franchise tax assessed by the state of Texas, however no significant amounts have been incurred to date.

In addition, Canadian jurisdiction net operating loss carryforwards, the benefit of which had not previously been recognized due to the Company's continuing full valuation allowance, were partially utilized in that jurisdiction in the current year. The net operating loss carryforwards beyond the current year's utilization continue to have a full valuation allowance as realization of their benefit is not more likely than not.

Included in the current income tax provision for the year ended September 30, 2022 is a $62,000 expense for income tax penalties and interest thereon for the non-filing of IRS Form 8858 in each of our U.S. federal income tax returns for fiscal years 2019, 2020 and 2021. The Company prepared amended U.S. federal tax returns for each of these years to include Form 8858 and a statement of reasonable cause. The amended returns were filed in September and October 2023 and the Company requested abatement of any potential penalties and interest which could subsequently be assessed. The Company is awaiting a response from the IRS and the probability of success of the abatement request remains uncertain. No additional expenses related to the potential penalties and interest were included in the current income tax provision for the year ended September 30, 2023.

A reconciliation between the reported income tax (benefit) expense and the amount computed by multiplying the (loss) earnings attributable to Barnwell before income taxes by the U.S. federal tax rate of 21% is as follows:

	Year ended September 30,	
	2023	2022
Tax (benefit) provision computed by applying statutory rate	**$ (213,000)**	$ 1,231,000
Increase (decrease) in the valuation allowance	**182,000**	(1,450,000)
Additional effect of the foreign tax provision on the total tax provision	**(4,000)**	130,000
U.S. state income tax (benefit) provision, net of federal effect	**(9,000)**	330,000
U.S. state provision to tax return adjustments	**(106,000)**	(45,000)
Uncertain tax positions	**—**	62,000
Other	**97,000**	89,000
	$ (53,000)	$ 347,000

The U.S. state provision to tax return adjustments in the table above was treated as a separate item in fiscal 2023 due to the significance of its impact on the fiscal 2023 reconciliation, and the corresponding fiscal 2022 amount was reclassified to conform to the current year presentation. The reclassification had no impact on previously reported net earnings, cash flows, total assets, or stockholders' equity. Additionally, the changes in the valuation allowance shown in the table above exclude the impact of changes in the valuation allowance of items that are incorporated within the respective reconciliation line items elsewhere in the table.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	September 30,	
	2023	2022
Deferred income tax assets:		
Foreign tax credit carryover under U.S. tax law	$ **928,000**	$ 953,000
U.S. federal net operating loss carryover	**9,406,000**	8,258,000
U.S. state unitary net operating loss carryovers	**1,177,000**	1,117,000
Canadian net operating loss carryovers	**1,025,000**	877,000
Tax basis of investment in land in excess of book basis under U.S. tax law	**25,000**	26,000
Property and equipment accumulated book depreciation and depletion in excess of tax under U.S. tax law	**275,000**	568,000
Asset retirement obligation accrued for books but not for tax under U.S. tax law	**1,084,000**	959,000
Asset retirement obligation accrued for books but not for tax under Canadian tax law	**2,461,000**	2,120,000
Other liabilities accrued for books but not for tax under U.S. tax law	**612,000**	634,000
Foreign currency loss under U.S. tax law	**68,000**	102,000
Foreign currency loss under Canadian tax law	**81,000**	124,000
Other	**116,000**	278,000
Total gross deferred income tax assets	**17,258,000**	16,016,000
Less valuation allowance	**(12,439,000)**	(12,608,000)
Net deferred income tax assets	**4,819,000**	3,408,000
Deferred income tax liabilities:		
Property and equipment accumulated tax depreciation and depletion in excess of book under Canadian tax law	**(926,000)**	(280,000)
Book basis of investment in land development partnerships in excess of tax basis under U.S. tax law	**(133,000)**	(545,000)
Book basis of investment in land development partnerships in excess of tax basis under U.S. state non-unitary tax law	**(40,000)**	(166,000)
U.S. oil and gas property and equipment accumulated tax depreciation and depletion in excess of book under U.S. tax law	**(906,000)**	(121,000)
U.S. oil and gas property and equipment accumulated tax depreciation and depletion in excess of book under U.S. state tax law	**(19,000)**	(23,000)
U.S. tax law impact of foreign branch deferred tax asset under Canadian tax law	**(1,655,000)**	(1,465,000)
Retirement plan asset accrued for books but not for tax under U.S. tax law	**(939,000)**	(711,000)
Other	**(259,000)**	(285,000)
Total deferred income tax liabilities	**(4,877,000)**	(3,596,000)
Net deferred income tax liability	$ **(58,000)**	$ (188,000)
Reported as:		
Deferred income tax assets	—	—
Deferred income tax liabilities	**(58,000)**	(188,000)
Net deferred income tax liability	$ **(58,000)**	$ (188,000)

The asset retirement obligation accrued for books but not for tax under U.S. tax law and the retirement plan asset accrued for books but not for tax under U.S. tax law amounts in the table above were treated as separate items in fiscal 2023 to provide additional specificity as to the nature of the items, and the corresponding fiscal 2022 amounts were reclassified to conform to the current year presentation. The reclassifications had no impact on the previously reported valuation allowance or previously reported net earnings, cash flows, total assets, or stockholders' equity.

The total valuation allowance decreased $169,000 for the year ended September 30, 2023. The decrease was due to current fiscal year operational activity that resulted in changes in deferred tax asset and liability balances, and there were no changes in judgment about the realizability of related deferred tax assets in future years. Of the total net decrease in the valuation allowance for fiscal 2023, $4,000 was recognized as an income tax benefit and $165,000 was credited to accumulated other comprehensive income.

Net deferred tax assets at September 30, 2023 of $4,819,000 consists of the portion of deferred tax assets that are estimated to be partially realized through corresponding concurrent reversals of deferred tax liabilities related to the Kukio Resort Land Development Partnerships' excess of book income over taxable income, the book basis of property and equipment in excess of tax basis, foreign branch deferred taxes, retirement plan assets accrued for books but not for tax under U.S. tax law, and certain other minor deferred tax liabilities.

At September 30, 2023, Barnwell had U.S. federal foreign tax credit carryovers, U.S. federal net operating loss carryovers, U.S. state net operating loss carryovers and Canadian net operating loss carryovers totaling $928,000, $44,790,000, $18,387,000 and $3,816,000, respectively. All four items were fully offset by valuation allowances at September 30, 2023. The U.S. federal net operating loss carryovers generated through September 30, 2018 expire in fiscal years 2032-2038, the U.S. state unitary net operating loss carryovers generated through September 30, 2017 expire in fiscal years 2033-2037, the Canadian net operating loss carryovers expire in fiscal years 2039-2043, and the foreign tax credit carryovers expire in fiscal years 2024-2025. The U.S. federal net operating loss carryovers generated in fiscal years 2019-2023 and the U.S. state net operating loss carryovers generated in fiscal years 2018-2023 have no expiry, however utilization of the U.S. state and U.S. federal net operating loss carryovers generated in these and future years are limited to 80% of taxable income.

FASB ASC Topic 740, Income Taxes, prescribes a threshold for recognizing the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority.

Barnwell files U.S. federal income tax returns, income tax returns in various U.S. states, and Canadian federal and provincial tax returns. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. We believe that our unrecognized tax benefits are reflected on a more likely than not basis. We evaluate uncertain tax positions based on ongoing facts and circumstances. Any change in judgment related to the expected resolution of uncertain tax positions is recognized in earnings in the period in which such change occurs. Interest and penalties, if any, related to unrecognized tax benefits are recorded as a component of income tax expense. Settlement of any particular position could require the use of cash. Favorable resolution for an amount less than the amount estimated by Barnwell would be recognized as a decrease in the effective income tax rate in the period of resolution, and unfavorable resolution in excess of the amount estimated by Barnwell would be recognized as an increase in the effective income tax rate in the period of resolution.

Below are the changes in unrecognized tax benefits.

	Year ended September 30,	
	2023	2022
Balance at beginning of year	$ 62,000	$ —
Effect of tax positions taken in prior years	—	60,000
Accrued interest related to tax positions taken	—	2,000
Balance at end of year	$ 62,000	$ 62,000

Uncertain tax positions at September 30, 2023 are related to the potential assessment of penalties and interest for the failure to file a certain foreign information form with each of our U.S. federal income tax returns for fiscal years 2019, 2020 and 2021. The Company filed amended U.S. federal income tax returns which included the missing form and statement of reasonable cause for these years in September and October 2023 and requested abatement of any potential penalties and interest which could subsequently be assessed. The Company is awaiting a response from the IRS and the probability of success of the abatement request remains uncertain.

Included below is a summary of the tax years, by jurisdiction, that remain subject to examination by taxing authorities at September 30, 2023:

Jurisdiction	Fiscal Years Open
U.S. federal	2020 – 2022
Various U.S. states	2020 – 2022
Canada federal	2016 – 2022
Various Canadian provinces	2016 – 2022

10. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue

The following tables provide information about disaggregated revenue by revenue streams, reportable segments, geographical region, and timing of revenue recognition for the years ended September 30, 2023 and 2022.

	Year ended September 30, 2023				
	Oil and natural gas	Contract drilling	Land investment	Other	Total
Revenue streams:					
Oil	$ 14,259,000	$ —	$ —	$ —	$14,259,000
Natural gas	3,441,000	—	—	—	3,441,000
Natural gas liquids	1,676,000	—	—	—	1,676,000
Drilling and pump	—	5,427,000	—	—	5,427,000
Contingent residual payments	—	—	265,000	—	265,000
Other	—	—	—	114,000	114,000
Total revenues before interest income	$ 19,376,000	$ 5,427,000	$ 265,000	$ 114,000	$25,182,000
Geographical regions:					
United States	$ 2,746,000	$ 5,427,000	$ 265,000	$ 10,000	$ 8,448,000
Canada	16,630,000	—	—	104,000	16,734,000
Total revenues before interest income	$ 19,376,000	$ 5,427,000	$ 265,000	$ 114,000	$25,182,000
Timing of revenue recognition:					
Goods transferred at a point in time	$ 19,376,000	$ —	$ 265,000	$ 114,000	$19,755,000
Services transferred over time	—	5,427,000	—	—	5,427,000
Total revenues before interest income	$ 19,376,000	$ 5,427,000	$ 265,000	$ 114,000	$25,182,000

	Year ended September 30, 2022				
	Oil and natural gas	Contract drilling	Land investment	Other	Total
Revenue streams:					
Oil	$ 15,747,000	$ —	$ —	$ —	$15,747,000
Natural gas	4,527,000	—	—	—	4,527,000
Natural gas liquids	2,307,000	—	—	—	2,307,000
Drilling and pump	—	4,540,000	—	—	4,540,000
Contingent residual payments	—	—	1,295,000	—	1,295,000
Other	—	—	—	111,000	111,000
Total revenues before interest income	$ 22,581,000	$ 4,540,000	$ 1,295,000	$ 111,000	$28,527,000
Geographical regions:					
United States	$ 3,496,000	$ 4,540,000	$ 1,295,000	$ 9,000	$ 9,340,000
Canada	19,085,000	—	—	102,000	19,187,000
Total revenues before interest income	$ 22,581,000	$ 4,540,000	$ 1,295,000	$ 111,000	$28,527,000
Timing of revenue recognition:					
Goods transferred at a point in time	$ 22,581,000	$ —	$ 1,295,000	$ 111,000	$23,987,000
Services transferred over time	—	4,540,000	—	—	4,540,000
Total revenues before interest income	$ 22,581,000	$ 4,540,000	$ 1,295,000	$ 111,000	$28,527,000

Contract Balances

The following table provides information about accounts receivables, contract assets and contract liabilities from contracts with customers:

	September 30,		
	2023	2022	2021
Accounts receivables from contracts with customers	**$ 2,931,000**	$ 4,038,000	$ 2,797,000
Contract assets	**958,000**	580,000	581,000
Contract liabilities	**377,000**	1,087,000	455,000

Accounts receivables from contracts with customers are included in "Accounts and other receivables, net of allowance for doubtful accounts," in the accompanying Consolidated Balance Sheets and contract assets, which includes costs and estimated earnings in excess of billings and retainage, are included in "Other current assets" in the accompanying Consolidated Balance Sheets. Contract liabilities, which includes billings in excess of costs and estimated earnings are included in "Other current liabilities" in the accompanying Consolidated Balance Sheets.

Retainage, included in contract assets, represents amounts due from customers, but where payments are withheld contractually until certain construction milestones are met. Amounts retained typically range from 5% to 10% of the total invoice, up to contractually-specified maximums. The Company classifies as a current asset those retainages that are expected to be collected in the next twelve months.

Contract assets represent the Company's rights to consideration in exchange for services transferred to a customer that have not been billed as of the reporting date. The Company's rights are generally unconditional at the time its performance obligations are satisfied.

When the Company receives consideration, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a sales contract, the Company records deferred revenue, which represents a contract liability. Such deferred revenue typically results from billings in excess of costs and estimated earnings on uncompleted contracts. As of September 30, 2023 and 2022, the Company had $377,000 and $1,087,000, respectively, included in "Other current liabilities" on the Consolidated Balance Sheets for those performance obligations expected to be completed in the next twelve months.

During the years ended September 30, 2023 and 2022, the amount of revenue recognized that was previously included in contract liabilities as of the beginning of the respective period was $1,015,000 and $394,000, respectively.

Contracts are sometimes modified for a change in scope or other requirements. The Company considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Most of the Company's contract modifications are for goods and services that are not distinct from the existing performance obligations. The effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catchup basis.

Performance Obligations

The Company's remaining performance obligations for drilling and pump installation contracts (hereafter referred to as "backlog") represent the unrecognized revenue value of the Company's contract commitments. The Company's backlog may vary significantly each reporting period based on the timing of major new contract commitments. In addition, our customers have the right, under some infrequent circumstances, to terminate contracts or defer the timing of the Company's services and their payments to us. Nearly all of the Company's contract drilling segment contracts have original expected durations of one year or less. At September 30, 2023, the Company had five contract drilling jobs with original expected durations of greater than one year. For these contracts, 100% of the remaining performance obligation of $3,587,000 is expected to be recognized in the next twelve months.

Contract Fulfillment Costs

Preconstruction costs, which include costs such as set-up and mobilization, are capitalized and allocated across all performance obligations and deferred and amortized over the contract term on a progress towards completion basis. As of September 30, 2023 and 2022, the Company had $504,000 and $689,000, respectively, in unamortized preconstruction costs related to contracts that were not completed. During the years ended September 30, 2023 and 2022, the amortization of preconstruction costs related to contracts was $326,000 and $296,000, respectively. These amounts have been included in "Contract drilling operating" costs and expenses in the accompanying Consolidated Statements of Operations. Additionally, no impairment charges in connection with the Company's preconstruction costs were recorded during the years ended September 30, 2023 and 2022.

Uninstalled Materials

Uninstalled materials, which typically consists of well casing or pumps, are excluded in the costs-to-costs calculation for the duration of the contract as including these costs would result in a distortion of progress towards satisfaction of the performance obligation due to the resulting cumulative catch-up in margin in a single period. An equal amount of cost and revenue is recorded when uninstalled materials are controlled by the customer, which is typically when Barnwell has the right to payment for the materials and when the materials are delivered to the customer's site or location and such materials have been accepted by the customer. As of of September 30, 2023 and 2022, uninstalled materials was $348,000 and $351,000, respectively. Uninstalled materials are held in inventory and included in "Other current assets" on the Company's Consolidated Balance Sheets.

11. SEGMENT AND GEOGRAPHIC INFORMATION

Barnwell operates the following segments: 1) acquiring, developing, producing and selling oil and natural gas in Canada and the U.S. (oil and natural gas); 2) investing in land interests in Hawaii (land investment); and 3) drilling wells and installing and repairing water pumping systems in Hawaii (contract drilling).

The following table presents certain financial information related to Barnwell's reporting segments. All revenues reported are from external customers with no intersegment sales or transfers.

	Year ended September 30,	
	2023	2022
Revenues:		
Oil and natural gas	**$ 19,376,000**	$ 22,581,000
Contract drilling	**5,427,000**	4,540,000
Land investment	**265,000**	1,295,000
Other	**114,000**	111,000
Total before interest income	**25,182,000**	28,527,000
Interest income	**87,000**	18,000
Total revenues	**$ 25,269,000**	$ 28,545,000
Depletion, depreciation, and amortization:		
Oil and natural gas	**$ 4,269,000**	$ 2,606,000
Contract drilling	**186,000**	171,000
Other	**2,000**	1,000
Total depletion, depreciation, and amortization	**$ 4,457,000**	$ 2,778,000
Impairment:		
Land investment	**$ —**	$ 89,000
Total impairment	**$ —**	$ 89,000
Operating profit (loss) (before general and administrative expenses):		
Oil and natural gas	**$ 4,673,000**	$ 10,536,000
Contract drilling	**(428,000)**	(222,000)
Land investment	**265,000**	1,206,000
Other	**112,000**	110,000
Gain on sale of assets	**551,000**	—
Total operating profit	**5,173,000**	11,630,000
Equity in income of affiliates:		
Land investment	**758,000**	3,400,000
General and administrative expenses	**(6,956,000)**	(8,044,000)
Foreign currency gain (loss)	**76,000**	(484,000)
Interest expense	**(2,000)**	(1,000)
Interest income	**87,000**	18,000
(Loss) earnings before income taxes	**$ (864,000)**	$ 6,519,000

Capital Expenditures:

	Year ended September 30,	
	2023	2022
Oil and natural gas	**$ 12,212,000**	$ 13,755,000
Contract drilling	**314,000**	45,000
Other	**14,000**	5,000
Total	**$ 12,540,000**	$ 13,805,000

Oil and natural gas capital expenditures include acquisitions as well as changes to capitalized asset retirement obligations, including revisions of asset retirement obligations (see Note 7 for additional details).

Assets By Segment:

	September 30,	
	2023	2022
Oil and natural gas:		
Canada	**$ 18,855,000**	$ 16,216,000
United States	**5,917,000**	1,261,000
Contract drilling (1)	**3,100,000**	3,260,000
Other:		
Cash and cash equivalents	**2,830,000**	12,804,000
Asset for retirement benefits	**4,471,000**	3,385,000
Corporate and other	**248,000**	289,000
Total	**$ 35,421,000**	$ 37,215,000

_____

(1) Located in Hawaii.

Long-Lived Assets By Geographic Area:

	September 30,	
	2023	2022
United States	**$ 10,373,000**	$ 4,540,000
Canada	**15,963,000**	12,578,000
Total	**$ 26,336,000**	$ 17,118,000

Revenue By Geographic Area:

	Year ended September 30,	
	2023	2022
United States	**$ 8,448,000**	$ 9,340,000
Canada	**16,734,000**	19,187,000
Total (excluding interest income)	**$ 25,182,000**	$ 28,527,000

12. ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of accumulated other comprehensive income, net of taxes, are as follows:

| | Year ended September 30, | |
	2023	2022
Foreign currency translation:		
Beginning accumulated foreign currency translation	$ 222,000	$ 262,000
Change in cumulative translation adjustment before reclassifications	(2,000)	(40,000)
Income taxes	—	—
Net current period other comprehensive loss	(2,000)	(40,000)
Ending accumulated foreign currency translation	220,000	222,000
Retirement plans:		
Beginning accumulated retirement plans benefit cost	1,072,000	(230,000)
Amortization of net actuarial gain	(79,000)	—
Net actuarial gain arising during the period	891,000	1,302,000
Income taxes	—	—
Net current period other comprehensive income	812,000	1,302,000
Ending accumulated retirement plans benefit income	1,884,000	1,072,000
Accumulated other comprehensive income, net of taxes	$ 2,104,000	$ 1,294,000

The amortization of net actuarial gain for the retirement plans are included in the computation of net periodic benefit (income) cost which is a component of "General and administrative" expenses on the accompanying Consolidated Statements of Operations (see Note 8 for additional details).

13. FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts and other receivables, accounts payable and accrued current liabilities approximate their fair values due to the short-term nature of the instruments.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The estimated fair values of oil and natural gas properties and the asset retirement obligation incurred in the drilling of oil and natural gas wells or assumed in the acquisitions of additional oil and natural gas working interests are based on an estimated discounted cash flow model and market assumptions. The significant Level 3 assumptions used in the calculation of estimated discounted cash flows included future commodity prices, projections of estimated quantities of oil and natural gas reserves, expectations for timing and amount of future development, operating and asset retirement costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates. See Note 6 for additional information regarding oil and natural gas property acquisitions.

Barnwell estimates the fair value of asset retirement obligations based on the projected discounted future cash outflows required to settle abandonment and restoration liabilities. Such an estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, what constitutes adequate restoration, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental and political environments. Abandonment and restoration cost estimates are determined in conjunction with Barnwell's reserve engineers based on historical information regarding costs incurred to abandon and restore similar well sites, information regarding current market conditions and costs, and knowledge of subject well sites and properties. Asset retirement obligation fair value measurements in the current period were Level 3 fair value measurements. As further described in Note 7, the Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Asset retirement obligations are not measured at fair value subsequent to initial recognition.

14. DEBT

Canada Emergency Business Account Loan

In the quarter ended December 31, 2020, the Company's Canadian subsidiary, Barnwell of Canada, received an interest-free loan of CAD$40,000 (in Canadian dollars) under the Canada Emergency Business Account ("CEBA") loan program for small businesses. In the quarter ended March 31, 2021, the Company applied for an increase to our CEBA loan and received an additional CAD$20,000 for a total loan amount received of CAD$60,000 ($45,000) under the program. The CEBA loan was interest-free with no principal payments required until December 31, 2023 and if the Company repaid 66.7% of the principal amount prior to December 31, 2023, 33.3% of the loan would be forgiven.

In September 2023, the Company repaid the loan balance of CAD$40,000 and the remaining loan balance of CAD$20,000 was forgiven per the terms of the CEBA loan agreement. Accordingly, as a result of the loan forgiveness, the Company recognized a gain on debt extinguishment of $15,000 during the year ended September 30, 2023, which was included in the "Gas processing and other" line item in the accompanying Consolidated Statements of Operations.

15. LEASES

The Company's right-of-use ("ROU") assets and lease liabilities at September 30, 2023, primarily relate to non-cancelable operating leases for our Hawaii corporate and Canadian office spaces and our leasehold land interest for Lot 4C held by Kaupulehu Developments. Management determines if a contract is or contains a lease at inception of the contract or modification of the contract. A contract is or contains a lease if the contract conveys the right to control the use of the asset for a period in exchange for consideration.

Operating lease ROU assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. The Company's leases do not provide a readily determinable implicit rate; therefore, management uses the Company's incremental borrowing rate to discount lease payments based on information available at lease commencement. Our lease terms may include options to extend or terminate the lease when it is reasonably certain we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease terms. The Company has lease agreements with lease and non-lease components and the non-lease components are excluded in the calculation of the ROU asset and lease liability and expensed as incurred. None of the Company's lease agreements contain material residual value guarantees or material restrictions or covenants.

A ROU asset and corresponding lease liability is not recorded for leases with an initial term of 12 months or less (short-term leases) as the Company recognizes lease expense for these leases as incurred over the lease term.

In fiscal 2022, the Company determined that the right-of-use asset related to the operating lease for the Lot 4C leasehold land zoned conservation held by Kaupulehu Developments was fully impaired as of September 30, 2022. As a result, the Company recognized an $89,000 right-of-use asset impairment expense in the year ended September 30, 2022.

Leases recorded on the balance sheet consist of the following:

	September 30,		
	2023		2022
Assets:			
Operating lease right-of-use assets	$ **54,000**	$	132,000
Total right-of-use assets	$ **54,000**	$	132,000
Liabilities:			
Current portion of operating lease liabilities (1)	$ **71,000**	$	105,000
Operating lease liabilities	**47,000**		117,000
Total lease liabilities	$ **118,000**	$	222,000

_____

(1) Amount included in "Other Current Liabilities" in the Consolidated Balance Sheets.

The components of lease expense are as follows:

	Year ended September 30,		
	2023		2022
Operating lease cost	$ **88,000**	$	108,000
Short-term lease cost	**347,000**		327,000
Variable lease cost	**136,000**		154,000
Total lease cost	$ **571,000**	$	589,000

Supplemental information related to leases is as follows:

	September 30,		
	2023		2022
Cash paid related to operating lease liabilities	$ **114,000**	$	108,000
Operating leases:			
Weighted-average remaining lease term (in years)	**1.7**		2.4
Weighted-average discount rate	**5.53%**		5.30%

The remaining lease payments for our operating leases as of September 30, 2023, are as follows:

Fiscal year ending:		
2024	$	75,000
2025		41,000
2026		8,000
2027		—
2028		—
Thereafter		—
Total lease payments		124,000
Less: amounts representing interest		(6,000)
Present value of lease liabilities	$	118,000

The lease payments for the Lot 4C leasehold land zoned conservation were subject to renegotiation as of January 1, 2006. Per the lease agreement, the lease payments will remain unchanged pending an appraisal, whereupon the lease rent could be adjusted to fair market value. Barnwell does not know the amount of the new lease payments which could be effective upon performance of the appraisal; they may remain unchanged or increase, and Barnwell currently expects the adjustment, if any, to not be material. The future lease payment disclosures above assume the minimum lease payments for leasehold land in effect at December 31, 2005 remain unchanged through December 2025, the end of the lease term.

16.   STOCKHOLDERS' EQUITY

Share-based Payment Arrangements

2018 Equity Incentive Plan

The stockholder-approved 2018 Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors and provides for the issuance of incentive stock options, nonstatutory stock options, stock options with stock appreciation rights, restricted stock, restricted stock units and performance units, qualified performance-based awards, and stock grants to employees, consultants and non-employee members of the Board of Directors. 1,600,000 shares of Barnwell common stock have been reserved for issuance and as of September 30, 2023, a total of 1,095,000 share options remain available for grant.

Barnwell currently has a policy of issuing new shares to satisfy share option exercises when the optionee requests shares.

Stock Options

In February 2021, the Board of Directors of the Company granted options to purchase 665,000 shares of common stock, 310,000 shares to independent directors and 355,000 shares to employees. 605,000 shares of the stock options granted have an exercise price equal to the closing market price of Barnwell's stock on the date of grant of $3.33, vest annually over three years, and expire in ten years from the date of grant. 60,000 shares of the stock options granted have an exercise price of $3.66 (110% of the closing market price on the date of grant for options granted to affiliates), vest annually over three years, and expire in five years from the date of grant.

The following assumptions were used in estimating the fair value for equity-classified stock options granted in the year ended September 30, 2021:

	> 10% Owner-Employee	Others
Number of shares	60,000	605,000
Expected volatility	127.4%	105.8%
Expected dividends	None	None
Expected term (in years)	3.5	6.0
Risk-free interest rate	0.19%	0.82%
Expected forfeitures	None	None
Fair value per share	$2.51	$2.70

The application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation, and consequently, the related costs reported in the "General and administrative" expenses in the Consolidated Statements of Operations.

The following table summarizes Barnwell's equity-classified stock options activity from October 1, 2022 through September 30, 2023:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 1, 2022	615,000	$ 3.36		
Granted	—	—		
Exercised	—	—		
Expired/Forfeited	(150,000)	3.33		
Outstanding at September 30, 2023	465,000	$ 3.37	6.7	$ —
Exercisable at September 30, 2023	310,000	$ 3.37	6.7	$ —

Compensation cost for stock option awards is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period. During the years ended September 30, 2023 and 2022, the Company recognized share-based compensation expense related to stock options of $164,000 and $657,000, respectively. There was no impact on income taxes for the years ended September 30, 2023 and 2022 due to a full valuation allowance on the related deferred tax asset. As of September 30, 2023, the total remaining unrecognized compensation cost related to nonvested stock options was $50,000, which is expected to be recognized over the weighted-average remaining requisite service period of 0.4 years.

Restricted Stock Units

On June 9, 2023, the Board of Directors of the Company granted a total of 37,312 restricted stock units to the independent directors of the Board as partial payment of fiscal 2023 director fees for their service as members of the Board from the period of April 1, 2023 to September 30, 2023. The restricted stock units vested and became nonforfeitable on September 30, 2023.

The following table summarizes Barnwell's restricted stock units activity from October 1, 2022 through September 30, 2023:

Restricted Stock Units	Shares	Weighted-Average Grant Date Fair Value
Nonvested at October 1, 2022	—	$ —
Granted	37,312	2.65
Vested (1)	(37,312)	2.65
Forfeited	—	—
Nonvested at September 30, 2023	—	$ —

_____

(1)   The underlying common stock for these vested restricted stock units were not yet issued as of September 30, 2023; in November 2023, the Company issued 9,328 shares of common stock for a portion of these vested restricted stock units.

Compensation cost for restricted stock unit awards is measured at fair value and is recognized as an expense over the requisite service period. During the year ended September 30, 2023, the Company recognized share-based compensation expense related to vested restricted stock units of $99,000. There was no share-based compensation expense related to restricted stock units recognized during the year ended September 30, 2022. There was no impact on income taxes for the year ended September 30, 2023 due to a net operating loss and net operating loss carryforwards with a full valuation allowance in the relevant taxing jurisdiction.

Common Stock Issued for Services

In May 2023, the Company issued a total of 34,091 shares of Barnwell common stock to certain independent directors for their services on behalf of the Company and the Board of Directors pertaining to the negotiations of the Cooperation Agreement and the settlement of the potential proxy contest (see Note 19 for additional details). The total value of the shares issued was $90,000 which was valued using the closing price of Barnwell's common stock on May 11, 2023, the date of grant. There was no impact on income taxes for the year ended September 30, 2023 related to the common stock issued for services due to a net operating loss and net operating loss carryforwards with a full valuation allowance in the relevant taxing jurisdiction.

Cash Dividends

The following table sets forth the cash dividends paid per share of common stock during fiscal 2023 and 2022.

Record Date	Date of Payment	Dividend Paid
August 24, 2023	September 11, 2023	$0.015
May 25, 2023	June 12, 2023	$0.015
February 23, 2023	March 13, 2023	$0.015
December 27, 2022	January 11, 2023	$0.015
August 23, 2022	September 6, 2022	$0.015

The Tax Benefits Preservation Plan

On October 17, 2022, the Board of Directors of the Company adopted a Tax Benefits Preservation Plan (the "Tax Plan") designed to protect the availability of the Company's existing net operating loss carryforwards and certain other tax attributes. To implement the Tax Plan, the Board of Directors declared a dividend of one right (a "Right") for each outstanding share of the Company's common stock. On January 25, 2023, the Tax Plan was terminated by the Board of Directors and as a result, all Rights distributed to holders of the Company's common stock expired at the time of termination.

At The Market Offering

On March 16, 2021, the Company entered into a Sales Agreement (the "Sales Agreement") with A.G.P./Alliance Global Partners ("A.G.P,"), with respect to an at-the-market offering program ("ATM") pursuant to which the Company may offer and sell, from time to time, shares of its common stock, par value $0.50 per share, having an aggregate sales price of up to $25 million (subject to certain limitations set forth in the Sales Agreement and applicable securities laws, rules and regulations), through or to A.G.P as the Company's sales agent or as principal. Sales of our common stock under the ATM, if any, will be made by any methods deemed to be "at the market offerings" as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on the NYSE American, on any other existing trading market for our Common Stock, or to or through a market maker. Shares of common stock sold under the ATM are offered pursuant to the Company's Registration Statement on Form S-3 (File No. 333-254365), filed with the Securities and Exchange Commission on March 16, 2021, and declared effective on March 26, 2021 (the "Registration Statement"), and the prospectus dated March 26, 2021, included in the Registration Statement.

During the year ended September 30, 2022, the Company sold 509,467 shares of common stock resulting in net proceeds of $2,356,000 after commissions and fees of $75,000 and ATM-related professional services of $22,000. In August 2022, the Company's Board of Directors suspended the sales of our common stock under the ATM until further notice.

17.   COMMITMENTS AND CONTINGENCIES

Incentive compensation plan

Barnwell established incentive compensation plans to compensate the four oil and natural gas segment Canadian executive officers. The value of the plans are directly related to our oil and natural gas segment's free cash flows from Canadian properties and the divestiture of Canadian oil and natural gas assets. As of September 30, 2023, Barnwell has accrued approximately $286,000 in bonus compensation under these plans and the amount is reported in "Accrued compensation" on the Consolidated Balance Sheet at September 30, 2023.

Environmental Matters

Because of the inherent uncertainties associated with environmental assessment and remediation activities, future expenses to remediate sites identified in the future, if any, could be incurred. Barnwell's management is not currently aware of any significant environmental contingent liabilities requiring disclosure or accrual.

Legal and Regulatory Matters

Barnwell is routinely involved in disputes with third parties that occasionally require litigation. In addition, Barnwell is required to maintain compliance with all current governmental controls and regulations in the ordinary course of business. Barnwell's management is not aware of any claims or litigation involving Barnwell that are likely to have a material adverse effect on its results of operations, financial position or liquidity.

In the quarter ended December 31, 2021, it was determined that a contract drilling segment well completed in the period did not meet the contract specifications for plumbness under a gyroscopic plumbness test which the contract required. While the well did pass the cage plumbness test, the contract uses the gyroscopic test as the measure of plumbness. Barnwell and the customer currently have an arrangement where Barnwell will provide for centralizers, armored cabling and a pump installation and removal test to confirm that plumbness is satisfactory. The pump installation and removal test was successfully completed. Barnwell's management believes the plumbness deviation is not impactful to the performance of the submersible pumps that will be installed in the well. Accordingly, while costs for the centralizers, armored cabling and the pump installation and removal test have been accrued, no accrual has been recorded as of September 30, 2023 for any further costs related to this contract as there is no related probable or estimable contingent liability.

In fiscal 2020, the Staff of the State of Hawaii's Commission on Water Resource Management ("Commission") circulated a draft of a proposed recommendation to the Commission under which the Company, the water utility, the water utility's independent hydrologist firm and the owner of the land on which two water wells were drilled would be assessed penalty fines because each of the wells were calculated to have been drilled beyond the depth permitted by the permit. The wells were drilled to a depth to penetrate certain layers of impermeable rock necessary to access the aquifer at the instructions and on the advice of the hydrologist hired by the owner of the well. Subsequently, the Staff of the Commission acknowledged that one well had not been drilled to a depth beyond its permitted depth and the fines on that well were eliminated. Additionally, the fines applicable to the depth of the second well were dropped in lieu of the parties entering into an agreement to perform a water quality study and repurpose a current well into a monitoring well. Accordingly, the Company recorded a liability of $300,000 to accrue for the costs to drill the monitoring well in the year ended September 30, 2020, and no subsequent revision to the accrual has been recorded as of September 30, 2023.

During the year ended September 30, 2023, one of our water well drilling jobs encountered an unusually hard geological formation, and the drilling has taken longer than previously anticipated which required an increase in estimated costs and resulted in the job becoming a loss job for which the Company recorded a $180,000 liability as of September 30, 2023.

Other Matters

Barnwell is obligated to pay Nearco Enterprises Ltd. 10.4%, net of non-controlling interests' share, of Kaupulehu Developments' gross receipts from real estate transactions. The fees represent compensation for promotion and marketing of Kaupulehu Developments' property and were determined based on the estimated fair value of such services. These fees are included in general and administrative expenses.

Barnwell is obligated to pay its external real estate legal counsel 1.2%, net of non-controlling interests' share, of all Increment II payments received by Kaupulehu Developments for services provided by its external real estate legal counsel in the negotiation and closing of the Increment II transaction. These fees are included in general and administrative expenses.

Kaupulehu Developments is also obligated to pay an amount equal to 0.72% and 0.20% of the cumulative net profits of KD II to KD Development and a pool of various individuals, respectively, all of whom are partners of KKM and are unrelated to Barnwell, in compensation for the agreement of these parties to admit the new development partner for Increment II. Such compensation will be reflected as the obligation becomes probable and the amount of the obligation can be reasonably estimated.

18. INFORMATION RELATING TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table details the effect of changes in current assets and liabilities on the Consolidated Statements of Cash Flows, and presents supplemental cash flow information:

	Year ended September 30,	
	2023	2022
Increase (decrease) from changes in:		
Receivables	$ **1,103,000**	$ (1,763,000)
Income tax receivable	**(16,000)**	15,000
Other current assets	**(51,000)**	(531,000)
Accounts payable	**(595,000)**	110,000
Accrued compensation	**(278,000)**	(48,000)
Other current liabilities	**(556,000)**	1,190,000
Decrease from changes in current assets and liabilities	$ **(393,000)**	$ (1,027,000)
Supplemental disclosure of cash flow information:		
Cash paid (received) during the year for:		
Income taxes paid (refunded), net	$ **100,000**	$ (98,000)

Capital expenditure accruals related to oil and natural gas acquisition and development decreased $575,000 during the year ended September 30, 2023 and increased $882,000 during the year ended September 30, 2022. Additionally, capital expenditure accruals related to oil and natural gas asset retirement obligations increased $1,483,000 and $2,703,000 during the years ended September 30, 2023 and 2022, respectively.

19. RELATED PARTY TRANSACTIONS

Kaupulehu Developments is entitled to receive payments from the sales of lots and/or residential units by KD I and KD II. KD I and KD II are part of the Kukio Resort Land Development Partnerships in which Barnwell holds indirect 19.6% and 10.8% non-controlling ownership interests, respectively, accounted for under the equity method of investment. The percentage of sales payments are part of transactions which took place in 2004 and 2006 where Kaupulehu Developments sold its leasehold interests in Increment I and Increment II to KD I's and KD II's predecessors in interest, respectively, which was prior to Barnwell's affiliation with KD I and KD II which commenced on November 27, 2013, the acquisition date of our ownership interest in the Kukio Resort Land Development Partnerships. Changes to the arrangement above, effective March 7, 2019, are discussed in Note 3.

During the year ended September 30, 2023, Barnwell received $265,000 in percentage of sales payments from KD I from the sale of one lot within Increment I. During the year ended September 30, 2022, Barnwell received $1,295,000 in percentage of sales payments from KD I from the sale of six lots within Increment I.

Mr. Colin R. O'Farrell, formerly a member of the Board of Directors of the Company from July 7, 2021 to March 7, 2022, is the sole member of Four Pines Operating LLC which owns a 25% interest in Gros Ventre. In February 2021, Gros Ventre and BOK, a wholly-owned subsidiary of Barnwell, entered into the Teton Operating Agreement of Teton Barnwell, an entity formed for the purpose of directly investing in oil and natural gas exploration and development in Oklahoma. Under the terms of the Teton Operating Agreement, Gros Ventre makes no capital contributions and receives 2% of the profits of Teton Barnwell. Additionally, as the manager of Teton Barnwell, Gros Venture is paid an annual asset management fee equal to 1% of the cumulative capital contributions made to Teton Barnwell as compensation for its management services. Furthermore, as discussed above, Mr. O'Farrell controls Four Pines, which, as of September 30, 2023, was paid $255,000 in broker fees in connection with the oil and natural gas investment discussed in Note 6.

Cooperation and Support Agreement

In January 2023, the Company entered into a cooperation and support agreement (the "Cooperation Agreement") with Alexander C. Kinzler, the Company's CEO and President in his capacity as a stockholder, MRMP-Managers LLC, the Ned L. Sherwood Revocable Trust, NLS Advisory Group, Inc. and Ned L. Sherwood (collectively, the "MRMP Stockholders"), with respect to a potential proxy contest pertaining to the election of directors to our Board of Directors (the "Board"). The Cooperation Agreement extended for two years the standstill terms of the previous agreement entered into with the MRMP Stockholders in 2021, which ended the potential of a proxy contest at the 2023 annual meeting of stockholders (the "2023 Annual Meeting"), which was held on April 17, 2023.

Pursuant to the terms of the Cooperation Agreement, among other things, the Company agreed to promptly appoint Joshua S. Horowitz and Laurance Narbut, effective February 9, 2023, to serve on the Board. In addition, the Company agreed to nominate a five-person board comprised of Mr. Kinzler, Kenneth Grossman, Douglas Woodrum, and Messrs. Horowitz and Narbut as candidates for election to the Board at the 2023 Annual Meeting and the 2024 annual meeting of stockholders (the "2024 Annual Meeting") and Mr. Kinzler and the MRMP Stockholders agreed to vote their respective shares of common stock of the Company in favor of the election of the Company's slate at the 2023 Annual Meeting and the 2024 Annual Meeting. Additionally, pursuant to the terms of the Cooperation Agreement, the Company terminated the previously adopted Tax Benefits Preservation Plan, although the MRMP Stockholders have agreed to limit their beneficial and economic ownership of the Company to 28% of the outstanding common stock of the Company for the next 12 months and 30% for the subsequent 12-month period. In exchange for this arrangement, the Company agreed to reimburse the MRMP Stockholders and Mr. Kinzler for their reasonable, documented out-of-pocket fees and expenses (including legal expenses) in connection with the negotiation and execution of the Cooperation Agreement and the transactions contemplated hereby and the proposed nomination of directors at the 2023 Annual Meeting. During the year ended September 30, 2023, $202,000 and $149,000 in expenses were recorded for reimbursements to MRMP Stockholders and Mr. Kinzler, respectively, under the Cooperation Agreement.

In May 2023, the Company's Board of Directors approved and ratified the payment of one-time special director fees to directors Messrs. Grossman and Woodrum for their services on behalf of the Company and the Board pertaining to the negotiations of the Cooperation Agreement and the settlement of the potential proxy contest. Mr. Grossman received a one-time special director fee of $100,000, which was paid in $40,000 cash and a stock grant of 22,728 shares of Barnwell common stock (valued at $60,000 using the closing price of Barnwell's common stock on May 11, 2023, the date of grant). Mr. Woodrum received a one-time special director fee of $50,000, which was paid in $20,000 cash and a stock grant of 11,363 shares of Barnwell common stock (valued at $30,000 using the closing price of Barnwell's common stock on May 11, 2023, the date of grant).

20. SUBSEQUENT EVENTS

Restricted Stock Units

In November 2023, the Board of Directors of the Company granted a total of 76,366 restricted stock units to the independent directors of the Board as partial payment of director fees for their service as members of the Board. The restricted stock units vest ratably over a three-year period, subject to the director's continued service through the applicable vesting date.

Natural Gas and Oil Contracts

In November 2023, the Company amended certain of its Canadian purchase and sales contracts to change the sales price on a portion of the natural gas it sells to a fixed price during the period from April 1, 2024 to October 31, 2024. With these changes, the Company anticipates that during that period approximately 25% of its Canadian natural gas production will be sold at fixed prices while the remaining 75% of such production will continue to be sold at spot prices.

In December 2023, the Company amended certain of its Canadian purchase and sales contract to change the sales price on a portion of the oil it sells to a fixed price during the period from January 1, 2024 to June 30, 2024. With these changes, the Company anticipates that during that period approximately 40% of its Canadian oil production will be sold at fixed prices while the remaining 60% of such production will continue to be sold at spot prices.

Sale of Water Resources

In December 2023, the Company entered into an agreement with a construction company for the sale of Water Resources for gross proceeds of $2,000,000, subject to customary post-closing price adjustments and the purchaser's completion of due diligence. The sale is expected to close in the first half of our fiscal 2024.

21. SUMMARY OF SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

22.   SUPPLEMENTARY OIL AND NATURAL GAS INFORMATION (UNAUDITED)

The following tables summarize information relative to Barnwell's oil and natural gas operations, which are conducted in Canada and in the U.S. states of Oklahoma and Texas. Proved reserves are the estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved producing oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The estimated net interests in total proved and proved producing reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimations. The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history. There can be no assurance that such estimates will not be materially revised in subsequent periods.

(A)   Oil and Natural Gas Reserves

The following tables summarizes changes in the estimates of Barnwell's net interests in total proved reserves of oil and natural gas liquids and natural gas, which are located in Canada and the U.S. states of Oklahoma and Texas. All of the information regarding Canadian reserves in this Form 10-K is derived from the report of our independent petroleum reserve engineers, InSite, and is included as an Exhibit to this Form 10-K. All of the information regarding U.S. reserves in this Form 10-K is derived from the reports of our independent petroleum reserve engineers, Ryder Scott, and are included as Exhibits to this Form 10-K. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and natural gas properties. Accordingly, these estimates are expected to change as future information becomes available.

Proved oil and natural gas reserves are the estimated quantities of oil and natural gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions (i.e., prices and costs) existing at the time the estimate is made. Proved developed oil and natural gas reserves are proved reserves that can be expected to be recovered through existing wells and equipment in place and under operating methods being utilized at the time the estimates were made.

	Oil & NGL (Bbls)		
	Canada	United States	Total
Proved reserves:			
Balance at September 30, 2021	640,000	—	640,000
Revisions of previous estimates	154,000	—	154,000
Extensions, discoveries and other additions	285,000	132,000	417,000
Acquisitions of reserves	99,000	—	99,000
Less production	(188,000)	(42,000)	(230,000)
Balance at September 30, 2022	990,000	90,000	1,080,000
Revisions of previous estimates	(42,000)	48,000	6,000
Extensions, discoveries and other additions	199,000	197,000	396,000
Less production	(210,000)	(46,000)	(256,000)
Proved Reserves, September 30, 2023	**937,000**	**289,000**	**1,226,000**
Proved Developed Reserves, September 30, 2023	**827,000**	**289,000**	**1,116,000**
Proved Undeveloped Reserves, September 30, 2023	**110,000**	**—**	**110,000**

	Natural Gas (Mcf)		
	Canada	United States	Total
Proved reserves:			
Balance at September 30, 2021	2,913,000	—	2,913,000
Revisions of previous estimates	968,000	—	968,000
Extensions, discoveries and other additions	1,200,000	658,000	1,858,000
Acquisitions of reserves	223,000	—	223,000
Less sales of reserves	(13,000)	—	(13,000)
Less production	(772,000)	(192,000)	(964,000)
Balance at September 30, 2022	4,519,000	466,000	4,985,000
Revisions of previous estimates	435,000	387,000	822,000
Extensions, discoveries and other additions	1,079,000	1,078,000	2,157,000
Less production	(1,023,000)	(240,000)	(1,263,000)
Proved Reserves, September 30, 2023	**5,010,000**	**1,691,000**	**6,701,000**
Proved Developed Reserves, September 30, 2023	**4,402,000**	**1,691,000**	**6,093,000**
Proved Undeveloped Reserves, September 30, 2023	**608,000**	**—**	**608,000**

	Total Equivalent Reserves (Boe)		
	Canada	United States	Total
Proved reserves:			
Balance at September 30, 2021	1,142,000	—	1,142,000
Revisions of previous estimates	321,000	—	321,000
Extensions, discoveries and other additions	492,000	245,000	737,000
Acquisitions of reserves	137,000	—	137,000
Less sales of reserves	(2,000)	—	(2,000)
Less production	(321,000)	(75,000)	(396,000)
Balance at September 30, 2022	1,769,000	170,000	1,939,000
Revisions of previous estimates	5,000	110,000	115,000
Extensions, discoveries and other additions	379,000	377,000	756,000
Less production	(381,000)	(86,000)	(467,000)
Proved Reserves, September 30, 2023	**1,772,000**	**571,000**	**2,343,000**
Proved Developed Reserves, September 30, 2023	**1,561,000**	**571,000**	**2,132,000**
Proved Undeveloped Reserves, September 30, 2023	**211,000**	**—**	**211,000**

(B)   Capitalized Costs Relating to Oil and Natural Gas Producing Activities

All capitalized costs relating to oil and natural gas producing activities in Canada and the U.S. are summarized as follows:

	September 30, 2023		
	Canada	**United States**	**Total**
Proved properties	**$ 74,440,000**	**$ 6,411,000**	**$ 80,851,000**
Unproved properties	**—**	**—**	**—**
Total capitalized costs	**74,440,000**	**6,411,000**	**80,851,000**
Accumulated depletion, depreciation, and impairment	**58,477,000**	**1,072,000**	**59,549,000**
Net capitalized costs	**$ 15,963,000**	**$ 5,339,000**	**$ 21,302,000**

	September 30, 2022		
	Canada	United States	Total
Proved properties	$ 66,825,000	$ 1,058,000	$ 67,883,000
Unproved properties	—	—	—
Total capitalized costs	66,825,000	1,058,000	67,883,000
Accumulated depletion, depreciation, and impairment	54,248,000	403,000	54,651,000
Net capitalized costs	$ 12,577,000	$ 655,000	$ 13,232,000

(C)   *Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development*

		Year ended September 30, 2023		
		Canada	**United States**	**Total**
Acquisition of properties:				
Proved	$	**66,000**	$ —	$ **66,000**
Unproved		—	—	—
Exploration costs		**461,000**	**255,000**	**716,000**
Development costs		**6,331,000**	**5,099,000**	**11,430,000**
Total	$	**6,858,000**	$ **5,354,000**	$ **12,212,000**

		Year ended September 30, 2022		
		Canada	United States	Total
Acquisition of properties:				
Proved	$	3,247,000	$ —	$ 3,247,000
Unproved		—	—	—
Exploration costs		55,000	—	55,000
Development costs		10,574,000	(121,000)	10,453,000
Total	$	13,876,000	$ (121,000)	$ 13,755,000

Costs incurred in the tables above include additions and revisions to Barnwell's asset retirement obligation of $1,483,000 and $2,703,000 for the years ended September 30, 2023 and 2022, respectively.

(D)   *Results of Operations for Oil and Natural Gas Producing Activities*

		Year ended September 30, 2023		
		Canada	**United States**	**Total**
Net revenues	$	**16,630,000**	$ **2,746,000**	$ **19,376,000**
Production costs		**(9,859,000)**	**(575,000)**	**(10,434,000)**
Depletion		**(3,600,000)**	**(669,000)**	**(4,269,000)**
Pre-tax results of operations (1)		**3,171,000**	**1,502,000**	**4,673,000**
Estimated income tax expense (2)		**107,000**	**44,000**	**151,000**
Results of operations (1)	$	**3,064,000**	$ **1,458,000**	$ **4,522,000**

		Year ended September 30, 2022		
		Canada	United States	Total
Net revenues	$	19,085,000	$ 3,496,000	$ 22,581,000
Production costs		(8,999,000)	(440,000)	(9,439,000)
Depletion		(2,217,000)	(389,000)	(2,606,000)
Pre-tax results of operations (1)		7,869,000	2,667,000	10,536,000
Estimated income tax expense (2)		—	107,000	107,000
Results of operations (1)	$	7,869,000	$ 2,560,000	$ 10,429,000

---

(1)   Before general and administrative expenses, interest expense, and foreign exchange gains and losses.
(2)   Estimated income tax expense includes changes to the deferred income tax valuation allowance necessary for the portion of Canadian and U.S. federal tax law deferred tax assets that may not be realizable.

(E)   Standardized Measure, Including Year-to-Year Changes Therein, of Estimated Discounted Future Net Cash Flows

The following tables utilize reserve and production data estimated by independent petroleum reserve engineers. The information may be useful for certain comparison purposes but should not be solely relied upon in evaluating Barnwell or its performance. Moreover, the projections should not be construed as realistic estimates of future cash flows, nor should the standardized measure be viewed as representing current value.

The estimated future cash flows at September 30, 2023 and 2022 were based on average sales prices in effect on the first day of the month for the preceding twelve month period in accordance with SEC Release No. 33-8995. The future production and development costs represent the estimated future expenditures that we will incur to develop and produce the proved reserves, assuming continuation of existing economic conditions. The future income tax expenses were computed by applying statutory income tax rates in existence at September 30, 2023 and 2022 to the future pre-tax net cash flows relating to proved reserves, net of the tax basis of the properties involved.

Material revisions to reserve estimates may occur in the future, development and production of the oil and natural gas reserves may not occur in the periods assumed and actual prices realized and actual costs incurred are expected to vary significantly from those used. Management does not rely upon this information in making investment and operating decisions; rather, those decisions are based upon a wide range of factors, including estimates of probable reserves as well as proved reserves and price and cost assumptions different than those reflected herein.

Barnwell has included all abandonment, decommissioning and reclamation costs and inactive well costs in accordance with best practice recommendations into the Company's reserve reports.

Standardized Measure of Discounted Future Net Cash Flows

| | Year ended September 30, 2023 | | |
	Canada	United States	Total
Future cash inflows	$ 73,429,000	$ 15,995,000	$ 89,424,000
Future production costs	(41,935,000)	(4,168,000)	(46,103,000)
Future development costs	(2,958,000)	—	(2,958,000)
Future income tax expenses	(1,512,000)	(264,000)	(1,776,000)
Future net cash flows excluding abandonment, decommissioning and reclamation	27,024,000	11,563,000	38,587,000
Future abandonment, decommissioning and reclamation	(18,585,000)	(42,000)	(18,627,000)
Future net cash flows	8,439,000	11,521,000	19,960,000
10% annual discount for timing of cash flows	4,790,000	(4,837,000)	(47,000)
Standardized measure of discounted future net cash flows	$ 13,229,000	$ 6,684,000	$ 19,913,000

	Year ended September 30, 2022		
	Canada	United States	Total
Future cash inflows	$ 93,658,000	$ 6,676,000	$ 100,334,000
Future production costs	(44,523,000)	(832,000)	(45,355,000)
Future development costs	(274,000)	—	(274,000)
Future income tax expenses	(6,908,000)	(233,000)	(7,141,000)
Future net cash flows excluding abandonment, decommissioning and reclamation	41,953,000	5,611,000	47,564,000
Future abandonment, decommissioning and reclamation	(16,719,000)	(11,000)	(16,730,000)
Future net cash flows	25,234,000	5,600,000	30,834,000
10% annual discount for timing of cash flows	(1,144,000)	(1,812,000)	(2,956,000)
Standardized measure of discounted future net cash flows	$ 24,090,000	$ 3,788,000	$ 27,878,000

Changes in the Standardized Measure of Discounted Future Net Cash Flows

	Year ended September 30,	
	2023	2022
Beginning of year	$ 27,878,000	$ 2,645,000
Sales of oil and natural gas produced, net of production costs	(8,942,000)	(13,142,000)
Net changes in prices and production costs, net of royalties and wellhead taxes	(11,913,000)	27,828,000
Extensions and discoveries	10,767,000	8,889,000
Net change due to purchases and sales of minerals in place	—	2,451,000
Changes in future development costs	(2,959,000)	—
Revisions of previous quantity estimates	2,227,000	4,270,000
Net change in income taxes	2,868,000	(4,774,000)
Accretion of discount	905,000	(1,566,000)
Other - changes in the timing of future production and other	(1,202,000)	801,000
Other - net change in Canadian dollar translation rate	284,000	476,000
Net change	(7,965,000)	25,233,000
End of year	$ 19,913,000	$ 27,878,000

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to Barnwell, including its consolidated subsidiaries, is made known to the officers who certify Barnwell's financial reports and to other members of executive management and the Board of Directors.

As of September 30, 2023, an evaluation was carried out by Barnwell's Chief Executive Officer and Chief Financial Officer of the effectiveness of Barnwell's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that Barnwell's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) were effective as of September 30, 2023 to ensure that information required to be disclosed by Barnwell in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Exchange Act and the rules thereunder.

Management's Annual Report on Internal Control Over Financial Reporting

Barnwell's management is responsible for establishing and maintaining adequate internal control over financial reporting for Barnwell, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of Barnwell's management, including our Chief Executive Officer and Chief Financial Officer, Barnwell conducted an evaluation of the effectiveness of its internal control over financial reporting using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled *Internal Control — Integrated Framework (2013)* (the "COSO Framework"). Based on this evaluation under the COSO Framework, management concluded that its internal control over financial reporting was effective as of September 30, 2023.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Pursuant to Item 308(b) of Regulation S-K, management's report is not subject to attestation by our independent registered public accounting firm because the Company is neither an "accelerated filer" nor a "large accelerated filer" as those terms are defined by the SEC.

Changes in Internal Control Over Financial Reporting

There was no change in Barnwell's internal control over financial reporting during the quarter ended September 30, 2023 that materially affected, or is reasonably likely to materially affect, Barnwell's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2023, which proxy statement is incorporated herein by reference.

Barnwell adopted a Code of Ethics that applies to its Chief Executive Officer and the Chief Financial Officer. This Code of Ethics has been posted on Barnwell's website at www.brninc.com.

ITEM 11. EXECUTIVE COMPENSATION

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2023, which proxy statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2023, which proxy statement is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information about Barnwell's common stock that may be issued upon exercise of options and rights under Barnwell's existing equity compensation plan as of September 30, 2023:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	465,000	$3.37	1,095,000
Equity compensation plans not approved by security holders	—	—	—
Total	465,000	$3.37	1,095,000

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2023, which proxy statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2023, which proxy statement is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   Financial Statements

The following consolidated financial statements of Barnwell Industries, Inc. and its subsidiaries are included in Part II, Item 8:

Report of Independent Registered Public Accounting Firm - WEAVER AND TIDWELL, L.L.P. (PCAOB ID: 410)

Consolidated Balance Sheets – September 30, 2023 and 2022

Consolidated Statements of Operations – for the years ended September 30, 2023 and 2022

Consolidated Statements of Comprehensive (Loss) Income – for the years ended September 30, 2023 and 2022

Consolidated Statements of Equity – for the years ended September 30, 2023 and 2022

Consolidated Statements of Cash Flows – for the years ended September 30, 2023 and 2022

Notes to Consolidated Financial Statements

Schedules have been omitted because they were not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

(b)   Exhibits

Exhibit Number	Description
3.1	Certificate of Incorporation, as amended (1)
3.2	Amended and Restated By-Laws (2)
4.1	Form of the Registrant's certificate of common stock, par value $.50 per share (3)
4.2	Tax Benefits Preservation Plan, dated as of October 17, 2022, by and between Barnwell Industries, Inc. and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (13)
4.3	Description of Securities Registered Pursuant to Section 12 of The Securities Exchange Act of 1934
10.1	The Barnwell Industries, Inc. Employees' Pension Plan (restated as of October 1, 1989) (4)
10.2	Form of Purchase and Sale Agreement dated February 13, 2004 by and between Kaupulehu Developments and WB KD Acquisition, LLC (5)
10.3	Agreement dated May 27, 2009 which became effective June 23, 2009 by and between Kaupulehu Developments and WB KD Acquisition, LLC and WB KD Acquisition II, LLC (6)
10.4	Limited Liability Limited Partnership Agreement of KD Kona 2013 LLLP dated November 27, 2013 (7)
10.5	Limited Liability Limited Partnership Agreement of KKM Makai, LLLP dated November 27, 2013 (8)
10.6	Agreement with KD Kaupulehu, LLLP to Release Retained Rights, dated as of March 7, 2019, between Kaupulehu Developments and KD Kaupulehu, LLLP (9)

10.7	Agreement with Respect to Retained Rights, dated as of March 7, 2019 between Kaupulehu Developments and KD Acquisition II, LP (10)
10.8	Form of Option Agreement (11)
10.9	Asset Purchase and Sale Agreement, dated July 8, 2021, between Barnwell of Canada, Limited and Tourmaline Oil Corp. (12)
10.10	Cooperation and Support Agreement, dated January 27, 2021 (14)
10.11	Amended and Restated 2018 Equity Incentive Plan (15)
10.12	Sales Agent Agreement, dated March 16, 2021 (16)
10.13	Purchase and Sale Agreement, dated as of December 12, 2022, between Barnwell Texas, LLC and Alchemist Energy LeaseCo, LP (17)
10.14	Form of Stock Grant Award Agreement under Barnwell Industries, Inc. 2018 Equity Incentive Plan, as amended (18)
10.15	Form of Director Restricted Stock Unit Award (19)
10.16	Stock Purchase Agreement, dated as of December 12, 2023, between Barnwell of Canada, Limited, Barnwell Industries, Inc. and West Maui Constructions, Inc. (20)
21	List of Subsidiaries
23.1	Consent of InSite Petroleum Consultants Ltd.
23.2	Consent of Ryder Scott Company, L.P.
23.3	Consent of Weaver and Tidwell, L.L.P.
31.1	Certification of Chief Executive Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002
97	Barnwell Industries, Inc. Clawback Policy
99.1	Reserve Report Summary prepared by InSite Petroleum Consultants Ltd.
99.2	Reserve Report Summary prepared by Ryder Scott Company, L.P.
99.3	Reserve Report Summary prepared by Ryder Scott Company, L.P.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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(1)   Incorporated by reference to Exhibit 3.1 to Registrant's Form 10-Q for the quarterly period ended June 30, 2022.

(2)   Incorporated by reference to Exhibit 3.1 to Registrant's Form 8-K filed on January 14, 2020.

(3)   Incorporated by reference to the registration statement on Form S-1 originally filed by the Registrant January 29, 1957 and as amended February 15, 1957 and February 19, 1957.

(4)   Incorporated by reference to Registrant's Form 10-K for the year ended September 30, 1989.

(5)   Incorporated by reference to Exhibit 2.1 to Registrant's Form 8-K filed on February 13, 2004.

(6)   Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended June 30, 2009.

(7)   Incorporated by reference to Exhibit 10.7 to Registrant's Form 10-Q for the quarterly period ended December 31, 2013.

(8)   Incorporated by reference to Exhibit 10.8 to Registrant's Form 10-Q for the quarterly period ended December 31, 2013

(9)   Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended March 31, 2019.

(10)   Incorporated by reference to Exhibit 10.2 to Registrant's Form 10-Q for the quarterly period ended March 31, 2019. Certain confidential information has been omitted from a portion of this exhibit.

(11)   Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended March 31, 2021.

(12)   Incorporated by reference to Exhibit 10.9 to Registrant's Form 10-K for the year ended September 30, 2021.

(13)   Incorporated by reference to Exhibit 4.1 to Registrant's Form 8-K filed on October 17, 2022.

(14)   Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on February 1, 2021.

(15)   Incorporated by reference from Definitive Proxy 2022 Appendix A filed by the Registrant on March 24, 2022.

(16)   Incorporated by reference to Exhibit 1.1 to Registrant's Form 8-K filed on March 16, 2021.

(17)   Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q filed on February 13, 2023.

(18)   Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q filed on May 15, 2023.

(19)   Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on June 15, 2023.

(20)   Certain confidential information has been omitted from a portion of this exhibit.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARNWELL INDUSTRIES, INC.
(Registrant)

By: /s/ Russell M. Gifford
         Russell M. Gifford
         Executive Vice President,
         Chief Financial Officer,
         Treasurer and Secretary

Date: December 18, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Alexander C. Kinzler	/s/ Russell M. Gifford
Alexander C. Kinzler President, Chief Executive Officer, Chief Operating Officer, General Counsel and Director Date: December 18, 2023	Russell M. Gifford Executive Vice President, Chief Financial Officer, Treasurer and Secretary Date: December 18, 2023
/s/ Kenneth S. Grossman	
Kenneth S. Grossman, Chairman of the Board Date: December 18, 2023	
/s/ Joshua S. Horowitz	/s/ Laurance E. Narbut
Joshua S. Horowitz, Director Date: December 18, 2023	Laurance E. Narbut, Director Date: December 18, 2023
/s/ Douglas N. Woodrum	
Douglas N. Woodrum, Director Date: December 18, 2023	

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Certificate of Incorporation, as amended (1)
3.2	Amended and Restated By-Laws (2)
4.1	Form of the Registrant's certificate of common stock, par value $.50 per share (3)
4.2	Tax Benefits Preservation Plan, dated as of October 17, 2022, by and between Barnwell Industries, Inc. and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (13)
4.3	Description of Securities Registered Pursuant to Section 12 of The Securities Exchange Act of 1934
10.1	The Barnwell Industries, Inc. Employees' Pension Plan (restated as of October 1, 1989) (4)
10.2	Form of Purchase and Sale Agreement dated February 13, 2004 by and between Kaupulehu Developments and WB KD Acquisition, LLC (5)
10.3	Agreement dated May 27, 2009 which became effective June 23, 2009 by and between Kaupulehu Developments and WB KD Acquisition, LLC and WB KD Acquisition II, LLC (6)
10.4	Limited Liability Limited Partnership Agreement of KD Kona 2013 LLLP dated November 27, 2013 (7)
10.5	Limited Liability Limited Partnership Agreement of KKM Makai, LLLP dated November 27, 2013 (8)
10.6	Agreement with KD Kaupulehu, LLLP to Release Retained Rights, dated as of March 7, 2019, between Kaupulehu Developments and KD Kaupulehu, LLLP (9)
10.7	Agreement with Respect to Retained Rights, dated as of March 7, 2019 between Kaupulehu Developments and KD Acquisition II, LP (10)
10.8	Form of Option Agreement (11)
10.9	Asset Purchase and Sale Agreement, dated July 8, 2021, between Barnwell of Canada, Limited and Tourmaline Oil Corp. (12)
10.10	Cooperation and Support Agreement, dated January 27, 2021 (14)
10.11	Amended and Restated 2018 Equity Incentive Plan (15)
10.12	Sales Agent Agreement, dated March 16, 2021 (16)
10.13	Purchase and Sale Agreement, dated as of December 12, 2022, between Barnwell Texas, LLC and Alchemist Energy LeaseCo, LP (17)
10.14	Form of Stock Grant Award Agreement under Barnwell Industries, Inc. 2018 Equity Incentive Plan, as amended (18)
10.15	Form of Director Restricted Stock Unit Award (19)
10.16	Stock Purchase Agreement, dated as of December 12, 2023, between Barnwell of Canada, Limited, Barnwell Industries, Inc. and West Maui Constructions, Inc. (20)
21	List of Subsidiaries
23.1	Consent of InSite Petroleum Consultants Ltd.
23.2	Consent of Ryder Scott Company, L.P.
23.3	Consent of Weaver and Tidwell, L.L.P.

31.1	Certification of Chief Executive Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002
97	Barnwell Industries, Inc. Clawback Policy
99.1	Reserve Report Summary prepared by InSite Petroleum Consultants Ltd.
99.2	Reserve Report Summary prepared by Ryder Scott Company, L.P.
99.3	Reserve Report Summary prepared by Ryder Scott Company, L.P.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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[1] Incorporated by reference to Exhibit 3.1 to Registrant's Form 10-Q for quarterly period ended June 30, 2022.

[2] Incorporated by reference to Exhibit 3.1 to Registrant's Form 8-K filed on January 14, 2020.

[3] Incorporated by reference to the registration statement on Form S-1 originally filed by the Registrant January 29, 1957 and as amended February 15, 1957 and February 19, 1957.

[4] Incorporated by reference to Registrant's Form 10-K for the year ended September 30, 1989.

[5] Incorporated by reference to Exhibit 2.1 to Registrant's Form 8-K filed on February 13, 2004.

[6] Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended June 30, 2009.

[7] Incorporated by reference to Exhibit 10.7 to Registrant's Form 10-Q for the quarterly period ended December 31, 2013.

[8] Incorporated by reference to Exhibit 10.8 to Registrant's Form 10-Q for the quarterly period ended December 31, 2013.

[9] Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended March 31, 2019.

[10] Incorporated by reference to Exhibit 10.2 to Registrant's Form 10-Q for the quarterly period ended March 31, 2019. Certain confidential information has been omitted from a portion of this exhibit.

[11] Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended March 31, 2021.

[12] Incorporated by reference to Exhibit 10.9 to Registrant's Form 10-K for the year ended September 30, 2021.

[13] Incorporated by reference to Exhibit 4.1 to Registrant's Form 8-K filed on October 17, 2022.

[14] Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on February 1, 2021.

[15] Incorporated by reference from Definitive Proxy 2022 Appendix A filed by the Registrant on March 24, 2022.

[16] Incorporated by reference to Exhibit 1.1 to Registrant's Form 8-K filed on March 16, 2021.

[17] Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q filed on February 13, 2023.

[18] Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q filed on May 15, 2023.

[19] Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on June 15, 2023.

[20] Certain confidential information has been omitted from a portion of this exhibit.

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary of Barnwell Industries, Inc.'s common stock is based on and qualified by our certificate of incorporation and amended and restated bylaws. For a complete description of the terms and provisions of the our equity securities, including our common stock, refer to our certificate of incorporation and amended and restated bylaws, both of which are incorporated by reference as exhibits to this Annual Report on Form 10-K.

Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.50 per share.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Unless otherwise required by law, our certificate of incorporation or amended and restated bylaws, any matter brought before any meeting of stockholders, other than the election of directors, is decided by the affirmative vote of a majority of the total voting power of common stock present in person or represented by proxy and entitled to vote thereon, a quorum being present. Each of our directors is elected by elected by the vote of a plurality of the votes cast at any meeting of stockholders held for the election of directors at which a quorum is present. Holders of shares of our common stock are entitled to participate equally and ratably in (i) any dividends that may be declared by our board of directors and (ii) our net assets upon our dissolution or liquidation. Holders of shares of our common stock do not have preemptive rights to purchase shares of our common stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock.

Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law

Under the Delaware General Corporation Law, or DGCL, the power to adopt, amend or repeal any provision of our bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and amended and restated bylaws grant our board the power to adopt, amend and repeal our bylaws by the affirmative vote of a majority of the directors constituting the entire board. Our stockholders may adopt, amend or repeal our bylaws, with the affirmative vote of a majority of total voting power of common stock present in person or represented by proxy and entitled to vote thereon.

Our certificate of incorporation and amended and restated bylaws provide that special meetings of our stockholders may be called by or at the direction a majority of the members of the board of directors, the Chairman of the board of directors, the Chief Executive Officer or the President of Barnwell and shall be called by the Secretary at the request in writing of stockholders of record of at least twenty-five percent (25%) in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote thereat.

Our certificate of incorporation and amended and restated bylaws provide that stockholders may take any action required by law or our by-laws to be taken at any annual or special meeting of stockholders of Barnwell may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Barnwell as required by law.

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed.

We are subject to Section 203 of the DGCL, an anti-takeover law. In general, this section prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

The transfer agent and registrar for our Common Stock is Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

Our Common Stock is listed on the NYSE American under the symbol "BRN".

Exhibit No. 10.16

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT, MARKED BY "[REDACTED]", HAVE BEEN OMITTED BECAUSE THE CONFIDENTIAL OMITTED INFORMATION IS BOTH (I) NOT MATERIAL AND (II) INFORMATION THAT THE COMPANY CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE OR CONFIDENTIAL.

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("**Agreement**") is by and among West Maui Construction, Inc., a Hawaii corporation ("**Buyer**"), Barnwell of Canada, Limited, a Delaware corporation ("**Barnwell Canada**"), and Barnwell Industries, Inc., a Delaware corporation ("**Barnwell Industries**"), and is entered into effective as of December 12, 2023 ("**Effective Date**").

R E C I T A L S

A. Barnwell Canada and Barnwell Industries (sometimes individually referred to herein as "**Seller**" and collectively as "**Sellers**") own all of the issued and outstanding shares of capital stock (the "**Shares**") of Water Resources International, Inc., a Delaware corporation (the "**Company**").

B. The Company specializes in the exploration and development of groundwater resources for government, commercial and private clients in Hawaii and is an industry leader in the state in deep drilling and deep well pumping (the "**Business**").

C. Buyer desires to purchase the Shares from Sellers, upon the terms and subject to the conditions contained in this Agreement; and Sellers desire to sell the Shares to Buyer, upon such terms and subject to such conditions.

A G R E E M E N T

SECTION 1 DEFINITIONS

Unless defined elsewhere in this Agreement, capitalized terms used in this Agreement will have the meanings ascribed to them in the attached Appendix A.

SECTION 2 ASSETS AND LIABILITIES

2.1 **Agreement of Sale and Purchase.** Upon the terms and subject to the conditions contained in this Agreement, and in consideration of the obligations of Buyer provided in this Agreement, at the Closing, Sellers will sell, assign, transfer, grant, bargain, deliver, and convey the Shares to Buyer, free and clear of all Liens; and Buyer will purchase the Shares from Seller, upon the terms and conditions hereinbelow set forth.

2.2 **The Assets.** By virtue of Buyer's purchase of the Shares from Seller, Buyer will acquire Sellers' entire rights, title, and interest in, to, and under the Business, as a going concern, and, indirectly, all assets, or rights in assets, owned by the Company at the Closing Date in connection with or arising out of the Business of every type and description, tangible and intangible, wherever located and whether or not reflected in the Current Financials or otherwise reflected on the books and records of the Company (all of such assets, properties, rights, and Business are collectively referred to in this Agreement as the "**Assets**"), including, but not limited to, the following (but not including the Excluded Assets), in each case as of the Closing Date:

(a) all of the Company's rights under the contracts and leases listed on Schedule 4.16 as "assumed contracts," and any other contracts added to the Schedule 4.16 list as "assumed contracts" pursuant to Section 6.4 below before Closing (the "**Assumed Contracts**");

(b) all of the Company's Tangible Personal Property listed on Schedule 4.7;

(c) the Company's inventories, finished goods, and materials (including those inventories on the Closing Inventory List and including all inventories used in connection with the Assumed Contracts);

(d)   the Company's intellectual property assets used or held for use in the Company's operations, including, but not limited to, all books of account and records pertaining to the Business, business models, customer and supplier lists, non-compete agreements, marketing plans, financial and technical information, trade secrets, know-how, ideas, designs, drawings, specifications, techniques, programs, including the intellectual property assets listed on Schedule 4.9;

(e)   the Company's licenses, permits, registrations, and other governmental authorizations necessary to start and complete work under the Assumed Contracts, to the extent transferable;

(f)   all books, data, records, ledgers, files, documents, correspondence, lists, drawings, specifications, advertising and promotional materials, studies, reports, and other printed or written materials of the Company (other than attorney-client privileged communications and records);

(g)   the Company's goodwill, tradenames, internet domain names, web pages, telephone numbers, fax numbers, e-mail addresses, social media accounts (including all "handles"), and other similar items, together with associated listings and registrations, in each such case used or held for use in the Company's operations;

(h)   all cash, deposits, bank accounts, and certificates of deposit of the Company (other than cash that is included in the Excluded Assets);

(i)   all notes receivable and other receivables of the Company (other than Accounts Receivable that are included in the Excluded Assets);

(j)   the Company's charter, qualifications to conduct business as a foreign business entity, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, company seals, minute books, stock or equity transfer books and records, and other documents relating to the organization, maintenance, and existence as a business entity of the Company;

(k)   Reserved;

(l)   all of the Company's performance, surety, and warranty bonds entered into in the Ordinary Course of Business by the Company;

(m)   all security and utility deposits made by the Company;

(n)   all claims, rights of recovery, rights of set-off, rights of recoupment, and causes of action related to the Business, and all rights of indemnity, warranty rights, rights of contribution, rights of reimbursement, and other rights of recovery related in any way to the Business or the Assets (regardless of whether such rights are currently exercisable);

(o)   the right to receive mail and other communications addressed to the Company, including mail and communications from customers, suppliers, distributors, agents, and others and payments in respect of the Business;

(p)   all books, records, ledgers, files, documents, correspondence, lists, drawings, specifications, advertising and promotional materials, studies, reports, and other printed or written materials of the Company;

(q)   all customer lists, customer identification data, other customer records and information, lists of suppliers (including pricing and terms), and other supplier records and information of the Company;

(r)   all rights under any proposal that has been submitted by the Company to a prospective customer, including any prospective managed community, and all lists, identification data, records, and information related to prospective customers;

(s)   all insurance benefits, including rights and proceeds, arising from or relating to the Assets;

(t)   all rights of the Company under any non-competition, nondisclosure, invention assignment, or any other restrictive or other covenant made for the benefit of the Company in any Contract with any current or former employees, contractors, or other third parties;

(u)   all goodwill associated with the Business;

(v)   the Company's allocated share of net operating losses reported by Barnwell Industries on its consolidated group federal income tax return for 2022 was calculated at approximately $2,300,000. The $2,300,000 is subject to update, audit and adjustment in the context of an acquisition and its use and benefit to the Company or Buyer post- Closing may be limited by the applicable provisions of the Internal Revenue Code. Sellers disclaim any representation with respect to the amount of the NOL which will be available for use by the Company post-Closing; and

(w)   all other property and rights that relate to the Business owned by the Company or in which the Company has an interest at the Closing Date (other than any such property and rights that are included in the Excluded Assets).

2.3   **Excluded Assets; Excluded Liabilities.** Notwithstanding Buyer's desire to acquire, indirectly by virtue of Buyer's purchase of the Shares, the Business, as a going concern, and the Assets, and Sellers' desire to sell, indirectly by virtue of the sale of the Shares to Buyer, the Business, as a going concern, and the Assets, (x) there are certain assets of the Company that are not intended to be included in the Transaction and that will be transferred or assigned to Sellers (or their designees) prior to the Closing, and (y) there are certain liabilities of the Company that exist on or relate to the period prior to the Closing Date that Buyer does not accept responsibility for, and that will be paid off or otherwise settled to the extent possible prior to the Closing and/ or for which Buyer shall be indemnified by Sellers from and against subject to the terms of Section 14. Accordingly, in respect of such matters, Sellers agree with Buyer as follows:

(a)   Immediately prior to the Closing the Company will assign, transfer, and set over to Sellers (or their designees) all of the right, title, and interest of the Company in, to, and under the following assets of the Company (the "**Excluded Assets**"):

(1)   the Company's cash, cash equivalents, and restricted cash, except for (x) cash deposits (including cash deposits made under utility contracts and lease agreements), and (y) advances made by customers of the Company and held by the Company under contracts with its customers;

(2)   the Company's Accounts Receivable, refunds, notes receivable, income earned but not billed, and retentions for work completed prior to Closing;

(3)   all claims, actions, proceedings, damages, liabilities, and expenses of every kind that the Company may have against or be able to recover from any Person related to the operation of the Business prior to the Closing, whether known or unknown, including, but not limited to, all insurance claims;

(4)   the Company's tax refunds related to the operation of the Business prior to the Closing; and

(5)   the Company's interest in Barnwell Hawaiian Properties, Inc., a wholly owned subsidiary of the Company.

(b)   Buyer will not accept responsibility for, and Sellers will exercise commercially reasonable efforts to cause the Company to pay or otherwise satisfy the following debts and liabilities in existence as of the Closing Date (the "**Excluded Liabilities**"):

(1)   all Trade Payables (other than Trade Payables that relate directly to items specified in Section 2.3(d) or other prepaid assets or expenses benefiting periods following the Closing Date), notes payable (including notes payable to banks and other lenders, notes payable related to funds received under any federal, state, or local program, and notes payable to Sellers or affiliates of Sellers), and similar obligations of the Company owed to vendors and suppliers of goods and services to the Company, to Sellers (or any affiliate of Sellers), or to any other Person, as of the Closing Date, but excluding the obligations of the Company that are due and payable in the Ordinary Course of Business following the Closing Date (for the post-Closing period) under (x) equipment lease agreements related to equipment that is included in the Assets and described in Schedule 4.7, and (y) the Lease for the Leased Real Property;

(2)   all prior, current, and future liabilities and obligations arising out of or related to the Company's work performed prior to the Closing on any project, which retained liability includes (without limitation) all warranty obligations and warranty proceeds payable (including all warranty obligation for well pumps installed prior to the Closing), construction defect claims, performance bond claims, payment bond claims, and maintenance/ warranty bond claims;

(3)   all taxes of every kind owed by the Company as of the Closing Date, including general excise taxes, income taxes, withholding taxes, and property taxes as of the Closing Date;

(4)   all payment obligations of any kind owed by the Company to or for the benefit of its employees as of the Closing Date, including all salary, wages, bonuses, commissions, fees, expense reimbursements, insurance premiums, and contributions to Benefit Plans, as of the Closing Date, and all obligations owed as of the Closing Date to employees of the Company with respect to accrued but unused vacation, sick leave and paid time-off for the period of their employment prior to the Closing Date (the "**Accrued Leave Benefit Amounts**"), (which obligations shall be satisfied by the Sellers as part of the AP True-Up pursuant to Section 2.3(c)(2));

(5)   all obligations of any kind owed by the Company arising from, in respect of, or otherwise related to any Litigation against or affecting the Company, the Business, the Assets, or Sellers that has been commenced prior to the Closing Date or that is commenced after the Closing Date but arise out of actions or events that occurred prior to the Closing Date, including, but without limitation, all attorneys' fees and expenses, court costs, other costs and expenses, and all losses, claims, obligations, demands, assessments, penalties, fines, forfeitures, liabilities, costs, and damages arising from, in respect of, or otherwise related to such Litigation;

(6)   all obligations and liabilities of any kind owed by the Company under or with respect to any Contract to which the Company is a party or by which the Company is bound accrued for all periods prior to the Closing Date;

(7)   all liabilities and obligations arising out of or resulting from any failure by the Company to comply with any applicable law, judgment, order, guidelines, regulations, and rules for any period prior to the Closing Date;

(8)   all liabilities and obligations of the Company to any current or former shareholder, director, or officer of the Company or to any affiliate of the Company (including the Company's "inter-company payables"); and

(9)   all attorneys', brokers', consultants' or other advisors' fees and expenses, and other out-of-pocket costs incurred by the Sellers in connection with the Transaction, regardless of when incurred.

(c)   The parties acknowledge that it is difficult to determine the exact amounts of Excluded Assets and Excluded Liabilities of the Company immediately prior to the Closing, and because of the difficulty of such determinations, the parties agree that the following procedures will be followed at the Closing and during the three (3) month period following the Closing Date (the "**True-Up Period**"):

(1)   On or before the thirtieth (30ᵗʰ) day after the Closing Date, Sellers will deliver to Buyer a balance sheet and income statement of the Company (a "**Closing Balance Sheet**") prepared as of the Closing Date (the "**Closing Balance Sheet Date**"). The Closing Balance Sheet will include a description of all cash, all Accounts Receivable, and other Excluded Assets and all Excluded Liabilities of the Company as of the Closing Balance Sheet Date. The Closing Balance Sheet will be utilized by the parties as the basis for the true-up procedures set forth in this Section 2.3(c) during the True-Up Period.

The parties acknowledge and agree that income earned by the Company prior to the Closing Date, and expenses incurred by the Company prior to the Closing Date, that are billed or paid after the Closing, belong to Sellers and will be handled and included in the True-Up process.

(2)   Sellers will not be entitled to receive the cash or the Accounts Receivable and proceeds therefrom that are included among the Excluded Assets pursuant to Section 2.3(a)(1)&(2) until the True-Up Period has ended as provided in Section 2.3(c)(3). Any cash or Accounts Receivable included among the Excluded Assets received or recorded during the True-Up Period will be booked by the Company as a debit to cash or Accounts Receivable, as appropriate, with the offsetting credit to an accounts payable true-up account ("**AP True-Up**"), and any liabilities included among the Excluded Liabilities paid or accrued during the True-Up Period will be booked as a debit to the AP True-Up and credited to cash or the appropriate Excluded Liability account.

On the last day of each month during the True-Up Period (or on the first business day following such last day if such last day is not a business day), the Company will prepare a listing of all invoices paid during such month, at which time the Buyer will record such invoices as being pre-Closing (and thus an Excluded Liability) or post-Closing.

(3)   Within fifteen (15) days after the last day of the True-Up Period, Buyer will reconcile and close the AP True-Up and prepare a calculation that aggregates all Excluded Assets and Excluded Liabilities for the Company, provided that Sellers will be given credit for any unpaid retentions allocable to work completed prior to Closing where the Company has reasonable assurance that the retention will ultimately be paid. Any credit balance in the AP True-Up for the Company will be paid by Buyer to Sellers, in cash, by wire transfer in accordance with Sellers' instructions (but in any event within five (5) days after Buyer's delivery of the AP True-Up calculation to Sellers), and any debit balance in the AP True-Up will be paid by Sellers to the Buyer in cash, by wire transfer in accordance with Buyer's instructions, in either case as soon as practicable (but in any event within five (5) days after Buyer's delivery of the AP True-Up calculation to Sellers). In the event that Buyer and Sellers are unable to reach a mutually acceptable definitive determination with respect to the AP True-Up within thirty (30) days of the last day of the True-Up Period, the parties will attempt to resolve their dispute in accordance with the dispute resolution procedures set forth in Section 18.13.

(d)   Prorated Items. Any property taxes, other taxes, or other Excluded Liabilities that cannot be determined definitively as of the Closing Date, whether because the Company has not received property tax statements for the year in which the Closing occurs or otherwise (collectively, "**Prorated Items**"), will be paid by Sellers (who will bear responsibility for all property taxes, other taxes, and other Excluded Liabilities that have accrued to and including the Closing Date, and receive the benefit of all prepayments (including but not limited to insurance premiums) and revenue items that have accrued up to and including the Closing Date) and the Company (which will bear responsibility for all property taxes, other taxes, or other items that, but for the assumption thereof by Sellers, accrue after the Closing Date, and receive the benefit of all revenue items that have accrued after the Closing Date). With respect to such Prorated Items, on or promptly following the Closing Date, Sellers and Buyer, in good faith, will estimate the amount of any such Prorated Items that cannot be determined definitively as of the Closing Date (the "**Closing Date Estimate of Prorated Items**"), and Sellers will assume and pay such estimated Prorated Items if the Prorated Items are in favor of Buyer, and Buyer will pay such estimated Prorated Items if the Prorated Items are in favor of Sellers. If the completion of a definitive determination of such Prorated Items after the Closing Date results in the necessity for an adjustment, an adjustment will be made by Sellers and Buyers. If it is determined that, based on the Closing Date Estimate of Prorated Items, Sellers overpaid for such estimated Prorated Items, Buyer promptly will pay to Sellers the amount of such overpayment in cash, by wire transfer in accordance with the recipient's instructions; but if it is determined that, based on the Closing Date Estimate of Prorated Items, Sellers underpaid for such estimated Prorated Items, Sellers promptly will pay to Buyer the amount of such underpayment in cash, by wire transfer in accordance with the recipient's instructions. For purposes of making the definitive determination of the respective obligations of Buyer and Sellers with respect to the Prorated Items, within thirty (30) days following the date on which such definitive determination can be made, whether because of the receipt of the final property tax statement for the year in which the Closing occurs or otherwise, Buyer and Sellers, mutually and in good faith, will make the determination; and within fifteen (15) days following the date of such determination, Buyer will pay to Sellers, in cash, the amount of any overpayment made by Sellers, if that is the result of the determination, or Sellers will pay to the Buyer, in cash, the amount of any underpayment made by Sellers, if that is the result of the determination. In the event that Buyer and Sellers are unable to reach a mutually acceptable definitive determination with respect to the Prorated Items within the 30-day period contemplated by this Section 2.3(d), the parties will attempt to resolve their dispute in accordance with the dispute resolution procedures set forth in Section 18.13.

(e)   After the Closing, and subject to the procedures set forth in Section 2.3(c):

       (1)   to the extent the Company receives payments of or upon Accounts Receivable that were included among the Excluded Assets, the Company will remit such payments to Sellers (Buyer hereby agrees to cause the Company to exercise reasonable commercial efforts to collect any Accounts Receivable that are included among the Excluded Assets); and

       (2)   to the extent Sellers cause the Company to pay or perform any Excluded Liability after the Closing, Sellers will reimburse the Company for such payment promptly after receipt of notice from Buyer in accordance with Section 14.

SECTION 3   PURCHASE PRICE

3.1   **Purchase Price**. In consideration for the sale and transfer of the Shares, Buyer will pay to Sellers an aggregate purchase price in the amount of $2,000,000.00 (the "**Purchase Price**").

3.2   **Payment**. Buyer will pay the Purchase Price for the Shares as follows:

(a)   within three (3) business days of the Effective Date, Buyer will deposit with Escrow the sum of $200,000 ("**Initial Deposit**"). Until the expiration of the Due Diligence Period, the Initial Deposit shall remain fully refundable to Buyer if Buyer elects to terminate this Agreement for any reason. Following expiration of the Due Diligence Period, the Initial Deposit shall become non-refundable to Buyer except as otherwise set forth in this Agreement;

(b)   at Closing, Buyer shall deliver the balance of the Purchase Price (i.e., the Purchase Price, less the Initial Deposit) to Escrow; and

(c)   on the Closing Date, Escrow shall release to the Sellers the Purchase Price (i) less the amount of $150,000 to be placed in a holdback account pursuant to the Escrow Agreement ("**Holdback Escrow Amount**"), (ii) less Sellers' share of Closing expenses, and (iii) less all amounts required to satisfy obligations Sellers owe to any creditors with Liens on the Assets so as to ensure the release of such Liens at the Closing. Either Seller may assign to the other either its right to receive the amount or amounts payable by Escrow to Sellers under this Section 3.2(c).

3.3   **Transfer Taxes**. Sellers shall bear and pay when due any stamp or transfer taxes that may become payable in connection with the consummation of the Transaction and Sellers, at Sellers' expense, will file all necessary tax returns and other documentation with respect to all such taxes.

3.4   **Adjustment of Purchase Price –Construction Contracts.**

(a)   Attached hereto as Schedule 3.4(a) is Sellers' detailed calculation of the gross profit recognized by the Company for each of the Construction Contracts from the inception of such Construction Contracts to December 31, 2023, and the estimated gross profit yet to be recognized as of such date under GAAP using the percentage completion basis of accounting.

(b)   Within sixty (60) days after completion of all of the Construction Contracts, Buyer shall calculate the gross profit that was actually earned by the Company on each Construction Contract under GAAP, as finally determined upon completion of such Construction Contracts (the "**Look-Back Calculation**"). Any adjustments made to the Closing Balance Sheet pursuant to Section 2.3(c)(3) as a result of the AP True-Up that affect the amount of gross profit recognized by the Company on Schedule 3.4(a) as of December 31, 2023, shall be reflected in the Look-Back Calculation through an appropriate adjustment to the gross profit recognized by the Company on Schedule 3.4(a) for purposes of the Look-Back Calculation.

(c)   If the aggregate (recognized and estimated) gross profit for the Construction Contracts as of December 31, 2023, as set forth on Schedule 3.4 (a) is less than or greater than the aggregate gross profit set forth in the Look-Back Calculation for such period, then the Purchase Price will be adjusted in favor of Buyer or Sellers, as applicable, by the amount of the difference (the "**Look-Back Adjustment**"). All Look-Back Adjustments will be made net of a 33% tax withholding amount.

(d)   Sellers shall be jointly and severally liable for any payments required to be made to Buyer under this Section 3.4(c). Upon determination of a Look-Back Adjustment pursuant to Section 3.4(c), whether in favor of Buyer or Sellers, Buyer shall give notice of the amount of such Look-Back Adjustment to Sellers, which notice shall be accompanied by the Look-Back Calculation and supporting documentation and evidence. Sellers shall have thirty (30) days to object in writing to any Look-Back Adjustment proposed by Buyer. Such objection shall explain in reasonable detail the basis of Sellers' objection and shall be accompanied by supporting documentation and evidence. If Sellers' do not object within such thirty (30) day period, the Look-Back Adjustment proposed by Buyer shall be deemed to be approved and accepted by the parties and Buyer or Sellers, as the case may be, shall remit immediately available funds to the other party in the amount of the adjustment.

(e)   If Sellers object to the proposed Look-Back Adjustment, Buyer and Sellers shall seek to resolve the dispute promptly within thirty (30) days through good faith negotiations. In the event that Buyer and Sellers are unable to reach a mutually acceptable definitive determination with respect to the Look-Back Adjustment within the 30-day period contemplated by this Section 3.4(e), the parties will attempt to resolve their dispute in accordance with the dispute resolution procedures set forth in Section 18.13.

SECTION 4   REPRESENTATIONS AND WARRANTIES OF SELLERS

Except for the express representations and warranties in this Agreement, Sellers expressly exclude all warranties with respect to the Transaction, express and implied, including, but not limited to, the warranty of merchantability, the warranty of fitness for a particular purpose, and any warranties that may have arisen from course of dealing or usage of trade. Sellers jointly and severally represent and warrant to Buyer as follows:

4.1   **Organization**. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company is duly qualified to transact business in Hawaii and transacts no business in any other jurisdiction where the nature and extent of its business and properties (both owned and leased) requires qualification. The Company possesses all requisite corporate authority and power, and all licenses, including all governmental approvals, to own, lease, or operate its properties and assets and to conduct the Business as it is now being conducted or that are necessary in any material respect for the ownership, maintenance, and operation of the Business and the Assets. Sellers have delivered to Buyer accurate and complete copies of the Organizational Documents of the Company (including any amendments thereto), as in effect on and as of the Effective Date, and all such Organizational Documents are correct and complete in all respects and no amendments thereto are pending.

4.2   **Authority; Binding Obligations**. Sellers have the requisite legal power and capacity to execute and deliver this Agreement and the other Transaction documents executed or to be executed by them, to perform Sellers' obligations hereunder and thereunder, and to consummate the Transaction, and for which no consent of any governmental authority is required that has not been obtained, and no filing or other notification to any governmental authority or is required that has not been properly completed. This Agreement and the other Transaction documents executed or to be executed by Sellers have been duly executed and delivered by Sellers, and constitute (or when executed, will constitute) the valid and legally binding obligation of Sellers, and (assuming due execution and delivery by Buyer) enforceable in accordance with their terms, subject only to the application of bankruptcy, insolvency and other similar laws of general application and general principles of equity.

4.3   **Capitalization.**

(a)   All of the authorized, issued, and outstanding shares of capital stock of the Company is owned by Sellers (80% by Barnwell Canada and 20% by Barnwell Industries). There are no equity interests in the Company other than the Shares owned by Sellers in the Company. Sellers, and on the Closing Date will be, the record and beneficial owner of the Shares free and clear of all Liens, and as of the Closing Sellers will transfer the Shares to Buyer free and clear of all Liens.

(b)   The Shares have been duly authorized and validly issued, are fully paid and nonassessable, and were not issued in violation of any preemptive or other rights. The powers, privileges, and other rights, and the qualifications, limitations, or restrictions thereof in respect of the Shares are as set forth in the Organizational Documents of the Company delivered to Buyer.

(c)   At the Closing Date, except for this Agreement, there are no agreements relating to the issuance, sale, or transfer of the Shares, as applicable, or other equity interests in the Company, including, but without limitation, any such agreements that create, grant, establish, or otherwise relate to any options, warrants, conversion rights, preemptive rights, rights of first refusal, or other rights, or agreements, orally or in writing, to purchase or acquire from the Company or Sellers any shares of capital stock, or any securities convertible into or exchangeable for shares of capital stock in the Company.

(d)   The Company does not own any capital stock, partnership interests, membership interests, or other Equity Interests in or of any Person except the Company's interest in Barnwell Hawaiian Properties, Inc., a wholly owned subsidiary of the Company; and the Company has no obligation, contingent or otherwise, to provide funds to or make any investment in (in the form of a loan, capital contribution, or otherwise) any Person

4.4 **No Conflicts**. The signing and delivery of this Agreement by Sellers and the performance by Sellers of all of their obligations under this Agreement will not: (a) conflict with the Company's or Sellers' Organizational Documents; (b) breach any agreement to which the Company or Sellers is a party, or give any Person the right to accelerate any obligation of the Company or Sellers; (c) violate any law, judgment, or order to which the Company or Sellers is subject; or (d) require the consent, authorization, or approval of any Person, including, but not limited to, any governmental body.

4.5 **Financial Statements**. Sellers have delivered to Buyer true, correct and complete copies of the financial statements of the Company as listed on Schedule 4.5 (the "**Financial Statements**"). The Financial Statements: (a) fairly present in all material respects the financial condition and the results of operations, changes in shareholders' equity, and cash flow of the Company as of the dates and as of the periods specified; (b) were prepared in accordance with generally accepted accounting principles ("**GAAP**") (Sellers and the Company are part of an a affiliated group of Companies whose results are consolidated and reported on a GAAP basis); (c) reflect the consistent application of such accounting principles throughout the periods involved; and (d) were prepared in accordance with the books of account and records of the Company (which in turn, are accurate and complete in all material respects).

4.6 **Books and Records**. The books of account and records of the Company are complete and accurate in all material respects, represent actual, bona fide transactions, and have been maintained in accordance with GAAP including the maintenance of an adequate system of internal accounting controls.

4.7 **Tangible Personal Property**. All of the Company's tangible property assets, equipment, and operating fixed assets are listed on Schedule 4.7 ("**Tangible Personal Property**"). The Company has good and marketable title to Tangible Personal Property or has a valid leasehold interest in and is in possession of such Tangible Personal Property under a valid and subsisting lease contract, free and clear of all Liens. All the Tangible Personal Property is in the Company's possession and control. Each item of Tangible Personal Property is being conveyed to Buyer in strictly "as is" condition with no warranties of any kind whatsoever.

4.8 **Inventories**. Except as otherwise provided on Schedule 4.8: The Company's inventories – other than items that are obsolete or of below-standard quality, all of which have been written off or written down to net realizable value on the Most Recent Balance Sheet – are of a quality usable and, with respect to finished goods, saleable in the Ordinary Course of Business.

4.9 **Intellectual Property**.

   (a) Schedule 4.9 contains a complete list of (i) each patent, trademark, and copyright in which the Company has an ownership interest; (ii) each tradename that the Company uses; and (iii) each internet domain name and social media account that the Company uses or has registered. The Company has no intellectual property relevant to or used in its operations other than as listed on Schedule 4.9.

   (b) Except as otherwise provided on Schedule 4.9:

   (1) the Company has not and to Sellers' Knowledge no Person has alleged that the Company has infringed on the patent, trademark, copyright, or tradename rights of any Person;

   (2) the Company has not, and to Sellers' Knowledge no Person has alleged that Sellers have, misappropriated, misused, or improperly disclosed the trade secrets or confidential or proprietary information of any Person;

      (3)   to Sellers' Knowledge, no patent, trademark, copyright, tradename, or Internet domain name that is owned or used by any Person infringes the patent, trademark, copyright, or tradename rights of the Company;

      (4)   no trade secret or confidential or proprietary information of the Company has been appropriated, used, or disclosed for the benefit of any other Person or to the detriment of the Company;

      (5)   no registration of any patent, trademark, copyright, tradename, or Internet domain name that the Company has registered has become invalid or unenforceable, or is subject to any fee, tax, or other charge.

4.10   **Sufficiency of Assets**. To Sellers' Knowledge and except for the Excluded Assets, the Assets constitute all of the tangible and intangible assets necessary to conduct Business as it is now being conducted.

4.11   **Title to Assets**. Except as otherwise provided on Schedule 4.11, the Company has good title to the Assets, free from all Liens. Immediately before the Closing, the Company will possess good title to the Assets, free from all Liens.

4.12   **Taxes**. Except as otherwise provided on Schedule 4.12: (a) the Company has filed on a timely basis all tax returns and reports required to be filed by applicable laws; (b) all of the Company's filed tax returns and reports are complete and accurate; (c) the Company has paid – or made provision for the payment of – all taxes that have become due for all periods; (d) no taxing authority has asserted – or informed the Company or Sellers that it intends to assert – any deficiency in the payment of any taxes by the Company; (e) the Company is not the beneficiary of any extension of time within which to file a tax return; (f) no filed tax return of the Company has been or is currently being audited; (g) the Company has not been given or been requested to give a waiver or an extension of any statute of limitations relating to the payment of any taxes; (h) the Company is not a party to any tax sharing agreement, tax allocation agreement, tax indemnity agreement, or similar tax agreement that may require the Company to make any payment of any kind. For purposes of this Section 4.12 the term "Company" shall mean the affiliated group of companies as defined in Section 1504 of the Code of which the Company is a member and of which Barnwell Industries is the common parent.

4.13   **No Undisclosed Liabilities**. To Sellers' Knowledge, the Company has no liabilities of any kind, whether know or unknown, fixed or contingent, disputed or undisputed, matured or unmatured, liquidated or unliquidated, or secured or unsecured, except for: (a) liabilities reflected or reserved against on the Company's Most Recent Balance Sheet; (b) liabilities incurred in the Ordinary Course of Business since the date of the Company's Most Recent Balance Sheet; (c) liabilities under contracts that do not arise out of or result from a breach by Sellers; and (d) liabilities otherwise disclosed in any of the Schedules delivered in connection with this Agreement.

4.14   **No Material Adverse Change**. Since the date of the Initial Balance Sheet, no material adverse change in the financial condition of the Company has occurred. To Sellers' Knowledge no facts or circumstances exist that will likely result in a material adverse change in the financial condition of the Company since the date of the Most Recent Balance Sheet.

4.15   **No Other Changes**. Except as otherwise provided on Schedule 4.15, since the date of the Initial Balance Sheet:

      (a)   the Company has conducted the Business in the Ordinary Course of Business;

(b)   the Company has not changed its accounting methods;

(c)   no material loss or damage has occurred with respect to any Asset, whether or not the loss or damage is covered by insurance;

(d)   the Company has not received notice of any claims with respect to its surety bond, payment bond, performance bond, maintenance/warranty bond, or claims related to the performance or quality of its work (including any construction defect claims);

(e)   the Company has not increased the salary, bonus payments, benefits, or other compensation of any director, officer, or employee, other than in the Ordinary Course of Business;

(f)   no Benefit Plan has been adopted, amended, or terminated, and the Company has not withdrawn from any Benefit Plan; and

(g)   no customer or supplier of the Company has indicated to the Company or Sellers an intention to discontinue or change the terms of the customer's or supplier's business relationship with the Company.

4.16   **Contracts**.

(a)   Schedule 4.16 contains or will be amended by mutual agreement of the parties prior to Closing to contain a complete list of: (1) all contracts, written or oral, to which the Company is a party or by which the Company is bound and that relate to or concern the Business and/or the Assets; and (2) any proposal in writing that has been submitted by the Company to a prospective customer that is pending or outstanding as of the Effective Date, whether in the form of a written bid, offer, memorandum of understanding, term sheet, or similar document.

(b)   Except as set forth in Schedule 4.16, there are no warranty claims pending or, to the Sellers' Knowledge threatened with respect to work performed by the Company, and neither the Company nor Sellers have received notice of any pending or threatened warranty claim.

(c)   Except as otherwise provided on Schedule 4.16:

(1)   true and correct copies of all the written contracts listed in Schedule 4.16 have been made available by the Sellers to the Buyer for review, to the extent such contracts are in writing.

(2)   the Company has complied with the terms and conditions of each contract listed on Schedule 4.16;

(3)   to Sellers' Knowledge, each other Person that is a party to a contract listed on Schedule 4.16 has complied with the terms and conditions of the contract, and the Company has no Liens pending or threatened against any project owners or subcontractors;

(4)   no Assumed Contract has become invalid or unenforceable;

(5)	to Sellers' Knowledge, no event has occurred or circumstances exist that will likely: (A) result in the Company's failure to comply with the terms and conditions of any contract listed on <u>Schedule 4.16</u>; (B) give any Person the right to terminate any Assumed Contract; or (C) give any Person the right to accelerate any obligation of the Company under any Assumed Contract;

(6)	neither the Company nor Sellers have received any notice from any Person regarding any actual or alleged failure by the Company to comply with the terms and conditions of any contract listed on <u>Schedule 4.16</u>.

4.17	**Compliance With Laws**. Except as otherwise provided on <u>Schedule 4.17</u>: (a) the Company has complied with all applicable laws that are or were applicable to it or to the conduct or operation of its Business during the five-year period before the date of this Agreement; (b) to Sellers' Knowledge, no event has occurred or circumstances exist that will likely result in the Company's failure to comply with any applicable law; and (c) during the five-year period before the date of this Agreement, neither the Company nor Sellers have received any notice from any governmental authority or other Person regarding any actual or alleged failure by the Company to comply with any law.

4.18	**Governmental Authorizations**. <u>Schedule 4.18</u> contains a complete list of each license, permit, registration, and other governmental authorization of the Company. Except as otherwise provided on <u>Schedule 4.18</u>: (a) the Company's governmental authorizations constitute all of the governmental authorizations required to conduct the Business as it is now being conducted; (b) the Company has complied with the terms and conditions of each governmental authorization of the Company; (c) to Sellers' Knowledge, no event has occurred or circumstances exist that will likely result in the Company's failure to comply with the terms and conditions of any governmental authorization of the Company; (d) neither the Company nor Sellers have received any notice from any governmental authority or other Person regarding any actual or alleged failure by the Company to comply with the terms and conditions of any governmental authorization of the Company; and (e) no governmental authorization of the Company has become invalid or unenforceable, or is subject to any fee, tax, or other charge that is due and owing but not paid as of the Closing Date.

4.19	**Legal Proceedings**. <u>Schedule 4.19</u> contains a complete list of Litigation that is pending or, to the Sellers' Knowledge, threatened against the Company. the Company has delivered to Buyer complete and accurate copies of all pleadings, correspondence, and other documents relating to each proceeding listed on <u>Schedule 4.19</u>. To Sellers' Knowledge, except as otherwise provided on <u>Schedule 4.19</u>: (a) no event has occurred or circumstances exist that will likely result in a proceeding against the Company; and (b) no proceeding listed on <u>Schedule 4.19</u> will likely result in a material adverse change in the financial condition of the Company.

4.20	**Orders**. <u>Schedule 4.20</u> contains a complete list of each judgment or order to which the Company or the Company's performance, payment, maintenance/warranty, or registration bond is subject. Except as otherwise provided on <u>Schedule 4.20</u>: (a) the Company has complied with the terms and conditions of each judgment and order to which the Company is subject; (b) to Sellers' Knowledge, no event has occurred or circumstances exist that will likely result in the Company's failure to comply with the terms and conditions of any judgment or order to which the Company is subject; and (c) neither the Company nor Sellers have received any notice from any governmental authority or other Person regarding any actual or alleged failure by the Company to comply with the terms and conditions of any judgment or order to which the Company is subject.

4.21   **Employee and Labor Matters**.

(a)   <u>Schedule 4.21</u> contains a complete list of: all Persons who are employees of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) job title or position (including whether full-time or part-time); (iii) hire or retention date; (iv) current annual base compensation rate or contract fee; (v) commission, bonus, or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.

(b)   For each employee listed on <u>Schedule 4.21</u>, the relationship to the Company is that of an at-will employee and there is no individual contract for employment, severance, or change-of-control benefits, or the provision of wages or compensation except as disclosed on <u>Schedule 4.21.</u>

(c)   the Company has complied with the federal Worker Adjustment and Retraining Notification Act of 1988 ("**WARN Act**"), and similar state, local, and foreign laws related to plant closings, relocations, mass layoffs and employment losses. In the last six years, there has been no "mass layoff" or "plant closing" as defined by the WARN Act or any similar state or local laws applicable to the Company in connection with a termination of any of the Company's employees for which the Company has or would reasonably be expected to have any liability.

4.22   **Employee Benefits.** <u>Schedule 4.22</u> sets forth a complete and accurate list of all Benefit Plans sponsored, maintained, or contributed to or required to be contributed to by the Company for the benefit of any present or former officers, employees, contractors, or consultants of the Company (collectively, the "**Company Benefit Plans**"). A current, accurate, and complete copy of each Company Benefit Plan (or summary thereof) has been provided to the Buyer. Each Company Benefit Plan has been and is currently administered in all material respects in compliance with its contracts and constituent documents and all reporting, disclosure, and other requirements of ERISA and the IRC applicable to such Company Benefit Plan. Each Company Benefit Plan that is an employee pension benefit plan (as defined in Section 3(2) of ERISA) and that is intended to be qualified under Section 401(a) of the Code (a "**Pension Plan**"), if any, has been determined to be so qualified and no condition exists that would adversely affect any such determination. True and correct copies of the most recent annual report on Form 5500 and any attached schedules for each Company Benefit Plan (if any such report was required by applicable Law) and a true and correct copy of the most recent determination letter issued by the IRC for each Pension Plan (if any) have been provided to the Buyer. With respect to each Company Benefit Plan, there is no Litigation pending or, to Sellers' Knowledge, threatened. Full payment has been made of all amounts that the Company was required to have paid as a contribution to each Company Benefit Plan as of the last day of the most recent fiscal year of such Company Benefit Plan ended prior to the Closing Date. No Company Benefit Plan, other than a Pension Plan or employee medical plan, provides benefits to any individual after termination of employment. With respect to any Company Benefit Plan that is funded wholly or partially through an insurance policy, all premiums required to have been paid through the Effective Date under the insurance policy have been paid, all premiums required to be paid under the insurance policy through the Closing Date will have been paid on or before the Closing and, as of the Closing Date, there will be no liability of the Company under any insurance policy or ancillary contract with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing Date.

4.23   **Environmental**. Except as otherwise provided on <u>Schedule 4.23</u>:

(a)   to Sellers' Knowledge, the Company has no liabilities or obligations of any kind arising out of any Environmental Law, whether known or unknown, fixed or contingent, disputed or undisputed, matured or unmatured, liquidated or unliquidated, or secured or unsecured;

(b)   the Company is not a party to any contract, settlement agreement, or other similar arrangement that requires or may require the Company to have any liability or obligation of any kind arising out of any Environmental Law;

(c)   to Sellers' Knowledge, no event has occurred or circumstances exist that will likely result in the Company having any liability or obligation of any kind arising out of any Environmental Law;

(d)   to Sellers' Knowledge, no event has occurred or circumstances exist that will likely result in the Company's failure to comply with any applicable Environmental Law;

(e)   neither the Company nor Sellers have received any notice from any governmental authority or other Person regarding any actual, alleged, or potential failure by the Company to comply with any Environmental Law;

(f)   no Litigation relating to any Environmental Law is pending or, to Sellers' Knowledge, threatened against the Company;

(g)   to Sellers' Knowledge, no event has occurred or circumstances exist that will likely result in a proceeding relating to any Environmental Law against the Company;

(h)   the Company is not subject to any judgment or order relating to any Environmental Law;

(i)   to Sellers' Knowledge, no Hazardous Substance is present on any real property in which the Company has or had an ownership interest or that the Company uses or used in violation of any Environmental Law; and

(j)   to Sellers' Knowledge, no Hazardous Substance has been spilled, discharged, or otherwise released on or into any real property in which the Company has or had an ownership interest or that the Company uses or used.

4.24   **Bonds**. The Company has delivered to Buyer a complete and accurate copy of each outstanding performance bond, payment bonds, and maintenance/warranty bond of the Company and each registration bonds of the Company. The Company has complied with the terms and conditions of each such bond. To Sellers' Knowledge, no event has occurred or circumstances exist that will likely result in the Company's failure to comply with the terms and conditions of any outstanding bond. the Company and Sellers have not received notice from any Person regarding any actual or alleged failure by the Company to comply with the terms and conditions of any outstanding bond. There have been no claims or judgments against any such bond.

4.25   **No Brokers or Finders**. Neither the Company nor Sellers have incurred any liability or obligation – whether contingent or otherwise – for a brokerage commission, a finder's fee, or any other similar payment in connection with the Transaction.

4.26   **Safety Matters**. Except as set forth in <u>Schedule 4.26</u>, the Company has complied and is in compliance with all Safety Requirements, and the Company has no liability under any Safety Requirements. Sellers have no Knowledge of any alleged violation or liability arising under any Safety Requirements. Neither the Company nor Sellers have received any written or, to Sellers' Knowledge, oral notice of any violation of, or any liability or corrective or remedial obligation under, any Safety Requirements. The Company is not subject to any pending, or to Sellers' Knowledge, threatened action arising under Safety Requirements.

4.27 **Corporate Records.** Except as set forth in <u>Schedule 4.27</u>, the Corporate Records of the Company are accurate and contain complete and accurate originals or copies of the Organizational Documents of the Company and all amendments thereto, minutes of all meetings of shareholders and directors (and committees thereof) at which records or minutes were maintained or prepared, and of all actions of shareholders and directors taken by written consent without a meeting, a record of which was maintained or prepared, since the date of organization, and the Corporate Records accurately reflect in all material respects all actions taken by directors and shareholders, with respect to all transactions referred to in such minutes and consents and of the stock or equity interest records of the Company, including the issuance of all the Shares, and all other equity interests at any time issued by the Company.

4.28 **Leased Real Property.** The Company does not own any real property. The only real property leased by the Company is described in <u>Schedule 4.16</u> (the "**Leased Real Property**"). The Company has the right, pursuant to the leases for the Leased Real Property to occupy and use the Leased Real Property in the conduct of the Business and true and correct copy of said leases have been provided to Buyer. The Company is in possession of the Leased Real Property and utilizes the Leased Real Property in the conduct of the Business. Except as set forth on <u>Schedule 4.28</u>, to Sellers' Knowledge, the facilities and leasehold improvements that comprise or that are located on the Leased Real Property are structurally sound, in good operating condition and repair, and adequate for the uses to which they are put, and none of such facilities or leasehold improvements needs maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

4.29 **Warranty**. All services provided and all products or goods manufactured, sold, leased or delivered by the Company have been in conformity with all applicable contractual commitments and all express and implied warranties, and, except as set forth in <u>Schedule 4.29</u>, the Company has no liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company or any Subsidiary giving rise to any liability) for replacement or repair thereof or other damages in connection therewith. Except as set forth in <u>Schedule 4.29</u>, no service provided or product or good manufactured, sold, leased or delivered by the Company is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale.

4.30 **Insurance.** <u>Schedule 4.30</u> contains: (a) a list and description of all insurance policies naming the Company as an insured at any time within three (3) years preceding the Effective Date; (b) a list and description of all pending applications for insurance policies; (c) any statements by an auditor of the Company's Financial Statements with regard to the adequacy of coverage or of the reserves for claims; (d) a summary of any loss experience within three (3) years preceding the Effective Date under each policy that identifies the claimant and the nature of the claim; and (e) a summary of each loss experience within three (3) years preceding the Effective Date for all claims that were self- insured, including the number and aggregate cost of such claims. All insurance policies to which the Company is a party or that provide coverage to the Company are valid, outstanding, and enforceable; and are issued by an insurer that is financially sound and in good standing. Except as set forth in <u>Schedule 4.30</u>, the Company has paid all premiums due and has otherwise performed all of its obligations under each policy, and the Company has given proper notice to the insurer of all known claims that may be insured. Except as set forth in <u>Schedule 4.30</u>, the insurance policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. The Company has not received any refusal of coverage or any notice that a defense will be afforded with a reservation of rights. The Company has not received any notice of cancellation or other similar indication that any insurance policy is no longer in effect or will not be renewed, or any refusal, for any reason, to issue an insurance policy or provide insurance coverage sought by the Company from any insurance company.

4.31 **Bank Accounts.** Schedule 4.31 sets forth the name of each bank, safe deposit company, or other financial institution in which the Company has an account, lock box, or safety deposit box and the names of all Persons authorized to draw thereon or have access thereto.

4.32 **Directors and Officers; Resignations.** Schedule 4.32 contains an accurate and complete list of all Persons who, at the Effective Date, serve as directors or officers of the Company. At the Closing, Sellers will cause each such Person to resign as a director and officer of the Company by submitting written resignations to Buyer.

4.33 **Certain Payments.** Neither the Company nor, to Sellers' Knowledge, any director, officer, employee, or agent of the Company, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, whether in money, property, or services (i) to obtain favorable treatment in securing business for the Company, (ii) to pay for favorable treatment for business secured by the Company, (iii) to obtain special concessions, or for special concessions already obtained, for or in respect of the Company or the Business, or (iv) in violation of any applicable law, or (b) established or maintained any fund or asset with respect to the Company or the Business that has not been recorded in the books and records of the Company. For the avoidance of doubt, the payment by the Company of sales commissions and offering and providing free materials, discounts, credits, or similar payments or arrangements in the Ordinary Course of Business in a manner that does not violate any applicable law, is not deemed to be an improper payment within the meaning of this Section 4.33.

4.34 **CARES Act Compliance.**

(a)   Schedule 4.34(a) sets forth all loans issued through the Payroll Protection Plan pursuant to the CARES Act (each, a "**PPP Loan**") that the Company and its affiliates (for purposes of this Section 4.34, as such term is defined by U.S. Small Business Administration ("**SBA**") regulations) have received. Each of the Company and its affiliates was eligible for its respective PPP Loan at the time of application, and truthfully and accurately completed the application for such PPP Loan. Each of the Company and its affiliates correctly determined the loan amount that they were eligible for under the CARES Act, and the loan documents represent such applied for amount.

(b)   To the extent that the consummation of the transactions contemplated by this Agreement may result in an event of default under the PPP Loan documents, the Company and its affiliates have obtained, or will have obtained before the Closing, all necessary waivers, approvals and consents. Notwithstanding this requirement, the PPP Loan is not being assumed by the Buyer and the Seller's indemnification requirement herein would apply if the Buyer is subjected to any claims or damage as a result of the Company's default under the PPP Loan documents.

(c)   The Company and its affiliates have used the PPP Loans solely in accordance with all applicable laws governing such receipt and use, as the same may be modified from time to time by the applicable governmental authority or further legislation, as applicable.

(d)   Schedule 4.34(d) sets forth all other funds or advance payments received by the Company pursuant to the CARES Act and any other COVID-19 relief funds, loans or grants issued by a governmental authority. The Company: (i) has met the qualifications to receive such funds; (ii) has truthfully and accurately submitted any attestations or applications required for receipt of such funds; (iii) is in compliance, in all material respects, with all terms and conditions required in order to receive such funds; (iv) otherwise met and meets all requirements and qualifications in order to receive, use and retain such funds; and (v) has made available for inspection by the Buyer true, correct, and complete copies of all documentation related to such funds.

4.35 **Disclosure**. To Sellers' Knowledge, no representation or warranty made by the Company and Sellers Shareholder in this Agreement includes any untrue statement or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

SECTION 5   REPRESENTATIONS AND WARRANTIES OF BUYER

Except for the express representations and warranties in this Agreement, Buyer expressly excludes all warranties with respect to the Transaction, express and implied. Buyer represents to Sellers as follows:

5.1 **Organization**. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Hawaii.

5.2 **Authority**. Buyer has full power and authority to sign and deliver this Agreement and to perform all of Buyer's obligations under this Agreement. At Closing, Buyer will have full corporate power and authority to conduct Buyer's business, to own and use the Assets, and to perform all of Buyer's obligations under Buyer's Closing documents and the Assumed Contracts.

5.3 **Binding Obligation**. This Agreement is the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other similar laws of general application or by general principles of equity.

5.4 **No Conflicts**. The signing and delivery of this Agreement by Buyer and the performance by Buyer of all of Buyer's obligations under this Agreement will not: (a) conflict with Buyer's Organizational Documents; (b) breach any agreement to which Buyer is a party, or give any Person the right to accelerate any obligation of Buyer; (c) violate any law, judgment, or order to which Buyer is subject; or (d) require the consent, authorization, or approval of any Person, including, but not limited to, any governmental body.

5.5 **Legal Proceedings**. No Litigation is pending or, to Buyer's knowledge, threatened against Buyer that: (a) involves any challenge to or seeks any damages or other relief in connection with the Transaction; or (b) may have the effect of prohibiting, delaying, making illegal, imposing material limitations or conditions on, or otherwise interfering with the Closing.

5.6 **No Brokers or Finders**. Buyer has not incurred any liability or obligation – whether contingent or otherwise – for a brokerage commission, a finder's fee, or any other similar payment in connection with the Transaction.

5.7 **Disclosure**. No representation or warranty made by Buyer in this Agreement includes any untrue statement or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

SECTION 6   COVENANTS OF SELLERS BEFORE CLOSING

Sellers jointly and severally covenant to Buyer as follows:

6.1   **Buyer's Investigation**. During the Due Diligence Period (defined below) and upon reasonable advance notice from Buyer, Sellers will cause the Company to do the following during the Company's regular business hours and in a manner that does not unreasonably interfere with the operation of the Business: (a) afford Buyer and Buyer's representatives full and free access to the Company's personnel, properties, contracts, governmental authorizations, books of account and records (including financial statements), safety records, prior claim and release documents, and other data related to the Assets and the Assumed Contracts (b) provide Buyer and Buyer's representatives with copies of all contracts, governmental authorizations, books of account and records, and other data related to the Assets and the Assumed Contracts that Buyer may reasonably request; and (c) otherwise cooperate and assist with Buyer's investigation of the Assets, the Assumed Contracts, and the Business. Prior to the Closing, Sellers will provide a complete list of all governmental authorizations described in Section 2.2(e), together with any documentation in the Company's possession related to the assignability of such governmental authorizations. [Redacted]

6.2   **Due Diligence Review.** Buyer shall have a period running form the Effective Date and ending immediately prior to Closing ("**Due Diligence Period**") within which to conduct its due diligence ("**Due Diligence Review**"). Buyer acknowledges that as of the Effective Date, it has had the opportunity to begin its Review. Buyer may continue its review during the Due Diligence Period and may otherwise conduct such investigations as Buyer deems critical to its evaluation of the purchase. Buyer's investigation will be at Buyer's sole cost and expense, and Buyer will indemnify, defend and hold the Company and Sellers free and harmless from and against any Liens, claims, losses, liabilities, damages, legal fees and costs, including without limitation claims for personal injury, death or property damage, arising out of or in connection with the entry by Buyer and its agents and consultants onto the Company's business premises. This Section 6.2 will survive the Closing or the termination of this Agreement.

6.3   **Acceptance of the Assets**. Buyer's obligations under this Agreement shall be contingent during the Due Diligence Period upon Buyer being satisfied in its sole discretion with the results of its Due Diligence Review. Buyer may deliver to the Company a notice of its election to withdraw from the Transaction and this Agreement ("**Termination Notice**") at any time prior to or at the expiration of the Due Diligence Period. If no Termination Notice is delivered by Buyer prior to the expiration of the Due Diligence Period, Buyer will be deemed to have waived its right to terminate this Agreement, except for the Company's failure or inability to perform the Company's obligations hereunder, and except for termination in accordance with Section 15.1(c). If Buyer delivers to the Company a Termination Notice at any time prior to the expiration of the Due Diligence Period, or if the Agreement is otherwise terminated under Sections 15.1(a), 15.1(c), 15.1(d), or 15.1(e), then this Agreement at once shall terminate, Buyer's Initial Deposit shall be promptly returned to Buyer by Escrow, less Escrow's charges, and the parties hereto shall be released from all further obligations and liabilities hereunder except with respect to the Surviving Provisions. Sellers may but shall have no obligation under this Agreement, to remedy, cure or resolve any matter identified or disclosed by Buyer's Due Diligence Review.

6.4   **Conduct of the Business**. Until the Closing, Sellers will cause the Company to: (a) conduct the Business only in the Ordinary Course of Business; (b) not bid or enter into any new contract for work unless Buyer approves the bid and contract and the counterparty to the contract consents to the assignment of the contract to Buyer at (and contingent upon) Closing; (c) not change its accounting methods; (d) use its best efforts to preserve the Business organization and the Company's relations and goodwill with the Company's customers, suppliers, lessors, creditors, employees, agents, and other business relations; (e) ensure that its books of account and records are complete and accurate in all material respects, represent actual, bona fide transactions, and are maintained in accordance with sound business practices; (f) keep the Tangible Personal Property in good repair and operating condition, reasonable wear and tear and damage from casualty excepted; (g) perform all of the Company's liabilities and obligations under all contracts to which the Company is a party; (h) maintain the insurance coverage under the Company's policies that provide coverage to the Company as of the date of this Agreement; and (i) comply with all applicable laws, judgments, and orders.

6.5 **Notification**. Until the Closing, Sellers will promptly notify Buyer if the Company and/or Sellers obtain Knowledge of: (a) any material change in the business of the Company; (b) any material adverse change in the financial condition of the Company; (c) any material loss or material damage with respect to any Asset whether or not the loss or damage is covered by insurance; (d) any breach by Sellers of any representation or warranty in <u>Section 4</u>; (e) the occurrence after the date of this Agreement of any fact or condition that would cause Sellers to breach any representation or warranty in <u>Section 4</u> if the representation or warranty were made as of the date of the occurrence; or (f) any breach by the Company and/or Sellers of any covenant in this <u>Section 6.5</u>.

6.6 **Exclusivity**. Unless this Agreement is terminated:

    (a)   Sellers will, and will cause the Company to, negotiate exclusively with Buyer concerning the sale of the Assets or the Shares; and

    (b)   Sellers will not, through the Company, any representative or otherwise: (1) provide any information or make any proposal or request to any other Person concerning an acquisition of substantially all of the Assets or the Shares, whether by sale, merger, consolidation, or otherwise; or (2) solicit, discuss, consider, or accept any proposal or request from any other Person concerning such an acquisition.

6.7 **Filings and Notices**. Sellers will, and will cause the Company to, make all filings and give all notices that the Company and/or Sellers are required to make and give to close the Transaction.

6.8 **Consents**. Sellers will, at Sellers' sole cost and expense, use commercially reasonable best efforts to obtain all consents, authorizations, and approvals that the Company and/or Sellers are required to obtain to close the Transaction and to assign the Assumed Contracts to Buyer. Sellers will cooperate with Buyer with respect to all consents, authorizations, and approvals that Buyer is required to obtain to close the Transaction and to conduct business immediately after the Transaction.

6.9 **Conditions**. Sellers will use their commercially reasonable efforts to cause the conditions in <u>Section 8</u> to be satisfied.

SECTION 7   COVENANTS OF BUYER BEFORE CLOSING

Buyer covenants to Sellers as follows:

7.1 **Filings and Notices**. Buyer will make all filings and give all notices that Buyer is required to make and give to close the Transaction. Buyer will cooperate with Sellers with respect to all filings and notices that the Company and/or Sellers are required to make and give to close the Transaction.

7.2 **Consents**. Buyer will use Buyer's commercially reasonable best efforts to obtain all consents, authorizations, and approvals that Buyer is required to obtain to close the Transaction. Buyer will cooperate with Sellers with respect to all consents, authorizations, and approvals that the Company and/or Sellers are required to obtain to close the Transaction.

7.3   **Conditions**. Buyer will use Buyer's commercially reasonable efforts to cause the conditions in Section 9 to be satisfied.

SECTION 8   CONDITIONS TO BUYER'S CLOSING OBLIGATIONS

Buyer's obligation to close the Transaction is subject to the satisfaction of the following conditions:

8.1   **Accuracy of Representations and Warranties.** The representations and warranties of Sellers contained in this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any other representation or warranty not qualified by materiality) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

8.2   **Performance of Covenants**. Sellers must have performed and complied with all Sellers' covenants in Section 6 in all material respects.

8.3   **Closing Documents**. Sellers must have caused the following items to be delivered to Buyer:

(a)   the items set forth in Section 10.2;

(b)   for each Lien on an Asset that is not a Permitted Closing Encumbrance, a release from the applicable secured party;

(c)   certificates of good standing from the Secretary of State of the State of Delaware and the Department of Commerce and Consumer Affairs of the State of Hawaii dated not earlier than ten (10) days before the Closing Date, certifying as to the authority or good standing of the Company, or the Company's registration to do business in the applicable State;

(d)   a tax status certificate from the Hawaii Department of Taxation dated not earlier than fifteen (15) days before the Closing Date, certifying that the Company has paid all applicable Hawaii taxes;

(e)   the Closing Inventory List; and

(f)   any other documents that Buyer may reasonably request to evidence: (1) the accuracy of Sellers' representations and warranties in Section 4; (2) Sellers' performance of and compliance with Sellers covenants in Section 6; or (3) the satisfaction of any condition in this Section 8.

8.4   **Consents**. The consents, authorizations, and approvals set forth on Schedule 8.4 must have been obtained by Sellers at Sellers' sole cost and expense.

8.5   **No Legal Proceedings**. No Litigation must be pending or have been threatened against the Company, Sellers or Buyer that: (a) involves any challenge to or seeks any damages or other relief in connection with the Transaction; or (b) may have the effect of prohibiting, delaying, or imposing material limitations or conditions on the Closing.

8.6   **No Conflict**. The Closing must not violate any law, judgment, or order to which Buyer, the Company or Sellers is subject. No judgment or order of any governmental authority or arbitrator must be in effect as of the Closing Date that prohibits the Closing.

8.7 **Due Diligence**. Buyer must have completed, to Buyer's satisfaction, its Due Diligence Review of the Company, the Business, the Assets and Assumed Contracts. Buyer may, in its sole discretion and at any time prior to the expiration of the Due Diligence Period, elect to exclude any assets from the Assets to be purchased at Closing if Buyer determines that the assets have no value to Buyer. Prior to the expiration of the Due Diligence Period, Buyer will provide Sellers with a detailed list of all assets to be included with the Excluded Assets; provided that Sellers shall have no obligation to reduce the Purchase Price for the Shares by the value of such additional Excluded Assets.

8.8 **No Material Adverse Change**. No material adverse change to the Business (including the Assets) shall have occurred since the date of this Agreement. A material adverse change may include, but is not limited to, any material change in business prospects, customers, vendors, or sales pipeline due to a pandemic, including the COVID-19 virus and any mutation thereof, and the action of any governmental authorities in response thereto.

8.9 [Redacted]

8.10 Disclosure Schedules. Sellers must have delivered all disclosure schedules to this Agreement.

SECTION 9   CONDITIONS TO SELLERS' CLOSING OBLIGATIONS

Sellers' obligations to close the Transaction are subject to the satisfaction of the following conditions:

9.1 **Accuracy of Representations and Warranties**. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any representation or warranty not qualified by materiality) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

9.2 **Performance of Covenants**. Buyer must have performed and complied with each of Buyer's covenants in Section 7 in all material respects.

9.3 **Closing Documents**. Buyer must have caused the following items to be delivered to Sellers:

(a)   the items set forth in Section 10.3;

(b)   any other documents that Sellers may reasonably request to evidence: (1) the accuracy of Buyer's representations and warranties in Section 5; (2) Buyer's performance of and compliance with Buyer's covenants in Section 7; or (3) the satisfaction of any condition in this Section 9.

9.4 **No Conflict**. The Closing must not violate any law, judgment, or order to which Buyer, the Company or Sellers are subject. No judgment or order of any governmental authority or arbitrator must be in effect as of the Closing Date that prohibits the Closing.

9.5 **Contracts.** Buyer has agreed to assume and perform all of the contracts listed in Schedule 4.16.

SECTION 10 CLOSING

10.1 **Closing**. The Closing will take place at the offices of Escrow on February 29, 2024, or at such other place or time that the parties may mutually agree upon.

10.2 **Obligations of Sellers**. Sellers will deliver the following items to Buyer at the Closing:

    (a)   the certificates representing the Shares duly endorsed (or accompanied by duly executed stock powers), for transfer to the Buyer;

    (b)   the Escrow Agreement signed by Sellers;

    (c)   a certificate signed by Sellers certifying to Buyer that: (1) the representations and warranties of Sellers contained in this Agreement, are true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any other representation or warranty not qualified by materiality) on and as of the Closing Date; and (2) Sellers have performed and complied with each of the covenants set forth in <u>Section 6</u> in all material respects;

    (d)   all Consents required to be obtained from or provided to third-Persons necessary for the consummation of the Transaction, including, but without limitation, all Governmental Approvals

    (e)   a duly executed FIRPTA Certificate;

    (f)   if not previously delivered, the Seller will deliver to the Buyer the Closing Date Estimate of Prorated Items, and the Closing Inventory List;

    (g)   those directors and officers of the Company whose resignations are requested by the Buyer pursuant to <u>Section 4.32</u>, if any, to submit such resignations to the Buyer;

    (h)   possession of the Assets.

10.3 **Obligations of Buyer**. Buyer will deliver the following items to Sellers at the Closing:

    (a)   a wire transfer by Buyer to Escrow Agent for $1,800,000.00;

    (b)   the Escrow Agreement signed by Buyer;

    (c)   a wire transfer or check signed by Buyer for prorated expenses with respect to the Assets and the Assumed Contracts if applicable, to the extent that the prorations can be made at the Closing; and

    (d)   a certificate signed by Buyer certifying to Sellers that: (1) the representations and warranties of Buyer contained in this Agreement are true and correct in all respects; and (2) Buyer has performed and complied with each of the covenants set forth in <u>Section 7</u> in all material respects.

10.4 **Failure of Closing**. In the event that the Closing does not occur for any reason other than Buyer's default under this Agreement, Escrow, unless it is notified by Sellers to the contrary within five (5) days after Buyer request for the return of Buyer's Initial Deposit, will return Buyer's Initial Deposit to Buyer.

SECTION 11 COVENANTS OF SELLERS AFTER CLOSING

Sellers jointly and severally covenant to Buyer as follows:

11.1 **Excluded Liabilities**. Except to the extent the same are paid by the Company pursuant to <u>Section 2.3(e)(2)</u>, Sellers will pay and perform the Excluded Liabilities in their entirety, provided that Sellers will have the right to contest and compromise any Excluded Liability in Sellers' reasonable discretion and without cost to Buyer or the Company.

11.2 **Employees**. Sellers will pay all of the Company's liabilities and obligations to each Company employee arising out or resulting from the employee's service as an employee of the Company up to the Closing Date, including, but not limited to, all wages, commissions, bonuses and Accrued Leave Benefit Amounts.

11.3 **Business Relations**. For a period of two (2) years after the Closing, Sellers will cooperate with Buyer in Buyer's efforts to preserve the Company's relations and goodwill with its customers, suppliers, lessors, creditors, employees, agents, and other business relations of the Company that existed before the Closing.

11.4 **Business Referrals**. For a period of two (2) years after the Closing, Sellers will refer to Buyer all customer and supplier inquiries that Sellers receive in connection with the Business.

11.5 **No Disparagement**. After the Closing, Sellers will make any disparaging statements about Buyer, the Company, the Business, the Assets, or any present or future shareholder, director, member, manager, partner, officer, or authorized representative of the Company or Buyer.

11.6 **Bonding.** Sellers perform such acts and provide such assurances as may be required to keep and maintain all bonds pertaining to the Assumed Contracts that are in place as of the date of this Agreement (including the Company's surety bond, payment bond, performance bond, and maintenance/ warranty bond) –together with all corresponding bond indemnities—in full force and effect until such time that all project work is completed under the Assumed Contracts.

11.7 **Delivery of Documents.** At the Closing, Sellers will deliver to the Buyer all documents relating to the Shares, the Business, and the Assets, and the current and proposed operations of the Business, including, without limitation, all Corporate Records, files relating to the Assumed Contracts, and any information or data relating to the operation of the Business or the Assets stored on computer disks and any electronic media, including computers.

11.8 **Further Assurances.** At any time at the reasonable request of Buyer, Sellers promptly will execute, acknowledge, and deliver or cause to be executed, acknowledged, and delivered to Buyer such instruments of transfer, assignment, and conveyance, and other documents, in form and substance reasonably satisfactory to Buyer, as will be necessary to vest in, or assure, Buyer all right, title, and interest in and to the Shares, free and clear of all Liens, and will use commercially reasonable efforts to cause to be taken such other action as Buyer at any time reasonably may require to more effectively implement and carry into effect the Transaction.

11.9 **General Waiver and Release.** Effective as of the Closing Date, Sellers, on the Sellers' behalf and on behalf of their successors and assigns (collectively, the "**Seller Releasing Parties**"), unconditionally and irrevocably release, waive, and forever discharge the Company from any and all claims, rights to indemnity, demands, judgments, causes of action, and liabilities of any nature whatsoever, whether known or unknown, suspected or claimed, arising directly or indirectly from any action, omission, event, or transaction occurring on or prior to the Closing Date, which, for the avoidance of doubt, includes any and all claims of breach and causes of action based on alleged breach and associated liabilities arising out of or relating to any commercial arrangement or agreement between Sellers and the Company entered into prior to the Closing, but excluding Sellers' claims and rights expressly set forth in this Agreement or any other Transaction documents. Without limiting the foregoing, Sellers expressly waive and relinquish all rights afforded by any applicable law that limits in any manner the release set forth in this <u>Section 11.9</u>. Sellers represent and warrant to Buyer that (a) there are no Liens, or claims of Lien, or assignments in law or equity or otherwise against any of the claims or causes of action released herein, (b) Sellers have not transferred any such claims or causes of action to any Person, and (c) Sellers are fully authorized and entitled to give the releases specified in this <u>Section 11.9</u>.

11.10 **Post-Closing Accounting Costs**. Sellers agree to reimburse Buyer for fifty percent (50%) of the Company's accounting costs incurred during the True-Up Period.

SECTION 12   COVENANTS OF BUYER AFTER CLOSING

Buyer covenants to Sellers as follows:

12.1 **Assumed Contracts.** After the Closing, Buyer (through its acquisition of the Company) will assume and perform the Assumed Contracts in their entirety in accordance with the terms thereof, provided that Buyer will have the right to contest and compromise any Assumed Contract obligation in Buyer's reasonable discretion and without cost to Sellers.

12.2 **Employee Matters.** Buyer intends to cause the Company to continue employment for all, or substantially all, employees of the Company who are engaged in the Business on terms substantially similar to those under which such employees are currently engaged; provided, that, after the Closing, Buyer may cause the Company to only offer the Company's employees those benefits that are customarily provided by Buyer and its affiliates to similarly situated employees of Buyer and its affiliates. The parties do not intend to create any third-Person beneficiary rights respecting any employee of the Company as a result of the provisions of this Agreement and specifically hereby negate any such intention.

12.3 **Records**. Buyer will retain the Company data and records included in the Assets for a period of three (3) years after the Closing Date. During the three-year period and upon reasonable advance notice from Sellers, Buyer will, during Buyer's regular business hours and in a manner that does not unreasonably interfere with the operation of Buyer's business, afford the notifying party and its representatives reasonable access to the Company data and records included in the Assets.

SECTION 13   OTHER COVENANTS

13.1 **Noncompetition**. The Noncompetition, Non-Solicitation and Confidentiality Provisions attached as <u>Appendix B</u> are incorporated by reference into this <u>Section 13</u>.

SECTION 14   INDEMNIFICATION

14.1 **Survival**. Unless otherwise specified in this Agreement, all representations, warranties, covenants and obligations in this Agreement except Fundamental Representations will survive the Closing for the longer of twenty-four (24) months or the full and final resolution of any applicable Litigation, i.e., any Litigation which will determine whether Seller has breached any representation, warranty, covenant, or obligation, and/or the damages resulting from any such breach. Fundamental Representations will survive the Closing until sixty (60) days following the later of the expiration of the applicable statute of limitations or the full and final resolution of any applicable Litigation.

14.2   **Indemnification by Sellers**. If the Closing occurs, and subject to the provisions of this <u>Section 14</u>, Sellers will jointly and severally defend and indemnify Buyer and each present and future shareholder, director, member, manager, partner, officer, authorized representative, and affiliate of Buyer (collectively, the "**Buyer Indemnified Parties**") for, from, and against any and all claims, actions, proceedings, damages, losses, liabilities, and expenses of every kind, whether known or unknown, including, but not limited to, reasonable attorney's fees, resulting from or arising out of:

(a)   any breach of any representation or warranty made by Sellers in this Agreement or any other Transaction document;

(b)   any breach by Sellers of any covenant or obligation of Sellers in this Agreement or any other Transaction document;

(c)   any Excluded Assets; and

(d)   any Excluded Liabilities.

14.3   **Limitations on Sellers' Liability**.

(a)   If the Closing occurs, and subject to <u>Section 14.5</u>, Sellers will have no liability to Buyer or any other Person for indemnification or otherwise with respect to:

(1)   Any claim that arises out of or results from a breach of any representation or warranty or a breach of a covenant or other agreement set forth in this Agreement or any other Transaction document, unless Buyer gives Sellers prompt notice of the claim and specifies in reasonable detail the facts giving rise to the claim within the survival period described in <u>Section 14.1</u>.

(2)   Any claim that arises out of or results from a breach of any representation or warranty in this Agreement or any other Transaction document, unless the aggregate liability for all claims exceeds $50,000, in which event Sellers will be required to pay or be liable for all of the losses, <u>except</u> (and notwithstanding the foregoing limitation) that there will be no such threshold amount with respect to any losses suffered by the Buyer Indemnified Parties that are attributable to intentional misrepresentations, intentional concealment of a material matter, or to fraudulent or intentionally wrongful actions or omissions on the part of Sellers.

(3)   Any claim that arises out of or results from a breach of any representation or warranty in this Agreement or any Transactional document to the extent that Sellers' aggregate liability for all such claims exceeds $1,000,000, <u>except</u> (and notwithstanding the foregoing limitation) that there will be no limit to the amount of indemnifiable damages for which Sellers will be responsible to Buyer Indemnified Parties to the extent all or any portion of the losses suffered by the Buyer Indemnified Parties are attributable to intentional misrepresentations, intentional concealment of a material matter, or to fraudulent actions or omissions on the part of Sellers.

(b)   The limitations on Sellers' liability in this <u>Section 14.3</u> shall not apply with respect to any claim by Buyer Indemnified Parties related to any Excluded Asset or Sellers' failure to pay or perform any Excluded Liability.

14.4 **Buyer's Indemnification**. If the Closing occurs, and subject to the provisions of this <u>Section 14</u>, Buyer will defend and indemnify Sellers, and each present and future shareholder, director, member, manager, partner, officer, authorized representative, and affiliate of Sellers (collectively, the "**Sellers Indemnified Parties**") for, from, and against any and all claims, actions, proceedings, damages, losses, liabilities, and expenses of every kind, whether known or unknown, including, but not limited to, reasonable attorney's fees, resulting from or arising out of:

    (a)   any breach of any representation or warranty made by Buyer in this Agreement or any other Transaction document

    (b)   any breach by Buyer of any covenant or obligation of Sellers in this Agreement or any other Transaction document; or

    (c)   any Assumed Contract (except to the extent such claim relates to an Excluded Asset or Excluded Liability).

14.5 **Limitations on Buyer's Liability**.

    (a)   If the Closing occurs, and subject to <u>Section 14.5(b)</u>, Buyer will have no liability to Sellers, or any other Person for indemnification or otherwise with respect to:

    (1)   Any claim that arises out of or results from a breach of any representation or warranty or a breach of a covenant or other agreement set forth in this Agreement or any other Transaction document, unless Sellers give Buyer prompt notice of the claim and specifies in reasonable detail the facts giving rise to the claim within the survival period described in <u>Section 14.1</u>.

    (2)   Any claim that arises out of or results from a breach of any representation or warranty in this Agreement or any other Transaction document, unless the aggregate liability for all claims exceeds $50,000, in which event Buyer will be required to pay or be liable for all of the losses, <u>except</u> (and notwithstanding the foregoing limitation) that there will be no such threshold amount with respect to any losses suffered by the Sellers' Indemnified Parties that are attributable to intentional misrepresentations, intentional concealment of a material matter, or to fraudulent or intentionally wrongful actions or omissions on the part of Buyer.

    (3)   Any claim that arises out of or results from a breach of any representation or warranty in this Agreement or any Transactional document to the extent that Buyer's aggregate liability for all such claims exceeds $1,000,000, <u>except</u> (and notwithstanding the foregoing limitation) that there will be no limit to the amount of indemnifiable damages for which Buyer will be responsible to Sellers' Indemnified Parties to the extent all or any portion of the losses suffered by Sellers' Indemnified Parties are attributable to intentional misrepresentations, intentional concealment of a material matter, or to fraudulent actions or omissions on the part of Buyer.

    (b)   The limitations on Buyer's liability in this <u>Section 14.5</u> will not apply with respect to a claim that arises out of or results from Buyer's failure to pay or perform any Assumed Contract.

14.6 **Direct Claims**. If an Indemnified Person notifies an Indemnifying Party of a direct claim by the Indemnified Person for which the Indemnifying Party has liability under this <u>Section 14</u>, the Indemnifying Party will pay the claim – or cause the claim to be paid – within thirty (30) days after the delivery of the Indemnified Person's notice.

14.7 **Third-Party Claims**.

(a)   If an Indemnified Person receives a written claim by a third party that is subject to the indemnification provisions in this <u>Section 14</u>, the Indemnified Person will promptly notify the Indemnifying Party of the claim. The notice will include a copy of all correspondence relating to the claim that the Indemnified Person received from the third party.

(b)   The Indemnifying Party may elect to control the defense of the third-party claim by notifying the Indemnified Person within thirty (30) days after the delivery of the Indemnified Person's notice.

(c)   The Indemnified Person may object to the Indemnifying Party's election to control the defense of the third-party claim by notifying the Indemnifying Party within ten (10) days after the delivery of the Indemnifying Party's notice, but only if: (1) the Indemnified Person reasonably determines that the Indemnifying Party does not have the financial ability to diligently defend the claim; (2) the claim is also made against the Indemnifying Party and the Indemnified Person reasonably determines that joint representation of the Indemnifying Party and the Indemnified Person would be inappropriate; or (3) the Indemnified Person reasonably determines that the claim may result in non-monetary damages that may materially and adversely affect the Indemnified Person.

(d)   If the Indemnifying Party elects to control the defense of the third-party claim and the Indemnified Person does not object (or is not permitted to object under <u>Section 14.7(c)</u> above) to the election:

(1)   the Indemnifying Party will control the defense of the claim and diligently defend the claim, with counsel reasonably satisfactory to the Indemnified Person;

(2)   the Indemnified Person may participate in the defense of the claim, at the Indemnified Person's own cost and expense; and

(3)   the Indemnifying Party may settle the claim:

(A)   with the consent of the Indemnified Person, which the Indemnified Person may not withhold unreasonably; or

(B)   without the consent of the Indemnified Person, but only if: (i) the settlement does not contain any finding of any violation by the Indemnified Person of any applicable law or any right of any Person; (ii) the settlement expressly states that the Indemnified Person is not admitting to any such violation; and (iii) the only relief provided in the settlement is for monetary damages that are – subject to the provisions of this <u>Section 14</u> – paid in full by the Indemnifying Party.

(e)   If the Indemnifying Party does not elect to control the defense of the third-party claim, or if the Indemnifying Party elects to control the defense of the claim and the Indemnified Person objects to the election under <u>Section 14.7(c)</u>:

(1)   the Indemnified Person will control the defense of the claim and diligently defend the claim, with counsel reasonably satisfactory to the Indemnifying Party;

(2) the Indemnifying Party may participate in the defense of the claim, at the Indemnifying Party's own cost and expense; and

(3) the Indemnified Person may settle the claim:

(A) with the consent of the Indemnifying Party, which the Indemnifying Party may not withhold unreasonably; or

(B) without the consent of the Indemnifying Party, but only if: (i) the settlement does not contain any finding of any violation by the Indemnifying Party of any applicable law or any right of any Person; (ii) the settlement expressly states that the Indemnifying Party is not admitting to any such violation; and (iii) the only relief provided in the settlement is for monetary damages.

(f) In any third-party claim that is subject to the indemnification provisions in this <u>Section 14</u>, the Indemnifying Party and the Indemnified Person will: (1) keep each other fully informed of the status of the claim; (2) cooperate with each other with respect to the defense of the claim; and (3) attempt to preserve in full any attorney-client and work- product privileges and the confidentiality of any confidential information.

14.8 **Additional Indemnification Provisions**.

(a) Payments by an Indemnifying Party pursuant to <u>Section 14.3</u> or <u>14.5</u> shall be limited to the amount of any loss, liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution, or other similar payment received by the Indemnified Person in respect of any such claim. The Indemnified Person shall use its commercially reasonable efforts to pursue recovery under existing insurance policies or indemnity, contribution, or other similar agreements for any losses, but shall not be required to exhaust such recovery efforts prior to seeking indemnification under this Agreement.

(b) In no event shall any Indemnifying Party be liable to any Indemnified Person for any punitive damages except to the extent actually awarded to a governmental authority or other third Person.

(c) <u>Escrow Holdback</u>. Sellers' obligation to make any indemnification payment to an Indemnified Person under this <u>Section 14</u> will first be satisfied from the Escrow Holdback Account and if the obligation cannot be satisfied from that account, the obligation shall be satisfied by Sellers.

14.9 **Sole and Exclusive Remedy**. If the Closing occurs, the indemnification provisions in this <u>Section 14</u> will be the sole and exclusive remedy available to an Indemnified Person with respect to any claim that arises out of or results from a breach of any representation or warranty in <u>Section 4</u> or <u>Section 5</u> or a breach of any covenant in <u>Section 6</u> or <u>Section 7</u> (other than claims arising from fraud, criminal activity, or willful misconduct on the part of a party hereto in connection with the Transaction). Nothing in this paragraph limits any Person's right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party's fraudulent, criminal, or willful misconduct.

SECTION 15   TERMINATION

15.1   **Termination**. This Agreement will terminate upon the earliest to occur of the following:

    (a)   upon the written agreement of Buyer and Sellers before the Closing;

    (b)   upon notice by Buyer to Sellers before the expiration of the Due Diligence Period if Buyer elects, in Buyer's sole discretion, to withdraw from the Transaction and terminate the Agreement pursuant to Section 6.3 above.

    (c)   upon notice by Buyer to Sellers before the Closing if:

    (1)   any condition set forth in Section 8 has not been satisfied or waived by the date set forth in Section 10.1, unless the satisfaction of the condition did not occur because Buyer materially breached this Agreement;

    (2)   the satisfaction of any condition set forth in Section 8 by the Closing Date set forth in Section 10.1 becomes impossible or commercially impracticable, unless the satisfaction of the condition became impossible or commercially impracticable because Buyer materially breached this Agreement; or

    (3)   the Closing has not occurred by the Drop-Dead Date, unless the Closing has not occurred because Buyer materially breached this Agreement;

    (d)   upon notice by Sellers to Buyer before the Closing, if:

    (1)   any condition set forth in Section 9 has not been satisfied or waived by the Closing Date set forth in Section 10.1, unless the satisfaction of the condition did not occur because Sellers materially breached this Agreement;

    (2)   the satisfaction of any condition set forth in Section 9 by the Closing Date set forth in Section 10.1 becomes impossible or commercially impracticable, unless the satisfaction of the condition became impossible or commercially impracticable because Sellers materially breached this Agreement; or

    (3)   the Closing has not occurred by the Drop-Dead Date, unless the Closing has not occurred because Sellers materially breached this Agreement;

    (e)   upon notice by Buyer to Sellers before the Closing, if Sellers materially breach this Agreement and fails to cure the breach within five (5) days after Buyer notifies Sellers of the breach; and

    (f)   upon notice by Sellers to Buyer before the Closing, if Buyer materially breaches this Agreement and fails to cure the breach within five (5) days after Sellers notify Buyer of the breach.

15.2   **Effect of Termination**. If this Agreement is terminated under Section 15.1: (a) the Surviving Provisions will survive the termination of this Agreement; and (b) all obligations of the parties under this Agreement will terminate, except that the obligations of the parties under the Surviving Provisions will survive the termination of this Agreement.

15.3 **Sole and Exclusive Remedies**. If this Agreement is terminated under <u>Section 15.1(a)</u>, <u>Section 15.1(b)</u>, <u>Section 15.1(c)</u>, or <u>Section 15.1(d)</u> no party will be liable to any other party for a breach of this Agreement or otherwise, except that the parties will be liable for breaches of the Surviving Provisions, regardless of whether such breaches occur before or after the termination of this Agreement. If Sellers terminate this Agreement under <u>Section 15.1(f)</u>, Sellers shall have the right, as Sellers' sole and exclusive remedy to retain the Initial Deposit as liquidated damages. Said amount represents agreed liquidated damages and not a penalty against Buyer. Sellers shall have no claim against Buyer for additional monetary damages of any nature or kind and hereby waive Sellers' right to any claim against Buyer for additional monetary damages of any nature or kind. In the event that Buyer is ready, willing and able to perform its obligations under this Agreement on the Closing Date and the sale is not consummated as a result of Sellers' material default, Buyer shall have the right, as Buyer's sole and exclusive remedies, to either (a) enforce performance of this Agreement against Sellers consistent with the terms of the Agreement, in which case Buyer shall waive any claim for damages or other remedy against Sellers other than Buyer's rights and remedies under <u>Section 14</u> or (b) terminate this Agreement by written notice to Sellers prior to or on the Closing Date, at which time all deposits in Escrow shall be returned to Buyer and Sellers shall reimburse Buyer its third party due diligence, including attorneys' fees, expenses as confirmed by written invoices and receipts evidencing such expenses in an amount not to exceed ONE HUNDRED THOUSAND AND NO/100 DOLLARS ($100,000.00) in the aggregate. Buyer shall have no claim for additional monetary damages of any nature or kind other than for breach of the Surviving Provisions.

SECTION 16   ANNOUNCEMENTS

Sellers and Buyer will consult and cooperate with each other concerning the timing and manner of the announcements of the Transaction to the Company's employees, customers, suppliers, and other business relations. Upon Buyer's request, Sellers will permit Buyer to be present at any such announcement. Any public announcements with respect to the Transaction or this Agreement will be made, if at all, at such time and in such manner as Buyer and Sellers determine. As a publicly traded company, Seller Barnwell Industries will be required to timely file a description of the Transaction with the SEC.

SECTION 17   EXPENSES

Except as otherwise provided in this Agreement, each party will bear the party's own fees, costs, and expenses incurred in connection with the Transaction, including, but not limited to, the preparation, negotiation, signing, and performance of this Agreement and the other agreements and documents relating to the Transaction.

SECTION 18   GENERAL

18.1 **Time of Essence**. Time is of the essence with respect to all dates and time periods in this Agreement.

18.2 **No Assignment**. No party may assign or delegate any of the party's rights or obligations under this Agreement to any Person without the prior written consent of the other parties, which the other parties may not withhold unreasonably; provided, however, that Buyer may assign this Agreement to any affiliate of Buyer, with prior written notice to Sellers. Buyer may also assign its rights and obligations under this Agreement to a special purpose entity of which one or more of Buyer's principals owns a majority interest, without Seller's consent. In that event, all representations, warranties, covenants, and obligations made by Buyer pursuant to this Agreement shall be deemed made by, and binding upon, Buyer's assignee, and Buyer shall have no further obligations under this Agreement.

18.3 **Binding Effect**. This Agreement will be binding on the parties and their respective heirs, personal representatives, successors, and permitted assigns, and will inure to their benefit.

18.4 **Amendment**. This Agreement may be amended only by a written agreement signed by each party.

18.5 **Notices**. All notices or other communications required or permitted by this Agreement: (a) must be in writing; (b) must be delivered to the parties at the addresses set forth below, or any other address that a party may designate by notice to the other parties; and (c) are considered delivered (1) upon actual receipt if delivered personally, by fax, or by a nationally recognized overnight delivery service, (2) when sent, if sent by email, if the recipient confirms receipt by reply email or other reasonable means, or (3) at the end of the third business day after the date of deposit in the United States mail, postage pre-paid, certified, return receipt requested.

To Buyer:	To Sellers:
	Barnwell of Canada Limited
West Maui Construction, Inc.	Barnwell Industries, Inc.
35 Lunalilo Street, Unit 400	1100 Alakea Street, Suite 500
Wailuku, Hawaii 96793	Honolulu, HI 96813
Email: joshua@wmcinc.com	Email: rmg@brninc.com
Attn: Joshua Dean	Attn: Russell M. Gifford
With a copy to:	With a copy to:
Cades Schutte LLP	Ashford & Wriston LLP
1000 Bishop Street, Suite 1200	999 Bishop St., Ste. 1400
Honolulu, Hawaii 96813	Honolulu, HI 96813
Fax: 808.540-9210	Fax: 808-539-4945
Email: wmorrison@cades.com	Email: cshaw@awlaw.com
Attn: William Morrison	Attn: Cuyler Shaw

18.6 **Waiver**. No waiver will be binding on a party unless it is in writing and signed by the party making the waiver. A party's waiver of a breach of a provision of this Agreement will not be a waiver of any other provision or a waiver of a subsequent breach of the same provision.

18.7 **Severability**. If a provision of this Agreement is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Agreement will not be impaired.

18.8 **Further Assurances**. The parties will sign other documents and take other actions reasonably necessary to further effect and evidence this Agreement.

18.9 **No Third-Party Beneficiaries**. The parties do not intend to confer any right or remedy on any third party other than those Persons entitled to indemnification under Section 14.

18.10 **Attachments**. Any exhibits, schedules, and other attachments referenced in this Agreement are part of this Agreement.

18.11 **Governing Law**. This Agreement is governed by the laws of the State of Hawaii, without giving effect to any conflict-of-law principle that would result in the laws of any other jurisdiction governing this Agreement.

18.12 **Venue**. Any action or proceeding arising out of this Agreement will be litigated in courts located in Oahu, Hawaii. Each party consents and submits to the jurisdiction of any local, state, or federal court located in Oahu, Hawaii. As a condition precedent to Litigation, dispute or controversy which arises out of this Agreement shall be submitted to mediation which shall be administered by Dispute Prevention & Resolution, Inc. in Honolulu, Hawaii. Each party shall participate in mediation in good faith. Each party shall bear its own costs, expenses, and fees of mediation, including its attorneys' fees and its share of mediator's fees.

18.13 **Dispute Resolution for Certain Disputes.** The parties have determined that certain disputed issues between or among them should be resolved through an alternative dispute resolution process rather than through litigation. Accordingly, Buyer and Sellers agree that any disputes among them related to (a) the True-Up regarding Excluded Assets and Excluded Liabilities under Section 2.3(c); (b) the determination of Prorated Items under Section 2.3(d); and (c) the determination of the Look-Back Adjustment under Section 3.4(b) shall be resolved pursuant to this Section 18.13. Before proceeding with the processes described below, the parties, in good faith, will attempt to resolve the dispute. If, however, such efforts are unsuccessful, the dispute promptly shall be submitted to mediation administered by Dispute Prevention & Resolution, Inc.("**DPR**"), with the objective of reaching a resolution of the dispute within forty-five (45) days following the appointment of the mediator of such dispute. If the dispute remains unresolved after submission to mediation, either party may then initiate arbitration and the dispute will then be resolved exclusively by arbitration administered by DPR, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof pursuant to applicable law. Any such mediation and/or arbitration shall be administered in Honolulu, Hawaii. Disputes submitted to arbitration will be resolved by a single arbitrator. Prior to the commencement of hearings, any arbitrator appointed shall provide an oath or undertaking of impartiality. Each party shall bear its own costs and expenses in connection with any mediation and/or arbitration conducted pursuant to this Section 18.13, but the arbitrator, at its discretion, may award costs (including reasonable attorneys' fees) to the prevailing party in any arbitration. This provision for alternative dispute resolution is intended only to provide for resolution of the types of disputes described in this Section 18.13 and will not have any effect on the right of any party to pursue any other rights available to such party with respect to any breach or other matter arising under this Agreement or any other Transaction document.

18.14 **Attorney's Fees**. If any arbitration or litigation is instituted to interpret, enforce, or rescind this Agreement, including, but not limited to, any proceeding brought under the United States Bankruptcy Code, the prevailing party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing party's reasonable attorney's fees and other fees, costs, and expenses of every kind incurred in connection with the arbitration, the litigation, any appeal or petition for review, the collection of any award, or the enforcement of any order, as determined by the arbitrator or court.

18.15 **Entire Agreement**. This Agreement contains the entire understanding of the parties regarding the subject matter of this Agreement and supersedes all prior and contemporaneous negotiations and agreements, whether written or oral, between the parties with respect to the subject matter of this Agreement, including the letter of intent between the parties dated May 25, 2023.

18.16 **Signatures**. This Agreement may be signed in counterparts. An email transmission of a signed signature page will be considered an original signature page. At the request of a party, each other party will confirm an email-transmitted signature page by delivering an original signature page to the requesting party.

IN WITNESS WHEREOF, this Agreement has been signed by each of the parties hereto and signed by an authorized officer of each of said parties effective as of the Effective Date

Buyer:

West Maui Construction, Inc.

By /s/ Joshua Dean
      Name: Joshua Dean
      Its: President

Sellers:

Barnwell of Canada, Limited

By /s/ Alexander C. Kinzler
      Name: Alexander C. Kinzler
      Its: Chief Executive Officer

Barnwell Industries, Inc.

By /s/ Alexander C. Kinzler
      Name: Alexander C. Kinzler
      Its: Chief Executive Officer and
                  President

APPENDIX A

Definitions

"**Accounts Receivable**" means the accounts receivable of the Company reflected on the Current Financials or arising in the Ordinary Course of Business of the Company after the date of the Current Financials but on or prior to the Closing Date.

"**Assets**" means the assets described in Section 2.1.

"**Benefit Plan**" means any "employee benefit plan," as defined in ERISA Section 3(3), including any (a) nonqualified deferred compensation or retirement plan or arrangement that is an Employee Pension Benefit Plan (as defined in ERISA Section 3(2)), (b) qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan (including any Multiemployer Plan, as defined in ERISA Section 3(37)), (d) Employee Welfare Benefit Plan (as defined in ERISA Section 3(1)) or material fringe benefit plan or program, or (e) stock, membership interest, or other equity purchase, stock, membership interest, or other equity option, severance pay, employment, change-of-control, vacation pay, company awards, salary, continuation, sick leave, maternity leave, family leave, excess benefit, bonus, or other incentive compensation, life insurance, or other employee benefit plan, Contract, program, policy, or other arrangement, whether or not subject to ERISA.

"**Closing**" means the closing of the Transaction.

"**Closing Date**" means the date on which the Closing takes place.

"**Closing Inventory List**" means an inventory prepared as of the Closing Date. "**Code**" means the Internal Revenue Code of 1986, as amended.

"**Construction Contracts**" means all of the ongoing construction service contracts of the Company included in the Assumed Contracts and listed as such in Schedule 4.16.

"**Corporate Records**" means all minute books, stock records, membership interest records, and other records of the Company in which the Organizational Documents (including amendments), the minutes of meetings of the managers, directors, or the board of directors, or committees of the managers or board of directors, or other records of actions taken by, or resolutions adopted by, the members, stockholders, managers, or the board of directors, or committees of the managers or board of directors of the Company, and all records of the issuance or cancellation of, or the holders of, shares of capital stock or other Equity Interests of the Company are maintained.

"**Current Financials**" means, collectively, the Financial Statements of the Company set forth in Schedule 4.5.

"**Drop-Dead Date**" means April 30, 2024.

"**Environmental Law**" means any law designed to minimize, prevent, punish, or remedy the consequences of actions that damage or threaten the environment or public health and safety.

"**Fundamental Representations**" means all representations and warranties made by Sellers pursuant to Sections 4.1, 4.2, 4.3, 4.4, 4.11, 4.25, 4.33, 4.34, 5.1, 5.2, 5.3, and 5.4.

"**ERISA**" means the Employee Retirement Income Security Act of 1974.

"**Hazardous Substance**" means any hazardous or toxic substance, material, or waste, including, but not limited to: (a) any hazardous or toxic substance, material, or waste that is defined as such under any Environmental Law; and (b) petroleum, petroleum products, asbestos, presumed asbestos- contaminating materials, asbestos-contaminating materials, urea formaldehyde, and polychlorinated biphenyls.

"**Indemnified Person**" means a Person entitled to indemnity from an Indemnifying Party under Section 14.

"**Indemnifying Party**" means a party obligated to indemnify an Indemnified Person under Section 14.

"**Escrow**" and "**Escrow Agent**" means Title Guaranty Escrow Services, Inc., 235 Queen Street, Honolulu, Hawaii 96813.

"**Escrow Agreement**" means an escrow agreement for Sellers' indemnification obligations under Section 14, and the other duties of Escrow Agent under this Agreement, among Buyer, Seller, and the Escrow Agent, in form and substance reasonably satisfactory to Buyer and Seller, and which will include an escrow period of twenty-four (24) months.

"**Excluded Assets**" means the assets described in Section 2.3(a).

"**Excluded Liabilities**" means the liabilities described in Section 2.3(b).

"**FIRPTA Certificate**" means a certificate in form reasonably satisfactory to Buyer, properly completed and executed by Sellers for the purposes of satisfying the Buyer's obligations under U. S. Treasury Regulations §1.1445-(c)(3)(i).

"**Initial Balance Sheet**" means the balance sheet of the Company dated as of December 31, 2022.

[Redacted]

"**Most Recent Balance Sheet**" means the most recent balance sheet of the Company dated September 30, 2023.

"**Lien**" means any lien, mortgage, pledge, security interest, encumbrance, adverse claim, title defect, title retention agreement, voting trust agreement, property settlement or marital dissolution agreement, preemptive right, right of first refusal, or other interest, equity, option, restriction, or charge of any kind.

"**Litigation**" means any action, arbitration, audit, hearing, investigation, litigation, suit, claim (including bond claim), or other legal proceeding.

"**Ordinary Course of Business**" means an action taken by a Person if (and only if): (a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day- to-day operations of such Person; (b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); and (c) such action is similar in nature and magnitude to actions customarily taken without any authorization by the board of directors of such Person (or by any Person or group of Persons exercising similar authority), in operations of other Persons that are in the same line of business as such Person.

"**Organizational Documents**" means, as to any Person that is an entity, (a) the articles of incorporation, certificate of incorporation, or certificate of formation, and bylaws of such Person, if such Person is a corporation, (b) the articles of organization, certificate of organization, or certificate of formation, and the operating agreement or company agreement, if such Person is a limited liability company, (c) the certificate of limited partnership or certificate of formation and agreement of limited partnership of such Person, if such Person is a limited partnership, (d) the agreement of partnership of such Person, if such Person is a general partnership, or (e) the organizational documents of any other entity, and any amendments thereto.

"**Person**" means any natural person, firm, corporation, limited liability company, partnership, joint venture, association, trust, governmental authority, or other legal entity.

"**Permitted Closing Encumbrance**" means: (a) any Lien arising by operation of law for taxes, assessments, or government charges not yet due; (b) any statutory Lien for services or materials arising in the Ordinary Course of Business for which payment is not yet due; and (c) any nonconsensual Lien or encumbrance incurred or deposits made in the Ordinary Course of Business for workers' compensation and unemployment insurance and other types of social security.

"**Safety Requirements**" means all legal requirements and all contracts, in each case, relating to or regulating public health and safety and worker health and safety, in effect on or prior to the Closing Date.

"**Sellers' Knowledge**" means the actual knowledge of Russell M. Gifford, Denise Miyasato, or Kihei Ahuna.

"**Surviving Provisions**" means Section 1, Section 11, Section 12, Section 13, Section 14, Section 15, Section 17, and Section 18.

"**Tangible Personal Property**" has the meaning set forth in Section 4.7.

"**Trade Payable**" means accounts payable incurred in the Ordinary Course of Business.

"**Transaction**" means the Buyer's purchase of the Shares from Sellers and Sellers' sale of the Shares to the Buyer, pursuant to this Agreement, and includes the execution, delivery, and performance by the parties of this Agreement and the other Transaction documents.

APPENDIX B

Noncompetition Provisions

SECTION 1   DEFINITIONS

For purposes of these Noncompetition Provisions, the following terms have the following meanings:

"**Business**" means the exploration and development of groundwater resources for government, commercial and private clients in Hawaii and in-state deep drilling and deep well pumping.

"**Restricted Period**" means the period beginning on the Closing Date and ending five (5) years after the Closing Date.

"**Restrictions**" means the restrictions set forth in Section 2, Section 3, and Section 4 of these Noncompetition Provisions.

SECTION 2   NONCOMPETITION

During the Restricted Period, Sellers will not directly or indirectly advise, invest in, own, manage, operate, control, be employed by, provide services to, lend money to, guarantee any obligation of, lend Sellers' name to, or otherwise assist any Person engaged in or planning to be engaged in any business whose products, services, or activities compete or will compete in whole or in part with the Business.

SECTION 3   NON-SOLICITATION

Sellers agree that, throughout the Restricted Period, Sellers will not, individually or on behalf of another Person, either directly or indirectly, (i) solicit or encourage any employee or consultant of Buyer or its affiliates (including the Company) to terminate such individual's employment or consulting services with the Buyer or such affiliates (including the Company), (ii) solicit or encourage, or take any action that would tend to encourage, any customer or prospective customer of Buyer or its affiliates (including the Company) to terminate or not do business with Buyer or its affiliates (including the Company), or reduce the business conducted by such customer or prospective customer with Buyer or its affiliates (including the Company), or (iii) solicit or encourage, or take any action that would tend to encourage, any vendor or supplier, or prospective vendor or supplier, of Buyer or its affiliates (including the Company) to terminate or not do business with Buyer or its affiliates (including the Company), or reduce the business conducted by such vendor or supplier, or prospective vendor or supplier, with Buyer or its affiliates (including the Company).

SECTION 4   NO HIRE

During the Restricted Period, Sellers will not hire, for Sellers' benefit or for the benefit of any Person, as an employee or engage as an independent contractor, any Person who was an employee of Buyer or its affiliates at any time during the Restricted Period.

SECTION 5   RESTRICTIONS

5.1   **Reasonableness**. Sellers acknowledge and agree that each Restriction is reasonable in scope and that the Restrictions afford a fair protection to the interests of Buyer.

5.2   **Enforceability**. The parties intend that each Restriction be enforceable to the fullest extent permitted by law.

SECTION 6   NO EMPLOYMENT RELATIONSHIP

The Restrictions are made in the context of a business acquisition and are not made in the context of an employment relationship or contract.

Schedules to this Stock Purchase Agreement have been omitted. Please see below for a list of omitted schedules.

Schedule 3.4(a) - Gross Profit on Construction Contracts

Schedule 4.5 - Financial Statements Delivered to Buyer

Schedule 4.7 - Tangible Personal Property

Schedule 4.8 - Inventories

Schedule 4.9 - Intellectual Property Assets

Schedule 4.11 - Title to Assets

Schedule 4.12 - Taxes

Schedule 4.15 - No Other Changes

Schedule 4.16 - List of Contracts of Corporation

Schedule 4.21 - List of Employees and Labor Matters

Schedule 4.22 - Company Benefit Plans

Schedule 4.23 - Environmental Law

Schedule 4.26 - Safety Matters

Schedule 4.27 - Company Records

Schedule 4.28 - Leased Real Property

Schedule 4.29 - Warranties

Schedule 4.30 - Insurance

Schedule 4.31 - Bank Accounts

Schedule 4.32 - Directors and Officers; Resignations

Schedule 4.34(a) - Payroll Protection Plan

Schedule 4.34(d) - CARES Act

Schedule 8.4 - Consents

List of Subsidiaries

The subsidiaries of Barnwell Industries, Inc., at September 30, 2023 were:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Barnwell of Canada, Limited	Delaware
Water Resources International, Inc.	Delaware
Barnwell Hawaiian Properties, Inc.	Delaware
Barnwell Investments LLC	Delaware
Barnwell Texas, LLC	Delaware
Barnwell Kona Corporation	Hawaii
Kaupulehu Developments	Hawaii
KD Kona 2013 LLLP	Hawaii
BOK Drilling, LLC	Hawaii
Bill Robbins Drilling, Ltd.	Alberta, Canada
Gypsy Petroleum Ltd.	Alberta, Canada
Dartmouth Petroleum, Ltd.	Alberta, Canada
J.H. Wilson Associates, Ltd.	Alberta, Canada
Octavian Oil, Ltd.	Alberta, Canada

Consent of InSite Petroleum Consultants Ltd.

       We hereby consent to the use of our name in the Annual Report on Form 10-K of Barnwell Industries, Inc. and to all references to us, our report concerning reserves and the data in that report appearing in the 10-K.

Date: December 18, 2023

InSite Petroleum Consultants Ltd.

By: /s/ Peter Hadala
       Peter Hadala, P. Eng.
       President and Managing Director



TBPELS REGISTERED ENGINEERING FIRM F-1580
633 17TH STREET   SUITE 1700   DENVER, COLORADO 80202   TELEPHONE (303) 339-8110

Exhibit No. 23.2

Consent of Ryder Scott Company, L.P.

We hereby consent to the use of our name in the Annual Report on Form 10-K of Barnwell Industries, Inc. and to all references to us, our report concerning reserves, and the data in that report appearing in the 10-K.

/s/ Ryder Scott Company, L.P.

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

Denver, CO
December 18, 2023

1100 LOUISIANA, SUITE 4600   HOUSTON, TEXAS 77002-5294   TEL (713) 651-9191   FAX (713) 651-0849
SUITE 2800, 350 7TH AVENUE, S.W.   CALGARY, ALBERTA T2P 3N9   TEL (403) 262-2799

Consent of Independent Registered Public Accounting Firm

To The Board of Directors
Barnwell Industries, Inc.

We hereby consent to the incorporation by reference in the following Registration Statements and prospectus:

1. Form S-3 No. 333-254365 pertaining to the at-the-market offering program pursuant to which the Company may offer and sell, from time to time, shares of its common stock under price and volume guidelines set by the Company's Board of Directors and the terms and conditions described in the Registration Statement, and

2. Form S-8 No. 333-251471 pertaining to the 2018 Equity Incentive Plan, as amended and restated, of Barnwell Industries, Inc.

3. Form S-8 No. 333-269704 pertaining to the 2018 Equity Incentive Plan, as amended and restated, of Barnwell Industries, Inc.

our report dated December 18, 2023, with respect to the consolidated balance sheets as of September 30, 2023 and 2022 of Barnwell Industries, Inc. and subsidiaries and related consolidated statements of operations, comprehensive income (loss), equity (deficit) and cash flows for the years then ended, and related notes, which report appears in the September 30, 2023 Annual Report on Form 10-K of Barnwell Industries, Inc.

/s/ WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
December 18, 2023

Certifications

I, Alexander C. Kinzler, certify that:

1.   I have reviewed this annual report on Form 10-K of Barnwell Industries, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 18, 2023   /s/ Alexander C. Kinzler
                                                     Alexander C. Kinzler
                                                     President, Chief Executive Officer, Chief Operating
                                                     Officer, General Counsel

Certifications

I, Russell M. Gifford, certify that:

1.   I have reviewed this annual report on Form 10-K of Barnwell Industries, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: <u>December 18, 2023</u>   /s/ Russell M. Gifford
                                                 Russell M. Gifford
                                                 Executive Vice President, Chief Financial Officer

Barnwell Industries, Inc.

Certification Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) each of the undersigned officers of Barnwell Industries, Inc. (the "Company"), does hereby certify, to such officer's knowledge that:

The Annual Report on Form 10-K for the year ended September 30, 2023 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the consolidated financial condition as of September 30, 2023 and consolidated results of operations for the year ended September 30, 2023 of the Company and its subsidiaries.

Dated: <u>December 18, 2023</u>	/s/ Alexander C. Kinzler
	Name: Alexander C. Kinzler
	Title: President, Chief Executive Officer, Chief Operating Officer, General Counsel
Dated: <u>December 18, 2023</u>	/s/ Russell M. Gifford
	Name: Russell M. Gifford
	Title: Executive Vice President, Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

A signed original of the written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

BARNWELL INDUSTRIES, INC. ("the Company")

CLAWBACK POLICY

Introduction

The Board of Directors of the Company (the "**Board**") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the "**Policy**"). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the "**Exchange Act**") and Section 811 of the NYSE American LLC Company Guide (the "**Clawback Listing Standards**").

Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with the definition in Section 10D of the Exchange Act and the Clawback Listing Standards, who may from time to time be deemed subject to the Policy by the Board ("**Covered Executives**").

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

• Annual bonuses and other short- and long-term cash incentives.

• Stock options.

• Stock appreciation rights.

• Restricted stock.

• Restricted stock units.

• Performance shares.

- Performance units.

Financial reporting measures include:

- Company stock price.

- Total shareholder return.

- Revenues.

- Net income.

- Earnings before interest, taxes, depreciation, and amortization (EBITDA).

- Funds from operations.

- Liquidity measures such as working capital or operating cash flow.

- Return measures such as return on invested capital or return on assets.

- Earnings measures such as earnings per share.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board, without regard to any taxes paid by the Covered Executive in respect of the Incentive Compensation paid based on the erroneous data.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

(a) requiring reimbursement of cash Incentive Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d)) cancelling outstanding vested or unvested equity awards; and/or

(e) taking any other remedial and recovery action permitted by law, as determined by the Board.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, any applicable rules or standards adopted by the Securities and Exchange Commission, and the Clawback Listing Standards.

Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the "**Effective Date**") and shall apply to Incentive Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive Compensation was approved, awarded, or granted to Covered Executives prior to the Effective Date.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with the Clawback Listing Standards and any other rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Board may terminate this Policy at any time.

Other Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Relationship to Other Plans and Agreements

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. In the event of any inconsistency between the terms of the Policy and the terms of any employment agreement, equity award agreement, or similar agreement under which Incentive Compensation has been granted, awarded, earned or paid to a Covered Executive, whether or not deferred, the terms of the Policy shall govern.

Acknowledgment

The Covered Executive shall sign an acknowledgment form in the form attached hereto as **Exhibit A** in which they acknowledge that they have read and understand the terms of the Policy and are bound by the Policy.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

CLAWBACK POLICY ACKNOWLEDGMENT

The Board of Directors of Barnwell Industries, Inc. has adopted an erroneously awarded compensation clawback policy (the "Clawback Policy") which is applicable to the Company's Covered Executives.

I, the undersigned, acknowledge that I have received a copy of the Clawback Policy, as it may be amended, restated, supplemented or modified from time to time, and that I have read it, understand it, and acknowledge that I am fully bound by, and subject to, all of the terms and conditions thereof.

In the event of any inconsistency between the terms of the Clawback Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program, or arrangement under which Incentive Compensation has been granted, awarded, earned, or paid to me, whether or not deferred, the terms of the Clawback Policy shall govern.

If the Compensation Committee determines that any Incentive Compensation I have received must be forfeited, repaid, or otherwise recovered by the Company, I shall promptly take whatever action is necessary to effectuate such forfeiture, repayment, or recovery.

I acknowledge that I am not entitled to indemnification in connection with the Company's enforcement of the Clawback Policy.

I understand that any delay or failure by the Company to enforce any requirement contained in the Clawback Policy will not constitute a waiver of the Company's right to do so in the future.

Any capitalized terms used in this Acknowledgment that are not otherwise defined shall have the meaning ascribed to them in the Clawback Policy.

....
(Executive's Signature)

....
(Executive's Printed Name)

....
(Date)

December 5, 2023

Barnwell of Canada, Limited
Suite 2410, 500 – 4th Avenue SW
Calgary, Alberta
T2P 2V6

Re: **Evaluation of the Oil and Gas Properties of**
Barnwell of Canada, Limited and Octavian Oil Ltd.

Dear Sirs:

As requested, an evaluation has been made of all of the crude oil and natural gas assets of Barnwell of Canada, Limited and Octavian Oil Ltd., hereinafter referred to as the "Company." The properties evaluated are located in the Canadian provinces of Alberta and British Columbia. The effective date of the reserve estimates presented in this report is September 30, 2023. The purpose of this evaluation and report is to fulfill Securities and Exchange Commission (SEC) reporting requirements.

All Company assets were evaluated in full detail. Individual property evaluations were prepared in the context of belonging to a larger portfolio of properties. Due to the principal of aggregation of reserves, the total portfolio reserves estimate carries a higher degree of confidence than the estimates for the individual properties.

This evaluation is based in part on prices, currency exchange rates and estimates which, in future, may differ materially from the forecasts utilized herein. In addition, changes in government policy and regulation may result in higher (or lower) royalties and taxes and the change may be material; therefore, the present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated. The reserve estimates presented in this report are considered reasonable as of the effective date of the report given the quality and quantity of data available; however, they should be accepted with the understanding that reservoir performance subsequent to the date of these estimates may necessitate revision, which may be material.

Barnwell of Canada, Limited plus Octavian Oil Ltd.
Summary of Net Reserves – Constant Prices and Costs

Net Remaining Reserves

	Crude Oil (Stb)	NGL + Cond. (Stb)	Market Gas (Mcf)
Proved Producing	653,000	126,500	4,095,600
Proved Non-Producing	42,000	5,900	306,100
Proved Undeveloped	92,000	17,500	608,200
Total Proved	787,000	149,900	5,009,900

Constant prices were prepared based on posted prices of crude oil and natural gas, and natural gas liquids using a 12 month unweighted arithmetic average closing price of each commodity on the 1st day of each month from October 1, 2022 through September 1, 2023 during the fiscal year. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC's guidelines and applicable financial accounting rules.

All prices used in the evaluation have been adjusted from posted prices for applicable quality, heating value and transportation considerations. The weighted average prices, after applicable adjustments, over the life of the properties used in the evaluation were US$ 68.80 barrel of oil, US$ 2.67 per Mcf of gas, US$ 40.60 per barrel of condensate and natural gas liquids.

During the course of the evaluation, the Company provided InSite Petroleum Consultants Ltd. ("InSite") personnel with basic information including land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract details, operating cost data, capital budget forecasts, operating statements and other financial data and future operating plans. Additional engineering, geological or economic data used in the preparation of this report were obtained from public records, other operators and from InSite non-confidential files. InSite encountered no indications that the data was incomplete or inaccurate. Should evidence become available in the future suggesting that the data was incomplete or inaccurate, InSite reserves the right to revise the estimates based on new data. Similarly, the performance of the producing entities subsequent to the effective date of this report may necessitate upward or downward revisions to the reserve and production estimates.

In conducting our reserve analysis, proved reserve volumes were determined by volumetric, material balance, and production decline curve methods. The volumetric reserves were determined by reviewing all well logs, core, and geological data. Recovery factors were assigned after analyzing the performance of similar wells in the area. Historical well production was reviewed to determine reserves calculated by production decline curve analysis where sufficient historical data was available. The order of preference in choosing the methodology to be used was firstly production decline curve analysis or material balance where sufficient data was available for such analysis with volumetric calculations used where there was a lack of historical data.

The production and revenue forecasts for each property and the corporate cash flow summaries have not been adjusted for risk. Well abandonment, decommissioning and site reclamation costs (ADR) were included in the economic runs for all wells with reserves assigned, as wells as the ADR costs for producing wells with no reserves assigned, suspended wells and existing facilities. The ADR costs and timing were adopted from the Company's internal Asset Retirement Obligation (ARO) estimates.

The oil and gas reserves calculations and income projections upon which this report is based, were determined in accordance with generally accepted evaluation practices. InSite used all assumptions, data, methods and procedures it considered appropriate, under the circumstances, to prepare this report.

The extent and character of ownership and all factual data supplied by the Company were accepted as presented. A field inspection was not considered necessary by InSite.

In this report, gross (or Company share) reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and Freehold royalties have been deducted. The reserve category definitions utilized in this report are in accordance with SEC standards and Regulation S-X.

Yours very truly,

InSite Petroleum Consultants Ltd.

Original signed by Peter Hadala, P. Eng.
 (2023-12-05)

_____

Peter Hadala, P. Eng.
President and Managing Director

Original signed by Radu Afilipoaei, P. Eng.
(2023-12-05)

_____

Radu Afilipoaei, P. Eng.
Managing Director

Original signed by J. Ed Hasiuk, P. Geol.
(2023-12-05)

_____

J. Ed Hasiuk, P. Geol.
Senior Geologist

TETON BARNWELL FUND I, LLC

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold and Royalty Interests

SEC Parameters

As of

September 30, 2023

/s/ Stephen E. Gardner
_____
Stephen E. Gardner, P.E.
Colorado License No. 44720
Managing Senior Vice President

[SEAL]

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580


TBPELS REGISTERED ENGINEERING FIRM F-1580
633 17TH STREET   SUITE 1700   DENVER, COLORADO 80202   TELEPHONE (303) 339-8110

October 11, 2023

Mark A. Roche,
Partner
Gros Ventre Partners, LLC
145 E. Snow King Ave.
Jackson, WY 83001

Dear Mr. Roche:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold and royalty interests of Teton Barnwell Fund I, LLC (TBF1), a fund managed by Gros Ventre Partners, LLC (Gros Ventre), as of September 30, 2023. TBF1 is an entity formed by Gros Ventre and BOK Drilling, LLC, a wholly owned subsidiary of Barnwell Industries, Inc. (Barnwell), for the purpose of investing in oil and natural gas exploration and development in Oklahoma. Accordingly, the subject properties in this report are located in the state of Oklahoma. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on October 11, 2023 and presented herein, was prepared for public disclosure by Barnwell in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The properties evaluated by Ryder Scott account for a portion of Barnwell's total net proved liquid hydrocarbon and gas reserves as of September 30, 2023. Based on information provided by Barnwell, the third party estimate conducted by Ryder Scott addresses approximately 10 percent of the total proved net reserves of Barnwell on a barrel of oil equivalent, BOE, basis as of September 30, 2023. Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of natural gas per one barrel of oil equivalent.

The estimated reserves and future net income amounts presented in this report, as of September 30, 2023 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the "as of date" of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, as required by the SEC regulations. Actual future prices may vary considerably from the prices that were used in this report. The reserves volumes and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized as follows.

SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
Teton Barnwell Fund I, LLC
As of September 30, 2023

	Total Proved Developed Producing
Net Reserves	
Oil/Condensate – Mbbl	39
Plant Products – Mbbl	77
Gas – MMcf	734
Income Data ($M)	
Future Gross Revenue	$5,953
Deductions	542
Future Net Income (FNI)	$5,411
Discounted FNI @ 10%	$2,904

     Liquid hydrocarbons are expressed in standard 42 U.S. gallon barrels and shown herein as thousands of barrels (Mbbl). All gas volumes are reported on an "as sold basis" expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the areas in which the gas reserves are located. In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars ($M).

     The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package ARIES^{TM} Petroleum Economics and Reserves Software, a copyrighted program of Halliburton. The program was used at the request of TBF1. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

     The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.

     Liquid hydrocarbon reserves account for approximately 74 percent and gas reserves account for the remaining 26 percent of total future gross revenue from proved reserves.

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

Discounted Future Net Income ($M)

Discount Rate Percent	As of September 30, 2023 Total Proved
5	$3,702
8	$3,166
12	$2,692
15	$2,439

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled "PETROLEUM RESERVES DEFINITIONS" is included as an attachment to this report.

The various reserves status categories are defined in the attachment entitled "PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES" in this report.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Reserves are "estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations." All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal categories, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At TBF1's request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are "those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward." The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a "high degree of confidence that the quantities will be recovered."

Proved reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that "as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease." Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

TBF1's operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a detailed study of the properties in which TBF1 owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission's Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves. Reserves evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator. Therefore, it is the categorization of reserves quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the "quantities actually recovered are much more likely to be achieved than not." The SEC states that "probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered." The SEC states that "possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves." All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.
Estimates of reserves quantities and their associated reserves categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserves categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves for the properties included herein were estimated by decline curve analysis, a performance method which utilized extrapolations of historical production and pressure data available through September 2023. The data utilized in this analysis were furnished to Ryder Scott by TBF1 and were considered sufficient for the purpose thereof.

To estimate economically producible proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

TBF1 has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by TBF1 with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, production taxes, abandonment costs after salvage, adjustments or differentials to product prices, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by TBF1. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the "SEC Regulations." In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

Our forecasts of future production rates are based on the individual historical production data and the performance trend of each well. These future production rates may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the "as of date" of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period.

We furnished TBF1 with the above mentioned average benchmark prices in effect on September 30, 2023. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the "benchmark prices" and "price reference" used for the geographic area included in the report.

The product prices which were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and/or distance from market, referred to herein as "differentials." The differentials used in the preparation of this report were furnished to us by TBF1. The differentials furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by TBF1 to determine these differentials.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the "average realized prices." The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for the geographic area included in the report.

Geographic Area	Product	Price Reference	Average Benchmark Price	Average Realized Price
North America				
United States	Oil/Condensate	WTI Cushing	$78.54/bbl	$75.70/bbl
	NGLs	WTI Cushing	$78.54/bbl	$22.90/bbl
	Gas	Henry Hub	$3.419/MMBTU	$2.26/Mcf

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report were furnished by TBF1 and are based on the operating expense reports of TBF1 and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by TBF1. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were material. The estimates of the net abandonment costs furnished by TBF1 were accepted without independent verification.

Current costs used by TBF1 were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have approximately eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists receive professional accreditation in the form of a registered or certified professional engineer's license or a registered or certified professional geoscientist's license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization. Regulating agencies require that, in order to maintain active status, a certain amount of continuing education hours be completed annually, including an hour of ethics training. Ryder Scott fully supports this technical and ethics training with our internal requirement mentioned above.

We are independent petroleum engineers with respect to Gros Ventre, TBF1, Barnwell, and their collective affiliates. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analyses conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Barnwell.

Barnwell makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Barnwell has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Barnwell, of the references to our name, as well as to the references to our third party report for TBF1, which appears in the September 30, 2023 annual report on Form 10-K of Barnwell. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Barnwell.

We have provided TBF1 with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by TBF1, or their partners, and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

/s/ Stephen E. Gardner
Stephen E. Gardner, P.E.
Colorado License No. 44720   [SEAL]
Managing Senior Vice President

SEG (LPC)/pl

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Stephen E. Gardner is the primary technical person responsible for the estimate of the reserves, future production and income.

Mr. Gardner, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2006, is a Managing Senior Vice President responsible for ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Gardner served in a number of engineering positions with Exxon Mobil Corporation. For more information regarding Mr. Gardner's geographic and job specific experience, please refer to the Ryder Scott Company website at https://ryderscott.com/employees/denver-employees.

Mr. Gardner earned a Bachelor of Science degree in Mechanical Engineering from Brigham Young University in 2001 (summa cum laude). He is a licensed Professional Engineer in the States of Colorado and Texas. Mr. Gardner is a member of the Society of Petroleum Engineers and a former chairperson of the Society of Petroleum Evaluation Engineers for the Denver Chapter. He also currently serves on the latter organization's board of directors at the international level.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of 15 hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Gardner fulfills. As part of his 2022 continuing education hours, Mr. Gardner participated in the annual Ryder Scott Reserves Conference, which covered a variety of reserves topics including analysis techniques for unconventional reservoirs, ESG issues, reserves definitions and guidelines, SEC comment letter trends, and others. In addition, Mr. Gardner attended the annual SPEE meeting held in Napa Valley, California as well as participated in various local SPEE and SIPES technical seminars and other internal company training courses throughout the year covering topics such as reserves evaluation methods and evaluation software, ethics, SEC perspectives and other regulatory issues, geothermal energy, SRMS, and more.

Based on his educational background, professional training and more than 17 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Gardner has attained the professional qualifications as a Reserves Estimator set forth in Article III of the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers as of June 2019.

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the "Modernization of Oil and Gas Reporting; Final Rule" in the Federal Register of National Archives and Records Administration (NARA). The "Modernization of Oil and Gas Reporting; Final Rule" includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The "Modernization of Oil and Gas Reporting; Final Rule", including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the "SEC regulations". The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. *Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.*

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. *Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.*

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

PROVED RESERVES (SEC DEFINITIONS) CONTINUED

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

> *(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and*

> *(B) The project has been approved for development by all necessary parties and entities, including governmental entities.*

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

2018 PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)
SOCIETY OF EXPLORATION GEOPHYSICISTS (SEG)
SOCIETY OF PETROPHYSICISTS AND WELL LOG ANALYSTS (SPWLA)
EUROPEAN ASSOCIATION OF GEOSCIENTISTS & ENGINEERS (EAGE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected quantities to be recovered from completion intervals that are open and producing at the effective date of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:
    (1) completion intervals that are open at the time of the estimate but which have not yet started producing;
    (2) wells which were shut-in for market conditions or pipeline connections; or
    (3) wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells that will require additional completion work or future re-completion before start of production with minor cost to access these reserves.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(1)   Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

BARNWELL TEXAS LLC

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold Interests

SEC Parameters

As of

September 30, 2023

_____
/s/ Stephen E. Gardner
Stephen E. Gardner, P.E.
Colorado License No. 44720
Managing Senior Vice President

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

[SEAL]



RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS

TBPELS REGISTERED ENGINEERING FIRM F-1580
633 17TH STREET   SUITE 1700   DENVER, COLORADO 80202   TELEPHONE (303) 339-8110

October 3, 2023

Barnwell Texas LLC
c/o Barnwell Industries, Inc.
1100 Alakea Street, Suite 500
Honolulu, HI 96813

Ladies and Gentlemen:

      At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold interests of Barnwell Texas LLC, a subsidiary of Barnwell Industries, Inc. (collectively, Barnwell) as of September 30, 2023. The subject properties are located in the state of Texas. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on October 3, 2023 and presented herein, was prepared for public disclosure by Barnwell in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

      The properties evaluated by Ryder Scott account for a portion of Barnwell's total net proved liquid hydrocarbon and gas reserves as of September 30, 2023. Based on information provided by Barnwell, the third party estimate conducted by Ryder Scott addresses approximately 14 percent of the total proved net reserves of Barnwell on a barrel of oil equivalent, BOE, basis as of September 30, 2023. Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of natural gas per one barrel of oil equivalent.

      The estimated reserves and future net income amounts presented in this report, as of September 30, 2023 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the "as of date" of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, as required by the SEC regulations. Actual future prices may vary considerably from the prices that were used in this report. The reserves volumes and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized as follows.

1100 LOUISIANA, SUITE 4600   HOUSTON, TEXAS 77002-5294   TEL (713) 651-9191   FAX (713) 651-0849
SUITE 2800, 350 7TH AVENUE, S.W.   CALGARY, ALBERTA T2P 3N9   TEL (403) 262-2799

SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold Interests of
Barnwell Texas LLC
As of September 30, 2023

	Total Proved Developed Producing
Net Reserves	
Oil/Condensate – Mbbl	73
Plant Products – Mbbl	100
Gas – MMcf	957
Income Data ($M)	
Future Gross Revenue	$9,048
Deductions	2,675
Future Net Income (FNI)	$6,372
Discounted FNI @ 10%	$3,925

Liquid hydrocarbons are expressed in standard 42 U.S. gallon barrels and shown herein as thousands of barrels (Mbbl). All gas volumes are reported on an "as sold basis" expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the area in which the gas reserves are located. In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars ($M).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package ARIES^TM Petroleum Economics and Reserves Software, a copyrighted program of Halliburton. The program was used at the request of Barnwell. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.

Liquid hydrocarbon reserves account for approximately 80 percent and gas reserves account for the remaining 20 percent of total future gross revenue from proved reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

Discounted Future Net Income ($M)

Discount Rate Percent	As of September 30, 2023 Total Proved
5	$4,785
8	$4,216
12	$3,684
15	$3,390

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled "PETROLEUM RESERVES DEFINITIONS" is included as an attachment to this report.

The various reserves status categories are defined in the attachment entitled "PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES" in this report.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Reserves are "estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations." All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal categories, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Barnwell's request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are "those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward." The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a "high degree of confidence that the quantities will be recovered."

Proved reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that "as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease." Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

Barnwell's operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a detailed study of the properties in which Barnwell owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission's Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves. Reserves evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator. Therefore, it is the categorization of reserves quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the "quantities actually recovered are much more likely to be achieved than not." The SEC states that "probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered." The SEC states that "possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves." All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.
Estimates of reserves quantities and their associated reserves categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserves categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The reserves attributable to the producing wells in this report are very early-life and were estimated by a combination of performance and analogy methods. Decline curve analysis, a performance method which utilized extrapolations of historical production and pressure data available through mid-September 2023, was used to project short term production from the initial rates and decline trend of each well. Longer term performance was then guided by analogy to older, more established wells in the general vicinity. The data used in these analyses were furnished to Ryder Scott by Barnwell or obtained from public data sources and were considered sufficient for the purpose thereof.

To estimate economically producible proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Barnwell has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by Barnwell with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, and adjustments or differentials to product prices. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Barnwell. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the "SEC Regulations." In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based partly on the early-life performance data of each well, as well as analogy to longer-term decline trends and performance of analogous wells.
The future production rates from wells currently on production may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the "as of date" of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period.

We provided Barnwell with the above mentioned average benchmark prices in effect on September 30, 2023. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the "benchmark prices" and "price reference" used for the geographic area included in the report.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, oil transportation fees and/or distance from market, referred to herein as "differentials." The differentials used in the preparation of this report were estimated by us based on information furnished by Barnwell.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the "average realized prices." The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for the geographic area included in the report.

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
North America				
United States	Oil/Condensate	WTI Cushing	$78.54/Bbl	$77.60/Bbl
	NGLs	WTI Cushing	$78.54/Bbl	$20.51/Bbl
	Gas	Henry Hub	$3.419/MMBTU	$1.99/Mcf

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report were furnished by Barnwell and are based on pre-drill estimates provided to Barnwell by the operator. The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by Barnwell or the operator. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

The net cost of abandonment after salvage was estimated by us and included for each well.

Current costs used in this evaluation were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have approximately eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists receive professional accreditation in the form of a registered or certified professional engineer's license or a registered or certified professional geoscientist's license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization. Regulating agencies require that, in order to maintain active status, a certain amount of continuing education hours be completed annually, including an hour of ethics training. Ryder Scott fully supports this technical and ethics training with our internal requirement mentioned above.

We are independent petroleum engineers with respect to Barnwell Texas LLC and Barnwell Industries, Inc. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analyses conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Barnwell.

Barnwell makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Barnwell has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Barnwell, of the references to our name, as well as to the references to our third party report for Barnwell, which appears in the September 30, 2023 annual report on Form 10-K of Barnwell. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Barnwell.

We have provided Barnwell with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Barnwell and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

/s/ Stephen E. Gardner
Stephen E. Gardner, P.E.
Colorado License No. 44720   [SEAL]
Managing Senior Vice President

SEG (LPC)/pl

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Stephen E. Gardner is the primary technical person responsible for the estimate of the reserves, future production and income.

Mr. Gardner, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2006, is a Managing Senior Vice President responsible for ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Gardner served in a number of engineering positions with Exxon Mobil Corporation. For more information regarding Mr. Gardner's geographic and job specific experience, please refer to the Ryder Scott Company website at https://ryderscott.com/employees/denver-employees.

Mr. Gardner earned a Bachelor of Science degree in Mechanical Engineering from Brigham Young University in 2001 (summa cum laude). He is a licensed Professional Engineer in the States of Colorado and Texas. Mr. Gardner is a member of the Society of Petroleum Engineers and a former chairperson of the Society of Petroleum Evaluation Engineers for the Denver Chapter. He also currently serves on the latter organization's board of directors at the international level.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of 15 hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Gardner fulfills. As part of his 2022 continuing education hours, Mr. Gardner participated in the annual Ryder Scott Reserves Conference, which covered a variety of reserves topics including analysis techniques for unconventional reservoirs, ESG issues, reserves definitions and guidelines, SEC comment letter trends, and others. In addition, Mr. Gardner attended the annual SPEE meeting held in Napa Valley, California as well as participated in various local SPEE and SIPES technical seminars and other internal company training courses throughout the year covering topics such as reserves evaluation methods and evaluation software, ethics, SEC perspectives and other regulatory issues, geothermal energy, SRMS, and more.

Based on his educational background, professional training and more than 17 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Gardner has attained the professional qualifications as a Reserves Estimator set forth in Article III of the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers as of June 2019.

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the "Modernization of Oil and Gas Reporting; Final Rule" in the Federal Register of National Archives and Records Administration (NARA). The "Modernization of Oil and Gas Reporting; Final Rule" includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The "Modernization of Oil and Gas Reporting; Final Rule", including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the "SEC regulations". The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. *Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.*

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. *Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.*

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

PROVED RESERVES (SEC DEFINITIONS) CONTINUED

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

> *(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and*

> *(B) The project has been approved for development by all necessary parties and entities, including governmental entities.*

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

2018 PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)
SOCIETY OF EXPLORATION GEOPHYSICISTS (SEG)
SOCIETY OF PETROPHYSICISTS AND WELL LOG ANALYSTS (SPWLA)
EUROPEAN ASSOCIATION OF GEOSCIENTISTS & ENGINEERS (EAGE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected quantities to be recovered from completion intervals that are open and producing at the effective date of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:
(1) completion intervals that are open at the time of the estimate but which have not yet started producing;
(2) wells which were shut-in for market conditions or pipeline connections; or
(3) wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells that will require additional completion work or future re-completion before start of production with minor cost to access these reserves.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(1) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K / A
(Amendment No. 1)

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5103

BARNWELL INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**72-0496921**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1100 Alakea Street, Suite 500, Honolulu, Hawaii	**96813**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(808) 531-8400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
Common Stock, $0.50 par value	BRN	NYSE American

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of a share of common stock on March 31, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) was $10,251,000.

As of December 12, 2023 there were 10,000,106 shares of common stock outstanding.

<u>Documents Incorporated by Reference</u>

None.

EXPLANATORY NOTE

Barnwell Industries, Inc. (the "Company", "our" or "Barnwell") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to its Annual Report on Form 10-K for the fiscal year ended September 30, 2023, which was originally filed on December 18, 2023 (the "Original Filing"), solely to include the information required by Part III of Form 10-K of the Original Filing and not included in the Original Filing. This information was previously omitted from the Original Filing in reliance on General Instruction G(3) to Form 10-K, which permits the information in the above referenced items to be incorporated in the Form 10-K by reference from the Company's definitive proxy statement if such statement is filed no later than 120 days after the Company's fiscal year end. This Amendment amends and restates in their entirety Items 10, 11, 12, 13 and 14 of Part III of the Original Filing. In addition, the reference on the cover of the Original Filing to the incorporation by reference of our definitive proxy statement into Part III of the Original Filing is hereby deleted. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Form 10-K/A also contains certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are attached hereto. Because no financial statements have been included in this Form 10-K/A and this Form 10-K/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4, and 5 of the certifications have been omitted.

Except as described above, this Amendment does not modify or update the disclosure in, or exhibits to, the Original Filing in any way, and the parts or exhibits of the Original Filing which have not been modified or updated are not included in this Amendment. Furthermore, this Form 10-K/A does not change any previously reported financial results, nor does it reflect events occurring after the filing date of the Original Filing. Information not affected by this Form 10-K/A remains unchanged and reflects the disclosures made at the time the Original Filing was filed. This Amendment continues to speak as of the date of the Original Filing, and except as expressly set forth in this Amendment, does not reflect events occurring after December 18, 2023, the filing date of the Original Filing, or modify or update those disclosures that may have been affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Company's other filings made with the Securities and Exchange Commission since the filing of the Original Filing, including amendments to those filings, if any.

TABLE OF CONTENTS

Page

PART III 1

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE 1

ITEM 11. EXECUTIVE COMPENSATION 3

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS 6

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE 7

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES 7

PART IV 8

ITEM 1. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES 8

SIGNATURES

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The table below identifies our current officers and directors.

Name	Position Held with the Company	Age
Kenneth S. Grossman [1, 3A, 4]	Director, Chairman of the Board of Directors	67
Joshua S. Horowitz [1, 3, 4A]	Director	46
Alexander C. Kinzler [2A]	Chief Executive Officer, President, Chief Operating Officer, General Counsel and Director	65
Laurance E. Narbut [2]	Director	52
Douglas N. Woodrum [1A, 2, 3, 4]	Director	66

[1A] Chair of the Audit Committee   [1] Member of the Audit Committee
[2A] Chair of the Reserves Committee   [2] Member of the Reserves Committee
[3A] Chair of the Compensation Committee   [3] Member of the Compensation Committee
[4A] Chair of the Nominating Committee   [4] Member of the Nominating Committee

Business Experience

Kenneth S. Grossman[1] – Director since 2020. Chairman of the Board of the Company since January 21, 2023 and from April 15, 2020 to May 10, 2021. Vice-Chairman of the Board of the Company from May 11, 2021 to June 30, 2022. Investor and attorney specializing in companies undergoing and/or emerging from restructuring or reorganization; Senior Managing Director of Steppingstone Group, LLC. Mr. Grossman has been engaged as a professional investor and the management of capital as a buy-side principal since 1990. Mr. Grossman has served as an independent director of both private and public companies, and as a member of creditor, bank group and shareholder committees for other businesses and has extensive experience in advising investors as well as leading investors and partners with respect to distressed and other capital-challenged "special situation" companies. Mr. Grossman's experience includes a strong network of relationships and management roles involving large portfolios in this investment sector maintained by multi-strategy and arbitrage firms. Admitted to the New York Bar in 1982, Mr. Grossman practiced law with Shea & Gould until 1989, where he specialized in bankruptcy, creditor's rights and commercial litigation. More recently, Mr. Grossman utilized that experience in leadership roles and as a Director of Lehman Brothers Special Finance, Inc. and Signature Group Holdings, Inc. (formerly Fremont General Corporation), as they emerged from Chapter 11 bankruptcy. Mr. Grossman is currently a board member and/or special advisor for Concise Capital Management and a director of Performance Sports Group, Inc., Buffalo Armory, LLC and Nebraska Book Co, Inc.

Joshua S. Horowitz[1] – Director since 2023. Portfolio Manager at Palm Management (US) LLC. Mr. Horowitz has held senior positions at Inverlochy Capital, an asset management firm, and Berggruen Holdings, the family office of Nicolas Berggruen. He began his career at Crossway Partners, a value strategy investment partnership. Mr. Horowitz holds a BS in Management, magna cum laude, from Binghamton University and also studied at the Bath School of Management in the United Kingdom. Mr. Horowitz previously served as a Director of The Lincoln General Insurance Company (private), as well as 1347 Capital Corp (Nasdaq: TFSC), and is currently a Director and Chair of the Finance Committee of Limbach Holdings (Nasdaq: LMB), a $500m mechanical engineering concern. Since December 2023, he has served as Chairman of the Board of BK Technologies Corporation (NYSE: BKTI), a wireless communications company focused on the public safety market. He was formerly on the Board of 1347 Property Insurance Holdings, Inc. (Nasdaq: PIH) and Minim, Inc. (Nasdaq: MINM), and Interim Chairman of the Board of Birner Dental Management Services, Inc. (OTC: BDMS), where he led the Company's sale to Mid Atlantic Dental Partners. Mr. Horowitz also was a Board Observer at Biomerica, Inc. (Nasdaq: BMRA). Mr. Horowitz's background in management and the investment community gives him significant insight into corporate operations, investment opportunities, commodities and business issues facing the Company and his experience on numerous boards bring significant strategic, consensus-building and management skills to the Company.

Alexander C. Kinzler – Director since 1999. Chief Executive Officer of the Company since December 2016. President and Chief Operating Officer of the Company since December 2002 and General Counsel of the Company since December 2001. Mr. Kinzler, an attorney, has been employed by the Company since 1984 in various capacities, including Vice President, Executive Vice President, and currently Chief Executive Officer, President and Chief Operating Officer, and brings to the Board deep insight into the operations, challenges and complex issues facing the Company. He has served on the boards of directors of business groups

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[1] This director is independent as defined in Section 803(A) of the NYSE American listing standards.

including the Hawaii Leeward Planning Conference, and also brings to the Board significant operational, strategic, consensus-building and management skills from his years with the Company and legal background.

Laurance E. Narbut[2] – Director since 2023. Mr. Narbut is the founder and Managing Partner of Acceleration Resources LLC, a private equity firm focusing on lower/middle market upstream energy sector since 2013. Mr. Narbut has held senior positions at Passport Capital, Richmond Financial, SUN Capital Partners, Credit Suisse First Boston, and the Parthenon Group. At Passport Capital, Mr. Narbut was a portfolio manager for the energy strategy, investing across multiple funds and focused on upstream oil & gas and energy service investments. Mr. Narbut attended Harvard Business School and the University of Pennsylvania. Mr. Narbut's strong background in business, finance, energy strategy and energy investing brings to the Board deep insight into the Company's primary upstream oil and gas business as well as the evaluation and financing of a variety of businesses and business opportunities.

Douglas N. Woodrum[2] – Director since 2020. Director of Liberated Syndication, Inc., a podcast hosting and targeted advertising company from 2021 to present. Director of MarkerScout, a private insurance distribution and underwriting company from 2002 to June 2023. Chief Financial Officer and Director of ChinaCast Education Corporation, a post- secondary and e-learning service provider in China from 2012-2016. Mr. Woodrum was appointed Director of ChinaCast Education Corporation, a China-based post-secondary education enterprise in January 2012 and was appointed CFO in March 2012. Shortly after being appointed CFO, Mr. Woodrum discovered fraud. From 2012-2016 Mr. Woodrum assisted in the recovery of several million dollars for its creditors. In late 2016 the shareholders and creditors requested and approved a Chapter 11 bankruptcy filing. From 2016-2018, during the bankruptcy period, Mr. Woodrum led the recovery of several additional millions of dollars for ChinaCast's creditors. In late 2018, ChinaCast received court approval to close the bankruptcy proceedings. Portfolio analyst of Jayhawk Capital Management, a private equity firm focused on small and medium-sized businesses operating in China from 2006 - 2009. Chief Financial Officer of CNET Networks, Inc., a publicly traded on-line media company from 1997 - 2005. Chief Financial Officer of Heritage Media Corporation, a publicly traded diversified media company from 1993 - 1996. Mr. Woodrum received his B.B.A. in finance and accounting from the University of Iowa in 1979.

Named Executive Officers of the Company

The Company currently has two executive officers (the "Named Executive Officers"). The following table sets forth the names and ages of all Named Executive Officers of the Company during fiscal 2023, their positions and offices with the Company and the period during which each has served.

Name	Age	Position with the Company
Alexander C. Kinzler	65	Chief Executive Officer since December 2016. President and Chief Operating Officer since December 2002 and General Counsel since December 2001. Director of the Company since December 1999.
Russell M. Gifford	69	Secretary since December 2002, Executive Vice President since December 1997, Treasurer since November 1986 and Chief Financial Officer since August 1985. President of Water Resources International, Inc., a wholly-owned subsidiary of the Company, since December 1999.

Board Meetings

The Board of Directors held seven meetings during the fiscal year ended September 30, 2023, all directors attended at least 75% of the meetings of the Board of Directors and of the committees of the Board of Directors on which each director served. The independent directors met on two occasions out of the presence of management during the fiscal year ended September 30, 2023.

Audit Committee

The members of the Audit Committee are Mr. Woodrum, Chairman, and Messrs. Grossman and Horowitz. All of the members of the Audit Committee are independent (as independence is defined in Section 803(A) of the NYSE American listing standards). The Board of Directors has determined that the Audit Committee has an audit committee financial expert, Mr. Woodrum, who fulfilled the CPA exam requirements in 1981, but is not a qualified or practicing CPA, is a financial expert based on his degree in finance

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[2] This director is independent as defined in Section 803(A) of the NYSE American listing standards.

and experience as Chief Financial Officer of a public company. Mr. Woodrum, while not a CPA, has in-depth financial and accounting expertise and has been determined by the Board of Directors to qualify as an Audit Committee financial expert. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on our website. The Audit Committee reviews the services of the independent accountants employed by the Company to audit the consolidated financial statements of the Company. The Audit Committee periodically reviews major issues regarding accounting and auditing principles and practices, the adequacy of internal controls that could affect the consolidated financial statements as well as all related party transactions and potential conflicts of interest. During the fiscal year ended September 30, 2023, the Audit Committee held four meetings.

Executive Committee

There are presently no members appointed to the Executive Committee. The Executive Committee has and may exercise all the powers of the Board of Directors when the Board is not in session, subject to certain limitations in the Company's Bylaws. During the fiscal year ended September 30, 2023, the Executive Committee held no meetings.

Nominating Committee

The members of the Nominating Committee are Mr. Horowitz, Chairman, and Messrs. Grossman and Woodrum. During the fiscal year ended September 30, 2023, the Nominating Committee held one meeting. The purpose of the Nominating Committee is to identify and select or recommend qualified nominees to be elected to the Board of Directors at the annual meeting of stockholders (consistent with criteria approved by the Board of Directors), identify, select or recommend qualified nominees to fill any vacancies on the Board of Directors or a committee thereof (consistent with criteria approved by the Board of Directors) and undertake such other duties and responsibilities as may from time to time be delegated by the Board of Directors to the Nominating Committee.

Reserves Committee

The members of the Reserves Committee are Mr. Kinzler, Chairman, and Messrs. Narbut and Woodrum. During the fiscal year ended September 30, 2023, the Reserves Committee held one meeting.

Compensation Committee

The members of the Compensation Committee are Mr. Grossman, Chairman, and Messrs. Horowitz and Woodrum. The Compensation Committee (i) determines the annual compensation of the Company's Executive Officers; (ii) recommends, if appropriate, new employee benefit plans to the Board of Directors; (iii) administers all employee benefit plans; and (iv) makes such other determinations regarding compensation or benefits as may be necessary or advisable. The Compensation Committee held one meeting during the fiscal year ended September 30, 2023. The Board of Directors has adopted a written charter for the Compensation Committee, a copy of which is available on our website.

Code of Ethics

The Company has adopted a code of ethics that applies to all of our executive and non-executive employees. The code of ethics contains certain additional terms applicable to our Chief Executive Officer and Chief Financial Officer. The Company's code of ethics may be found on the Company's website at: www.brninc.com/ethics0304.pdf.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file certain reports of beneficial ownership with the SEC. Based solely on the Company's review of the copies of such forms it has received and written representations from certain reporting persons, the Company believes that all of its officers, directors and greater than 10% beneficial owners, complied with all Section 16(a) filing requirements applicable to them during the Company's most recently completed fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table
The Summary Compensation Table below sets forth certain information regarding compensation paid during the fiscal years ended September 30, 2023 and September 30, 2022 to (1) Alexander C. Kinzler, our Chief Executive Officer, President, Chief Operating Officer and General Counsel, and (2) Russell M. Gifford, our Executive Vice President, Chief Financial Officer, Treasurer and Secretary.

No Named Executive Officer was granted a stock award in fiscal year 2023 or 2022, nor received above-market or preferential earnings on compensation that was deferred on a basis that was not tax-qualified. As a result, such columns have been omitted.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	All Other Compen-sation ($)[3]	Total ($)
Alexander C. Kinzler Chief Executive Officer, President and General Counsel	2023	253,750	37,500	-	-	37,059	328,309
	2022	280,000	-	-	85,000	44,070	409,070
Russell M. Gifford Executive Vice President, Chief Financial Officer, Treasurer and Secretary	2023	280,000	33,750	-	-	-	313,750
	2022	280,000	85,000	-	-	-	365,000

Outstanding Equity Awards At Fiscal Year-End 2023

The following Outstanding Equity Awards At Fiscal Year-End 2023 table sets forth grants of stock options and grants of unvested stock awards outstanding on the last day of the fiscal year ended September 30, 2023 to each Named Executive Officer.

No Named Executive Officer held unvested stock awards at fiscal year-end 2023. As a result, the relevant columns have been omitted.

Option Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Alexander C. Kinzler	40,000 shares of Common Stock	20,000 shares of Common Stock[4]	3.66	02/2026
Russell M. Gifford	40,000 shares of Common Stock	20,000 shares of Common Stock[4]	3.33	02/2031

The Company maintains a defined benefit pension plan ("Pension Plan") for its eligible employees to provide annual benefits payable on retirement. Eligibility is based upon attainment of age 21 and completion of one year of service. Benefits are calculated under a formula based upon years of service and the participant's highest average annual compensation over 60 consecutive months of service. Since December 31, 2019, future benefit accruals for all participants under the Pension Plan have been frozen. Consequently, current participants in the Pension Plan no longer accrue new benefits under the Pension Plan and new employees of the Company are no longer eligible to enter the Pension Plan as participants. Mr. Kinzler and Mr. Gifford are participants in the Pension Plan.

The Company also has a Supplemental Executive Retirement Plan ("SERP") in order to provide an additional incentive to the Company's executive officers to remain with the Company. Since December 31, 2019, future benefit accruals for all participants under the SERP have been frozen. Consequently, current participants in the SERP no longer accrue new benefits under the SERP

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[3] This amount represents directors' fees and perquisites received with respect to medical insurance.

[4] Subject to the conditions set forth in the option, 33 1/3% of the option shall become vested and exercisable on each of the first 3 anniversaries of the grant date of February 9, 2021.

and new employees of the Company are no longer eligible to enter the SERP as participants. Mr. Kinzler and Mr. Gifford are participants in the SERP.

The Company also had maintained a Postretirement Medical Insurance Benefit Plan as an additional incentive to the Company's senior officers in the U.S. to remain with the Company. During fiscal 2021, the Postretirement Medical Insurance Benefit Plan was terminated.

Director Compensation

The Company's program of director compensation is intended to fairly pay directors for work required for a company of our size and scope. Directors who are not officers of the Company currently receive an annual fee of $100,000, half of which is paid by cash and half of the value of which is paid by grant of Restricted Stock Units ("RSU"), and are reimbursed for expenses incurred in connection with meeting attendance.

Director Compensation

The following Director Compensation table sets forth information with regard to the Board of Directors (other than any officer of the Company) as listed under Item 10, above, with regard to compensation paid to them during the fiscal year ended September 30, 2023.

No non-employee members of the Board of Directors earned any non-equity incentive plan compensation or nonqualified deferred compensation earnings in fiscal year 2023. As a result, the relevant columns have been omitted.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation[5] ($)	Total ($)
Kenneth S. Grossman	94,998	84,626[6]	3,750	183,374
Joshua S. Horowitz	31,000	24,626[7]	-	55,626
Francis J. Kelly[8]	12,000	-	-	12,000
Philip J. McPherson[9]	16,500	-	3,750	20,250
Peter J. O'Malley[10]	21,000	-	3,750	24,750
Laurance E. Narbut	31,000	24,626[7]	-	55,626
Bradley M. Tirpak[11]	18,000	-	-	18,000
Douglas N. Woodrum	70,499	54,626[12]	-	125,125

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[5] These amounts represent fees for services provided as a trustee of the Company's pension plan.

[6] In May 2023, the Company's Board of Directors approved and ratified the payment of one-time special director fees to Mr. Grossman for his services on behalf of the Company and the Board of Directors pertaining to the negotiations of a cooperation agreement and the settlement of the potential proxy contest. Mr. Grossman received a one-time special director fee of $100,000, which was paid in $40,000 cash and a stock grant of 22,728 shares of Barnwell common stock valued at $60,000. Additionally, Mr. Grossman received a grant by the Board of Directors on June 9, 2023 of 9,328 restricted stock units valued at $24,626 as partial payment of fiscal 2023 director fees for his service as member of the Board of Directors from the period of April 1, 2023 to September 30, 2023.

[7] Represent a grant by the Board of Directors on June 9, 2023 of 9,328 restricted stock units valued at $24,626 to the independent directors of the Board as partial payment of fiscal 2023 director fees for their service as members of the Board of Directors from the period of April 1, 2023 to September 30, 2023.

[8] Mr. Kelly was not nominated for re-election as a director at the Annual Meeting of Stockholders on April 17, 2023.

[9] Mr. McPherson was not nominated for re-election as a director at the Annual Meeting of Stockholders on April 17, 2023.

[10] Mr. O'Malley was not nominated for re-election as a director at the Annual Meeting of Stockholders on April 17, 2023.

[11] Mr. Tirpak was not nominated for re-election as a director at the Annual Meeting of Stockholders on April 17, 2023.

[12] In May 2023, the Company's Board of Directors approved and ratified the payment of one-time special director fees to Mr. Woodrum for his services on behalf of the Company and the Board of Directors pertaining to the negotiations of a cooperation agreement and the settlement of the potential proxy contest. Mr. Woodrum received a one-time special director fee of $50,0000, which was paid in $20,000 cash and a stock grant of 11,363 shares of Barnwell common stock valued at $30,000. Additionally, Mr. Woodrum received a grant by the Board of Directors on June 9,

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information as of January 12, 2024, with respect to the beneficial ownership of the Common Stock, the sole voting security of the Company, by (i) each person known to the Company who beneficially owns more than 5% of the Common Stock, (ii) each director and nominee of the Company, (iii) the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group.

Name and Address of Beneficial Owner		Amount and Nature of Beneficial Ownership[13]	Percent Of Class
Joseph E. Magaro	401 Riversville Road Greenwich, Connecticut	867,544	8.7%
Ned L. Sherwood	4731 North Highway A1A, Suite 213 Vero Beach, Florida	2,767,454[14]	27.7%
Alexander C. Kinzler	1100 Alakea Street, Suite 500 Honolulu, Hawaii	999,500[15]	9.8%
Joshua S. Horowitz	1100 Alakea Street, Suite 500 Honolulu, Hawaii	264,845[16]	2.6%
Douglas N. Woodrum	1100 Alakea Street, Suite 500 Honolulu, Hawaii	170,691[15]	1.7%
Russell M. Gifford	1100 Alakea Street, Suite 500 Honolulu, Hawaii	160,000[15]	1.6%
Kenneth S. Grossman	1100 Alakea Street, Suite 500 Honolulu, Hawaii	117,056[15]	1.1%
Laurance E. Narbut	1100 Alakea Street, Suite 500 Honolulu, Hawaii	9,328	*
All directors and executive officers as a group (6 persons)		1,721,420[15]	16.8%

2023 of 9,328 restricted stock units valued at $24,626 as partial payment of fiscal 2023 director fees for his service as member of the Board of Directors from the period of April 1, 2023 to September 30, 2023.

[13] A person is deemed to be the beneficial owner of securities that such person can acquire as of and within the 60 days following the date of this table upon the exercise of options. Each beneficial owner's percentage of ownership is determined by assuming that options or conversion rights that are held by such person (but not those held by any other person) and which are exercisable as of and within 60 days following the date of this table have been exercised. For purposes of the footnotes that follow, "currently exercisable" means options that are exercisable as of and within 60 days following the date of this table. Except as indicated in the footnotes that follow, shares listed in the table are held with sole voting and investment power.

[14] Represents shares held as of November 29, 2023 as reported on Form 4 filed by Ned L. Sherwood. According to such filing, Mr. Sherwood may be deemed to beneficially own 2,767,454 shares of Common Stock of the Company, which includes (i) 2,529,416 shares of Common Stock of the Company held by MRMP Managers LLC, of which Mr. Sherwood is the chief investment officer, and (ii) 238,038 shares of Common Stock of the Company held by Ned L. Sherwood Revocable Trust, of which Mr. Sherwood is the beneficiary and trustee.

[15] Includes shares underlying options that are exercisable: 60,000, for Mr. Kinzler; 60,000, for Mr. Gifford; 60,000, for Mr. Grossman and 50,000, for Mr. Woodrum.

[16] Includes 241,517 shares held by Palm Global Small Cap Master Fund LP ("Palm Global") and 23,328 shares held directly by Mr. Horowitz. Palm Management (US) LLC, as the investment manager of Palm Global may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to his position with Palm Global and Palm Management (US) LLC, Mr. Horowitz may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Mr. Horowitz expressly disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

* Represents less than 1% of the outstanding shares of Common Stock of the Company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

There were no transactions that occurred during fiscal years 2022 and 2023 in which, to our knowledge, the Company was or is a party, in which the amount involved exceeded the disclosure thresholds set forth in the applicable SEC rules and regulations, and in which any director, director nominee, executive officer, person known by us to be a holder of more than 5% of our Common Stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management, and the Audit Committee has discussed with Weaver and Tidwell, L.L.P., the independent registered public accounting firm, the matters required to be discussed by PCAOB Auditing Standard No. 16, "Communications with Audit Committee; Related Amendments to PCAOB Standards; and Transitional Amendments to PCAOB AU Section 380.", as such may be modified or supplemented. Weaver and Tidwell, L.L.P. has provided to the Company the written disclosures and the letter required by applicable PCAOB requirements regarding their communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Weaver and Tidwell, L.L.P. its independence. The committee also concluded that Weaver and Tidwell, L.L.P.'s performance of tax services to us and our affiliates, as pre-approved by the committee and described in the next section, does not impair Weaver and Tidwell, L.L.P.'s independence. Based upon its discussions with management and with Weaver and Tidwell, L.L.P., the Audit Committee has recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

Audit Fees

The aggregate fees billed to the Company by Weaver and Tidwell, L.L.P., the Company's independent registered public accounting firm for professional services rendered in connection with the audit of the annual financial statements included in the Company's Annual Report on Form 10-K, review of financial statements included in the Company's Quarterly Reports on Form 10-Q and services to the Company in connection with statutory or regulatory filings or engagements for the fiscal year ended September 30, 2023 totaled $387,338. For the comparable services provided for the fiscal year ended September 30, 2022, the aggregate fees billed to the Company totaled $335,781.

Audit-Related Fees

For the fiscal years ended September 30, 2023 and September 30, 2022 the Company did not incur and Weaver and Tidwell, L.L.P., the Company's independent registered public accounting firm, did not bill the Company for assurance and related services that are not reasonably related to the performance of the audit or review of the Company's financial statements and classified above with audit fees.

Tax Fees

The aggregate fees billed to the Company by Weaver and Tidwell, L.L.P., the Company's independent registered public accounting firm for professional services rendered in connection with tax compliance, tax advice and tax planning for the fiscal year ended September 30, 2023 totaled $3,505. For the comparable services provided for the fiscal year ended September 30, 2022, the aggregate fees billed to the Company totaled $15,423.

All Other Fees

For the fiscal years ended September 30, 2023 and September 30, 2022 the Company did not incur and Weaver and Tidwell, L.L.P., the Company's independent registered public accounting firm, did not bill the Company for fees other than Audit Fees and Tax fees

Pre-approval Policies and Procedures

The Audit Committee pre-approves all services provided to the Company by the independent registered public accounting firm through the following policies and procedures: (1) the Audit Committee reviews with the Company's independent registered public accounting firm its audit plan and report thereon, including estimated Audit Fees, Audit-Related Fees, Tax Fees and Other Fees; (2) upon review of such audit plan and estimated fees, the Audit Committee may pre-approve the provision of such products and services and the payment therefor; and (3) at subsequent meetings of the Audit Committee, the Audit Committee reviews the status of the provision of all products and services from the Company's independent registered public accounting firm to the Company and payment therefor, and may pre-approve the provision of additional products and services as necessary.

ITEM 1. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this report:

(1)   Exhibits. The exhibits listed in the Index to Exhibits of the Original Filing, which was filed with the SEC on December 18, 2023, and the exhibits listed in the Index to Exhibits of this Amendment are filed with, or incorporated by reference in this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BARNWELL INDUSTRIES, INC.

Dated: January 25, 2024	By: /s/ Alexander C. Kinzler Alexander C. Kinzler President, Chief Executive Officer, Chief Operating Officer, General Counsel and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: January 25, 2024	By: /s/ Russell M. Gifford Russell M. Gifford Executive Vice President, Chief Financial Officer, Treasurer, Secretary
Dated: January 25, 2024	By: /s/ Kenneth S. Grossman Kenneth S. Grossman Director
Dated: January 25, 2024	By: /s/ Joshua S. Horowitz Joshua S. Horowitz Director
Dated: January 25, 2024	By: /s/ Laurance E. Narbut Laurance E. Narbut Director
Dated: January 25, 2024	By: /s/ Douglas N. Woodrum Douglas N. Woodrum Director

INDEX TO EXHIBITS

The following documents are filed as part of this Amendment and they supplement the exhibits filed and furnished with the Original Filing.

Exhibit No.	Description of Exhibit
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

CERTIFICATIONS

I, Alexander C. Kinzler, certify that:

1.   I have reviewed this annual report on Form 10-K/A (Amendment No. 1) of Barnwell Industries, Inc.; and

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: January 25, 2024

/s/ Alexander C. Kinzler
Alexander C. Kinzler
President, Chief Executive Officer,
Chief Operating Officer, General Counsel and Director

Exhibit 31.2

CERTIFICATIONS

I, Russell M. Gifford, certify that:

1.   I have reviewed this annual report on Form 10-K/A (Amendment No. 1) of Barnwell Industries, Inc.; and

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: January 25, 2024   /s/ Russell M. Gifford_____
                                                                        Russell M. Gifford
                                                                        Executive Vice President,
                                                                        Chief Financial Officer

BOARD OF DIRECTORS

Kenneth S. Grossman [1, 3A, 4] – Vice-Chairman of the Board

Joshua S. Horowitz [1, 3, 4A]

Alexander C. Kinzler [2A] – Executive Chairman of the Board

Laurance E. Narbut [2]

Douglas N. Woodrum [1A, 2, 3, 4]

[1A] Chair of the Audit Committee
[2A] Chair of the Reserves Committee
[3A] Chair of the Compensation Committee
[4A] Chair of the Nominating Committee

[1] Member of the Audit Committee
[2] Member of the Reserves Committee
[3] Member of the Compensation Committee
[4] Member of the Nominating Committee

OFFICERS

Craig D. Hopkins
Chief Executive Officer, President

Russell M. Gifford
Executive Vice President, Chief Financial Officer, Treasurer

Alexander C. Kinzler
Secretary, General Counsel

Joy Matsukawa
Assistant Vice President, Assistant Controller

Sheryl A. L. Villanueva
Assistant Vice President, Assistant Controller

Heidi M. Uratsuka
Assistant Vice President

Denise L. Miyasato
Assistant Secretary

Corporate Information

Corporate Headquarters
Barnwell Industries, Inc.
1100 Alakea Street, Suite 500
Honolulu, Hawaii 96813
Phone (808) 531-8400
Fax   (808) 531-7181

Canadian Office
Barnwell of Canada, Limited
Suite 2410, 500 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Phone   (403) 531-1560
Fax   (403) 266-4124

Big Island Office
Water Resources International, Inc.
P.O. Box 44520, Kamuela Industrial Park
Kamuela, Hawaii 96743
Phone (808) 882-7207
Fax   (808) 882-7655

Transfer Agent
Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717
Phone   1(877) 830-4936
Website   www.shareholder.broadridge.com

Ticker Symbol:	**BRN**	**Stock Exchange Listing**	
Website:	**www.brninc.com**	NYSE American	

Annual Meeting

Barnwell's Annual Meeting of Stockholders will be held on May 20, 2024 at
9:00 a.m., Hawaii Standard Time, in Honolulu, Hawaii.

Market Prices of Common Stock

The following tables reflect the quarterly high and low sales prices, on the NYSE
American, for the Company's common stock during the periods indicated:

Quarter ended	High	Low
December 31, 2021	$3.50	$2.30
March 31, 2022	$6.38	$2.38
June 30, 2022	$3.40	$2.29
September 30, 2022	$3.32	$2.12
December 31, 2022	$3.33	$2.70
March 31, 2023	$2.97	$1.89
June 30, 2023	$3.10	$2.47
September 30, 2023	$2.79	$2.18

Form 10-K

Stockholders may obtain a copy of the Company's Form 10-K, without charge, by writing to Barnwell
Industries, Inc., 1100 Alakea Street, Suite 500, Honolulu, HI 96813 or by sending an email to
barnwellinfo@brninc.com or by clicking on the "Investors" link and selecting a download option under
"Annual Reports" on the Company's website (www.brninc.com).



Barnwell Industries, Inc., 1100 Alakea Street, Suite 500, Honolulu, HI 96813